As filed with the Securities and Exchange Commission on June 29, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEG, INC.
(Exact name of registrant as specified in its charter)

Delaware	1311	20-4044705
(State or other jurisdiction of incorporation or organization)	(Primary Standard industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1400 Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
Telephone: (214) 692-9211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Bob G. Alexander
Chairman of the Board,
President and Chief Executive Officer
NEG, Inc.
1400 Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
Telephone: (214) 692-9211
Facsimile: (214) 692-5055
(Name, address, including zip code, and telephone number, including area code, or agent for service)

Copies to:

Philip Devlin, Esq. Vice President, General Counsel and Secretary NEG, Inc. 1400 Energy Square 4925 Greenville Avenue Dallas, Texas 75206 Telephone: (214) 692-9211 Facsimile: (214) 692-5055	Steven L. Wasserman, Esq. DLA Piper Rudnick Gray Cary US LLP 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 335-4500 Facsimile: (212) 835-6001	Neel Lemon, Esq. Baker Botts LLP 2001 Ross Avenue Dallas, Texas 75201 Telephone: (214) 953-6500 Facsimile: (214) 953-6503

     Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and upon consummation of the transactions described herein.
     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post—effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed
Title of each class of	maximum aggregate	Amount of
securities to be registered	offering price(1)(2)	registration fee

Common Stock, par value $0.01 per share	$56,736,595.50	$6,070.81

(1)	In accordance with the Rule 457(o) of the Securities Act, the number of shares to be registered and the proposed maximum offering price per share were not included in this table.

(2)	Pursuant to Rules 457(f)(1) and 457(c) of the Securities Act, the registration fee is based on the product of (a) $5.07 (the average of the high and low sale prices of National Energy Group common stock on June 27, 2006 as quoted on the OTC Bulletin Board), and (b) 11,190,650 (the maximum number of shares of National Energy Group common stock estimated to be converted pursuant to the merger).
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8, may determine.

The information in this joint information statement/ prospectus is not complete and may be changed. NEG, Inc. may not distribute or issue the shares of NEG common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This joint information statement/ prospectus is not an offer to distribute these securities and NEG is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

PROSPECTUS	INFORMATION STATEMENT
SUBJECT TO COMPLETION DATED JUNE 29, 2006
NATIONAL ENERGY GROUP, INC.
4925 Greenville Avenue, Suite 1400
Dallas, Texas 75206

Dear Stockholder:	Dallas, Texas
, 2006
        We are mailing you this joint information statement/ prospectus to advise you that on December 7, 2005, National Energy Group, Inc., or National Energy Group, NEG Oil & Gas LLC, or NEG Oil & Gas, NEG, Inc., or NEG, and, for certain purposes, American Real Estate Partners, L.P., or AREP, entered into a merger agreement, pursuant to which National Energy Group will be merged with and into NEG. NEG Oil & Gas, a wholly-owned indirect subsidiary of AREP, is the owner of 50.01% of our common stock. Upon consummation of the merger, each holder of our common stock, including NEG Oil & Gas, will receive                 of a share of common stock of NEG for each share of National Energy Group owned by such holder at the time the merger is completed. NEG Oil & Gas will distribute its interest in NEG to AREP. The merger, which is conditioned upon the consummation of an initial public offering of common stock by NEG, may be terminated if it has not closed by December 1, 2006. The actual value you receive for your National Energy Group common stock will depend on the initial public offering price of NEG’s common stock. A copy of the merger agreement is attached to this joint information statement/ prospectus as Annex B.
        In July 2005, our board of directors formed a special committee consisting of an independent disinterested member to evaluate and make recommendations with respect to the proposed merger. The special committee retained Energy Spectrum Advisors Inc., or Energy Spectrum, as its financial advisor and Bracewell & Giuliani LLP as its legal counsel. Energy Spectrum delivered a fairness opinion in connection with the special committee’s evaluation of the merger agreement. A copy of Energy Spectrum’s fairness opinion is attached to this joint information statement/ prospectus as Annex C. Following extensive review, the special committee recommended to our board of directors that the board approve the merger. Following the adoption and approval of the agreement by our board of directors, NEG Oil & Gas, as the holder of a majority of our outstanding shares, delivered to us a written consent approving the merger agreement.
        As a result of the merger, but without taking into account the issuance of NEG common stock in its proposed initial public offering, each of the holders of our common stock, including AREP, will receive shares in NEG representing, in the aggregate, a 7.990% economic interest in the entire equity of a combination or consolidation of entities that will include 100% of the equity interests in each of National Energy Group, NEG Oil & Gas, NEG Holding LLC, or NEG Holding, National Onshore LP (formerly TransTexas Gas Corporation), or National Onshore, and National Offshore LP (formerly Panaco, Inc.), or National Offshore. We refer to this combination or consolidation of interests as the enterprise. Our public stockholders will receive, in exchange for their National Energy Group common stock, NEG common stock representing 3.994% of such economic interest and AREP will receive, in exchange for its National Energy Group common stock, NEG common stock representing the remaining 3.996% economic interest. As a result of the merger and immediately before the proposed initial public offering of NEG common stock, the former stockholders of National Energy Group, other than AREP, will own 49.9% of NEG common stock and AREP will own the remaining percentage of NEG common stock and one share of class B common stock.
        The proposed initial public offering of NEG common stock will result in the proportionate reduction of the economic interests to be received by our stockholders, including AREP, as a result of the merger. The economic interests to be received by our stockholders as a result of the merger is based on the assumption that the combined or consolidated entities will have net indebtedness of approximately $500 million at the time of the merger and are subject to adjustment upwards or downwards to the extent that the actual amount of net indebtedness at such time is less than or greater than $500 million.
        For a discussion of risk factors associated with the merger and an investment in NEG common stock, see “Risk Factors” beginning on page 21.
        NEG Oil & Gas, acting in its capacity as the holder of a majority of the issued and outstanding shares of common stock of National Energy Group has approved the merger agreement and the transactions it contemplates by written consent. No further vote of our stockholders is required for the approval of the merger. No meeting of stockholders will be held to consider approval of the merger or the merger agreement, and no vote or consent of our stockholders is being solicited.
        Upon completion of the merger, our common stock will cease to be quoted on the OTC Bulletin Board, and we will cease to file periodic reports with the Securities and Exchange Commission. NEG intends to apply to have its common stock approved for listing on the New York Stock Exchange, or NYSE, under the symbol “NEG.”
        We encourage you to read the entire accompanying joint information statement/ prospectus carefully because it sets forth the details of the merger and other transactions and other important information related to your rights as a National Energy Group stockholder.

Sincerely,

/s/ Philip D. Devlin

Philip D. Devlin,
Secretary
We are not asking you for a proxy and you are requested not to send us a proxy.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these transactions or the NEG common stock to be issued in the merger under this joint information statement/ prospectus or determined if the information contained in this joint information statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this joint information statement/ prospectus is , 2006 and it is first being mailed to National Energy Group stockholders on or about , 2006.

         We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this joint information statement/ prospectus. You must not rely on any information or representations not contained in this joint information statement/ prospectus as if we had authorized it. This joint information statement/ prospectus does not offer to sell or solicit any offer to buy any securities other than common stock of NEG to which it relates, nor does it offer to buy any shares of common stock of National Energy Group in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
         The information contained in this joint information statement/ prospectus is current only as of the date on the cover page of this joint information statement/ prospectus, and may change after that date. We do not imply that there has been no change in the information contained in this joint information statement/ prospectus or in our affairs since that date by delivering this joint information statement/ prospectus.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER
      In the questions and answers below, we highlight selected information from this joint information statement/ prospectus, but we have not included all of the information that may be important to you regarding the merger and the transactions contemplated by the merger agreement. To better understand the merger and the transactions contemplated by the merger agreement, and for a complete description of their legal terms, you should carefully read this entire joint information statement/ prospectus, including the annexes. See “Where You Can Find Additional Information.”
Q: What is the proposed transaction?
      A: On December 7, 2005, National Energy Group, NEG Oil & Gas, NEG and, for certain purposes, AREP entered into an agreement and plan of merger, pursuant to which National Energy Group agreed to be merged with and into NEG. A copy of the merger agreement is attached to this joint information statement/ prospectus as Annex B. NEG Oil & Gas, which is a wholly-owned indirect subsidiary of AREP, is the owner of 50.01% of National Energy Group’s common stock.
      Upon consummation of the merger, the holders of National Energy Group common stock, including NEG Oil & Gas, will receive, in the aggregate,                      shares of NEG common stock. NEG Oil & Gas will distribute its interest in NEG to AREP. The merger, which is conditioned upon the consummation of an initial public offering, or the IPO, of common stock by NEG, may be terminated if it has not closed on or prior to December 1, 2006.
      Pursuant to the merger, National Energy Group stockholders will receive shares of NEG common stock, resulting in such holders receiving a 7.990% economic interest, subject to adjustment as described below, in the entire equity of a combination or consolidation of entities that includes 100% of the equity interests in each of NEG Oil & Gas, National Onshore, National Offshore and National Energy Group immediately prior to consummation of the IPO. We refer to this combination or consolidation of interests as the enterprise. Upon completion of the merger, but prior to the IPO, the remaining economic interest in the enterprise will be held, directly or indirectly, by AREP. The public stockholders of National Energy Group will receive, in exchange for their National Energy Group common stock, NEG common stock representing 3.994% of the enterprise and AREP will receive, in exchange for its National Energy Group common stock, NEG common stock representing the remaining 3.996% economic interest. Including AREP’s existing membership interest in NEG Oil & Gas, AREP will own a total of 96.006% of the economic interest of the enterprise. As a result of the merger and immediately before the proposed initial public offering of NEG common stock, the former stockholders of National Energy Group, other than AREP, will own 49.9% of NEG common stock and AREP will own the remaining percentage of NEG common stock and one share of Class B common stock.
      NEG is a recently formed holding company that has no assets. With the proceeds from the IPO, NEG will acquire a not less than 51% managing membership interest in NEG Oil & Gas. NEG’s managing membership interest in NEG Oil & Gas will be its sole material asset. As the managing member, NEG will control all of the affairs of NEG Oil & Gas. The remaining interest in NEG Oil & Gas will be owned by AREP or affiliates of AREP. AREP’s membership interests in NEG Oil & Gas will be exchangeable for shares of NEG common stock. AREP owns one share of class B common stock of NEG, which entitles AREP to such number of votes equal to the total number of shares of NEG common stock issuable upon the exchange of all membership interests of NEG Oil & Gas held by AREP, or the Conversion Option.
Q: Why is NEG acquiring National Energy Group?
      A: NEG believes that the merger will enable NEG to create a simpler, more unified capital structure in which common stockholders would participate in the equity of the enterprise. It is also expected that the merger will provide the holders of National Energy Group common stock with greater liquidity through the NEG common stock that they receive in the merger because the NEG common stock is expected to be listed on the NYSE. In addition, NEG believes that the merger would enhance NEG’s, NEG Oil & Gas’ and National Energy Group’s collective ability to pursue a coordinated strategy for their oil and gas properties, enable the combined company to provide consistent and appropriate long-term incentives for its management team and create opportunities for cost reductions through the reduction of overhead and reporting and compliance costs. To review the National Energy Group special committee’s reasons for the merger, see “The Merger — Background to the Merger — Reasons of the Special Committee for the Merger.”
Q: What will I receive in exchange for my National Energy Group shares?
      A: If you are a National Energy Group stockholder, you will receive                     of a share of NEG common stock in exchange for each share of National Energy Group common stock you hold at the time the merger is completed. For example, if you own 100 shares of National Energy Group common stock, you will receive                     shares of NEG common stock and a cash payment instead of any fractional shares. NEG will not issue fractional shares of NEG common stock. Any National Energy Group stockholder entitled to receive a fractional share of NEG common stock will receive a cash payment instead of a fractional share, based upon the IPO price per share of NEG common stock. For an example of the merger consideration, see Schedule 1.7 to the merger agreement, which is attached to this joint information statement/prospectus as Annex B.
Q: Did the National Energy Group board delegate to a special committee of independent directors the authority to evaluate the merger?
      A: Yes. National Energy Group’s board of directors delegated authority to evaluate and make a recommendation regarding the merger to a special committee consisting of an independent, disinterested director. In delegating this authority to the single member special committee, the National Energy Group board of directors agreed that it would not approve the merger without the recommendation of the special committee. After careful consideration, the special committee determined that each of the merger agreement and the merger consideration was fair, from a financial point of view, to the National Energy Group stockholders, other than affiliates of National Energy Group, and recommended that the board of directors of National Energy Group approve the merger.
      Based on the recommendation of the special committee, the National Energy Group board of directors has declared advisable and approved and adopted the merger agreement and the transactions contemplated by the merger agreement.
Q: Did the special committee obtain advice from outside financial advisors as to the fairness of the exchange ratio from a financial point of view?
      A: Yes. The special committee retained Energy Spectrum as its financial advisor to make a determination as to the fairness, from a financial point of view, of the merger consideration to the National Energy Group stockholders, other than affiliates of National Energy Group. Energy Spectrum rendered its opinion that the consideration to be received by the holders of National Energy Group common stock, other than affiliates of National Energy Group, as a result of the merger, was fair to those holders from a financial point of view. A copy of this opinion is attached to this joint information statement/ prospectus as Annex C. We urge you to read the opinion carefully in its entirety for a description of the assumptions and qualifications made and other matters considered by Energy Spectrum in rendering its opinion.
Q: What is the organizational structure of NEG?
      A: NEG is a holding company and, following the IPO, its sole material asset will be its not less than 51% managing membership interest in NEG Oil & Gas. NEG Oil & Gas will own 100% of each of National Offshore, National Onshore and NEG Holding. As the managing member, NEG will control all of the affairs of NEG Oil & Gas. Immediately following the IPO, the holders of NEG common stock, other than AREP, will control approximately      % of the voting power of all shares of NEG voting stock. The remaining membership interest in NEG Oil & Gas and      % of the voting power of all shares of NEG voting stock will be owned by AREP, a publicly-traded, diversified holding company engaged in a variety of businesses. AREP’s aggregate voting power will be proportionate to its total economic interest in NEG and NEG Oil & Gas. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn. See “Summary — Corporate Structure Before the Transactions” and “Summary — Corporate Structure After the Transactions.”
Q. What percentage of NEG common stock will current National Energy Group public stockholders own after the completion of the merger and the IPO?
      A: NEG anticipates that after the completion of the merger, which is conditioned upon, among other things, the closing of the IPO, National Energy Group stockholders, other than AREP, will own approximately           % of the shares of NEG common stock outstanding at the completion of the merger and IPO, without giving effect to shares of common stock issuable upon the exercise of stock options to be issued by NEG to directors, officers and employees or the exercise of the Conversion Option. In general, this assumes that approximately                      shares of NEG common stock would be issued in the merger, based upon the number of shares of National Energy Group common stock outstanding on                     , the last practicable day before the printing of this joint information statement/ prospectus and assumes that approximately                      shares of NEG common stock would be issued in the IPO.
      The holders of NEG common stock will be entitled to one vote for each share of common stock they own. AREP owns one share of class B common stock of NEG, which will entitle AREP to a number of votes equal to the total number of shares of NEG common stock issuable upon exercise of the Conversion Option. Upon completion of the IPO, AREP would be entitled to      % of the total votes to be cast by the NEG common stock and the class B common stock. The former stockholders of National Energy Group, other than AREP, will hold approximately           % of the outstanding voting power of NEG immediately following the merger, and           % of the voting power on a fully diluted basis, assuming the exercise of all stock options to be issued by NEG to directors, officers and employees and of the Conversion Option.
Q: Is any further vote of National Energy Group stockholders needed to approve the merger?
      A: No. Delaware law allows stockholders to act by written consent instead of holding a meeting, unless specifically prohibited by a corporation’s certificate of incorporation. National Energy Group’s certificate of incorporation does not prohibit stockholder action by written consent. Under Delaware law, the merger must be approved by a majority of the outstanding shares of National Energy Group common stock. Because NEG Oil & Gas owns a sufficient number of National Energy Group shares to approve the merger by written consent and has already executed a written consent voting its shares in favor of the merger, no other vote of National Energy Group stockholders is required or being sought.
Q: Will I have appraisal rights in connection with the merger?
      A: No. Because there are more than 2,000 holders of National Energy Group common stock and such holders will receive a combination of NEG common stock and cash instead of fractional shares of NEG, National Energy Group stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger.
Q: Who will be the executive officers of NEG?
      A: The executive officers of National Energy Group will have the same positions in NEG following the merger.
Q: Who will be the directors of NEG following the merger?
      A: The directors of NEG immediately prior to the merger effective time will be the initial directors of the surviving corporation following the merger effective time. See “NEG — Management.”
Q. Will I be taxed on the NEG common stock that I receive?
      A: Each of NEG and National Energy Group expects the merger to qualify as a reorganization for United States federal income tax purposes. Assuming that the merger qualifies as a reorganization for United

States federal income tax purposes, National Energy Group stockholders generally would not recognize gain or loss upon the exchange of National Energy Group common stock for NEG common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. See “Material U.S. Federal Income Tax Considerations.” The tax consequences to you will depend on the facts and circumstances of your particular situation. Please consult your tax advisor for a full understanding of the tax consequences to you of the merger.
Q: What do I need to do now?
      A: Nothing, other than carefully read the information contained in this joint information statement/ prospectus. After the merger is completed, National Energy Group stockholders will receive written instructions and a letter of transmittal for exchanging their shares of National Energy Group common stock for shares of NEG common stock and cash instead of fractional shares of NEG common stock. Please do not send your National Energy Group stock certificates to us until you receive the instructions and letter of transmittal.
Q: When do you expect to complete the merger?
      A: We currently expect to complete the merger on or about the 20th day after the date this joint information statement/ prospectus is first mailed to National Energy Group stockholders, which is on or about                     , 2006, provided that all conditions to closing the merger have been satisfied or waived, including:

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction issued or enforced by any court or other government entity prohibiting, restraining, enjoining or restricting the consummation of the merger;

•	the consummation of the IPO of NEG contemporaneously with the merger;

•	the filing, making or obtaining of governmental or regulatory notices, approvals or other requirements necessary for completion of the merger and necessary for continued operation of the business;

•	the shares of NEG common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•	the effectiveness of, and the absence of any stop order or proceeding seeking a stop order with respect to, the registration statement on Form S-4 of which this joint information statement/ prospectus forms a part and the registration statement on Form S-1 relating to the IPO;

•	the receipt of all state securities laws or “blue sky” permits and authorizations necessary to issue shares of NEG common stock in exchange for National Energy Group shares;

•	the accuracy of each party’s representations and warranties in the merger agreement, except to the extent that breaches of such representations and warranties would not result in a material adverse effect on the representing party;

•	performance by each party in all material respects of all of its respective obligations required under the merger agreement; and

•	the receipt by NEG Oil & Gas from each National Energy Group affiliate of an executed letter acknowledging certain restrictions on the transfer of NEG common stock.
Q: Where can I find more information?
      A: You may obtain more information from various sources, as set forth under “Where You Can Find More Information.” If you have any questions about the merger, or would like copies of any of the documents we refer to in this joint information statement/ prospectus, including additional copies of this joint information statement/ prospectus, please contact                     , the information agent, at:                     . Call toll-free at: (          )           -                    .

SUMMARY
      The following summary highlights selected information from this joint information statement/ prospectus and may not contain all of the information that is important to you, and should be read with the more detailed information, including the financial statements and the related notes and the pro forma financial information, included elsewhere in this joint information statement/ prospectus. Unless otherwise indicated, information about NEG contained in this joint information statement/ prospectus assumes (1) the completion of the merger of National Energy Group with and into NEG, of which NEG will be the surviving entity, or the merger, (2) the completion of the initial public offering of NEG, or the IPO and (3) NEG’s acquisition of a not less than 51% managing membership interest in NEG Oil & Gas, of which NEG will be the sole managing member. Upon completion of the merger, NEG will change its name to National Energy Group, Inc. To better understand the merger agreement and the transactions contemplated by the merger agreement, including the merger, you should carefully read this entire joint information statement/ prospectus, including the annexes. We have provided definitions for some oil and gas industry terms used in this joint information statement/ prospectus in the glossary attached to this joint information statement/ prospectus as Annex A.
      This joint information statement/ prospectus is:

•	an information statement of National Energy Group for use in notifying its stockholders of the merger and the transactions contemplated by the merger agreement; and

•	a prospectus of NEG relating to the issuance of shares of NEG common stock in connection with the merger.
      In this joint information statement/ prospectus:

•	The terms “we,” “us,” “our” and like terms, and the term “NEG,” refer to NEG, Inc.;

•	“National Energy Group” refers to National Energy Group, Inc.;

•	“NEG Holding” refers to NEG Holding LLC;

•	“NEG Operating” refers to NEG Operating LLC;

•	“NEG Oil & Gas” refers to NEG Oil & Gas LLC;

•	“National Onshore” refers to National Onshore LP (formerly, TransTexas Gas Corporation);

•	“National Offshore” refers to National Offshore LP (formerly, Panaco, Inc.);

•	“AREP” refers to American Real Estate Partners, L.P.; American Real Estate Holdings Limited Partnership, AREP’s 99% owned subsidiary, and AREH’s subsidiaries, excluding NEG Oil & Gas; and

•	“AREH” refers to American Real Estate Holdings Limited Partnership.
The Companies
NEG, Inc.
1400 Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
Telephone: (214) 692-9211
National Energy Group, Inc.
1400 Energy Square
4925 Greenville Avenue
Dallas, Texas 75206
Telephone: (214) 692-9211

Description of NEG’s Business
      NEG is a recently formed holding company that has no assets. Upon completion of the IPO and the transactions described below, NEG’s sole material asset will be its not less than 51% managing membership interest in NEG Oil & Gas. NEG Oil & Gas will own 100% of each of National Offshore, National Onshore and NEG Holding. As the managing member, NEG will control all of the affairs of NEG Oil & Gas.
      Substantially all of the oil and gas properties that NEG will own were acquired in a series of transactions by affiliates of Carl C. Icahn beginning in August 2000 and were subsequently acquired by AREP or NEG Oil & Gas. NEG Oil & Gas was formed in December 2004 to hold AREP’s oil and gas investments. These investments include companies acquired by AREP and contributed to NEG Oil & Gas in April 2005 and June 2005, as described below. NEG was formed in December 2005 to arrange an initial public offering of AREP’s oil and gas interests. NEG’s management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEG Operating, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000. National Energy Group managed these operations pursuant to separate agreements with each Company, which provided for the payment of management fees to National Energy Group. Prior to the completion of the IPO and the transactions described below, both NEG and NEG Oil & Gas were wholly-owned subsidiaries of AREP.
      NEG Oil & Gas is an independent oil and gas exploration, development and production company based in Dallas, Texas. Its core areas of operations are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast, and the Gulf of Mexico. NEG Oil & Gas also owns oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas. NEG Oil & Gas has been built through a combination of acquisitions and drilling activities. NEG Oil & Gas typically seeks to acquire properties where there is significant undeveloped potential either on existing acreage or in the surrounding area, where NEG Oil & Gas potentially could expand its activities.
Description of National Energy Group’s Business
      National Energy Group is a management company engaged in the business of managing the exploration, development, production and operations of oil and natural gas properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico). National Energy Group manages the oil and natural gas operations of NEG Operating, National Onshore and National Offshore, all of which are affiliated entities. National Energy Group’s principal assets are its unconsolidated non-controlling membership interest in NEG Holding, and the management agreements with NEG Operating, National Onshore and National Offshore.
The Merger
      NEG, NEG Oil & Gas, National Energy Group and, for certain purposes, AREP have entered into an agreement and plan of merger, dated as of December 7, 2005, pursuant to which the parties agreed to the acquisition of National Energy Group by NEG. Pursuant to the merger agreement, National Energy Group will merge with and into NEG, and NEG will survive the merger and change its name to National Energy Group, Inc. We have attached a copy of the agreement and plan of merger, which is referred to as the merger agreement and is described in this joint information statement/ prospectus, as Annex B to this joint information statement/ prospectus. NEG and National Energy Group encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.
Transactions Related to the Merger
      Substantially concurrent with the closing of the merger, the following transactions will occur:

•	NEG will complete its initial public offering;

•	NEG will sell shares in the IPO and contribute the gross proceeds from the IPO to NEG Oil & Gas and NEG will receive a managing membership interest in NEG Oil & Gas;

•	AREP will exchange a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of NEG common stock, such that NEG will own % and AREP will own % of NEG Oil & Gas, respectively;

•	NEG Oil & Gas will issue $200.0 million principal amount of % senior notes due , or the senior notes; and

•	NEG Oil & Gas will use the proceeds from NEG’s contribution and the net proceeds from its senior notes offering to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a $ distribution to AREP and pay the expenses of the IPO. The distribution to AREP’s subsidiary and the repayment of the debt of NEG Oil & Gas’ subsidiaries with the proceeds of the IPO will allow AREP to realize a part of its investment in its oil and gas interests. The cancellation of the debt distributed to AREP’s subsidiary, to the extent not paid with the proceeds of the IPO and the senior notes offering, will reduce NEG Oil & Gas’s indebtedness. NEG does not believe NEG Oil & Gas’ distribution to AREP will materially adversely affect its financial condition.
      The merger and the IPO are contingent on each other.
Consideration to be Received in the Merger by National Energy Group Stockholders
      In the merger, each outstanding share of National Energy Group common stock will be converted into the right to receive                     of a share of NEG common stock and cash instead of a fractional share of NEG common stock. Based on the number of shares of National Energy Group common stock outstanding on                     , 2006, the last practicable day before the printing of this joint information statement/ prospectus, NEG expects to issue approximately                      shares of NEG common stock at the completion of the merger. Immediately following the merger, which is conditioned upon, among other things, the IPO, based on shares of National Energy Group common stock and NEG common stock outstanding as of                     , 2006, it is anticipated that current stockholders of National Energy Group, including AREP, will own approximately           % of NEG’s outstanding common stock, without giving effect to shares issuable upon the exercise of stock options to be issued by NEG to directors, officers and employees or the Conversion Option, or approximately           % on a fully diluted basis, assuming the exercise of all such stock options and of the Conversion Option. The holders of NEG common stock, including current stockholders of National Energy Group, however, will hold only      % of the voting power of NEG because AREP owns one share of class B common stock of NEG, which entitles AREP to a number of votes equal to the total number of shares of NEG common stock issuable upon the exercise of the Conversion Option. The value of the consideration per share of National Energy Group common stock that a National Energy Group stockholder receives in the merger is not fixed and will depend upon the value of shares of NEG common stock upon the completion of the merger, which is conditioned upon, among other things, the IPO. The consideration per share of National Energy Group common stock may be ascertained by multiplying the IPO price of NEG’s common stock by                     . The merger agreement does not provide National Energy Group with a price-based termination right or other protection for National Energy Group stockholders against a decline in the market price of NEG’s common stock.
Fractional Shares
      NEG will not issue fractional shares of NEG common stock in the merger. As a result, each National Energy Group stockholder will receive cash for any fractional share of NEG common stock that he or she otherwise would be entitled to receive in the merger, based upon the initial public offering price per share of NEG common stock.
Reasons for the Merger
      The National Energy Group board of directors, based on the recommendation and approval of the special committee, unanimously declared the merger agreement advisable and approved and adopted the merger agreement and the transactions contemplated by the merger agreement. For a description of the factors on which the special committee and the National Energy Group board of directors based their determinations, see “The Merger — Background to the Merger — Reasons of the Special Committee for the Merger.”
Opinion of Financial Advisor to the Special Committee
      On December 7, 2005, Energy Spectrum, financial advisor to the special committee, delivered to the special committee its opinion that, as of that date, and based upon such other matters as Energy Spectrum considered relevant, the consideration to be received by the holders of National Energy Group common stock, other than affiliates of National Energy Group, as a result of the merger, was fair to those holders from a financial point of view. The full text of Energy Spectrum’s opinion is attached as Annex C to this joint information statement/ prospectus. National Energy Group recommends that its stockholders read the opinion of Energy Spectrum in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on, and qualifications to, the review undertaken. Energy Spectrum’s opinion is directed to the special committee and does not constitute a recommendation to any stockholder regarding the transaction.
Interests of Certain Persons in the Merger
      You should be aware that a number of directors and officers of National Energy Group, some of whom are or will be directors and/or officers of NEG, have interests in the merger that are different from, or in addition to, the interests of National Energy Group stockholders generally. The National Energy Group board of directors, the special committee and the NEG board of directors were aware of these interests, to the extent they existed at the time, and considered them, among other matters, in recommending and approving, as applicable, the merger agreement and the transactions contemplated by the merger agreement. See “Relationships with NEG and Affiliates.”
Listing of NEG Common Stock and Deregistering of National Energy Group Common Stock
      NEG plans to apply to have its common stock approved for listing on the NYSE under the symbol “NEG.” If the merger is completed, National Energy Group common stock will no longer be quoted on the OTC Bulletin Board and will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and National Energy Group will no longer file periodic reports with the SEC.
Written Consent
      Delaware law allows stockholders to act by written consent instead of holding a meeting, unless specifically prohibited by a corporation’s certificate of incorporation. National Energy Group’s certificate of incorporation does not prohibit stockholder action by written consent. Because NEG Oil & Gas owns a sufficient number of National Energy Group shares to approve the merger by written consent and has already executed a written consent voting its shares in favor of the merger, no other vote of National Energy Group stockholders is required or being sought. Under Delaware law, the merger must be approved by a majority of the outstanding shares of National Energy Group common stock.
Appraisal Rights
      Because there are more than 2,000 holders of National Energy Group common stock and such holders will receive a combination of NEG common stock and cash instead of fractional shares at the effective date of the merger, National Energy Group stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger.
Regulatory Approvals
      NEG and National Energy Group are not aware of any material regulatory approvals required in connection with the merger, except as described in this joint information statement/ prospectus. NEG and National Energy Group intend to make all required filings under the Securities Exchange Act relating to the merger.

      Shares of NEG common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, or the Securities Act, except for shares of NEG common stock issued to affiliates of either NEG or National Energy Group.
Conditions to Completion of the Merger
      NEG and National Energy Group are required to complete the merger only if certain conditions are satisfied or waived, including:

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction issued or enforced by any court or other government entity prohibiting, restraining, enjoining or restricting the consummation of the merger;

•	the consummation of the IPO of NEG contemporaneously with the merger;

•	the filing, making or obtaining of governmental or regulatory notices, approvals or other requirements necessary for completion of the merger and necessary for continued operation of the business;

•	the shares of NEG common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•	the effectiveness of, and the absence of any stop order or proceeding seeking a stop order with respect to, the registration statement on Form S-4 of which this joint information statement/ prospectus forms a part and the registration statement on Form S-1 relating to the IPO;

•	the receipt of all state securities laws or “blue sky” permits and authorizations necessary to issue shares of NEG common stock in exchange for National Energy Group shares;

•	the accuracy of each party’s representations and warranties in the merger agreement, except to the extent that breaches of such representations and warranties would not result in a material adverse effect on the representing party;

•	performance by each party in all material respects of all of its respective obligations required under the merger agreement; and

•	the receipt by NEG Oil & Gas from each National Energy Group affiliate of an executed letter acknowledging certain restrictions on the transfer of NEG common stock.
Accounting Treatment
      In accordance with U.S. generally accepted accounting principles, the merger will be treated in a manner similar to a pooling-of-interests due to the common control by Carl C. Icahn of both National Energy Group and NEG.
Material U.S. Federal Income Tax Considerations
      Each of NEG and National Energy Group expects the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Assuming that the merger qualifies as a reorganization for U.S. federal income tax purposes, National Energy Group stockholders generally would not recognize gain or loss upon the conversion of National Energy Group common stock into NEG common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. See “Material U.S. Federal Income Tax Considerations.” Tax matters are very complicated and the tax consequences to you will depend on the facts and circumstances of your particular situation. Please consult your tax adviser for more information on the tax consequences to you of the merger.

Termination of the Merger Agreement
      The merger agreement may be terminated at any time prior to the completion of the merger by the consent of each party to the agreement. Under certain circumstances specified in the merger agreement, either NEG or National Energy Group may terminate the merger agreement, including if:

•	the merger has not been consummated by December 1, 2006; provided that neither NEG nor National Energy Group may terminate the merger agreement if such party’s failure to fulfill any of its obligations under the merger agreement is the principal reason that the merger has not been consummated;

•	the entry of a final order, decree or ruling, or any other final action, restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action is or has become nonappealable; or

•	the breach of any party’s representations, warranties, covenants or other agreements in the merger agreement which results in a failure of certain of the conditions to the completion of the merger being satisfied and such breach shall not have been waived by the other parties.
Comparison of Rights of Stockholders of National Energy Group and Stockholders of NEG
      If the merger is successfully completed, holders of National Energy Group common stock will become NEG stockholders, and their rights as stockholders will be governed by NEG’s amended and restated certificate of incorporation and amended and restated bylaws. There are differences between the certificates of incorporation and bylaws of National Energy Group and NEG. Because National Energy Group and NEG are both Delaware corporations, the rights of National Energy Group stockholders will continue to be governed by Delaware law after the completion of the merger. For a summary of material differences between the rights of holders of National Energy Group common stock and of holders of NEG common stock, see “Comparison of Rights of NEG and National Energy Group Stockholders.”
Risks Associated with the Merger
      For a discussion of risks relating to the merger, the merger agreement, NEG’s business and NEG common stock, see “Risk Factors.”
Dividends and Distributions
      Neither NEG nor National Energy Group has ever paid any cash dividends on its common stock and neither intends to do so in the foreseeable future. Since December 2005, NEG Oil & Gas has paid AREP distributions of $80.0 million. NEG Oil & Gas will pay AREP an additional distribution of $                     million upon the closing of the IPO, or $                     million if the IPO and the senior notes offering is completed.

Corporate Structure Before the Transactions
      The following chart depicts the corporate structure before the completion of the IPO, the merger, AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of NEG common stock and NEG’s acquisition of a not less than 51% managing membership interest in NEG Oil & Gas.
Unless otherwise indicated, all entities are wholly-owned.

(1)	NEG Operating and its subsidiaries.

(2)	National Onshore, National Offshore and their subsidiaries.

Corporate Structure After the Transactions
      The following chart depicts NEG’s corporate structure giving effect to the merger, the IPO, AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of NEG common stock, and NEG’s acquisition of a not less than 51% managing membership interest in NEG Oil & Gas:
Unless otherwise indicated, all entities are wholly-owned.

(1)	AREP’s aggregate voting power will be proportionate to its total economic interest in NEG and NEG Oil & Gas.

(2)	Borrower under the revolving credit facility and proposed issuer of the senior notes.

(3)	NEG Holding, National Onshore, National Offshore and their subsidiaries.

NEG and NEG Oil & Gas Summary Combined Historical and Adjusted Pro Forma Financial Data
      The following table provides summary combined historical and adjusted pro forma financial data of NEG and NEG Oil & Gas on a combined basis for the periods and as of the dates indicated. The summary combined historical financial data for the years ended December 31, 2003, 2004 and 2005 were derived from NEG’s and NEG Oil & Gas’ audited combined financial statements included elsewhere in this joint information statement/prospectus. The summary combined historical financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 was derived from NEG’s and NEG Oil & Gas’ unaudited combined financial statements included elsewhere in this joint information statement/prospectus, which include all adjustments consisting of normal recurring adjustments, which, in management’s opinion, are necessary for a fair presentation of NEG’s and NEG Oil & Gas’ financial position and results of operations for these periods. Interim results for the three months ended March 31, 2006 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2006. Historical results are not necessarily indicative of the results of operations to be expected for future periods. Substantially all of NEG’s and NEG Oil & Gas’ assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP or NEG Oil & Gas in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. NEG’s and NEG Oil & Gas’ combined financial statements include the results of operations, financial position and cash flows from the date of initial acquisition by entities owned or controlled by Mr. Icahn.
      The summary adjusted pro forma combined statement of operations data for the year ended December 31, 2005 and for the three months ended March 31, 2006 give effect to the following transactions as if each had occurred on January 1, 2005:

•	the distribution by NEG Oil & Gas of approximately $280.2 million principal amount of its subsidiaries’ debt to AREP;

•	the merger with National Energy Group;

•	the IPO, the acquisition by NEG of an interest in NEG Oil & Gas with the gross proceeds of the IPO and the use by NEG Oil & Gas of those proceeds, together with net proceeds of the proposed issuance of senior notes, to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of the IPO;

•	the exchange by AREP of a portion of its interest in, or assets of, NEG Oil & Gas for shares of NEG common stock such that NEG will own 51% and AREP will own 49% of NEG Oil & Gas, respectively;

•	the proposed issuance by NEG Oil & Gas of the senior notes; and

•	an equity contribution by AREP to NEG Oil & Gas of approximately $35.2 million of NEG Oil & Gas subsidiary debt, if not paid by NEG Oil & Gas with the proceeds of the IPO and the senior notes offering.
      The summary adjusted pro forma combined balance sheet data gives effect to these transactions as if they had occurred on March 31, 2006.

      The information in the table below is only a summary and should be read together with NEG’s and NEG Oil & Gas’ audited combined financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the related notes, the unaudited combined financial statements as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 and the related notes, “NEG and NEG Oil & Gas’ Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Combined Historical Financial Data of NEG and NEG Oil & Gas”’ and “NEG and NEG Oil & Gas Combined Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this joint information statement/prospectus.

										Adjusted
						Adjusted				Pro Forma
						Pro Forma		Three Months Ended		Three Months
	Year Ended December 31,					Year Ended		March 31,		Ended
						December 31,				March 31,
	2003		2004		2005	2005(1)		2005	2006	2006(1)

	(In thousands except share and per share data)
Combined Statements of Operations Data:
Gross oil and gas revenues	$109,086		$161,055		$312,661	$312,661		$56,263	$81,183	$81,183
Realized derivative losses	(8,309)		(16,625)		(51,263)	(51,263)		(3,133)	(12,087)	(12,087)
Unrealized derivative (losses) gains	(2,987)		(9,179)		(69,254)	(69,254)		(38,769)	37,252	37,252

Oil and gas revenues	97,790		135,251		192,144	192,144		14,361	106,348	106,348
Plant revenues	2,119		2,737		6,711	6,711		1,317	1,944	1,944

Total revenues	$99,909		$137,988		$198,855	$198,855		$15,678	$108,292	$108,292

Expenses:
Lease operating	10,715		13,701		27,057	27,057		7,269	8,503	8,503
Gathering, transportation, plant costs and production taxes	11,631		17,375		24,724	24,724		5,143	4,861	4,861
Depreciation, depletion and amortization	39,409		60,394		91,100	91,100		20,303	24,134	24,134
Asset retirement obligation accretion	339		593		3,019	3,019		952	681	681
General and administrative	7,769		13,737		15,433	15,433		3,403	5,125	5,125

Total operating expenses	69,863		105,800		161,333	161,333		37,070	43,304	43,304

Income (loss) from operations	30,046		32,188		37,522	37,522		(21,392)	64,988	64,988
Net interest expense	(17,447)		(18,578)		(17,327)	(21,820)		(6,292)	(5,275)	(7,228)
Other income (expense)	(939)		5,635		4,403	4,403		559	837	837

Income (loss) before income taxes	11,660		19,245		24,598	20,105		(27,125)	60,550	58,597
Income tax (expense) benefit	12,390		(6,924)		(1,920)	(4,883)		2,168	(3,195)	(8,575)
Cumulative effect of accounting change (2)	1,913		—		—	—		—	—	—
Minority interest	(1,741	) (3)	(812	) (3)	—	(8,910	)(4)	—	—	(27,147	) (4)

Net income (loss)	$24,222		$11,509		$22,678	$6,312		$(24,957)	$57,355	$22,875

Adjusted Pro Forma Earnings Per Share Data(5):
Income (loss) per share before cumulative effect of accounting change — basic and diluted
Net income (loss) per share — basic and diluted
Weighted average shares outstanding — basic and diluted
Combined Cash Flow Data:
Net cash provided by operating activities	$9,116		$91,571		$153,279	—		$29,528	$54,070	—
Net cash used in investing activities	(41,553)		(111,481)		(308,276)	—		(47,485)	(50,906)	—
Net cash provided by (used in) financing activities	49,381		17,812		227,045	—		13,032	(43,867)	—
Other Financial Information:
Capital expenditures	$(41,189)		$(115,262)		$(316,391)	$(316,391)		$(47,627)	$(50,924)	$(50,924)
EBITDA(6)	$68,688		$97,405		$133,025	$124,115		$(1,230)	$89,119	$61,972
Adjusted EBITDA(6)	$71,842		$107,989		$205,298	$205,298		$38,491	$52,548	$52,548

	March 31, 2006

		Adjusted
	Actual	Pro Forma(7)
Combined Balance Sheet Data (in thousands):
Cash and cash equivalents	$64,678	$64,678
Total assets	933,379	979,319
Total debt	301,996	376,996
Total equity	507,456	243,981
Pro forma standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves (includes income tax expense as if the IPO and related transactions were consummated on January 1, 2004.) (in thousands):

		Pro Forma
December 31, 2004	As Reported	Adjustments(8)	Pro Forma

Future cash inflows	$2,203,900	$—	$2,203,900
Future production costs	(488,473)	—	(488,473)
Future development costs	(347,619)	—	(347,619)
Future income tax expense	(32,979)	(333,085)	(366,064)

Future net cash flows	1,334,829	(333,085)	1,001,744
10% annual discount for estimated timing of cash flows	(563,549)	127,091	(436,458)

Standardized measure of discounted future net cash flows	$771,280	$(205,994)	$565,286

		Pro Forma
December 31, 2005	As Reported	Adjustments(8)	Pro Forma

Future cash inflows	$4,891,094	$—	$4,891,094
Future production costs	(1,029,393)	—	(1,029,393)
Future development costs	(527,399)	—	(527,399)
Future income tax expense	—	(985,870)	(985,870)

Future net cash flows	3,334,302	(985,870)	2,348,432
10% annual discount for estimated timing of cash flows	(1,562,242)	420,992	(1,141,250)

Standardized measure of discounted future net cash flows	$1,772,060	$564,878	$1,207,182

(1)	Excluding the adjusted pro forma effect of the senior notes offering and the use of the net proceeds from that offering to make an additional distribution to AREP, for the year ended December 31, 2005 and for the three month period ended March 31, 2006, NEG would have had net income of $11.5 million and $24.2 million, respectively, and EBITDA of $116.4 million and $60.0 million, respectively. Adjusted EBITDA would be as reported. See “NEG and NEG Oil & Gas Combined Non-GAAP Financial Measures and Reconciliations.”

(2)	NEG was required to adopt SFAS No. 143 on January 1, 2003. Upon adoption of SFAS No. 143, the impact was to increase oil and natural gas properties $4.9 million, and to record an abandonment obligation of $3.0 million and a cumulative transition adjustment gain of $1.9 million. NEG recorded the effects in the first quarter of 2003.

(3)	Until June 2004, affiliates of Mr. Icahn owned 89.0% of the outstanding shares of TransTexas, now known as National Onshore. In June 2004, affiliates of Mr. Icahn acquired an additional 5.7% of the outstanding shares of TransTexas from existing stockholders at a cost of approximately $2.2 million. In December 2004, TransTexas purchased the remaining 5.3% of outstanding shares from its remaining stockholders at a cost of approximately $4.1 million.

(4)	Gives effect to a minority interest for AREP’s 49% membership interest in NEG Oil & Gas.

(5)	Adjusted pro forma earnings per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the Securities and Exchange Commission, or SEC, rules for initial public offerings. Weighted average shares for purposes of the net income (loss) per share calculation is based on shares outstanding as of December 31, 2005 and March 31, 2006 and has been adjusted to reflect (i) the merger, (ii) the IPO and (iii) AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of NEG common stock.

(6)	See “NEG and NEG Oil & Gas Combined Non GAAP Financial Measures and Reconciliations.”

(7)	The adjusted pro forma combined balance sheet data reflects the balance sheet data as of March 31, 2006, adjusted as described above. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, and total equity by $ million, assuming the number of shares offered by NEG remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by NEG.

(8)	Includes income tax expense of NEG as if the IPO and the related transactions were consummated on January 1, 2004.

National Energy Group Summary Historical Financial Data
      The following table provides National Energy Group’s summary historical financial data for the periods and as of the dates indicated. National Energy Group derived the summary historical financial data for the years ended December 31, 2003, 2004 and 2005 from its audited financial statements included elsewhere in this joint information statement/prospectus. National Energy Group derived the summary historical financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 from its unaudited financial statements included elsewhere in this joint information statement/prospectus and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of National Energy Group’s financial position and results of operations for such periods. Interim results for the three months ended March 31, 2006 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2006. The financial data set forth below should be read in conjunction with “National Energy Group Management’s Discussion and Analysis of Financial Condition and Results of Operations” and National Energy Group’s financial statements and the related notes thereto.

				Three Months
	Year Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

	(In thousands, except per share data)
Statement of Operations Data:
Accretion of investments in NEG Holding	30,141	34,432	44,306	9,893	13,085
Management fees — affiliates	7,967	11,563	14,587	3,275	5,597
Interest income and other, net	34	39	78	10	13

Total Revenue	$38,142	$46,034	$58,971	$13,178	$18,695

Costs and expenses:
Salaries and wages	4,349	7,225	8,790	2,070	4,063
Insurance	638	1,002	809	184	258
Rent and utilities	669	699	804	181	198
Other G&A expenses	1,575	2,219	4,502	620	1,607
Interest expense	15,115	13,940	13,940	3,485	3,485

Total costs and expenses	$22,346	$25,085	$28,845	$6,540	$9,611

Income before income taxes	$15,796	$20,949	$30,126	$6,638	$9,084
Income tax expense(1)	(225)	(6,664)	(4,852)	(2,323)	(3,179)

Net income	$15,571	$14,285	$25,274	$4,315	$5,905

Net income per common share, basic and diluted	$1.39	$1.28	$2.26	$0.39	$0.53
Cash Flow Data:
Net cash provided by (used in) operating activities	$(59,053)	$(16,649)	$(15,407)	$889	$(1,310)
Net cash provided by investing activities	58,735	15,978	15,978	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,159	$2,488	$3,059	$3,377	$1,749
Total assets	99,684	112,113	135,727	119,761	144,761
Long-term debt	148,637	148,637	148,637	148,637	148,637
Stockholder’s deficit	(57,418)	(43,133)	(17,859)	(38,818)	(11,954)

(1)	See note 9 of notes to National Energy Group’s financial statements.

Comparative Per Share Data
      Presented below is historical per share data for shares of NEG common stock, historical per share data for shares of National Energy Group common stock, combined pro forma per share data for shares of NEG common stock and equivalent pro forma per share data for shares of National Energy Group common stock, as of December 31, 2005 and March 31, 2006 and for the year ended December 31, 2005 and the three months ended March 31, 2006. There have been no cash dividends paid by NEG or National Energy Group during these periods. For more information on the payment of dividends by NEG and National Energy Group, see “Summary — Dividends and Distributions.” The information below is only a summary and you should read this information in conjunction with the financial statements and accompanying notes of NEG and National Energy Group that are included in this joint information statement/prospectus. See “Where You Can Find More Information.”
NEG Historical Per Share Data
      Prior to the merger and the IPO, there is only one share of NEG common stock outstanding. Therefore, there is no historical per share data for shares of NEG common stock.
National Energy Group Historical Per Share Data
      The following table presents historical per share data for shares of National Energy Group common stock.

	Year Ended
	December 31,
		Three Months Ended
	2005	March 31, 2006

Net earnings per share (basic and diluted)	$2.26	$0.53

	As of	As of
	December 31, 2005	March 31, 2006

Net book value per share	$(1.56)	$(1.07)
NEG and NEG Oil & Gas Condensed Combined Pro Forma Per Share Data
      The following table presents per share data regarding the net income and book value per share of NEG and NEG Oil & Gas on an unaudited pro forma combined basis. NEG and NEG Oil & Gas’ pro forma financial data is presented below as of December 31, 2005 and March 31, 2006 and for the year ended December 31, 2005 and the three months ended March 31, 2006 and gives effect to the acquisition of the outstanding shares of National Energy Group common stock not currently owned by NEG Oil & Gas for an aggregate purchase price of approximately $           million paid in NEG common stock and cash for fractional shares as though these transactions had occurred on January 1, 2005. This pro forma data is not necessarily indicative of actual results that would have been achieved by NEG and NEG Oil & Gas had the merger been completed on the date specified or the results of operations or financial position which may be achieved in the future. The unaudited combined pro forma per share data is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and accompanying notes included in this information statement/prospectus under “NEG and NEG Oil & Gas Unaudited Pro Forma Condensed Combined Financial Information” and the financial statements and accompanying notes of NEG and NEG Oil & Gas combined and National Energy Group that are included in this joint information statement/ prospectus. See “Where You Can Find More Information.”

	Year Ended	Three Months Ended
	December 31, 2005	March 31, 2006

Net earnings per share (basic)
Net earnings per share (diluted)

	As of	As of
	December 31, 2005	March 31, 2006

Net book value per share
National Energy Group Equivalent Pro Forma Per Share Data
      The following table presents equivalent pro forma per share data for National Energy Group calculated by multiplying the NEG combined pro forma per share data presented above for NEG common stock by an exchange ratio of                     . This exchange ratio represents the number of shares of NEG common stock a former National Energy Group stockholder would receive for each share of National Energy Group common stock exchanged in the merger.

	Year Ended	Three Months Ended
	December 31, 2005	March 31, 2006

Net earnings per share (basic and diluted)

	As of	As of
	December 31, 2005	March 31, 2006

Net book value per share
Comparative Per Share Market Data
      NEG plans to apply for listing of its common stock on the NYSE upon the pricing of the IPO. Prior to that time, there will have been no public market for NEG’s common stock. NEG currently anticipates that the initial public offering price of NEG’s common stock will be between $ and $                     per share.
Stock Prices and Dividends for National Energy Group Common Stock
      As of June 23, 2006, National Energy Group had 11,190,650 shares of common stock issued and outstanding that were held of record by approximately 7,500 stockholders. National Energy Group’s common stock is quoted on the OTC Bulletin Board and is traded under the symbol “NEGI.OB.” The following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the OTC Bulletin Board. The quotations represent prices between dealers in securities and may not include retail mark-up, mark-down or commission and may not represent actual transactions. National Energy Group has never paid dividends on its common stock.

	Market Price

	High	Low

Year Ended December 31, 2006
Second Quarter (through June 23, 2006)	$6.40	$5.10
First Quarter	5.75	4.85
Year Ended December 31, 2005
Fourth Quarter	$7.42	$3.92
Third Quarter	5.47	2.45
Second Quarter	3.09	2.25
First Quarter	3.40	2.25
Year Ended December 31, 2004
Fourth Quarter	$3.25	$2.07
Third Quarter	2.75	1.28
Second Quarter	4.00	2.05
First Quarter	4.35	2.70
      The closing market price of National Energy Group’s common stock on                     , 2006, the most recent practicable date for which quotations were available prior to the printing of this joint information statement/ prospectus, was $           per share.
      The table below presents, as of July 7, 2005, the last trading date prior to the public announcement of NEG’s intention to acquire all of the shares of National Energy Group common stock it did not already own, and December 6, 2005, the last trading date prior to the public announcement of the merger:

•	the last quoted sales price of National Energy Group common stock, as quoted on the OTC Bulletin Board; and

•	the market value of a share of National Energy Group common stock on an equivalent per share basis, based on the exchange ratio of 0. of a share of NEG common stock for each outstanding share of National Energy Group common stock.

	National Energy	Equivalent
	Group	Per Share
	Historical	Data

As of closing on July 7, 2005:
Price per share of common stock	$2.45
As of closing on December 6, 2005:
Price per share of common stock	$5.60
      The market price of shares of National Energy Group common stock is, and it is expected that the market price of shares of NEG common stock could be, subject to fluctuation. The actual value of the shares of NEG common stock you receive in the merger will likely differ from the values illustrated. You are urged to obtain current market quotations.

RISK FACTORS
      As a result of the merger, the combined company will be subject to numerous risks related to NEG’s business, NEG common stock and/or the structure of the merger. In addition to the other information included in this joint information statement/ prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks. The risk factors set forth below relating to NEG assume the completion of the merger with National Energy Group, of which NEG will be the surviving entity, the IPO and NEG’s acquisition of a membership interest in NEG Oil & Gas, of which NEG will be the sole managing member. Accordingly, certain risk factors, including those relating to the potential conflicts of interest between AREP and National Energy Group, the value of AREP’s current interest in National Energy Group and National Energy Group’s SEC reporting requirements, which were included in certain of National Energy Group’s previous filings with the SEC, are not included in this joint information statement/ prospectus. You should also read and consider the other information included in this joint information statement/ prospectus, including the annexes.
Risks Related to the Merger

If NEG fails to realize the anticipated benefits of the merger, National Energy Group stockholders may receive lower returns than they expect.
      It may not be possible to realize the full benefits that NEG currently expects to result from the merger, or realize these benefits within the time frame that is currently expected. The benefits of the merger may be offset by operating losses relating to changes in commodity prices, or in oil and gas industry conditions, or by risks and uncertainties relating to the combined company’s exploratory prospects, or an increase in operating or other costs or other difficulties. If NEG fails to realize the benefits it anticipates from the merger, stockholders may receive lower returns on NEG’s stock than they expect.

The number of shares of NEG common stock that National Energy Group stockholders receive in the merger will be based upon a fixed exchange ratio. The value of the shares of NEG common stock at the time National Energy Group stockholders receive them could be less than the value of the National Energy Group common stock today.
      Upon completion of the merger, each share of National Energy Group common stock, including shares held by NEG Oil & Gas, will be exchanged for shares of NEG common stock. Except for certain adjustments based on NEG’s ownership interest in the enterprise and the outstanding indebtedness of NEG, the merger consideration is fixed. There will not be any adjustment as a result of any increase or decrease in the price of National Energy Group common stock. In addition, because the merger will be completed only after all the conditions to the merger are satisfied or waived, there is no way to be sure that the price of National Energy Group common stock, at the time the merger is completed, will be the same as its price on the date of this joint information statement/ prospectus. Changes in the business, operations or prospects of National Energy Group, regulatory considerations, general market and economic conditions and other factors may affect the price of National Energy Group common stock. The merger consideration will not be adjusted for any change in the market price of National Energy Group’s common stock between the date of this joint information statement/ prospectus and the date that the National Energy Group stockholders receive their shares of NEG common stock.

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.
      Completion of the merger is conditioned upon the completion of the IPO and effectiveness of NEG’s Registration Statement on Form S-1 as determined by the SEC and certain other closing conditions discussed herein. The review by the SEC of NEG’s S-1 may delay completion of the merger. Further, no assurance can be given that the required conditions to closing will be satisfied, and, if the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement. See “The Merger Agreement — Conditions to the Closing of the Merger” for a discussion of the conditions to the completion of the merger.

The price of NEG’s common stock may be affected by factors different from those affecting the price of National Energy Group’s common stock.
      Upon completion of the merger, holders of National Energy Group common stock will become holders of NEG common stock. NEG’s business is different from that of National Energy Group, and NEG’s results of operations, as well as the price of NEG common stock, may be affected by factors different than those affecting National Energy Group’s results of operations and price of National Energy Group common stock. For a discussion of NEG’s and National Energy Group’s businesses and certain factors to consider in connection with such businesses, see “NEG” and “National Energy Group.”
Risks Related to NEG’s Business and the Oil and Natural Gas Industry

Oil and natural gas prices are volatile. A decrease in oil and natural gas prices could have a material adverse effect on NEG’s business, financial condition, cash flows or results of operations.
      A substantial decline in the prices NEG receives for its oil and natural gas production would have a material adverse effect on NEG, as its future financial condition, revenues, results of operations, cash flows, rate of growth and the carrying value of its oil and natural gas properties depend primarily upon those prices. For example, changes in the prices NEG receives for its oil and natural gas could affect its ability to finance capital expenditures, make acquisitions, pay dividends, borrow money and satisfy its financial obligations. In addition, declines in prices could reduce the amount of oil and natural gas that NEG can produce economically and, as a result, could have a material adverse effect on its reserves. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, prices have been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. The prices of oil and natural gas are affected by a variety of other factors that are beyond NEG’s control, including:

•	changes in global supply and demand for oil and natural gas;

•	commodity processing, gathering and transportation availability;

•	actions of the Organization of Petroleum Exporting Countries;

•	domestic and foreign governmental regulations and taxes;

•	domestic and foreign political conditions, including embargoes, wars or terrorism activities affecting oil-producing activity;

•	the level of global oil and natural gas exploration activity and inventories;

•	the relative availability of domestic and imported oil and gas;

•	the price, availability and consumer acceptance of alternative fuel sources;

•	the availability of refining capacity;

•	technological advances affecting energy consumption;

•	weather conditions;

•	financial and commercial market uncertainty;

•	worldwide economic conditions; and

•	disruptions as a result of natural calamities.
      These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements. NEG’s production is weighted toward natural gas, making earnings and cash flow more sensitive to natural gas price fluctuations.

Estimating NEG’s reserves, production and future net cash flow is difficult to do with any certainty. Actual results may vary significantly from our estimates.
      The reserve data included in this joint information statement/ prospectus represent estimates only. Estimating quantities of proved oil and natural gas reserves is a complex process that requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, including future commodity prices, production costs, production and ad valorem taxes and availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. In addition, there are numerous uncertainties about when reserves may be classified as proved as opposed to possible or probable. Furthermore, actual results will vary from NEG’s estimates and such variances may be significant.
      At December 31, 2005, 50% of NEG’s estimated proved reserves were proved undeveloped and 8% were proved developed non-producing. Estimates of proved undeveloped reserves and proved developed non-producing reserves are almost always based on analogy to existing wells instead of the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, if at all. The reserve data assumes that NEG will be required to make significant capital expenditures to develop its reserves. Although NEG has prepared estimates of its reserves and the costs associated with these reserves in accordance with industry standards, these estimates may not be accurate, development may not occur as scheduled and actual results may not be as estimated.
      You should not assume that the present values referred to in this joint information statement/ prospectus represent the current market value of NEG’s estimated oil and natural gas reserves. The timing of the production and the expenses related to the development of oil and natural gas properties will affect both the timing of actual future net cash flows from NEG’s proved reserves and their present value. In addition, NEG’s pre-tax PV-10 estimates are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, the effect of derivative instruments are not reflected in these assumed prices. Also, the use of a 10% discount factor to calculate pre-tax PV-10 value may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which NEG’s business or the oil and natural gas industry in general are subject. Any significant variations from the interpretations or assumptions used in NEG’s estimates, such as increased or decreased production levels or changes of conditions and information resulting from new or reinterpreted seismic data or otherwise, could cause the estimated quantities and net present value of NEG’s reserves to change materially.

If prospects that NEG decides to drill do not yield natural gas or oil in commercially viable quantities, its drilling success rate may decline and materially harm its business.
      NEG describes some of its current prospects and its plans to explore those prospects in this joint information statement/ prospectus. A prospect is a property on which NEG has identified what its geoscientists believe, based on available seismic and geological information, to be indications of natural gas or oil. NEG’s prospects are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of producing fields in the same area will not enable NEG to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable. From January 1, 2003 through December 31, 2005, NEG participated in drilling a total of 279 gross wells, of which 25 have been identified as dry holes. If NEG drills additional wells that it identifies as dry holes in its current and future prospects, NEG’s drilling success rate may decline and materially harm its business.

NEG’s business involves significant operating risks, which could result in significant costs that could have a material adverse effect on its financial conditions and operations.
      NEG’s operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

•	well blowouts;

•	craterings and explosions;

•	pipe failures and ruptures;

•	pipeline accidents and failures;

•	casing collapses;

•	unexpected formations or pressures;

•	fires;

•	mechanical and operational problems that affect production;

•	formations with abnormal pressures;

•	uncontrollable flows of oil, natural gas, brine or well fluids; and

•	releases of contaminants into the environment, including groundwater contamination.
      In addition to lost production and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which NEG could be held responsible. The potential consequences of these hazards are particularly severe for NEG because a significant portion of its operations are conducted offshore and in other environmentally sensitive areas. While NEG maintains insurance against many of these risks, it does not maintain insurance in amounts that cover all of the losses to which it may be subject, and the insurance NEG has may not continue to be available on acceptable terms. The occurrence of an uninsured or underinsured loss could result in significant costs that could have a material adverse effect on NEG’s financial condition and operations.

The marketability of NEG’s production is dependent upon gathering systems, transportation facilities and processing facilities that NEG does not control. Any significant change in NEG’s relationship with the operators of these facilities or in market factors affecting them could adversely impact NEG’s operations.
      Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder NEG’s access to oil and natural gas markets or delay its production. The marketability of NEG’s oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation barges and processing facilities owned by third parties. NEG does not control these facilities and they may not be available to NEG in the future. Alternative delivery methods could be either prohibitively expensive or available only after a period of delay, if at all.
      Any significant change in NEG’s relationship with third party operators or market factors affecting the operator of any third-party transportation and processing facilities NEG uses could adversely impact NEG’s ability to deliver to market the oil and natural gas NEG produces and thereby cause a significant interruption in its operations. NEG’s failure to obtain such services on acceptable terms could materially harm its business. NEG may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of natural gas pipeline, gathering system capacity or processing facilities. These are risks for which NEG generally does not maintain insurance. Accordingly, NEG’s financial condition and results of operations would be adversely affected if one or more transportation, gathering or processing facility became unavailable or otherwise unable to provide services.

NEG’s commodity price risk management activities may limit future revenues from price increases and result in financial losses or reduce its income.
      To reduce NEG’s exposure to fluctuations in the prices of oil and natural gas, NEG enters into derivative contracts with respect to a substantial portion of its oil and natural gas production. See “NEG and NEG Oil & Gas Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk” for a summary of NEG’s commodity price risk management activity. NEG’s revolving credit facility currently permits it to use derivatives for up to 80% of the expected volumes associated with its proved developed producing reserves. Derivative contracts expose NEG to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	a counterparty to a derivative contract fails to perform under the contract;

•	there is a change in the expected differential between the underlying price in the derivative contract and actual prices received; or

•	there is a sudden, unexpected event that materially impacts oil or natural gas prices.
      For the three month period ended March 31, 2006, NEG recorded total net realized losses of $12.1 million on derivative instruments. Total net realized losses on derivative instruments were $51.3 million for the year ended December 31, 2005. In addition, volatile oil and natural gas prices caused NEG to incur unrealized commodity derivative gains of $37.3 million for the three months ended March 31, 2006 and losses of $69.3 million for the year ended December 31, 2005. These unrealized gains and losses resulted because NEG does not elect hedge accounting treatment for its derivative positions. Changes in the fair market value of the derivative contracts were therefore required to be recognized in NEG’s statement of operations as oil and natural gas revenues.
      NEG may incur realized and unrealized gains or losses of this type in the future. Derivative contracts may also limit the benefit NEG would otherwise receive from increases in the prices for oil and natural gas. Oil and gas revenues may continue to experience significant volatility in the future due to changes in the fair value of NEG’s derivative contracts. The prices NEG receives for its oil and gas production affect NEG’s:

•	cash flow available for capital expenditures;

•	ability to borrow and raise additional capital;

•	quantity of oil and natural gas NEG can produce;

•	quantity of oil and gas reserves; and

•	operating results for oil and gas activities.
      NEG generally enters into derivative contracts for a substantial portion of its expected future oil and natural gas production to reduce its exposure to commodity price decreases. Changes in the fair value of NEG’s derivative contracts have a direct effect on its revenue.
      As of March 31, 2006, NEG was not a party to any derivative contracts that require an initial deposit of cash collateral. However, NEG’s working capital could be impacted in the future if it enters into derivative arrangements that require cash collateral and cause commodity prices to subsequently change in a manner adverse to NEG. Further, the obligation to post cash or other collateral could, if imposed, adversely affect NEG’s liquidity.

NEG’s use of 2-D and 3-D seismic data is subject to interpretation and may not accurately identify the presence of natural gas and oil, which could adversely affect the results of its drilling operations.
      To identify the presence of natural gas, NEG sometimes employs the use of 2-D and 3-D seismic data. Even when properly used and interpreted, 2-D and 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of 3-D seismic and other advanced technologies requires greater predrilling expenditures than traditional drilling strategies, and NEG could incur losses as a result of such expenditures. As a result, NEG’s drilling activities may not be successful or economical and its overall drilling success rate or its drilling success rate for activities in a particular area could decline.
      NEG often gathers 3-D seismic data over large areas. NEG’s interpretation of seismic data delineates for it those portions of an area that it believes are desirable for drilling. Therefore, NEG may choose not to acquire option or lease rights prior to acquiring seismic data and, in many cases, NEG may identify hydrocarbon indicators before seeking option or lease rights in the location. If NEG is not able to lease those locations on acceptable terms, it would result in NEG having made substantial expenditures to acquire and analyze 3-D data without having an opportunity to attempt to benefit from those expenditures.

Shortages of oil field equipment, services and qualified personnel could reduce NEG’s cash flow and adversely affect results of operations.
      The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, consultants and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling rigs and other oil field equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and service. It is beyond NEG’s control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease NEG’s profit margin, cash flow and operating results, or restrict its ability to drill the wells and conduct the operations which NEG currently has planned and budgeted.

NEG may experience difficulty finding and acquiring additional reserves and may be unable to compensate for the depletion of proved reserves, which could reduce its future cash flow and income.
      The future success and growth of NEG’s operations depend upon its ability to find or acquire additional economically recoverable oil and gas reserves. Except to the extent that NEG conducts successful exploration or development activities or acquires properties containing proved reserves, its proved reserves will generally decline as they are produced. The decline rate varies depending upon reservoir characteristics and other factors. Future oil and gas reserves and production, and, therefore, cash flow and income, will be highly dependent upon NEG’s level of success in exploiting current reserves and acquiring or finding additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is not sufficient and external sources of capital become limited or unavailable, the ability to make necessary capital investments to maintain or expand NEG’s asset base of oil and gas reserves could be impaired. Development projects and acquisition activities may not result in additional reserves. NEG may not have success drilling productive wells at economic returns sufficient to replace its current and future production and reserves it acquires may contain undetected problems or issues that did not initially appear to be significant to NEG.

NEG may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing its production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.
      NEG operates in a competitive environment for acquiring properties, marketing oil and natural gas, integrating new technologies and employing skilled personnel. Many of NEG’s competitors possess and employ financial, technical and personnel resources substantially greater than NEG’s. Those companies may be willing and able to pay more for producing oil and natural gas properties and prospects than NEG’s financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects. NEG’s competitors may also enjoy technological advantages over it and may be able to implement new technologies more rapidly than it can. Additionally, there is substantial competition for capital available for investment in the oil and natural gas industry.

NEG’s oil and natural gas exploration, exploitation and development activities may not be successful and it may be unable to recover the costs of these activities.
      Exploration, exploitation and development activities are subject to many risks. For example, NEG cannot assure you that new wells drilled by it will be productive or that it will recover all or any portion of its investment in such wells. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then-realized prices after deducting drilling, operating and other costs. The seismic data and other technologies NEG uses does not allow it to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The cost of exploration, exploitation and development activities is subject to numerous uncertainties beyond NEG’s control, and cost factors can adversely affect the economics of a project. Further, NEG’s development activities may be curtailed, delayed or canceled as a result of numerous factors, including:

•	title problems;

•	problems in delivery of NEG’s oil and natural gas to market;

•	pressure or irregularities in geological formations;

•	equipment failures or accidents;

•	shortages of, or delays in obtaining, equipment or qualified personnel;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	compliance with environmental and other governmental requirements; and

•	costs of, or shortages or delays in the availability of, drilling rigs, equipment and services.

NEG’s acquisition activities may not be successful and NEG may be unable to recover the purchase price of a property from the sale of production from that property.
      NEG intends to acquire additional oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise. NEG may not be able to identify suitable acquisition opportunities. If NEG does identify an appropriate acquisition candidate, it may be unable to negotiate mutually acceptable terms with the seller or finance the acquisition. As a result of recent increases in oil and gas prices, acquisition prices also have increased, potentially making it more difficult for NEG to identify and complete acquisitions suitable for it. If NEG is unable to complete suitable acquisitions, it will be more difficult to replace its reserves. In addition, successfully completed acquisitions involve a number of risks, including:

•	unexpected losses of key employees, customers and suppliers of an acquired business;

•	difficulties in conforming the financial, technical and management standards, processes, procedures and controls of the acquired business with those of NEG’s existing operations; and

•	diversion of management and other resources.
      Moreover, the success of any acquisition will depend on a variety of factors, including NEG’s ability to accurately assess the reserves associated with the property, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are necessarily inexact. As a result, NEG may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales. The risks normally associated with acquisitions are heightened in the current environment, as market prices of oil and natural gas properties are generally high compared to historical norms and could continue to rise. NEG may not be able to acquire oil and gas properties at commercially reasonable prices, or at all. In addition, NEG may face greater risks if it acquires properties in areas where it may be less familiar with operating, regulatory and other issues specific to those areas.

NEG cannot control activities on properties it does not operate. If NEG is not able to fund required capital expenditures with respect to non-operated properties, it may result in a reduction or forfeiture of its interests in those properties.
      Other companies operated approximately 41% of the pre-tax PV-10 value of NEG’s proved reserves as of December 31, 2005, including 97% of the pre-tax PV-10 value of proved reserves attributable to its Longfellow Ranch property. NEG has limited ability to exercise influence over operations for these properties or their associated costs. NEG’s dependence on the operator and other working interest owners for these projects and its limited ability to influence operations and associated costs could prevent the realization of its targeted returns on capital with respect to exploration, exploitation, development or acquisition activities. The success and timing of exploration, exploitation and development activities on properties operated by others depend upon a number of factors that may be outside NEG’s control, including:

•	the timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of technology.
      Where NEG is not the majority owner or operator of a particular oil and natural gas project, it may have no control over the timing or amount of capital expenditures associated with the project. If NEG is not willing and able to fund required capital expenditures relating to a project when required by the majority owner or operator, its interests in the project may be reduced or forfeited.

NEG’s insurance coverage may not be sufficient. Insufficient insurance coverage and increased insurance costs could adversely impact its results of operations, financial condition or cash flows.
      NEG has insurance it believe is customary in its industry, including property damage insurance and commercial general liability insurance, each in amounts that NEG considers appropriate. However, NEG does not have insurance on 100% of its properties and its insurance policies are subject to certain limits and deductibles as well as policy exclusions. As a result of the losses resulting from the 2005 hurricane season, insurance rates, particularly for properties in the Gulf of Mexico, have increased. NEG cannot assure you that insurance coverage will be available in the future at current costs or on commercially reasonable terms or that the insurance proceeds received for any loss of or any damage to any of NEG’s oil and gas properties will be sufficient to restore the loss or damage without negative impact on its results of operations, financial condition or cash flows.

NEG is subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner and feasibility of doing business.
      NEG’s operations and facilities are subject to extensive federal, state and local laws and regulations relating to exploration for, and the exploitation, development, production and transportation of, oil and natural gas, including environmental and safety matters. In addition, certain laws impose strict liability for the costs of remediating contamination at properties that NEG owns or operates or where wastes generated by its operations have been disposed, regardless of whether such disposal was lawful at the time that it occurred. Laws and regulations applicable to NEG include those relating to:

•	land use restrictions where many of NEG’s operations are located;

•	drilling bonds and other financial responsibility requirements;

•	spacing of wells;

•	emissions into the air;

•	unitization and pooling of properties;

•	habitat and endangered species protection, reclamation and remediation;

•	the containment and disposal of hazardous substances, oil field waste and other waste materials;

•	the use of underground storage tanks;

•	the use of underground injection wells, which affects the disposal of water and other produced liquids from NEG’s wells;

•	safety precautions;

•	the prevention of oil spills;

•	releases of contaminants into the environment;

•	wetlands protection;

•	the closure of exploration and production facilities; and

•	operational reporting requirements.
      Under these laws and regulations, NEG could be liable for:

•	governmental sanctions, such as fines, penalties, and injunctive relief;

•	property and natural resource damages;

•	releases or discharges of hazardous materials;

•	well reclamation costs;

•	oil spill clean-up costs;

•	other remediation and clean-up costs;

•	plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

•	personal injuries; and

•	other environmental damages.
      Although NEG believes that it is in substantial compliance with all applicable environmental laws and regulations and that its liabilities are not material, NEG cannot be certain that existing environmental laws or regulations applicable to its operations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm its business, results of operations and financial condition.

NEG may be required to write down the carrying value of its properties, which would significantly reduce its income or produce a loss.
      Under full cost accounting rules, NEG may be required to write down the carrying value of its properties when oil and natural gas prices decrease or when NEG has substantial downward adjustments of its estimated proved reserves, increases in its estimates of development costs or deterioration in its exploration results. NEG uses the full cost method of accounting for oil and natural gas exploitation, development and exploration activities. Under full cost accounting rules, NEG performs a “ceiling test.” This test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of NEG’s oil and natural gas properties that is equal to the expected after-tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, if any, calculated using prevailing prices on the last day of the relevant period. If the net book value of NEG’s properties, reduced by any related net deferred income tax liability, exceeds the ceiling, it writes down the book value of the properties by the amount of the excess. Depending on the magnitude of any future impairments, a ceiling test write down could significantly reduce NEG’s income or produce a loss. Ceiling test computations use commodity prices prevailing on the last day of the relevant period, making it impossible to predict the timing and magnitude of any future write downs. To the extent NEG’s finding and development costs increase, NEG will become more susceptible to ceiling test write downs in low price environments.

The loss of NEG’s president and chief executive officer or other key personnel could adversely affect its business.
      NEG believes its continued success depends in part on the collective abilities and efforts of Bob G. Alexander, its president and chief executive officer, and other key personnel, including the executive officers listed in “NEG — Management.” NEG does not maintain key man life insurance policies. The loss of the services of Mr. Alexander or other key management personnel could have a material adverse effect on NEG’s results of operations. Additionally, if NEG is unable to find, hire and retain needed key personnel in the future, its results of operations could be materially and adversely affected.

Changes in the financial condition of any of NEG’s large oil and natural gas purchasers could make it difficult to collect amounts due from those purchasers.
      Some of NEG’s oil and natural gas production attributable to non-operated properties is sold to other third party purchasers by the operator of such properties, which then remits NEG’s proportionate share of the proceeds to it. Riata Energy, Inc. is the largest single seller of oil and natural gas from NEG’s non-operated properties pursuant to such arrangement. For the year ended December 31, 2005, approximately 68% of NEG’s oil and natural gas revenues were generated from the following purchasers, including Riata: Plains All American, Louis Dreyfus, Duke Energy, Crosstex Energy Services, Inc. and Seminole Energy Services. A material adverse change in the financial condition of any of NEG’s largest purchasers could adversely impact NEG’s future revenues and its ability to collect current accounts receivable from such purchasers. Additionally, the loss of any of these purchasers could have an adverse impact on NEG’s revenues. Accounts receivable allowance for bad debt totaled approximately $0.2 million at March 31, 2006 and December 31, 2005.

Threatened or actual terrorist activity could adversely affect NEG’s business.
      The continued threat of terrorism and the impact of military or other government action in response to that threat have led to and will likely lead to increased volatility in prices for oil and natural gas and could affect the markets for the oil and natural gas NEG produces. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. Oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist activities, and NEG’s operations would be adversely affected if infrastructure integral to its operations was destroyed or damaged. In addition, an attack on one or more of NEG’s gas production facilities, transportations systems, and storage facilities could cause a release of oil into the environment that would necessitate cleanup. Although NEG has not historically sought or maintained terrorism insurance, NEG may not be able to obtain insurance coverage at prices that it considers reasonable or at all. These developments could subject NEG’s operations to increased risk and could have a material adverse affect on its business and financial condition and results. In addition, new laws or regulations could be passed requiring NEG to take steps to reduce the risk of terrorist attacks. The costs of implementing measures to reduce the risk of terrorist attack could adversely affect NEG’s business.
Risks Related to NEG’s Structure

As a holding company, NEG will be dependent on its subsidiary, NEG Oil & Gas, for revenues and cash needed to pay its taxes and other expenses.
      NEG is a holding company and, following the IPO, its sole material asset will be its not less than 51% managing membership interest in NEG Oil & Gas. NEG will depend on payments under its management agreement with NEG Oil & Gas and distributions to generate revenues. However, NEG Oil & Gas and its subsidiaries are separate and distinct legal entities and covenants contained in NEG Oil & Gas’ financing arrangements either directly restrict distributions to members or, in the case of financial covenants, could have the effect of preventing distributions, even if distributions otherwise would be permitted. As a member of NEG Oil & Gas, NEG will incur income taxes attributable to net taxable income and certain other items allocated to it from, or as a result of the operations of, NEG Oil & Gas. The operating agreement of NEG Oil & Gas requires certain distributions (to the extent cash is available and consistent with limitations by financing arrangements and other legal limitations) which are intended to provide NEG with adequate cash to pay its taxes. However, there can be no assurance that such distributions will in fact be adequate. To the extent NEG needs funds to pay taxes or for any other purpose, including the costs associated with being a public company, which can be quite substantial, and NEG Oil & Gas is unable to provide such funds to it, NEG would not be able to pay these obligations in a timely manner, if at all.

All of the proceeds from NEG’s initial public offering will be used to repay debt, including debt owed to AREP, and none of these proceeds will be used to further invest in NEG’s business.
      NEG estimates that the gross proceeds from the IPO, based on an initial public offering price of $                     per share will be approximately $                     million, or approximately $                     million if the underwriters exercise their option to purchase additional shares in full. NEG will contribute the gross proceeds to NEG Oil & Gas in consideration for a not less than 51% managing membership interest. NEG Oil & Gas will pay the expenses of NEG’s initial public offering, including underwriting discounts, from the gross proceeds that it receives.
      The proceeds of the IPO received by NEG Oil & Gas from the purchase by NEG of a not less than 51% managing membership interest in NEG Oil & Gas, after the payment by it of the estimated fees and expenses of the IPO, together with the net proceeds of the concurrent senior notes offering, will be used by NEG Oil & Gas to repay debt, including debt to AREP. NEG does not anticipate that any of these proceeds will be used to further invest in its business.

NEG Oil & Gas is highly leveraged. If NEG Oil & Gas were to default under its indebtedness and become unable to make payments to NEG under the management agreement, NEG may become unable to fund its operations.
      NEG’s managing membership interest in NEG Oil & Gas will be its sole material asset. NEG will depend on payments to it by NEG Oil & Gas under a management agreement to fund its operations. The terms of the indebtedness of NEG Oil & Gas specifically provide for payments to NEG by NEG Oil & Gas under the management agreement. However, NEG Oil & Gas is highly leveraged. If NEG Oil & Gas were to default under its indebtedness, its lenders and the holders of its debt securities could seek to stop payments to NEG under the management agreement.

NEG was formed in December 2005 and cannot provide meaningful predictions about future performance due to a lack of historical operating or financial information.
      NEG was formed in December 2005. Its management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEG Operating, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000. However, NEG has not previously operated or reported as a consolidated entity and this may affect its future operations and results.

NEG may become subject to the Investment Company Act of 1940, which could make it impractical for it to continue its business as currently conducted.
      NEG does not believe that it is an “investment company” under the Investment Company Act of 1940, as amended. Because NEG, as managing member, controls NEG Oil & Gas, it believes its interest in NEG Oil & Gas is not an “investment security” as that term is used in the Investment Company Act. If NEG were to cease participation in the management of NEG Oil & Gas, NEG’s interest in it could be deemed an

“investment security” for purposes of the Investment Company Act. Generally, a person is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). Following NEG’s initial public offering, NEG’s sole material asset will be its equity interest in NEG Oil & Gas. A determination that this interest is an investment security could result in NEG being an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act. NEG and NEG Oil & Gas intend to conduct their operations so that they are not deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would cause NEG to be deemed to be an investment company under the Investment Company Act, restrictions imposed by the Investment Company Act, including limitations on NEG’s capital structure and its ability to transact with affiliates, could make it impractical for NEG to continue its business as currently conducted and could have a material adverse effect on NEG’s business and the business of NEG Oil & Gas.

NEG may be required to account for its investment in NEG Oil & Gas under the equity method in the future. The presentation of NEG’s investment in NEG Oil & Gas under the equity method could be viewed disfavorably by investors and adversely affect the market for NEG common stock.
      At the closing of the IPO, NEG believes NEG Oil & Gas will not be a variable interest entity, or VIE, as defined in Financial Accounting Standards Board Interpretation 46 (revised December 2003) “Consolidation of Variable Interest Entities,” or FIN 46 R. Accordingly, NEG will consolidate NEG Oil & Gas in its financial statements. In accordance with FIN 46 R, the partial conversion of AREP’s membership interest in NEG Oil & Gas, certain other equity transactions, changes in the governing documents of NEG Oil & Gas or certain transactions among AREP, NEG Oil & Gas and NEG may result in a redetermination of the status of NEG Oil & Gas as a VIE. If it is determined that NEG Oil & Gas is a VIE and NEG is deemed not to be the primary beneficiary, as defined by FIN 46 R, NEG will be required to account for its investment in NEG Oil & Gas under the equity method in future periods, rather than presenting financial statements that consolidate NEG Oil & Gas’ operating results, financial condition and cash flows with NEG’s. The presentation of NEG’s investment in NEG Oil & Gas under the equity method could be viewed disfavorably by investors and adversely affect the market for its common stock.

NEG has a substantial amount of indebtedness which may adversely affect its cash flow and its ability to operate its business, remain in compliance with debt covenants and make payments on its debt.
      As of March 31, 2006, NEG had total debt, including intercompany advances, of approximately $302.0 million. NEG will have approximately $177.0 million of indebtedness upon the completion of the IPO and approximately $377.0 million of indebtedness if NEG Oil & Gas completes the concurrent senior notes offering.
      NEG’s level of debt could have important consequences, including the following:

•	it may be more difficult for NEG to satisfy its obligations with respect to its indebtedness, and any failure to comply with the obligations of any of its debt agreements, including financial and other restrictive covenants, could result in an event of default under the agreements governing NEG’s other indebtedness;

•	NEG may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet its operating expenses or other general corporate obligations;

•	the amount of NEG’s interest expense may increase because certain of its borrowings are at variable rates of interest;

•	NEG will need to use a substantial portion of its cash flows to pay principal and interest on its debt, which will reduce the amount of money NEG has for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	NEG may have a higher level of debt than some of its competitors, which may put it at a competitive disadvantage;

•	NEG may be more vulnerable to economic downturns and adverse developments in its industry or the economy in general, especially declines in oil and natural gas prices; and

•	NEG’s debt level could limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.
      NEG’s ability to meet its expenses and debt obligations will depend on its future performance, which will be affected by financial, business, economic, regulatory and other factors. NEG will be unable to control many of these factors, such as economic conditions and governmental regulation. NEG cannot be certain that its earnings will be sufficient to allow it to pay the principal and interest on its debt and meet its other obligations. If NEG does not have enough money to service its debt, it may be required, but unable, to refinance all or part of its existing debt, sell assets, borrow more money or raise equity on terms that may not be acceptable to it, if available at all. Further, failing to comply with the financial and other restrictive covenants in NEG’s revolving credit facility and the indenture governing its senior notes could result in an event of default, which could adversely affect NEG’s business, financial condition and results of operations.

NEG may incur substantially more debt, which may intensify the risks described above, including NEG’s ability to service its indebtedness.
      Together with NEG’s subsidiaries, NEG may incur substantially more debt in the future in connection with its acquisition, development, exploitation and exploration of oil and natural gas producing properties. Since NEG is a holding company, it currently anticipates that any debt it incurs would be obligations of NEG Oil & Gas or one of its other subsidiaries. The existing and anticipated indebtedness of NEG Oil & Gas contains significant restrictions on distributions and other payments to and transactions with NEG that, at this time, effectively limit its ability to incur debt at the holding company, or NEG, level. While NEG Oil & Gas’ agreements contain restrictions on its ability to incur additional indebtedness and to make distributions and other payments to NEG, these restrictions are subject to a number of qualifications and exceptions. Under certain circumstances, additional indebtedness incurred in compliance with these restrictions could be substantial. To the extent new indebtedness is added to current indebtedness levels, the risks described above could substantially increase.

To service NEG’s indebtedness, NEG will require a significant amount of cash. NEG’s ability to generate cash depends on many factors beyond its control, and any failure to meet its debt obligations could harm its business, financial condition and results of operations.
      NEG and its subsidiaries’ ability to make payments on and to refinance their indebtedness, including the senior notes and loans under NEG Oil & Gas’ revolving credit facility, and to fund planned capital expenditures will depend on its ability to generate cash from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond NEG’s control, including the prices that it receives for oil and natural gas.
      NEG’s business may not generate sufficient cash flow from operations and future borrowings may not be available to it in an amount sufficient to enable it to pay its indebtedness, including its senior notes and loans under its revolving credit facility, or to fund its other liquidity needs. If NEG’s cash flow and capital resources are not sufficient to fund its debt obligations, NEG may be forced to sell assets, seek additional equity or debt capital or restructure its debt. The sale of assets could reduce borrowing availability under NEG’s revolving credit facility. None of these remedies may, if necessary, be effected on commercially reasonable terms, or at all.

Risks Related to NEG’s Relationship With its Parent

AREP will control the direction of NEG’s business. The voting rights of the different classes of NEG’s common stock and certain corporate governance arrangements will prevent you and other stockholders from influencing significant corporate decisions.
      NEG has two classes of common stock:

•	common stock, which entitles the holder to one vote per share on all matters submitted to NEG’s stockholders; and

•	class B common stock, which initially will be held by AREP, and entitles the holder to such number of votes equal to (1) the total number of shares of common stock from time to time issuable upon conversion of all membership interests of NEG Oil & Gas held by the holder at the close of business on the date for the vote on the matter in question divided by (2) the number of shares of class B common stock held by the holder.
      Following completion of NEG’s initial public offering, AREP initially will own the only share of NEG’s class B common stock, which will collectively represent approximately   % of the combined voting power of NEG’s outstanding common stock (or   % if the underwriters exercise in full their option to purchase additional shares). Given its voting interest, AREP may be able to control the outcome of all matters submitted to NEG’s stockholders for approval, including the election of directors. Accordingly, either in its capacity as a stockholder or through its ability to elect NEG’s board of directors, AREP may be able to control all key decisions regarding NEG, including mergers or other business combinations and acquisitions, dispositions of assets, future issuances of NEG common stock or other securities, the incurrence of debt by NEG, the payment of dividends on NEG common stock, including the frequency and the amount of dividends that would be payable on NEG common stock, and amendments to NEG’s certificate of incorporation and bylaws. In addition, because NEG will be the managing member of NEG Oil & Gas, through its control of NEG, AREP may be able to control all strategic, business and financing decisions concerning NEG Oil & Gas. Further, as long as AREP continues to beneficially own shares representing at least a majority of the votes entitled to be cast by the holders of NEG’s outstanding voting stock, it may take actions required to be taken at a meeting of stockholders without a meeting or a vote and without prior notice to holders of NEG common stock. AREP’s controlling interest may discourage a change of control that the holders of NEG common stock may favor. AREP may seek to cause NEG to take courses of action that, in its judgment, could enhance its investment in NEG and NEG Oil & Gas, but which might involve risks to holders of NEG common stock or adversely affect NEG or other investors. This in turn may have an adverse affect on the market price of NEG common stock. Conversely, if AREP sells or transfers its class B common stock, it could be deemed a change of control and trigger an event of default under NEG’s revolving credit facility and require that NEG Oil & Gas offer to repurchase its senior notes. In such event, NEG may not be able to repay such indebtedness.

The interests of AREP and its affiliates may conflict with the interests of NEG’s other stockholders.
      AREP owns and controls and has an interest in a wide array of companies, as does Mr. Icahn and entities affiliated with him. As a result, AREP’s interests may not always be consistent with NEG’s interests or the interests of NEG’s other stockholders. AREP and its affiliates, any other person in which AREP or any such affiliate has any direct or indirect voting or economic interest, or any director, officer, member, partner, stockholder or employee of any of them, may pursue acquisitions or business opportunities that may be complementary to NEG’s business. NEG’s certificate of incorporation will allow AREP, its affiliates, any other person in which AREP or any such affiliate has any direct or indirect voting or economic interest, and any director, officer, member, partner stockholder or employee of AREP, any entities controlled by AREP or any other person in which AREP or any such affiliate has any direct or indirect voting interest, to engage directly or indirectly in the same or similar business activities or lines of business as NEG does and that might be in direct or indirect competition with NEG. If any of them acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of them and NEG, none of them has a duty to communicate or offer such corporate opportunity to NEG, and any of them may take advantage of such corporate opportunities or to direct such corporate opportunities to another person or entity without first presenting such opportunities to NEG, unless such opportunities are expressly offered to any such party solely in, and as a direct result of, his or her capacity as NEG’s director, officer or employee. As a result, corporate opportunities that may benefit NEG may not be available to NEG in a timely manner, or at all. To the extent that conflicts of interest may arise between NEG and AREP and its affiliates, those conflicts may be resolved in a manner adverse to NEG or to you or other holders of NEG’s securities.

NEG will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements.
      Upon completion of the IPO, AREP will continue to control a majority of the voting power of NEG’s stock. As a result, NEG will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and is exempt from certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the board of directors consist of independent directors and (2) the requirements that NEG have nominating/corporate governance and compensation committees that are composed entirely of independent directors. Following NEG’s initial public offering, NEG intends to rely on these exemptions. As a result, NEG will not have a majority of independent directors and will not have a nominating and corporate governance committee or a compensation committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Following NEG’s initial public offering, AREP will not have any obligation to provide any financing to NEG and NEG will not have access to AREP’s borrowing capacity, cash flow or assets. NEG may not be able to raise additional funds when needed for its business or to exploit opportunities.
      To date, AREP has been a primary source of financing for NEG and NEG Oil & Gas. Following completion of NEG’s initial public offering, AREP will have no obligation to provide any financing to NEG or NEG Oil & Gas and NEG will not have access to the borrowing capacity, cash flow or assets of AREP. NEG and NEG Oil & Gas’ future liquidity and capital requirements will depend upon numerous factors, some of which are outside NEG’s and its control, including the future development of the markets in which NEG participates. NEG and NEG Oil & Gas may need to raise additional funds to support expansion, develop new or enhanced services, respond to competitive pressures, acquire complementary businesses or take advantage of unanticipated opportunities. If NEG and NEG Oil & Gas’ capital resources are not sufficient to satisfy NEG’s liquidity needs, NEG or NEG Oil & Gas may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity would result in additional dilution to NEG’s stockholders. The sale of debt would result in increased expenses and could result in covenants that would restrict NEG’s operations or the operations of NEG Oil & Gas, as well as the ability of NEG Oil & Gas to make payments, including dividends, distributions and loans to NEG. NEG has not made arrangements to obtain additional financing and may not be able to obtain additional financing, if required, in amounts or on terms acceptable to it, or at all.

NEG may be prevented from issuing stock to raise capital, to effectuate acquisitions or to provide equity incentives to members of its management and board of directors.
      If NEG issues additional shares of its common stock, it would reduce AREP’s share of the voting power. This may be detrimental to AREP which, to the extent that it exercises control over key decisions by NEG, may seek to prevent NEG from issuing additional equity securities to raise capital, to effectuate acquisitions or to provide management, employee or director equity incentives.

AREP will have the right to maintain its economic and voting interest in NEG Oil & Gas and NEG. AREP may use this to maintain its control over NEG.
      AREP will have the option to purchase membership units from NEG Oil & Gas or shares of NEG stock or securities exchangeable for, or convertible into, NEG common stock on the same terms as they are being issued to third parties. The option will be exercisable upon issuance by NEG of additional shares of common stock or securities exchangeable for or convertible into NEG common stock and will be for such number of shares of NEG common stock, NEG Oil & Gas membership units or other securities such that the total percentage voting power of AREP in NEG (including votes attributable to the class B common stock) upon completion of the issuances is not less than AREP’s voting power immediately preceding any such issuance. AREP may use the option to continue its control over NEG.

NEG will be required to pay AREP for most of the tax benefits NEG may claim as a result of any tax basis step-up it receives in connection with subsequent exchanges of membership units in NEG Oil & Gas after NEG’s initial public offering, and will also be required to pay AREP for certain additional anticipated tax benefits. Under certain circumstances, NEG could make payments to AREP in excess of its actual cash tax savings.
      AREP will be able to exchange its membership units of NEG Oil & Gas for shares of NEG common stock. The exchanges may result in increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to the interest in NEG Oil & Gas that NEG acquires in NEG Oil & Gas as a result of the exchange that otherwise would not have been available.
      NEG will enter into a tax agreement with AREP that will provide for the payment by NEG to AREP of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that NEG realizes as a result of these increases in tax basis and of tax benefits attributable to payments under the tax agreement. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which the exchanges are taxable and the amount and timing of NEG’s income for tax purposes, NEG expects that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to NEG’s acquisition of any substantial interest in NEG Oil & Gas pursuant to an exchange by AREP, the payments that NEG expects may make to AREP during the expected term of the tax agreement could be substantial. If AREP’s exchangeable membership units had been effectively exchanged in a taxable transaction for common stock at the time of the closing of the IPO, the net increase in the tax basis attributable to NEG’s interest in NEG Oil & Gas would have been approximately $                    , assuming an initial offering price of $                    per share of common stock. NEG’s ability to achieve tax benefits from any such increase, and the amount of any payments to be made under this agreement, will depend upon a number of factors, including the ability to claim deductions for depletion, depreciation or amortization, the timing or amount of NEG’s future income, and the extent to which properties to which such basis increase relates are sold.
      If the IRS successfully challenges all or part of the tax basis increase or the depletion, depreciation or amortization deduction attributable to such basis increase, any subsequent payments NEG is required to make under the tax agreement will be reduced accordingly. However, under no circumstances will NEG receive any reimbursements from AREP of amounts previously paid by NEG under the tax agreement. As a result, under certain circumstances, NEG could make payments to AREP in excess, and possibly substantially in excess, of NEG’s actual cash tax savings.
      In addition to payments which NEG may be required to make under the tax agreement as a result of future exchanges by AREP of its membership units for shares of NEG common stock, NEG will also be obligated to AREP on a promissory note in the principal amount of $                    . This amount has been calculated to approximate 85% of the present value of the future anticipated tax benefits to NEG (based on certain assumptions) from certain other transactions among NEG, AREP and NEG Oil & Gas substantially concurrent with the closing of NEG’s initial public offering. If these anticipated tax benefits are not available to NEG in accordance with those assumptions, NEG will nonetheless be obligated to make payments to AREP in accordance with the terms of the note.

Risks Related to NEG Common Stock and NEG’s Initial Public Offering

NEG cannot assure you that a market will develop for its common stock or what the price of its common stock will be. You may not be able to sell your shares above the initial public offering price.
      Before NEG’s initial public offering, there was no public trading market for its common stock, and NEG cannot assure you that an active trading market for its common stock will develop or be sustained after the IPO on the NYSE or otherwise or how liquid that market might become. The initial public offering price will be determined by negotiations between the underwriters and NEG, and may bear no relationship to the price at which the common stock will trade upon completion of the IPO. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

NEG’s stock price may be volatile and your investment in NEG common stock could suffer a decline in value.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of NEG common stock in spite of NEG’s operating performance. In addition, NEG’s operating results could be below the expectations of public market analysts and investors, and in response, the market price of NEG common stock could decrease significantly. Accordingly, you may be unable to resell your shares of NEG common stock at or above the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against NEG, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on NEG’s business, results of operations and financial condition.
      NEG’s common stock price may also fluctuate in response to a number of other events, including:

•	future announcements concerning NEG’s business;

•	actions of competitors;

•	market and industry perception of NEG’s success, or lack thereof, in pursuing its strategy;

•	changes in government and environmental regulation;

•	actual or anticipated fluctuations in quarterly operating results;

•	changes in financial estimates by NEG or by any securities analysts who might cover NEG stock;

•	speculation about NEG’s business in the press or the investment community;

•	conditions or trends in NEG’s industry or the economy generally;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the oil and gas exploration and production industry;

•	announcements by NEG or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	capital commitments;

•	additions or departures of key personnel;

•	sales of common stock, including sales by AREP; and

•	natural disasters, terrorist attacks and acts of war.
      In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to NEG and divert its management’s attention and resources.

Future sales of NEG common stock could reduce its stock price.
      After the IPO, AREP will have registration rights with respect to its shares of NEG common stock and the shares of common stock that it has the right to acquire in exchange for its membership interest in NEG Oil & Gas. Sales by stockholders of substantial amounts of NEG shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of NEG common stock. The shares in the IPO and the shares to be issued to the stockholders of National Energy Group, including AREP and certain of National Energy Group’s officers, in the merger, will be freely tradable immediately following the IPO. AREP and NEG’s executive officers and directors have agreed not to sell their shares, including shares that AREP has the right to acquire upon exchange of all or any part of its membership interest in NEG Oil & Gas, for a period of 180 days after the date of the initial public offering. As these restrictions on resale end, the market price of NEG’s common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Upon the closing of the IPO, options to purchase                      shares of common stock will be granted under NEG’s 2006 equity incentive plan to certain NEG officers, employees and directors. These shares will be exercisable at an exercise price equal to the price of the shares issued in the IPO. Upon the closing of the IPO, NEG will also have                      shares reserved for issuance of additional options under NEG’s 2006 equity incentive plan.

Payment of cash dividends on shares of NEG common stock is at the discretion of its board of directors.
      NEG intends to retain all available earnings to fund the operation and expansion of its business. NEG has no plans to pay dividends on its common stock in the foreseeable future. Any determination related to payments of future dividends will be at the discretion of NEG’s board of directors after taking into account various factors that its board of directors deems relevant, including its financial condition, operating results, current and anticipated cash needs, plans for expansion and debt restrictions. In addition, NEG is dependent on receiving funds from NEG Oil & Gas to pay dividends. NEG Oil & Gas’ revolving credit facility restricts, and the terms of its senior notes will restrict, its ability to make payments, including dividends, distributions and loans to NEG, limiting its ability to pay dividends.

Some provisions of NEG’s charter and bylaws inhibit potential acquisitions and acquisition bids that you may consider favorable.
      Even if AREP were to cease to control a majority of the voting power of NEG’s capital stock, NEG’s corporate documents contain provisions that may enable its board of directors to resist a change in control of NEG, including a change in control considered favorable by you and other stockholders or involving a premium price for NEG common stock. These provisions include:

•	limitations on persons authorized to call a special meeting of stockholders;

•	limitations on the authority of stockholders to amend NEG’s bylaws;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•	disproportionate voting rights of class B common stock.
      These provisions could discourage, delay or prevent a transaction involving a change in control of NEG. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause NEG to take other corporate actions you desire.

NEG will incur increased costs as a result of being a public company.
      As a public company, NEG will incur significant legal, accounting and other expenses. NEG will incur costs associated with its public company reporting requirements and recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act and any new rules implemented by the SEC or the NYSE. NEG expects these rules and regulations to increase its legal and financial compliance costs and to make some activities more time-consuming and costly. These new rules and regulations may make it more difficult and more expensive for NEG to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain coverage. As a result, it may be more difficult for NEG to attract and retain qualified individuals to serve on its board of directors or as executive officers. NEG’s is currently evaluating and monitoring developments with respect to these new rules. NEG cannot predict or estimate the amount of additional costs it may incur or the timing of such costs.

Failure by NEG to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm its business and operating results and/or result in a loss of investor confidence in its financial reports, which could have a material adverse effect on its business and stock price.
      NEG will be required to comply with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2007. NEG cannot be certain as to the timing of completion of its evaluation, testing and remediation actions or of their impact on its operations. Upon completion of this process, NEG may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, NEG will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If NEG fails to implement the requirements of Section 404 in a timely manner, it might be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. In addition, failure to comply with Section 404 or the report by NEG of a material weakness may cause investors to lose confidence in its financial statements, and its stock price may be adversely affected as a result. If NEG fails to remedy any material weakness, its financial statements may be inaccurate, it may face restricted access to the capital markets and its stock price may be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This joint information statement/ prospectus contains forward-looking statements that are based on National Energy Group’s and NEG’s management’s beliefs and assumptions and on information currently available to National Energy Group’s and NEG’s management. The forward looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “NEG Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “National Energy Group Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “NEG” and “National Energy Group”. Forward-looking statements include, but are not limited to, statements about:

•	NEG’s future financial position, including cash flow and anticipated liquidity;

•	amounts and nature of future capital expenditures;

•	acquisitions and other business opportunities;

•	operating costs and other expenses;

•	wells to be drilled or reworked;

•	oil and natural gas prices and demand;

•	exploitation, development and exploration prospects;

•	estimates of proved oil and natural gas reserves;

•	reserve potential;

•	development and infill drilling potential;

•	expansion and other development trends in the oil and natural gas industry;

•	business strategy;

•	production of oil and natural gas;

•	planned asset sales or dispositions; and

•	expansion and growth of NEG’s business and operations.
      In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause National Energy Group’s and NEG’s actual results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this joint information statement/ prospectus.
      Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent National Energy Group’s and NEG’s estimates and assumptions only as of the date of this joint information statement/ prospectus. You should read this joint information statement/ prospectus and the documents it references and which have been filed as exhibits, with the understanding that National Energy Group’s and NEG’s actual future results may be materially different from what National Energy Group and NEG expects. Each of National Energy Group and NEG hereby qualifies all of its forward-looking statements by these cautionary statements. The forward-looking statements contained in this joint information statement/ prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.
      Except as required by law, National Energy Group and NEG assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

THE MERGER
Background of the Merger
      In March 2005, a representative of NEG Oil & Gas suggested to a representative of National Energy Group that it might be worthwhile to consider the feasibility of combining the businesses of National Energy Group and NEG Oil & Gas.
      On July 8, 2005, National Energy Group received a proposal from AREP regarding a transaction in which the existing stockholders of National Energy Group, other than AREP, would receive $3.00 in cash in respect of each share of National Energy Group’s common stock. Upon consummation of such transaction, AREP and its subsidiaries would own 100% of National Energy Group. National Energy Group issued a press release on July 8, 2005 announcing the offer and AREP’s proposal was submitted to National Energy Group’s board of directors for consideration.
      On July 11, 2005, National Energy Group’s board met to consider AREP’s offer. The National Energy Group board noted the potential conflict of interest of certain directors, officers and stockholders raised by AREP’s offer (See “Interests of Certain Persons in the Merger”). As a result, the board formed a special committee, consisting of one independent director, Robert H. Kite, to consider the AREP proposal.
      On August 26, 2005, the special committee retained Bracewell & Giuliani LLP, or the special committee counsel, to serve as its legal advisor in connection with evaluating AREP’s proposed offer. On August 26, 2005, Energy Spectrum was retained by the special committee for the purpose of providing its views regarding the enterprise value per share of National Energy Group’s common stock, based solely on an assessment of the fair market value of the oil and gas related assets owned by NEG Holding, and taking into consideration the working capital and the total indebtedness of National Energy Group. In connection with its review, Energy Spectrum was initially retained to review information provided by National Energy Group relating to its business operations, financial condition, assets, liabilities and independent reserve evaluations, and to conduct discussions with members of senior management and the board of directors of National Energy Group. In addition, Energy Spectrum was also retained to review and analyze the financial terms and conditions of National Energy Group’s contingent liabilities and obligations and to conduct such other financial studies, analyses and investigations as Energy Spectrum deemed necessary and appropriate in developing its valuation.
      In late August 2005 and early September 2005, the special committee, together with its advisors, formulated and prepared a summary outline describing a proposed structure for combining the businesses of NEG Oil & Gas and National Energy Group through a tax-free exchange of National Energy Group shares for common stock in a newly formed entity that would undertake an initial public offering. The special committee’s outline set forth a proposal, which was then discussed with the special committee’s legal advisors, contemplating the following:

•	NEG Oil & Gas would contribute all of its interest in NEG Holding and all of its shares of common stock of National Energy Group to a newly formed holding company organized for the purposes of effecting an initial public offering of the combined enterprise in exchange for common shares of the newly formed holding company;

•	the oil and gas affiliates of AREP would contribute all of the outstanding principal amount of National Energy Group’s 10 3/4% senior notes originally due 2006, or the 10 3/4 % notes, plus interest owed them by National Energy Group, or approximately $148.6 million plus $2.7 million, to the newly formed holding company in exchange for additional common shares of the newly formed holding company;

•	AREP would contribute all of its interest in NEG Oil & Gas to the newly formed holding company in exchange for additional common shares of the newly formed holding company; and

•	National Energy Group and a wholly-owned subsidiary of the holding company would enter into a merger agreement, pursuant to which the subsidiary would be merged with and into National Energy Group, with National Energy Group as the surviving corporation, and the stockholders of National

Energy Group would receive in exchange for their shares of common stock of National Energy Group, common shares of the newly formed holding company or a combination of cash and common shares of the newly formed holding company such that the foregoing transactions would be accomplished on a tax-free basis to all parties to the maximum extent practicable.

      During the first week of September 2005, Mr. Kite and his financial advisors continued their analysis of the historical performance of, and future prospects for, National Energy Group as well as National Energy Group’s relative value on a stand alone basis. On September 7, 2006, Energy Spectrum presented to the special committee a preliminary valuation assessment of the enterprise value per share of National Energy Group, based solely on an assessment of the fair market value of the oil and gas related assets owned by NEG Holding and taking into consideration the working capital and total indebtedness of National Energy Group.
      On September 7, 2005, there was a conference call among Mr. Kite, Philip Devlin, General Counsel of National Energy Group, representatives of AREP and the special committee counsel during which the special committee expressed an interest in discussing various possible structures and tax considerations.
      On September 10, 2005, Mr. Kite, Mr. Devlin, representatives of National Energy Group, representatives of AREP and the special committee counsel had two conference calls during which various structures and tax considerations for a proposed transaction were discussed, including the possibility of a tax-free merger.
      On September 15, 2005, Keith Meister, AREP’s Chief Executive Officer, met with Mr. Kite and discussed the AREP proposal. Mr. Kite indicated that it was his view that a better structure would be a tax-free merger pursuant to which National Energy Group stockholders would receive shares in NEG Oil & Gas prior to or in connection with an initial public offering of NEG Oil & Gas. Mr. Kite indicated his desire to preserve for National Energy Group’s public stockholders the potential upside in NEG Oil & Gas. Mr. Meister said that AREP would review Mr. Kite’s suggestion.
      On September 16, 2005, Messrs. Icahn, Meister and Kite met in Mr. Icahn’s offices. Mr. Kite again suggested, as an alternative to the cash acquisition proposed by AREP, a possible merger of National Energy Group with NEG Oil & Gas (in connection with the initial public offering of NEG Oil & Gas) whereby National Energy Group stockholders would receive an agreed percentage of NEG Oil & Gas. Messrs. Icahn and Meister suggested that a merger in which National Energy Group’s public stockholders would receive an interest in NEG Oil & Gas would merit further discussion. Mr. Kite said that he would discuss that suggestion with his advisors.
      On September 19, 2005, National Energy Group’s board received a proposal from one of its stockholders, indicating that the stockholder was prepared to form an investment group to potentially acquire all of National Energy Group’s shares for $4.40 per share. The proposal was referred to Mr. Kite for his consideration in connection with his ongoing negotiations with AREP. While the proposal was subject to several significant conditions, including that AREP waive certain of its redemption rights in NEG Holding and restructure National Energy Group’s outstanding debt, Mr. Kite nevertheless inquired of AREP as to whether AREP was a willing seller of its shares at the proposed price. AREP informed Mr. Kite that it was unwilling to sell its shares of National Energy Group at any price.
      On September 23, 2005, lawyers from Mr. Icahn’s law department, or the law department, delivered an initial draft of a merger agreement to National Energy Group’s legal counsel.
      Based on AREP’s position and the contingent nature of the stockholder’s proposal, Mr. Kite concluded that further discussions with the stockholder regarding the proposal would not lead to a transaction resulting in a higher value to the minority stockholders of National Energy Group when compared to the transaction being currently contemplated with AREP.
      Mr. Kite and his financial and legal advisors continued to exchange information with AREP and have various telephonic communications and meetings to discuss the proposed transaction during the rest of September 2005. In addition, Mr. Kite and Energy Spectrum met frequently with senior management of National Energy Group to refine the valuation analysis of National Energy Group’s oil and gas assets.
      On September 26, 2005, AREP, together with Mr. Kite and his legal counsel, discussed a potential stock merger transaction as an alternative to the cash deal originally suggested by AREP. In such a transaction, the parties would allocate shares in NEG (on a pre-initial public offering basis) among the respective equity holders of NEG Oil & Gas and National Energy Group based upon a common method of valuation of their respective assets on a going concern basis as of June 30, 2005, the most recent practicable date, and the outstanding principal balance of, and accrued interest on, the 10 3/4 % notes. In late September, the law department prepared a revised draft merger agreement and National Energy Group and its legal counsel together with Mr. Kite and his legal counsel reviewed the draft.
      On September 27, 2005, the special committee expanded the responsibilities of Energy Spectrum to include an evaluation of the equity value of the oil and gas assets of NEG Oil & Gas for purposes of affording a basis of comparison for the relative values of the two companies. Energy Spectrum was then requested to provide to the special committee an equity valuation of National Onshore, National Offshore and their respective affiliates, based solely on an assessment of the fair market value, under a fixed set of assumptions, of the material tangible oil and gas and related assets plus their respective working capital and less their respective total indebtedness.
      On September 30, 2005, Mr. Kite called Mr. Meister to ask whether AREP would consider selling its stake in National Energy Group in response to a recent proposal from a third party to acquire 100% of National Energy Group.
      On October 3, 2005, Mr. Meister called Mr. Kite to tell him that AREP would not be interested in selling its National Energy Group stake to a third party.
      On October 7, 2005, Mr. Kite, his financial advisors and legal counsel and representatives of AREP participated in a telephonic conference. During the call, AREP indicated that it would either purchase all of the outstanding National Energy Group shares not owned by NEG Oil & Gas for a cash purchase price equal to $3.00 per share or was willing to pursue a transaction in which it would acquire such shares in exchange for a 2% allocation of shares of NEG, subject to adjustment to reflect changes in the amount of indebtedness of NEG and the percentage of the assets of NEG Oil & Gas ultimately contributed to NEG.
      On October 8, 2005 and October 9, 2005, Mr. Kite met on a number of occasions with his financial advisors and legal counsel. During this time, Mr. Kite reviewed with Energy Spectrum the valuation work completed by Energy Spectrum over the preceding weeks and consulted with legal counsel regarding the formulation of an appropriate response to AREP.
      On October 10, 2005, the special committee notified AREP and National Energy Group’s board of directors of its determination that, based on a thorough review by the special committee and its financial advisors and legal counsel, both the cash proposal and the equity alternative were inadequate from a financial point of view to National Energy Group’s minority stockholders. National Energy Group issued a press release announcing the special committee’s determination. On the same day, the special committee delivered a letter to AREP and the members of National Energy Group’s board of directors setting forth its conclusions in writing.
      On October 12, 2005, Mr. Icahn and Mr. Alexander spoke by telephone. Mr. Icahn, speaking in his capacity as Chairman of AREP, indicated that AREP was not prepared to increase the consideration level in a stock based merger transaction, but would be willing to go forward with discussions on a cash acquisition transaction. Mr. Alexander said that he would discuss with Mr. Kite the possibility of a cash deal.
      On October 13, 2005, Mr. Icahn and Mr. Meister discussed with Mr. Kite and his advisors their respective opinions of what National Energy Group might be worth in a cash deal. Messrs. Icahn and Meister explained that, based on the per barrel of oil equivalent price that NEG Oil & Gas was paying in connection with the purchase of properties in the Minden Fields, as well as the valuations of other comparable public companies, they believed that a payment of $3 per share for National Energy was appropriate.
      On October 15, 2005, Mr. Kite was contacted again by the stockholder and informed that the stockholder was now proposing an offer of $5.75 cash per share, contingent, however, on additional due diligence and the arrangement of financing by the stockholder. Mr. Kite conveyed the substance of the proposal to AREP, which again indicated that it was not a seller at any price. Based on AREP’s continued

unwillingness to consider the sale of its ownership interest in National Energy Group, the valuation work undertaken by Mr. Kite and his financial advisors, and the contingent nature of the stockholder’s offer, Mr. Kite again concluded that there was no merit in pursuing a transaction with the stockholder.
      The directors of National Energy Group discussed the special committee’s conclusion and its ramifications during telephonic meetings held on October 13, 2005 and October 21, 2005. On October 21, 2005, the directors of National Energy Group initially suspended Mr. Kite’s authority to evaluate acquisition proposals from AREP. In ensuing discussions among Mr. Kite, certain senior officers of National Energy Group and representatives of AREP, however, representatives of National Energy Group and AREP concluded that it might be constructive for the special committee’s legal counsel and the law department to endeavor to develop a mutually acceptable structure for AREP’s possible acquisition of National Energy Group. On October 31, 2005, Mr. Alexander called Mr. Meister and said that National Energy Group’s board had disbanded the special committee but that a deal might be possible at $6.00 in cash or 3% of the combined companies. Mr. Meister said that AREP would consider that possibility. On November 2, 2005, the directors of National Energy Group reinstated the authority of the special committee.
      On November 3, 2005, Mr. Kite and representatives of National Energy Group and AREP determined to instruct the lawyers to proceed to develop a structure for a possible acquisition. Pursuant to those instructions, counsel for National Energy Group provided comments to the draft of the merger agreement delivered on September 23, 2005.
      On November 9, 2005, legal counsel for the special committee met with the law department to explore the terms of a possible acquisition transaction. Counsel exchanged drafts and discussed provisions over the following month. However, their activities were limited to drafting legal documents. In the interim, Mr. Kite and Energy Spectrum continued to study the value of a combined enterprise including National Energy Group, NEG Oil & Gas, National Onshore and National Offshore.
      In connection with these discussions, legal counsel for the special committee requested that AREP agree to incorporate certain procedural safeguards for the minority stockholders of National Energy Group, including a provision for approval of the merger by a majority of the minority stockholders of National Energy Group voting on any merger proposal at a special meeting called for that purpose and the inclusion of a “fiduciary out” provision. AREP noted that it would consider the proposals. The recommendations of the special committee’s counsel were ultimately not incorporated into the definitive merger agreement.
      Also on November 9, 2005, Mr. Meister met with Mr. Kite and representatives of Energy Spectrum to discuss generally the terms of the NEG Oil & Gas revolving credit facility. Mr. Meister provided Mr. Kite with an analysis showing the hypothetical valuation of 1% of the combined companies (assuming the financing transaction and IPO). Mr. Meister also reviewed the terms of the bank book relating to the NEG Oil & Gas revolving credit facility with Mr. Kite.
      On November 18, 2005, the special committee expanded Energy Spectrum’s activities to include, if warranted, the delivery by Energy Spectrum of an opinion to the special committee and the board of directors of National Energy Group that the consideration to be received by the equity security holders of National Energy Group, other than affiliates of National Energy Group, is fair to those security holders from a financial point of view.
      On December 6, 2005, Mr. Kite called Mr. Meister and stated that Mr. Kite was satisfied with the overall structure of the draft merger agreement. In addition, Mr. Kite stated that he and Energy Spectrum had spent considerable time evaluating the relative net asset values of National Energy Group and NEG Oil & Gas and as a result he believed that the special committee was in a position to quickly evaluate any exchange ratio proposed by AREP, so long as such exchange ratio was presented in accordance with the terms of the draft merger agreement.
      That afternoon, Mr. Meister called Mr. Kite to inform him that AREP was prepared to allocate 7.990% of the total equity value of the combined enterprise prior to NEG’s initial public offering to the stockholders of National Energy Group (of which 3.994% was allocable to National Energy Group’s minority stockholders), subject to adjustment to reflect, among other things, distributions to AREP and changes in net debt above or below $500 million. Mr. Kite asked if this was AREP’s final and best offer. AREP’s CEO confirmed that it was. Mr. Kite immediately passed this information along to the special committee’s financial advisors and legal counsel for their consideration.
      In the evening of December 6, 2005, Mr. Kite met with his financial advisors and legal counsel to discuss AREP’s revised offer. After a discussion, Mr. Kite asked the representatives of Energy Spectrum if Energy Spectrum could opine that the consideration receivable in the merger transaction proposed by AREP was fair from a financial point of view to the holders of National Energy Group common stock, other than affiliates of National Energy Group. Energy Spectrum answered that it could and that it was prepared to deliver a written opinion to that effect to the special committee. The persons present at the special committee meeting then discussed the terms of a draft letter from the special committee to the board of directors of National Energy Group that set forth the basis for the special committee’s recommendation to approve the merger agreement and its favorable recommendation to the National Energy Group board of directors with respect thereto.
      Following such discussion, the special committee concluded that the consideration payable to the minority stockholders of National Energy Group in the merger was fair from a financial point of view to the stockholders of National Energy Group, other than affiliates of National Energy Group, and recommended that the entire board of directors of National Energy Group approve the merger and the merger agreement as being fair to, advisable and in the best interests of, the stockholders of National Energy Group, other than the affiliates of National Energy Group. Mr. Kite then sent the members of National Energy Group’s board of directors a letter outlining the recommendation of the special committee. A copy of this letter is attached as Annex D to this joint information statement/ prospectus.

Reasons of the Special Committee for the Merger
      In reaching its decision to approve the merger agreement and recommend that the National Energy Group board of directors approve the merger agreement and the transactions contemplated thereby, the special committee consulted with its financial advisors and legal counsel, as well as National Energy Group’s management, and carefully reviewed and considered a number of factors and potential benefits, including the following:

•	the June 30, 2005 reserve reports prepared by Netherland, Sewell and DeGolyer and MacNaughton for National Energy Group, National Offshore and National Onshore, including the nature and extent of their respective reserve categories;

•	the valuation of the oil and gas reserves and related assets of National Energy Group and NEG Oil & Gas prepared by Energy Spectrum (in this connection, Energy Spectrum assumed without verification that the value of the assets comprising the Minden Field purchased by National Onshore in November 2005 was $85 million, being the original purchase price agreed to be paid for those assets);

•	the minimal asset base and the business prospects of NEG;

•	the range of discounts generally applied to minority equity interests in publicly-traded companies such as National Energy Group;

•	the belief that the merger consideration represented the maximum consideration that AREP was prepared to allocate to the stockholders of National Energy Group other than NEG Oil & Gas in the merger;

•	the likelihood that there would be a more active trading market and enhanced liquidity for the common stock of NEG following its initial public offering than has been the case for National Energy Group’s common stock;

•	the probability that the terms and structure of NEG’s initial public offering would be commercially reasonable in view of the contemplated participation by one or more reputable investment banking firms as managing underwriters of the transaction;

•	the contemplated qualification of the merger as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

•	the written opinion of Energy Spectrum that based upon the considerations and assumptions set forth therein, the merger consideration as set forth in the merger agreement would be fair from a financial point of view to the stockholders of National Energy Group other than affiliates of National Energy Group.
      The special committee also considered and, as appropriate, balanced against the potential benefits of the merger, a number of neutral and potentially negative factors, including the following:

•	the fact that the corporate structure of National Energy Group was approved by the bankruptcy court prior to National Energy Group’s emergence from bankruptcy;

•	the approval of National Energy Group’s stockholders to allow AREP to acquire a majority of National Energy Group’s outstanding voting securities;

•	the indirect controlling ownership position of AREP in National Energy Group and the repeated assurances by AREP that it has no interest in selling its controlling equity position in National Energy Group or its controlling membership interest in NEG Holding;

•	the prior offers from AREP to acquire the outstanding shares of capital stock of National Energy Group not owned by NEG Oil & Gas that were not accepted by the special committee;

•	the terms of NEG Oil & Gas Confidential Information Memorandum (November 2005) relating to its proposed senior secured credit facilities (including the summary term sheets referred to therein);

•	the potential that NEG Oil & Gas may contribute additional assets to NEG Holding, thereby increasing its membership interest in NEG Holding relative to that of National Energy Group, and thus reducing the underlying value of National Energy Group’s membership interests in NEG Holding; and

•	the terms and provisions of the merger agreement, including the condition that the merger and the merger agreement be approved by written consent of NEG Oil & Gas, as the holder of a majority of National Energy Group’s outstanding shares substantially contemporaneously with the execution of the merger agreement, rather than be submitted to the stockholders of National Energy Group at a meeting called for such purpose under circumstances that require, in addition to the requirements of the General Corporation Law of the State of Delaware, approval of the merger by a majority of the shares voting at the meeting and held by stockholders of National Energy Group other than NEG Oil & Gas, and the absence of a mechanism in the merger agreement for the evaluation of unsolicited offers for the acquisition of National Energy Group or Holding, or significant interests therein, received by National Energy Group after the execution of the merger agreement.
      After a detailed consideration of these factors, the special committee concluded that the potential benefits of the merger outweighed these considerations and determined that the merger consideration is fair from a financial point of view to the stockholders of National Energy Group, other than affiliates of National Energy Group, and recommended that the entire board of directors of National Energy Group approve the merger and the merger agreement as being fair to, advisable and in the best interests of, the stockholders of National Energy Group other than affiliates of National Energy Group.
      The special committee did not analyze the fairness of the merger consideration in isolation from the considerations referred to above. The special committee did not attempt to distinguish between factors that support a determination that the merger is “fair” and factors that support a determination that the merger is in the “best interests” of National Energy Group’s stockholders.
      The preceding discussion of the factors considered by the special committee is not intended to be exhaustive but does set forth the material factors the special committee considered. In view of the wide variety of factors considered in connection with the evaluation of the merger and the complexity of these matters, the special committee found it impracticable, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered or determine that any factor was of particular importance in reaching its determinations that the merger agreement and the merger, are fair to, advisable and in the best interests of National Energy Group and National Energy Group’s unaffiliated stockholders. Rather, the special committee viewed its determinations as being based on the judgment of the special committee, in light of the totality of the information presented and considered, including the special committee’s knowledge of National Energy Group’s business, financial condition and prospects and the advice of financial and legal advisors.
Fairness Opinion of the Special Committee’s Financial Advisor
      On December 7, 2005, Energy Spectrum rendered its opinion to the special committee and board of directors of National Energy Group that the consideration to be received by the holders of National Energy Group common stock, other than affiliates of National Energy Group, as a result of the merger was fair to those holders, from a financial point of view. The full text of Energy Spectrum’s opinion is attached as Annex C to this joint information statement/ prospectus.
      Energy Spectrum’s opinion was directed only to the fairness of the consideration to be received by the equity security holders of National Energy Group, other than affiliates of National Energy Group, and did not address any other aspect of the proposed merger or related transactions and does not constitute a recommendation to any equity security holder of National Energy Group as to how such holder should act with respect to any matter. Stockholders should read Energy Spectrum’s opinion to understand the information reviewed, assumptions made, analyses prepared and matters considered by Energy Spectrum and the limitations of its opinion.
      In arriving at its opinion, Energy Spectrum relied on, among other things:

•	National Energy Group’s annual reports to stockholders on Form 10-K for the years ended December 31, 2003 and 2004, and quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, which National Energy Group’s management identified as being the most current financial statements available;

•	information provided by National Energy Group relating to its business operations, financial condition, assets and liabilities, and independent reserve evaluations, dated as of June 30, 2005, of NEG Holding’s oil and gas reserves by Netherland, Sewell and DeGolyer and MacNaughton;

•	information provided by National Energy Group relating to the business operations of National Offshore in 2005, its financial condition, assets, liabilities, and the independent reserve evaluation of National Offshore’s oil and gas reserves, dated as of June 30, 2005, by Netherland, Sewell & Associates, Inc.;

•	information provided by National Energy Group relating to the business operations of National Onshore in 2005, its financial condition, assets, liabilities, and the independent reserve evaluation of National Onshore’s oil and gas reserves, other than those associated with the Minden Field assets discussed below, dated as of June 30, 2005, by Netherland, Sewell & Associates, Inc.;

•	information provided by National Energy Group relating to the current production associated with assets referred to as the Minden Field which was acquired by National Onshore on November 8, 2005, and information provided by National Energy Group with respect to the acquisition itself;

•	historical market prices and trading volume for National Energy Group’s publicly traded securities;

•	the range of discounts generally applied to minority interests in publicly traded companies in a position similar to that of National Energy Group;

•	historical market prices and trading volume of the publicly traded common equity and certain publicly available financial data for companies that Energy Spectrum deemed comparable to NEG, as Energy Spectrum currently understand it to be contemplated;

•	the Operating Agreement of NEG Holding;

•	a draft of the merger agreement, dated December 7, 2005; and

•	the draft Confidential Information Memorandum dated November 2005, for NEG Oil & Gas with NEG Oil & Gas’ placement agents, Citigroup Global Markets Inc. and Bear, Stearns & Co. Inc., for the private placement of $700 million in senior secured credit facilities.
      Energy Spectrum also held discussions with certain members of management of National Energy Group and with members of the board of directors of National Energy Group in their respective capacities as management and directors of National Energy Group, respectively, and to the extent applicable, in their separate capacities as managers of the assets of National Offshore and National Onshore with respect to the past and current business operations, financial circumstances and future prospects of each of National Energy Group, National Offshore and National Onshore, the anticipated effects of the merger and the transaction on National Energy Group and on National Offshore and National Onshore, the prospects of National Energy Group in the event the merger and the transactions contemplated thereby are not consummated and certain other matters that Energy Spectrum believed necessary or appropriate to its inquiry.
      In connection with its opinion, Energy Spectrum relied upon and assumed, without independent verification, among other things:

•	the accuracy and completeness of all information that was publicly available or was furnished to Energy Spectrum by National Energy Group and on behalf of National Offshore and National Onshore;

•	that analyses and forecasts have been reasonably prepared by knowledgeable, qualified parties and are based on assumptions reflecting the best currently available estimates and judgments by management of National Energy Group of the assets of NEG Operating, National Onshore and National Offshore, as the case may be, and of the expected future financial performance of National Energy Group, National Onshore and National Offshore;

•	that reserve reports of NEG Operating, National Onshore and National Offshore have been reasonably prepared by knowledgeable, qualified petroleum engineers, in consultation with management of National Energy Group, based upon assumptions reflecting the best currently available estimates and judgments of such persons as to the oil and gas reserves, related fixtures revenues and associated costs in question;

•	the merger will qualify as a tax-free reorganization for United States federal income tax purposes;

•	the final form of the merger agreement will be substantially similar to the last draft reviewed by Energy Spectrum, that each of NEG Oil & Gas and National Energy Group will be parties thereto (and that all of the assets of NEG Oil & Gas, National Energy Group, National Onshore and National Offshore will continue to be owned by those entities and will be a part of the enterprise (as defined in the merger agreement));

•	all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger and the transactions contemplated thereby will be obtained without any material cost or adverse effect on National Energy Group;

•	that the merger will be negotiated and consummated in the manner and spirit contemplated in Section 1.7(b) of the merger agreement, consistent with covenants of the parties set forth in Sections 4.1 and 4.2 of the merger agreement, in each case without giving effect to the provisions of any disclosure schedule contemplated therein, and in a manner consistent with the anticipated transactions described in Exhibit B of the merger agreement and in the credit facility; and

•	AREP was not willing, in the foreseeable future, to entertain a transaction pursuant to which it would divest itself of its ownership interest in National Energy Group or NEG Holding.
      The foregoing summary of Energy Spectrum’s opinion is qualified in its entirety by reference to the full text of such opinion. Energy Spectrum’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. In rendering its opinion Energy Spectrum expressed no opinion as to the price at which the common stock of National

Energy Group or the common stock of NEG would trade at any time and further expressed no opinion as to the likelihood that NEG will be successful in consummating an initial public offering. Additionally, Energy Spectrum expressed no opinion regarding the fairness of any interest in NEG to be owned by AREP or any of National Energy Group’s or AREP’s affiliates. Further, Energy Spectrum’s opinion did not address the tax implications of the merger or the merger agreement on stockholders of National Energy Group or the future stockholders of NEG.
      Energy Spectrum acted as financial advisor to the special committee with respect to the proposed merger and received a fee from National Energy Group for Energy Spectrum’s services to the special committee. Energy Spectrum and its affiliates have in the past provided investment banking and financial advisory services to National Energy Group and its affiliates for customary compensation. Specifically, Energy Spectrum was retained by the special committee to the board of directors of National Energy Group to provided financial advisory services relating to the valuation of the assets of each of National Energy Group, National Onshore and National Offshore in the past and received fees for those services.
Actions taken by National Energy Group’s Board of Directors and the Reasons for Such Actions
      Late in the afternoon of December 6, 2005, following a meeting of the special committee, National Energy Group’s board of directors met to consider the recommendation of the special committee and the adoption and approval of the proposed merger agreement. At the commencement of the meeting, Mr. Kite summarized the chronology of the extensive efforts made by the special committee and its legal and financial advisors to discharge the responsibilities delegated to the special committee by the board of directors. Mr. Kite described the steps that the committee and its advisors had pursued after receiving AREP’s initial offer and the committee’s decision to reject that offer. Mr. Kite described the manner by which the committee selected its legal and financial advisers, and the efforts made by the committee and its advisers to gather and evaluate all relevant commercial, financial and other information which formed the bases of the special committee’s negotiations that resulted in the transaction that the committee was recommending that the board adopt. Mr. Kite then summarized the recommended transaction and arranged to provide, by electronic transmission, copies of the proposed merger agreement to the directors. The board then unanimously agreed to adjourn its meeting and to reconvene in the morning on the following day.
      At the scheduled time on December 7, 2005, the board reconvened and Mr. Kite again summarized the essential terms of the proposed merger of National Energy Group into an affiliate of NEG Oil & Gas. A representative of Energy Spectrum, the special committee’s financial adviser, summarized the methodology which Energy Spectrum utilized in reviewing and analyzing the prospective transaction. The representative then stated that it was Energy Spectrum’s opinion that the proposed merger transaction was fair to National Energy Group’s stockholders, other than affiliates of National Energy Group, from a financial point of view.
      The board concluded that since National Energy Group was a going concern, its trading share value was an appropriate and fair indication of the company’s value. Conversely, the board agreed that the company’s liquidation value would be significantly lower than its value as a going concern and that the liquidation value was not a meaningful measure of the substantive fairness of the proposed transaction.
      The board was unaware of any factors relating to the proposed merger and associated transactions, whether reflected in the merger agreement or elsewhere, that would have a material adverse impact on National Energy Group or its minority shareholders.
      The board also concluded that there were sufficient procedural safeguards to ensure the fairness of the transaction to the minority shareholders. The board reached this conclusion since the single member of the special committee is unaffiliated with the company other than through his position as a member of the board of directors, had no prior dealings with AREP or its controlling unitholder, and was advised by independent legal counsel who itself had no prior relationship with the National Energy Group, AREP, its controlling unitholder, or any other interest involved in the contemplated merger.

      Thereafter, National Energy Group’s board of directors, aware of potential conflicts of interest of certain members of the board (see “Interests of Certain Persons in the Merger”) and relying in major part on the efforts and recommendation of the special committee and the opinion of Energy Spectrum as well as on the board’s collective knowledge of National Energy Group’s business, financial condition, and prospects, and the business experience of the members of the board, unanimously

•	determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are fair to and in the best interests of National Energy Group and its stockholders, other than NEG Oil & Gas; and

•	approved the merger, the merger agreement, and the transactions contemplated by the merger agreement, on the terms outlined by Mr. Kite.
      National Energy Group’s special committee and board of directors did not assign relative weights to the factors considered by them. In addition, National Energy Group’s board and special committee did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors.
Subsequent Correspondence from a Shareholder and Reaffirmation by National Energy Group’s Board of Directors
      Shortly following the adoption and approval of the merger agreement and the merger by the National Energy Group board of directors, National Energy Group received additional correspondence from the stockholder who had made prior proposals purportedly reiterating his offer to acquire all of the outstanding shares of National Energy Group common stock. The offer was again predicated on various contingencies, including obtaining financing and the ability to purchase the majority interest of National Energy Group owned by NEG Oil & Gas. The offer letter was referred to the special committee for consideration.
      During the balance of the morning of December 7, 2005, the special committee reviewed the offer letter and considered all prior communications between the stockholder and National Energy Group. Mr. Kite again contacted AREP and inquired as to AREP’s willingness to sell its interest in National Energy Group and AREP again indicated that it was unwilling to do so. Energy Spectrum advised Mr. Kite that the recent correspondence did not change the fairness opinion rendered by Energy Spectrum to the special committee and the National Energy Group board of directors earlier in the day. Mr. Kite contacted National Energy Group, and a meeting of the National Energy Group board of directors was held that afternoon for the purpose of affording the special committee and the board of directors of National Energy Group the opportunity to discuss the stockholder offer. During the meeting, the special committee recommended that the previous adoption by the board of directors of the AREP merger transaction be reaffirmed and Energy Spectrum informed the board of directors that the December 7, 2005 offer letter did not change the fairness opinion rendered by Energy Spectrum to the special committee and the board of directors earlier in the day and reaffirmed its fairness opinion with respect to the previously approved transaction with AREP. After further discussion, the board of directors reaffirmed its action taken earlier in the day with respect to the adoption and approval of the merger agreement and the merger.
      On December 7, 2005, the merger agreement was executed and delivered by all of the parties.
NEG’s Reasons for the Merger
      NEG believes that the merger will benefit NEG and its shareholders by increasing shareholder value. NEG believes that the merger will create a simpler, more unified structure in which investors would participate in the equity of the combined enterprise at the NEG level. NEG believes that the merger will provide the holders of National Energy Group common stock with greater liquidity through the NEG Common Stock that they receive in the merger and that the value of their holdings will be enhanced. In addition, NEG believes that the merger would enhance NEG’s, NEG Oil & Gas’ and National Energy Group’s collective ability to pursue a coordinated strategy for their oil and gas properties and that the greater liquidity and value of the NEG common stock will allow NEG to fund development and acquisitions, both by accessing the capital markets and issuing securities in transactions. NEG believes that the merger will enable the combined company to keep management familiar with all the assets and operations of the enterprise, provide consistent and appropriate long-term incentives for its management team and create opportunities for cost reductions through the reduction of overhead and reporting and compliance costs.
Appraisal Rights
      Because there are more than 2,000 holders of National Energy Group common stock and such holders will receive a combination of NEG common stock and cash instead of fractional shares at the effective date of the merger, National Energy Group stockholders will not be entitled to appraisal rights under Delaware law in connection with the merger.
Regulatory Approvals Required for the Merger
      Neither NEG nor National Energy Group is aware of any material regulatory filings or approvals required prior to completing the merger, except as described herein. NEG and National Energy Group intend to make all required filings under the Exchange Act in connection with the merger.
      Shares of NEG common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of NEG common stock issued to affiliates of either NEG or National Energy Group.
Certain Effects of the Merger

Effects on the Market
      Following the merger, NEG intends to cause the deregistering of shares of National Energy Group common stock under the Exchange Act, following which shares of National Energy Group common stock will no longer be traded on the OTC Bulletin Board.

Exchange Act Registration
      The shares of National Energy Group common stock are currently registered under the Exchange Act. Following completion of the merger, National Energy Group will file a Form 15 with the SEC terminating registration of the shares of National Energy Group common stock under the Exchange Act. National Energy Group will no longer file periodic reports with the SEC.
Accounting Treatment for the Merger
      In accordance with U.S. generally accepted accounting principles, the merger will be treated in a manner similar to a pooling-of-interests due to the common control by Mr. Icahn of both National Energy Group and NEG.
Resales of NEG Common Stock
      Shares of NEG common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of NEG common stock issued to any National Energy Group stockholder that is, or is expected to be, an “affiliate” of NEG or National Energy Group for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be “affiliates” of NEG or National Energy Group for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, NEG or National Energy Group, respectively, and will include the directors of NEG and National Energy Group, respectively. Under Rule 145, former National Energy Group stockholders who were affiliates of National Energy Group prior to the completion of the merger and who will not be affiliates of NEG after the completion of the merger may sell their NEG common stock at any time subject to the volume and sale limitations of Rule 144 under the Securities Act. Further, so long as these former National Energy Group affiliates are not considered affiliates of NEG following the completion of the merger, and a period of at least one year has elapsed from the completion of the merger, they may sell their NEG common stock without regard to the volume and sale limitations of Rule 144 so long as there is adequate current public information available about NEG in accordance with Rule 144. After a period of two years has elapsed from the completion of the merger, and so long as these former National Energy Group affiliates are not affiliates of NEG and have not been for at least three months prior to such sale, they may freely sell their NEG common stock. Former National Energy Group stockholders who become affiliates of NEG after completion of the merger will still be subject to the volume and sale limitations of Rule 144 until they are no longer affiliates of NEG. The merger agreement requires the receipt by NEG of an executed letter agreement by each National Energy Group affiliate to the effect that such affiliate will not transfer any shares of NEG common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.
      This joint information statement/ prospectus does not cover resales of shares of NEG common stock received by any person in connection with the merger, and no person is authorized to make any use of this joint information statement/ prospectus in connection with any resale of shares of NEG common stock.
Information Agent; Exchange Agent
      NEG has retained Wells Fargo, N.A. as information agent and exchange agent in connection with the merger. NEG has agreed to pay Wells Fargo customary fees for these services in addition to reimbursing Wells Fargo for its reasonable out-of-pocket expenses.
Interests of National Energy Group’s Directors and Executive Officers in the Merger
      You should be aware that, as described below, some members of the management of National Energy Group and some members of the National Energy Group board of directors, including those who are also officers of NEG, have interests in the merger that may be different from, or in addition to, the interests of the stockholders of National Energy Group generally. The National Energy Group board of directors, the NEG board of directors and the special committee were aware of these interests, to the extent they existed at the time, and considered them, among other matters, in recommending and approving the merger agreement and the transactions contemplated by the merger agreement, including the merger. For more information on these interest see “Relationships with NEG and Affiliates.”
THE MERGER AGREEMENT
      The following description is a summary of the material terms and conditions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. This summary is qualified in its entirety by the actual provisions of the merger agreement, a copy of which is attached to this joint information statement/ prospectus as Annex B and incorporated by reference into this joint information statement/ prospectus. National Energy Group and NEG urge you to read the merger agreement in its entirety for a more complete description of the terms of the merger.

Closing of the Merger
      The closing of the merger will take place on the date on which all of the conditions to the closing of the merger described below under “— Conditions to the Closing of the Merger” have been satisfied or waived and shall occur contemporaneously with the consummation of the initial public offering of NEG, or at such other date or time as the parties may agree. The merger will be consummated and become effective at the time specified in the Certificate of Merger for the merger to be filed with the Secretary of State of the State of Delaware, which is expected to be on the date of the closing of the merger.

Mechanics of the Merger

General
      Under the merger agreement, at the closing of the merger and prior to the consummation of the IPO, NEG will be issued                      membership units, representing a 7.990% economic interest in NEG Oil &

Gas. AREP will own                      membership units, representing the remaining 92.010% economic interest. In addition, NEG will issue an aggregate of                      shares of its common stock to the National Energy Group stockholders. Other than the one share of NEG common stock and one share of NEG class B common stock owned by AREP, the                      shares of NEG common stock issued to the National Energy Group stockholders will be the only outstanding shares of NEG capital stock prior to the IPO. Each stockholder of National Energy Group will be entitled to receive his, her or its pro rata share of the                      shares of NEG common stock issued by NEG based on the 11,190,650 shares of National Energy Group common stock outstanding. For example, if a person owns 100 shares of National Energy Group common stock, then he, she or it will receive                     shares of NEG common stock in the merger. If the net indebtedness of NEG Oil & Gas is not $500 million immediately prior to or simultaneously with the consummation of the IPO, then the 7.990% economic interest in NEG Oil & Gas to be issued to NEG will be adjusted upwards or downwards. For an example of the calculation of the merger consideration, see Schedule 1.7 to the merger agreement, which is attached to this joint information statement/prospectus as Annex B.
      Treatment of Common Stock Owned by Public Stockholders of National Energy Group. At the effective time of the merger, each share of National Energy Group common stock issued and outstanding immediately prior to that effective time, including shares held by NEG Oil & Gas, will be converted into the right to receive a fraction of a fully-paid and nonassessable share of NEG common stock based upon the exchange ratio. The exchange ratio will be determined by multiplying 0.00000008936, i.e., 1/ 11,190,650 (the number of outstanding shares of National Energy Group common stock), by the share amount. The share amount means the number of shares of NEG common stock that results in the holders of National Energy Group common stock, including NEG Oil & Gas, receiving, in the aggregate, a 7.990% economic interest in the entire equity of an enterprise that includes a combination or consolidation of entities, including 100% of the equity interests in each of NEG Oil & Gas, National Onshore, National Offshore and National Energy Group immediately prior to consummation of NEG’s initial public offering, subject to certain adjustments based upon the outstanding indebtedness of the enterprise at the effective time of the merger. In this joint information statement/ prospectus, the 7.990% economic interest in the entire equity of such enterprise is referred to as the National Energy Group interest. The adjustment to the National Energy Group interest will be made as follows:

(1) the National Energy Group interest is based upon the assumption that the enterprise will be subject to $500 million of net indebtedness, or, total indebtedness minus cash, immediately prior to or simultaneously with the consummation of the initial public offering of NEG, after all incurrences and repayments of debt contemplated by the merger agreement and excluding intercompany notes of the enterprise entities and their subsidiaries;

(2) to the extent that the enterprise is subject to less than $500 million of net indebtedness at such time, after all incurrences and repayments of debt contemplated by the merger agreement and excluding intercompany notes of the enterprise entities and their subsidiaries, the National Energy Group interest will be reduced by subtracting an adjustment amount; and

(3) to the extent that the enterprise entities are subject to in excess of $500 million of net indebtedness at such time, after all incurrences and repayments of debt contemplated by the merger agreement and excluding intercompany notes of the enterprise entities and their subsidiaries, the National Energy Group interest will be increased by adding an adjustment amount.
      The adjustment amount means the product of (A) 0.6322% and (B) the fraction obtained by dividing (a) the positive difference between $500 million and the actual net indebtedness of the enterprise entities immediately prior to or simultaneously with consummation of the initial public offering of NEG, after all incurrences and repayments of debt contemplated by the merger agreement and excluding intercompany notes of the enterprise entities and their subsidiaries, (b) by $100 million.
      At closing, the remaining economic interest in the enterprise entities will be held, directly or indirectly, by AREP.

      Exchange and Payment Procedures. NEG will deliver to a depository or trust institution of recognized standing selected by NEG and reasonably acceptable to National Energy Group to act as the exchange agent for the benefit of the holders of National Energy Group common stock for exchange of (1) certificates representing the appropriate number of shares of NEG common stock issuable pursuant to the exchange ratio as of the effective time of the merger; and (2) cash to be paid instead of fractional shares of NEG common stock pursuant to the terms of the merger agreement, in exchange for outstanding shares of National Energy Group common stock.
      Not later than two business days after the effectiveness of the merger, NEG will cause the exchange agent to mail to each holder of record of National Energy Group common stock: (1) a letter of transmittal, which shall be in customary form and shall specify that delivery shall be effected and risk of loss and title to such certificates shall pass only upon delivery of the certificates to the exchange agent and shall be in such form and have such other provisions as NEG and National Energy Group may reasonably specify, and (2) instructions for use in effecting the surrender of National Energy Group common stock certificates in exchange for certificates representing shares of NEG common stock, together with any dividends or distributions, and, if applicable, cash to be paid for fractional shares of NEG common stock. Upon surrender of a certificate for exchange and cancellation to the exchange agent together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such certificate shall be issued a certificate representing that number of whole shares of NEG common stock and, if applicable, a check representing the cash consideration to which such holder is entitled on account any fractional share of NEG common stock that such holder has the right to receive pursuant to the provisions of the merger agreement and any dividends or other distributions to which such holder is entitled pursuant to the merger agreement, and the National Energy Group common stock certificate so surrendered shall be canceled. In the event of a transfer of ownership of shares of National Energy Group common stock that is not registered in the transfer records of National Energy Group, a certificate representing the proper number of shares of NEG common stock and a check representing the amount of consideration payable instead of fractional shares and any dividends or other distributions to which such holder is entitled pursuant to the terms of the merger agreement, shall be issued to a transferee if the certificate representing such shares is presented to the exchange agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each National Energy Group common stock certificate shall be deemed at any time after the effective time of the merger to represent only the right to receive upon such surrender the certificate representing shares of NEG common stock and cash instead of any fractional shares of NEG common stock and any other distributions to which such holder is entitled pursuant to the merger agreement.
      No dividends or other distributions declared or made after the effective time of the merger with respect to NEG common stock with a record date after the effective time of the merger shall be paid to the holder of any unsurrendered National Energy Group common stock certificate with respect to the shares of NEG common stock represented thereby, and no cash payment instead of fractional shares shall be paid to any such holder, until the holder of record of such National Energy Group common stock certificate shall surrender such certificate. Subject to the effect of applicable law, following surrender of any such certificate there shall be paid to the record holder of the certificates representing whole shares of NEG common stock issued in exchange therefor without interest (1) promptly, the amount of any cash payable instead of a fractional share of NEG common stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time of the merger theretofore paid with respect to such number of whole shares of NEG common stock and (2) at the appropriate payment date the amount of dividends or other distributions with a record date after the effective time of the merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of NEG common stock.
      In the event that your National Energy Group common stock certificates have been lost, stolen or destroyed, the exchange agent shall issue in exchange, upon the making of an affidavit of that fact by the holder of such shares, NEG common stock and cash instead of fractional shares, if any, as may be required pursuant to this merger agreement; provided, however, that NEG or the exchange agent may, in its discretion, require the delivery of a suitable bond or indemnity.
      All shares of NEG common stock issued and cash paid upon the surrender for exchange of shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares; subject, however, to NEG’s obligation to pay any dividends or make any other distributions with a record date prior to the date of the merger agreement that remain unpaid at the effective time of the merger, and there shall be no further registration of transfers on the stock transfer books of NEG of the shares that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, certificates are presented to NEG for any reason, they shall be canceled and exchanged as provided above.
      No fractions of a share of NEG common stock shall be issued in the merger, but instead each holder of shares otherwise entitled to a fraction of a share of NEG common stock shall upon surrender of his or her certificate or certificates be entitled to receive an amount of cash, without interest, determined by multiplying the closing price for NEG common stock, as reported by the securities exchange or quotation service on which shares of NEG common stock are traded or quoted, on the first business day immediately following the effective time of the merger that such a quote is available, by the fractional share interest to which such holder would otherwise be entitled. For example, if a holder would receive, in the aggregate 100.25 shares of NEG common stock in exchange for his aggregate holdings of National Energy Group common stock, then he would be entitled to receive cash in respect of 0.25 shares of NEG common stock. From time to time after the effective time of the merger, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests who have surrendered their certificates to the exchange agent, the exchange agent shall so notify NEG, and NEG shall deposit such amount with the exchange agent and shall cause the exchange agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of the merger agreement.
      Any portion of the shares of NEG common stock and cash to be paid instead of fractional shares of NEG common stock, together with any dividends or distributions with respect thereto, that remains undistributed to the holders of shares upon the expiration of one year after the effective time of the merger shall be delivered to NEG upon demand and any holders of shares of National Energy Group common stock who have not yet complied with the above conversion provisions shall look only to NEG as general creditors for payment of their claim for NEG common stock and cash instead of fractional shares, as the case may be, and any applicable dividends or distributions with respect to NEG common stock.
      Neither the surviving corporation nor National Energy Group shall be liable to any holder of shares of National Energy Group or NEG common stock for such shares, or dividends or distributions with respect thereto, or cash from the shares of NEG common stock and cash to be paid instead of fractional shares of NEG common stock, together with any dividends or distributions with respect thereto, delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable law.
      Each of NEG and the exchange agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of National Energy Group common stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state or local tax law. To the extent that amounts are so withheld by NEG or the exchange agent, as the case may be, such withheld amounts shall be treated for all purposes of the merger agreement as having been paid to the holder of the shares in respect of which such deduction and withholding was made by NEG or the exchange agent, as the case may be.
      Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of NEG immediately prior to the merger will be the certificate of incorporation and bylaws, respectively, of the surviving corporation following the effective time of the merger; provided, however, that the certificate of incorporation of NEG has been amended to reflect the name change of NEG from “NEG IPOCO, Inc.” to

“NEG, Inc.” Upon consummation of the initial public offering and the merger, the certificate of incorporation will be amended again to reflect the name change of “NEG, Inc.” to “National Energy Group, Inc.”
      Directors and Officers. The directors of NEG immediately prior to the merger effective time will be the initial directors of the surviving corporation, NEG (which will change its name to National Energy Group, Inc.), following the merger effective time. The officers of National Energy Group immediately prior to the merger effective time will be the officers of the surviving corporation immediately after the effective time of the merger.

Representations and Warranties in the Merger Agreement
      Each of the parties to the merger agreement made certain customary representations and warranties related to their due organization, valid existence, good standing and authorization to enter into the merger agreement, consents of governmental entities required as a result of the transactions contemplated by the merger agreement, brokers’ fees and the absence of any violation of or conflict with such party’s organizational documents, applicable law or material contracts of such party as a result of entering into the merger agreement and consummating the transactions contemplated by the merger agreement, among others. The representations and warranties are, in some cases, subject to specified exceptions and qualifications. You should read the merger agreement in its entirety to understand the nature of these representations and warranties and risks that they represent to completion of the merger.
      Representations and Warranties of National Energy Group. In addition to the customary representations noted above, National Energy Group also made representations and warranties that relate to, among other things:

•	National Energy Group’s and its subsidiaries’ capitalization;

•	the ownership of equity of National Energy Group’s subsidiaries;

•	National Energy Group’s filings with the SEC;

•	the absence of undisclosed liabilities;

•	the absence of certain changes and events;

•	pending or threatened litigation;

•	National Energy Group’s compliance with laws and possession of all approvals, authorizations, certificates, licenses, consents and permits of governmental authorities necessary for National Energy Group to carry on its business;

•	the special committee’s receipt of the fairness opinion from Energy Spectrum; and

•	tax treatment of the merger.
      Representations and Warranties of NEG Oil & Gas and NEG. In addition to the customary representations noted above, NEG Oil & Gas also made representations and warranties that relate to, among other things:

•	NEG’s capitalization;

•	the ownership of shares of NEG Oil & Gas’ and its subsidiaries’ common stock;

•	the absence of undisclosed liabilities;

•	the absence of certain changes and events;

•	pending or threatened litigation;

•	NEG Oil & Gas’ compliance with laws and possession of all approvals, authorizations, certificates, licenses, consents and permits of governmental authorities necessary for it to own, lease and operate its properties and to carry on its business; and

•	tax treatment of the merger.
      The representations and warranties of National Energy Group and NEG Oil & Gas will expire at the effective time of the merger.

Conduct of National Energy Group’s, NEG’s and NEG Oil & Gas’ Business Pending the Closing of the Merger
      The parties have agreed that prior to the closing of the merger, unless otherwise contemplated by the merger agreement or required by applicable law, or unless the other parties give their prior written consent, which cannot be unreasonably withheld or delayed, the parties will conduct their businesses and that of their subsidiaries only in the ordinary course of business, in a manner consistent with past practice, in compliance with all applicable laws and in accordance with good practices, and the parties have agreed to preserve substantially intact their business organization, their assets and their relationships with third parties.
      Specifically, each party has agreed that during that time period neither they nor their subsidiaries will:

•	amend their certificate of incorporation or bylaws, or other similar governing instrument;

•	authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise, any stock of any class or any other debt or equity securities or equity equivalents, including any stock options or stock appreciation rights;

•	split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution, whether in cash, stock or property or any combination thereof, in respect of their capital stock, make any other actual, constructive or deemed distribution in respect of their capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of their securities or any securities of any of their subsidiaries;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger;

•	alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

•	(1) incur or assume any long-term or short-term debt or issue any debt securities in each case, except for borrowings under lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing; (2) assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations of any other person except for obligations of the parties’ subsidiaries incurred in the ordinary course of business; (3) make any loans, advances or capital contributions to or investments in any other person, other than to the parties’ subsidiaries or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice; (4) pledge or otherwise encumber shares of capital stock of the parties or any of their subsidiaries; or (5) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

•	except as may be required by applicable law, enter into, adopt or amend or terminate any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the merger agreement, including the granting of stock appreciation rights or performance units;

•	grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date of the merger agreement, or as required by applicable federal, state or local law or regulations;

•	acquire, sell, lease, license, transfer, distribute or otherwise dispose of any material assets in any single transaction or series of related transactions, other than in the ordinary course of business consistent with past practices;

•	except as may be required as a result of a change in law or in GAAP, materially change any of the accounting principles, practices or methods used by such party;

•	acquire, by merger, consolidation or acquisition of stock or assets, any corporation, partnership or other entity or division thereof or any equity interest therein;

•	make any material tax election or settle or compromise any material income tax liability or permit any material insurance policy naming itself as a beneficiary or loss-payable to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to the other parties is obtained and in effect;

•	fail to file any tax returns when due, or, alternatively, fail to file for available extensions, or fail to cause such tax returns when filed to be complete and accurate in all material respects;

•	fail to pay any taxes or other material debts when due;

•	settle or compromise any pending or threatened suit, action or claim that (1) relates to the transactions contemplated hereby or (2) the settlement or compromise of which would be material to National Energy Group; or

•	take any action or fail to take any action that could reasonably be expected to limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the parties or their subsidiaries under Section 382, 383, 384 or 1502 of the Internal Revenue Code and the Treasury regulations thereunder.

Conditions to the Closing of the Merger
      Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to the merger agreement to effect the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions:

•	approval and adoption of the merger agreement by the requisite vote or written consent of the stockholders of National Energy Group;

•	no statute, rule, regulation, executive order, decree, ruling or injunction enacted, entered, promulgated or enforced by any U.S. federal or state court or U.S. federal or state governmental entity that would prohibit, restrain, enjoin or restrict the consummation of the merger;

•	consummation of the initial public offering of NEG substantially contemporaneously with the closing of the merger;

•	filing or obtaining any governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated by the merger agreement and to operate the business after the effective time of the merger in all material respects as it was operated prior to the execution of the merger agreement; and

•	the SEC having declared effective each of NEG’s Registration Statement on Form S-4 and Form S-1 and the absence of any stop order or proceedings seeking a stop order, and the receipt of all state securities laws or “blue sky” permits and authorizations necessary to issue shares of NEG common stock in exchange for shares of National Energy Group common stock in the merger.
      Conditions to the Obligations of National Energy Group. The obligation of National Energy Group to effect the merger is subject to the satisfaction at or prior to the effective time of the merger of the following conditions:

•	the truthfulness and correctness of the representations and warranties of NEG Oil & Gas and NEG contained in the merger agreement, except to the extent that the aggregate of all breaches thereof would not have a material adverse effect, as contemplated by the merger agreement, on NEG Oil & Gas;

•	the performance of each of the covenants and obligations of NEG Oil & Gas and NEG; and

•	the shares of NEG common stock issuable to the holders of the shares pursuant to the merger agreement and such other shares required to be reserved for issuance in connection with the merger shall have been approved for listing on a national securities exchange, upon official notice of issuance.
      Conditions to the Obligations of NEG Oil & Gas and NEG. The respective obligations of NEG Oil & Gas and NEG to effect the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions:

•	the truthfulness and correctness of the representations and warranties of National Energy Group contained in the merger agreement, except to the extent that the aggregate of all breaches thereof would not have a material adverse effect on National Energy Group;

•	the performance of each of the covenants and obligations of National Energy Group; and

•	NEG Oil & Gas shall have received from each affiliate of National Energy Group an executed copy of the affiliate letter which is attached to the merger agreement as Exhibit A.

Termination of the Merger Agreement
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger, whether before or after approval and adoption of the merger agreement by National Energy Group’s stockholders:

•	by mutual written consent of the parties;

•	by any party, if

•	a court of competent jurisdiction in the United States or other U.S. federal or state governmental entity issues a final order, decree or ruling, or takes any other final action, restraining, enjoining or otherwise prohibiting the merger, or

•	the merger has not been consummated by December 1, 2006, except that no party may terminate the merger agreement if such party’s failure to fulfill any of its obligations under the merger agreement is a principal reason that the effective time of the merger has not occurred;

•	by National Energy Group, acting at the direction of the special committee, upon a breach of any representation, warranty, covenant or agreement on the part of NEG Oil & Gas or NEG such that the conditions to National Energy Group’s obligations have become incapable of fulfillment and such breach has not been waived by National Energy Group; or

•	by NEG Oil & Gas or NEG, upon a breach of any representation, warranty, covenant or agreement on the part of National Energy Group such that the conditions to the obligations of NEG Oil & Gas shall have become incapable of fulfillment and such breach has not been waived by NEG Oil & Gas or NEG.

Effect of Termination
      In the event of the termination and abandonment of the merger agreement, the merger agreement shall forthwith become void and have no effect without any liability on the part of any party or such party’s affiliates, directors, officers and stockholders; provided no party will be relieved from liability for its breach of the merger agreement.

Amendment and Waiver
      The merger agreement may be amended by action taken by National Energy Group, NEG Oil & Gas and NEG at any time before or after approval of the merger by the stockholders of National Energy Group but after any such approval no amendment shall be made that requires the approval of such stockholders under applicable law without such approval. The merger agreement may be amended only by an instrument in writing signed on behalf of the parties thereto.
      At any time prior to the effective time of the merger, each party to the merger agreement may (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document certificate or writing delivered pursuant thereto or (3) waive compliance by the other party with any of the agreements or conditions contained therein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party to the merger agreement to assert any of its rights hereunder shall not constitute a waiver of such rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
Material Federal Income Tax Consequences of the Merger
      The following summary of the material U.S. federal income tax consequences of the merger to National Energy Group’s stockholders with respect to their exchange of shares of common stock for shares of NEG pursuant to the merger represents the opinion of Bracewell & Giuliani LLP, counsel to the special committee. This summary does not purport to be a description of all tax consequences that may be relevant to National Energy Group’s stockholders. This summary is based on current provisions of the Internal Revenue Code, existing regulations promulgated under the Internal Revenue Code, and current administrative rulings and court decisions, all of which are subject to change, possibly retroactively. It is assumed that the shares of National Energy Group’s common stock are held as capital assets. This summary does not address the consequences of the merger under state, local or foreign law, nor does it address all aspects of federal income taxation that may be important to some or all of National Energy Group’s stockholders in light of their individual circumstances. It also does not address tax issues that may be significant to stockholders subject to special rules, such as financial institutions, broker-dealers or traders in securities; persons who are not citizens or residents of the United States or that are foreign corporations, partnerships, estates or trusts; mutual funds; insurance companies; tax-exempt entities; holders who acquired their shares through stock option or stock purchase programs or otherwise as compensation; holders who are subject to alternative minimum tax; holders who hold their shares as part of a hedge, straddle or other risk-reduction transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation.
      The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. However, neither National Energy Group nor NEG has requested, nor does either intend to request, an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the merger, nor is either party’s obligation to consummate the merger conditioned on the receipt of an opinion of counsel as to such treatment. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or in this discussion, or that a court will not sustain such a challenge. Provided that the merger qualifies as a reorganization, National Energy Group stockholders who exchange their National Energy Group stock for NEG stock in the merger will not recognize gain or loss on such exchange, except with respect to cash received in lieu of fractional shares, as discussed below. Such a holder’s basis in the NEG stock received will equal his basis in the National Energy Group Stock exchanged, and his holding period will include his holding period in the National Energy Group stock exchanged.
      A National Energy Group stockholder who receives cash instead of a fractional share of NEG common stock will be treated as having received the fractional share in the form of stock and then having sold it for cash. In general, such a holder should recognize capital gain or loss equal to the difference between the cash amount received and the portion of the stockholder’s adjusted tax basis in shares of National Energy Group common stock allocable to the fractional share. This gain or loss will be long-term capital gain or loss for U.S. federal income tax purposes if the stockholder’s holding period in the shares of National Energy Group common stock exchanged for the cash instead of a fractional share of NEG common stock is greater than one year.
      Stockholders are encouraged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local and foreign income and other tax laws) of the merger.

RELATIONSHIPS WITH NEG AND AFFILIATES
Interests of Certain Persons in the Merger
      National Energy Group stockholders should be aware that certain directors, executive officers and stockholders of National Energy Group have interests in the merger that may be different from, or in addition to, the interests of National Energy Group stockholders generally. The special committee and board of directors of National Energy Group were aware of these additional interests and considered them, among other matters, when they approved and adopted the merger agreement and the merger. Such interests include the following:

•	AREP, through its ownership of NEG Oil & Gas, beneficially owns 50.01% of National Energy Group’s outstanding common stock as of and is currently the only holder of the 10 3/4 % notes.

•	The general partner of AREP, American Property Investors, Inc., is indirectly wholly-owned by Carl C. Icahn. As such, National Energy Group may be deemed to be controlled by an affiliate of Mr. Icahn and his affiliated entities. Certain members of National Energy Group’s board of directors, as described below, have affiliations with various affiliates of AREP, including Arnos Corp., High River Limited Partnership, API, High Coast Limited Partnership, Cadus Pharmaceutical Corporation and Greenville Holding LLC.

•	Martin L. Hirsch is the Executive Vice President and a director of API and is also a National Energy Group director. Mr. Hirsch owns no shares of National Energy Group common stock.

•	Jack G. Wasserman is a member of the board of directors of National Energy Group and of the boards of both API and Cadus Pharmaceutical Corporation and a member of the API audit committee. Mr. Wasserman owns no shares of National Energy Group common stock.

•	Robert J. Mitchell is a National Energy Group director and was an employee of affiliates of AREP, until he retired effective November 1, 2004. Mr. Mitchell owns no shares of National Energy Group common stock.
      The officers and employees of National Energy Group will become the officers and employees of NEG after the merger. See “NEG — Management” for information about NEG’s directors and executive officers as of the completion of the merger and the IPO.
      In addition, certain of the directors and officers of National Energy Group and NEG are stockholders of National Energy Group, including the following (see “National Energy Group — Security Ownership of Certain Beneficial Owners and Management”):

•	Bob G. Alexander is the Chairman of the Board of Directors, President and Chief Executive Officer of each of NEG and National Energy Group. Mr. Alexander owns 57,000 shares of National Energy Group common stock.

•	Robert H. Kite is a director of National Energy Group and served as the special committee in connection with the merger. Mr. Kite beneficially owns 84,262 shares of National Energy Group common stock, of which he directly holds 24,977 shares and indirectly holds 59,285 shares due to his 33% beneficial ownership of KFT, Ltd., which holds 59,285 shares of National Energy Group common stock.

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
      The unaudited pro forma condensed combined financial statement information set forth below is presented to reflect the pro forma effects to NEG and NEG Oil & Gas’ historical financial statements of the following transactions as if they occurred on the dates indicated as discussed below:
Pro Forma Assumptions:

•	the distribution by NEG Oil & Gas of approximately $280.2 million principal amount of its subsidiaries’ debt to AREP;

•	the merger with National Energy Group;

•	the IPO, the acquisition by NEG of an interest in NEG Oil & Gas with the gross proceeds of the IPO and the use by NEG Oil & Gas of those proceeds, together with net proceeds of the proposed issuance of senior notes, to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of the IPO;

•	the exchange by AREP of a portion of its interest in, or assets of, NEG Oil & Gas for shares of NEG common stock such that NEG will own 51% and AREP will own 49% of NEG Oil & Gas, respectively; and

•	an equity contribution by AREP to NEG Oil & Gas of approximately $35.2 million of NEG Oil & Gas subsidiary debt.
Additional Adjusted Pro Forma Assumption:

•	proposed issuance by NEG Oil & Gas of the senior notes.
      The unaudited pro forma condensed combined balance sheet has been prepared as if the transactions had occurred on March 31, 2006. The unaudited pro forma condensed combined balance sheet as of March 31, 2006 gives effect to the unaudited pro forma adjustments necessary to account for the proposed offering of common stock, the proposed merger with National Energy Group and the proposed issuance of senior notes.
      The unaudited pro forma combined statement of operations for the year ended December 31, 2005 and for the three months ended March 31, 2006 have been prepared as if the transactions occurred on January 1, 2005. The pro forma combined statement of operations gives effect to the unaudited pro forma adjustments necessary to account for the proposed offering of common stock, the proposed merger with National Energy Group and the proposed issuance of senior notes.
      The unaudited pro forma condensed balance sheet and the unaudited pro forma statements of operations information is based on, and should be read together with, NEG’s and NEG Oil & Gas’ combined financial statements as of March 31, 2006 and for the three months ended March 31, 2006 and the year ended December 31, 2005 included elsewhere in this joint information statement/ prospectus.
      For purposes of the pro forma presentation, NEG has assumed that, if the senior notes offering is successfully completed, the net proceeds of that offering will be used to pay a distribution to AREP and the net proceeds of the IPO will be applied to pay debt (including debt owned by NEG’s subsidiaries to a subsidiary of AREP). The presentation further assumes that, if the senior notes offering is not successfully completed, AREP will contribute (or cause its subsidiary to contribute) to NEG Oil & Gas debt owed to a subsidiary of AREP, to the extent that the net proceeds of the IPO are not sufficient to pay all of that debt. If the senior notes offering does occur, the proceeds of both offerings, in the aggregate, will be applied to pay indebtedness, as described above, and to make a distribution to AREP, but the net proceeds of each offering will not necessarily be traceable to the specific use that was assumed for purposes of the pro forma presentation. It is also possible, depending on the net proceeds of the offerings, that the distribution to AREP could be less than is assumed for purposes of the presentation.

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
March 31, 2006
(In thousands)

			Merger
	NEG and		and
	NEG Oil & Gas	Transactions	Equity		Senior Notes	Adjusted
	(historical)	with Affiliates(1)	Offering(2)	Pro Forma	Offering(3)	Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$64,678	$—	$—	$64,678	$—	$64,678
Accounts receivable, net	40,928	—	—	40,928	—	40,928
Other	14,466	—	—	14,466	750	15,216

Total current assets	120,072	—	—	120,072	750	120,822

Net oil and gas properties and other property and
equipment	769,231	—	—	769,231	—	769,231
Restricted deposits	26,579	—	—	26,579	—	26,579
Goodwill	—	—	39,940	39,940	—	39,940
Deferred tax asset, net	11,361	—	—	11,361	—	11,361
Other assets	6,136	—	—	6,136	5,250	11,386

Total assets	$933,379	$—	$39,940	$973,319	$6,000	$979,319

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, accrued expenses and other	$31,981	$—	$—	$31,981	$—	$31,981
Current portion of long term debt	1,996	—	—	1,996	—	1,996
Derivative financial instruments	35,589	—	—	35,589	—	35,589

Total current liabilities	69,566	—	—	69,566	—	69,566

Credit facility	300,000	—	(125,000)	175,000	—	175,000
Advance from affiliates	—	280,200	(280,200)	—	—	—
Senior notes	—	—	—	—	200,000	200,000
Derivative financial instruments	13,090	—	—	13,090	—	13,090
Other liabilities	1,358	—	—	1,358	—	1,358
Asset retirement obligation	41,909	—	—	41,909	—	41,909
Minority interest (held by AREP)	—	—	329,475	329,475	(95,060)	234,415

Total liabilities	425,923	280,200	(75,725)	630,398	104,940	735,338

Total equity	507,456	(280,200)	115,665	342,921	(98,940)	243,981

Total liabilities and stockholder’s equity	$933,379	$—	$39,940	$973,319	$6,000	$979,319

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005
(In thousands, except for per share data)

		Merger
	NEG and	and
	NEG Oil	Equity			Senior Notes	Adjusted
	& Gas	Offering(4)	Pro Forma		Offering(5)	Pro Forma

	(historical)
Revenues:
Oil and gas sales — gross	$261,398	$—		$261,398	$—	$261,398
Unrealized derivative losses	(69,254)	—		(69,254)	—	(69,254)

Oil and gas revenues — net	192,144	—		192,144	—	192,144
Plant operations	6,711	—		6,711	—	6,711

Total revenue	198,855	—		198,855	—	198,855

Costs and expenses:
Lease operating	27,057	—		27,057	—	27,057
Gathering, transportation costs and production taxes	24,724	—		24,724	—	24,724
Depreciation, depletion and amortization	91,100	—		91,100	—	91,100
Accretion of asset retirement obligation	3,019	—		3,019	—	3,019
General and administrative	15,433	—		15,433	—	15,433

Total costs and expenses	161,333	—		161,333	—	161,333
Operating income	37,522	—		37,522	—	37,522
Net interest (expense) income	(17,327)	11,257		(6,070)	(15,750)	(21,820)
Other	(1,109)	—		(1,109)	—	(1,109)
Gain on sale of equity investment	5,512	—		5,512	—	5,512

Income (loss) before income taxes	24,598	11,257		35,855	(15,750)	20,105
Income tax (expense) benefit	(1,920)	(5,774)		(7,694)	2,811	(4,883)

Income (loss) before minority interest	22,678	5,483		28,161	(12,939)	15,222
Minority interest (held by AREP)	—	(16,628)		(16,628)	7,718	(8,910)

Net income (loss)	$22,678	$(11,145)		$11,533	$(5,221)	$6,312

Basic and diluted income per share:
Total basic and diluted income per share			$			$

Basic and diluted weighted average number of shares outstanding

NEG, INC. AND NEG OIL & GAS LLC
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For The Three Months Ended March 31, 2006
(In thousands, except for per share data)

		Merger
	NEG and	and
	NEG Oil & Gas	Equity	Pro	Senior Notes	Adjusted
	(historical)	Offering(4)	Forma	Offering(5)	Pro Forma

Revenues:
Oil and gas sales — gross	$69,096	$—	$69,096	$—	$69,096
Unrealized derivative gains	37,252	—	37,252	—	37,252

Oil and gas revenues — net	106,348	—	106,348	—	106,348
Plant revenues	1,944	—	1,944	—	1,944

Total revenue	108,292	—	108,292	—	108,292

Costs and expenses:
Lease operating	8,503	—	8,503	—	8,503
Gathering, transportation costs and production taxes	4,861	—	4,861	—	4,861
Depreciation, depletion and amortization	24,134	—	24,134	—	24,134
Accretion of asset retirement obligation	681	—	681	—	681
General and administrative	5,125	—	5,125	—	5,125

Total costs and expenses	43,304	—	43,304	—	43,304
Operating income	64,988	—	64,988	—	64,988
Net interest (expense) income	(5,275)	1,985	(3,290)	(3,938)	(7,228)
Other	837	—	837	—	837

Income (loss) before income taxes	60,550	1,985	62,535	(3,938)	58,597
Income tax (expense) benefit	(3,195)	(6,083)	(9,278)	703	(8,575)

Income (loss) before minority interest	57,355	(4,098)	53,257	(3,235)	50,022
Minority interest (held by AREP)	—	(29,077)	(29,077)	1,930	(27,147)

Net income (loss)	$57,355	$(33,175)	$24,180	$(1,305)	$22,875

Basic and diluted income per share
Total basic and diluted income per share			$		$

Basic and diluted weighted average number of shares outstanding

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Unaudited Pro Forma Condensed Combined Balance Sheet

(1)	Gives effect to the following proposed transactions:

a.	Distribution by NEG Oil & Gas of debt from its subsidiaries to a subsidiary of AREP, as follows:

1.	$52.5 million principal amount of the outstanding debt of National Onshore, with an interest rate of 10% per annum;

2.	$36.6 million principal amount of the outstanding debt of National Offshore, with an interest rate of 6% per annum;

3.	$148.6 million of National Energy Group 10 3/4% senior notes, including a $2.2 million deferred gain on National Energy Group 10 3/4 % senior notes; and

4.	$40.3 million of debt related to derivative contracts.

(2)	Gives effect to the following proposed transactions:

a.	The sale of shares of NEG common stock at $ per share, for total gross proceeds of $400.0 million. NEG will use the gross proceeds from the IPO for the following:

1.	A $400.0 million contribution to NEG Oil & Gas to acquire a % managing membership interest; and

2.	NEG Oil & Gas will pay $30.0 million for expenses related to the offering.

b.	Merger with National Energy Group.

1.	National Energy Group will merge into NEG and NEG will issue shares of NEG common stock to the holders of National Energy Group common stock such that the holders of National Energy Group common stock will own an aggregate 7.990% economic interest in NEG Oil & Gas prior to the completion of the IPO;

2.	Goodwill will be recorded for the value of the stock issued to the holders of National Energy Group common stock not owned by NEG Oil & Gas; and

3.	NEG will transfer the interest in NEG Holding that it acquires in the merger to NEG Oil & Gas.

c.	NEG Oil & Gas will pay the following:

1.	$125.0 million to reduce outstanding borrowings under the revolving credit facility; and

2.	$245.0 million to a subsidiary of AREP to partially repay NEG Oil & Gas’ subsidiaries’ debt.

d.	AREP will make an equity contribution to NEG Oil & Gas of the remaining $35.2 million of debt held by a subsidiary of AREP.

e.	NEG will record a minority interest for AREP’s 49.0% non-controlling membership interest in NEG Oil & Gas held by AREP.

(3)	NEG Oil & Gas may issue $200.0 million of % senior notes due and distribute the net proceeds to AREP.

a.	NEG Oil & Gas will pay $6.0 million of debt issuance costs;

b.	NEG Oil & Gas will pay a $194.0 million distribution to AREP; and

c.	NEG will record a minority interest for the 49.0% non-controlling membership interest in NEG Oil & Gas.
      Subsequent to the transactions, NEG will own a 51.0% managing membership interest in NEG Oil & Gas.
Unaudited Pro Forma Condensed Combined Statements of Operations

(4)	Reflects the following adjustments based on the proposed transactions discussed in Note 2:

a.	Reversal of interest expense related to reduction of the outstanding balance by $125.0 million of the revolving credit facility;

b.	Reversal of interest expense related to the $280.2 million debt distributed to a subsidiary of AREP which will be repaid or contributed by AREP to NEG Oil & Gas; and

c.	Record minority interest expense related to AREP’s 49.0% non-controlling membership interest in NEG Oil & Gas.

(5)	Reflects the following adjustments based on the proposed transactions discussed in Note 3:

a.	Interest expense, and amortization of the debt issuance costs over eight years, related to the issuance of $200.0 million of senior notes with $6.0 million of debt issuance costs.

1.	Assumes an interest rate of 7 1/2 % per annum; and

2.	If the assumed interest rate were to increase or decrease by 1/8 % per annum, interest expense would adjust by $250,000 per annum.

b.	Record minority interest expense related to AREP’s 49.0% non-controlling membership interest in NEG Oil & Gas.

SELECTED COMBINED FINANCIAL DATA OF NEG AND NEG OIL & GAS
      You should read the selected combined historical financial data below together with “NEG and NEG Oil & Gas Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of NEG and NEG Oil & Gas and the related notes included elsewhere in this joint information statement/ prospectus. The following tables set forth NEG and NEG Oil & Gas’ combined balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005, and as of March 31, 2006, and NEG’s combined statements of operations data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the three-months ended March 31, 2005 and 2006. NEG and NEG Oil & Gas derived the selected combined financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 from their audited combined financial statements included elsewhere in this joint information statement/ prospectus. NEG and NEG Oil & Gas derived the selected combined financial data as of December 31, 2003 and for the year ended December 31, 2002 from their audited combined financial statements not included in this joint information statement/ prospectus. In the opinion of NEG’s management, the information as of December 31, 2001 and 2002 and for the year ended December 31, 2001 has been prepared on the same basis as the audited combined financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, appearing elsewhere in this joint information statement/ prospectus. The selected combined financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 have been derived from NEG’s and NEG Oil & Gas’ unaudited combined financial statements included elsewhere in this joint information statement/prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, to present fairly NEG and NEG Oil & Gas’ financial position at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods. Substantially all of NEG’s assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP or NEG Oil & Gas in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. NEG’s financial statements include the results of operations, financial position and cash flows from the date of initial acquisition by entities owned or controlled by Mr. Icahn.
      The selected combined financial data should be read together with the pro forma combined financial statements included elsewhere in this joint information statement/prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)
Combined Statements of Operations Data:
Gross oil and gas revenues	$44,818	$41,004	$109,086	$161,055	$312,661	$56,263	$81,183
Realized derivative gains (losses)	1,473	(1,243)	(8,309)	(16,625)	(51,263)	(3,133)	(12,087)
Unrealized derivative gains (losses)	(5,364)	(3,609)	(2,987)	(9,179)	(69,254)	(38,769)	37,252

Oil and gas revenues	40,927	36,152	97,790	135,251	192,144	14,361	106,348
Plant revenues	203	581	2,119	2,737	6,711	1,317	1,944

Total revenues	$41,130	$36,733	$99,909	$137,988	$198,855	$15,678	$108,292

						Three Months Ended
	Year Ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)
Expenses:
Lease operating	6,561	6,230	10,715	13,701	27,057	7,269	8,503
Gathering, transportation, plant costs and production taxes	3,222	4,712	11,631	17,375	24,724	5,143	4,861
Depreciation, depletion and amortization	10,511	15,509	39,409	60,394	91,100	20,303	24,134
Asset retirement obligation accretion	—	—	339	593	3,019	952	681
General and administrative	5,339	5,913	7,769	13,737	15,433	3,403	5,125

Total operating expenses	25,633	32,364	69,863	105,800	161,333	37,070	43,304

Income (loss) from operations	15,497	4,369	30,046	32,188	37,522	(21,392)	64,988
Net interest expense	(20,136)	(17,226)	(17,447)	(18,578)	(17,327)	(6,292)	(5,275)
Other income (expense)	225	8,388	(939)	5,635	4,403	559	837

Income (loss) before income taxes	(4,414)	(4,469)	11,660	19,245	24,598	(27,125)	60,550
Income tax (expense) benefit	30,589	(5,068)	12,390	(6,924)	(1,920)	2,168	(3,195)
Cumulative effect of accounting change (1)	—	—	1,913	—	—	—	—
Minority interest(2)	—	—	(1,741)	(812)	—	—	—

Net income (loss)	$26,175	$(9,537)	$24,222	$11,509	$22,678	$(24,957)	$57,355

Earnings Per Share Data(3):
Income (loss) per share before cumulative effect of accounting change — basic and diluted
Net income (loss) per share — basic and diluted
Weighted average shares outstanding — basic and diluted
Combined Cash Flow Data:
Net cash provided by operating activities	$27,706	$5,376	$9,116	$91,571	$153,279	$29,528	$54,070
Net cash (used in) provided by investing activities	(34,916)	68,279	(41,553)	(111,481)	(308,276)	(47,485)	(50,906)
Net cash (used in) provided by financing activities	(24,560)	—	49,381	17,812	227,045	13,032	(43,867)

						As of
	As of December 31,					March 31,

	2001	2002	2003	2004	2005	2006

	(In thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$81,390	$18,487	$35,431	$33,333	$105,381	$64,678
Total assets	250,588	241,135	453,846	664,035	958,294	933,379
Total debt	160,882	149,663	233,969	270,374	342,303	301,996
Total equity	27,510	17,973	158,447	259,598	452,101	507,456

Pro forma standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves (in thousands):

		Pro Forma
December 31, 2004	As Reported	Adjustments(4)	Pro Forma

Future cash inflows	$2,203,900	$—	$2,203,900
Future production costs	(488,473)	—	(488,473)
Future development costs	(347,619)	—	(347,619)
Future income tax expense	(32,979)	(333,085)	(366,064)

Future net cash flows	1,334,829	(333,085)	1,001,744
10% annual discount for estimated timing of cash flows	(563,549)	127,091	(436,458)

Standardized measure of discounted future net cash flows	$771,280	$(205,994)	$565,286

		Pro Forma
December 31, 2005	As Reported	Adjustments(4)	Pro Forma

Future cash inflows	$4,891,094	$—	$4,891,094
Future production costs	(1,029,393)	—	(1,029,393)
Future development costs	(527,399)	—	(527,399)
Future income tax expense	—	(985,870)	(985,870)

Future net cash flows	3,334,302	(985,870)	2,348,432
10% annual discount for estimated timing of cash flows	(1,562,242)	420,992	(1,141,250)

Standardized measure of discounted future net cash flows	$1,772,060	$564,878	$1,207,182

(1)	NEG was required to adopt SFAS No. 143 on January 1, 2003. Upon adoption of SFAS No. 143, the impact was to increase oil and natural gas properties by $4.9 million, and to record an abandonment obligation of $3.0 million and a cumulative transition adjustment gain of $1.9 million. NEG finalized these calculations and recorded the effects in the first quarter of 2003.

(2)	Until June 2004, affiliates of Mr. Icahn owned 89% of the outstanding shares of TransTexas, now known as National Onshore. In June 2004, Highcrest Investors Corp., an affiliate of Mr. Icahn, acquired an additional 5.7% of the outstanding shares of TransTexas from certain shareholders at a cost of approximately $2.2 million. In December 2004, TransTexas purchased the remaining 5.3% of outstanding shares from the remaining shareholders at a cost of approximately $4.1 million.

(3)	Earnings per share are calculated by dividing net earnings by the weighted average shares outstanding. Basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. Pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation is based on shares outstanding as of March 31, 2006 and has been adjusted to reflect (1) the merger with National Energy Group, (2) the completion of the IPO and (3) AREP’s exchange of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of our common stock and (4) Adjusted to include future income tax expense of NEG, Inc. Subsequent to the transactions, the oil and gas operations of NEG Oil & Gas will be included in the consolidated tax return of NEG, Inc and will be taxed as a corporation.

(4)	Includes income tax expense of NEG as if the IPO and the related transactions were consummated on January 1, 2004.

SELECTED FINANCIAL DATA OF NATIONAL ENERGY GROUP
      You should read the selected combined historical financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements of National Energy Group and the related notes included elsewhere in this joint information statement/ prospectus. The following tables set forth National Energy Group’s balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005 and as of March 31, 2006, and National Energy Group’s statements of operations data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006. National Energy Group derived the selected financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 from National Energy Group’s audited combined financial statements included elsewhere in this joint information statement/prospectus. National Energy Group derived the selected financial data as of December 31, 2003 and for the year ended December 31, 2002 from National Energy Group’s audited financial statements not included in this joint information statement/ prospectus. In the opinion of management, the information as of December 31, 2001 and 2002 and for the year ended December 31, 2001 has been prepared on the same basis as the audited financial statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005, appearing elsewhere in the joint information statement/prospectus. The selected financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 have been derived from National Energy Group’s unaudited financial statements included elsewhere in this joint information statement/prospectus and include all normal recurring adjustments, which, in National Energy Group’s opinion, are necessary for a fair presentation of National Energy Group’s financial position and results of operations at such date and National Energy Group’s results of operations for such periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year.

      The selected financial data should be read together with the NEG and NEG Oil & Gas pro forma combined financial statements included elsewhere in this joint information statement/prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	2001(1)	2002	2003	2004	2005	2005	2006

	(In thousands, except for per share data)					(unaudited)
Statement of Operations Data:
Oil and natural gas sales	$33,176	$—	$—	$—	$—	$—	$—
Accretion of Investment in Holding LLC	9,834	32,879	30,141	34,432	44,306	9,893	13,085
Management fees — affiliates	2,699	7,637	7,967	11,563	14,587	3,275	5,597
Interest income and other, net	(336)	36	34	39	78	10	13

Total revenue	45,373	40,552	38,142	46,034	58,971	13,178	18,695

Costs and expenses:
Lease operating	3,874	—	—	—	—	—	—
Oil and natural gas production taxes	1,695	—	—	—	—	—	—
Depreciation, depletion and amortization	6,163	—	—	—	—	—	—
Salaries and wages	3,327	4,256	4,349	7,225	8,790	2,070	4,063
Insurance	502	588	638	1,002	809	184	258
Rent and utilities	597	624	669	699	804	181	198
Other G&A expenses	1,505	1,637	1,575	2,219	4,502	620	1,607
Interest expense(2)	21,224	18,964	15,115	13,940	13,940	3,485	3,485

Total costs and expenses	38,887	26,069	22,346	25,085	28,845	6,540	9,611

Income before reorganization items and income taxes	6,486	14,483	15,796	20,949	30,126	6,638	9,084
Reorganization items:
Loss in restructuring of payables	(11)	—	—	—	—	—	—
Professional fees and other	236	—	—	—	—	—	—

Income before income taxes	6,711	14,483	15,796	20,949	30,126	6,638	9,084
Income tax benefit (expense)(5)	30,589	(5,068)	(225)	(6,664)	(4,852)	(2,323)	(3,179)

Net income	$37,300	$9,415	$15,571	$14,285	$25,274	$4,315	$5,905

Net income per common share, basic and diluted	$3.33	$.84	$1.39	$1.28	$2.26	$0.39	$0.53

Cash Flow Data:
Net cash provided by (used in) operating activities	$11,537	$(21,266)	$(59,053)	$(16,649)	$(15,407)	$889	$(1,310)
Net cash provided by (used in) investing activities	(30,840)	21,653	58,735	15,978	15,978	—	—
Net cash used in financing activities	(20,935)	—	—	—	—	—	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$3,090	$3,477	$3,159	$2,488	$3,059	$3,377	$1,749
Total assets	132,709	138,805	99,684	112,113	135,727	119,761	144,761
Long-term debt	202,471	159,576	148,637	148,637	148,637	148,637	148,637
Stockholders’ deficit	(82,405)	(72,989)	(57,418)	(43,133)	(17,859)	(38,818)	(11,954)

						Three Months
	Year Ended December 31,					Ended March 31,

	2001(3)	2002(4)	2003(4)	2004(4)	2005(4)	2005(4)	2006(4)

Operating Data:
Production:
Oil (Mbls)	428	—	—	—	—	—	—
Natural gas (Mmcf)	4,333	—	—	—	—	—	—
Natural gas equivalent (Mmcfe)	6,901	—	—	—	—	—	—
Average sales price:
Oil (per Bbl)	$27.70	—	—	—	—	—	—
Natural gas (per Mcf)	4.92	—	—	—	—	—	—
Unit economics (per Mcfe):
Average sales price	$4.81	—	—	—	—	—	—
Lease operating expenses	.56	—	—	—	—	—	—
Oil and natural gas production taxes	.25	—	—	—	—	—	—
Depreciation, depletion and amortization	.89	—	—	—	—	—	—
General and administrative	.50	—	—	—	—	—	—

(1)	As mandated by its plan of reorganization, National Energy Group contributed all of its assets and liabilities, except for $4.3 million in cash, to Holding LLC in exchange for an unconsolidated non-controlling 50% membership interest and certain guaranteed amounts and priority distributions. The contribution was recorded as of September 1, 2001.

(2)	As part of the plan of reorganization, $35.3 million of interest on the 10 3/4 % notes was reinstated.

(3)	Operating data is included only through August 31, 2001, when the oil and natural gas assets were contributed to Holding LLC.

(4)	National Energy Group had no oil and natural gas operations during the years ended December 31, 2002, 2003, 2004 and 2005 and the three month periods ended March 31, 2005 and 2006 as all the oil and natural gas assets were contributed to Holding LLC effective August 31, 2001.

(5)	See note 9 of notes to National Energy Group’s financial statements.

NEG and NEG Oil & Gas Combined Non-GAAP Financial Measures and Reconciliations
Pre-tax PV-10
      Pre-tax PV-10, or the present value of estimated future net revenues, is an estimate of future net revenues from a property at the date indicated, without giving effect to commodity price risk management activities, after deducting production and ad valorem taxes, future capital costs, abandonment costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their “present value.” Present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil, natural gas and natural gas liquids prices and operating costs at the date indicated. The prices used to calculate the pre-tax PV-10 in this table are as follows: gas prices used were based on Henry Hub spot market price at December 31, 2003, 2004 and 2005 of $5.97, $6.18 and $10.08 per MMBTU, respectively. Oil prices used were West Texas Intermediate at December 31, 2003, 2004 and 2005 of $29.25, $40.25 and $57.75 per Bbl of oil. These prices were adjusted by lease for energy content, transportation fees and regional price differentials. Henry Hub and West Texas Intermediate are actively traded benchmark prices for our geographic area. Market prices for oil and natural gas are volatile. NEG and NEG Oil & Gas believe that pre-tax PV-10, while not a financial measure in accordance with generally accepted accounting principles, or GAAP, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially. The total standardized measure for NEG and NEG Oil & Gas proved reserves as of December 31, 2005 was $1,772.1 million. The standardized measure represents the pre-tax PV-10 after giving effect to income taxes and asset retirement obligation and is calculated in accordance with Statement of Financial Accounting Standards No. 69, or SFAS 69. The amount of estimated future abandonment costs, the pre-tax PV-10 of these costs and the standardized measure were determined by NEG and NEG Oil & Gas. The following tables provide a reconciliation of NEG and NEG Oil & Gas pre-tax PV-10 to NEG’s standardized measure as of December 31, 2003, 2004 and 2005:

	December 31,

	2003	2004	2005

	(In thousands)
Standardized measure of discounted future net cash flows	$613,752	$771,280	$1,772,060
Present value of asset retirement obligation discounted at 10%	6,745	55,730	31,219
Present value of future income tax discounted at 10%	—	24,097	—

Pre-tax PV-10 value	$620,497	$851,107	$1,803,279

EBITDA and Adjusted EBITDA
      NEG and NEG Oil & Gas define EBITDA as net income (loss) plus income tax expense, net interest expense, depreciation, depletion and amortization. NEG and NEG Oil & Gas define Adjusted EBITDA as EBITDA before minority interest, cumulative effect of accounting changes and accretion of asset retirement obligation and the effects of unrealized losses or gains on derivative contracts. Although not prescribed under GAAP, NEG believes the presentation of EBITDA and Adjusted EBITDA is relevant and useful because it helps NEG’s investors understand NEG’s operating performance and makes it easier to compare NEG and NEG Oil & Gas results with those of other companies that have different accounting treatment for derivative contracts, financing, capital or tax structures.
      NEG and NEG Oil & Gas present EBITDA on a combined basis. However, EBITDA does not reflect cash flows and NEG and NEG Oil & Gas conducts all of its operations through its subsidiary. Upon completion of the IPO, NEG will enter into a management agreement with NEG Oil & Gas. The management agreement will provide for NEG Oil & Gas to reimburse NEG for all of its cash expenses. These will include, without limitation, in addition to expenses associated with employees, fees and other compensation to be paid to NEG’s directors, insurance premiums, legal and accounting fees and expenses, SEC and NYSE fees, including all such expenses or fees incurred in connection with issuances of securities or other transactions. The operating results of NEG Oil & Gas may not be sufficient to make distributions to NEG. In addition, with the exception of distributions to pay taxes and the payment of fees and expenses under the management agreement, NEG and NEG Oil & Gas subsidiary is not obligated to make funds available to NEG. Distributions and intercompany transfers from NEG and NEG Oil & Gas subsidiary to NEG and NEG Oil & Gas may be restricted by applicable law and are restricted by covenants contained in debt agreements and other agreements to which NEG and NEG Oil & Gas subsidiary currently is subject or may enter into in the future. The terms of any borrowings of NEG and NEG Oil & Gas subsidiary or other entities in which NEG and NEG Oil & Gas owns equity may restrict dividends, distributions or loans to NEG and NEG Oil & Gas.
      NEG and NEG Oil & Gas present Adjusted EBITDA as a further supplemental measure of its performance. You are encouraged to evaluate these adjustments to EBITDA and the reasons NEG and NEG Oil & Gas consider it appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future NEG and NEG Oil & Gas may incur unrealized losses or gains on derivative contracts similar to the adjustment in this presentation. NEG and NEG Oil & Gas presentation of Adjusted EBITDA should not be construed as an inference that NEG and NEG Oil & Gas future results will be unaffected by these gains or losses or by unusual or non-recurring items.
      EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of NEG and NEG Oil & Gas results as reported under GAAP. For example, EBITDA and Adjusted EBITDA do not reflect:

•	NEG and NEG Oil & Gas cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	changes in, or cash requirements for, NEG and NEG Oil & Gas working capital needs; and

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on NEG and NEG Oil & Gas debts.
      Although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted or amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. Other companies in NEG and NEG Oil & Gas industry may calculate EBITDA or Adjusted EBITDA differently than NEG and NEG Oil & Gas does, limiting its usefulness as a comparative measure. In addition, EBITDA does not reflect the impact of earnings or charges resulting from matters NEG and NEG Oil & Gas considers not to be indicative of its ongoing operations.
      EBITDA and Adjusted EBITDA are presented as measures of NEG’s performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of NEG and NEG Oil & Gas financial performance under GAAP and should not be considered as alternatives to net earnings, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of NEG and NEG Oil & Gas liquidity. NEG and NEG Oil & Gas compensates for these limitations by relying primarily on its GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See the “Combined Statements of Cash Flows” included in NEG and NEG Oil & Gas combined financial statements included elsewhere in this joint information statement/ prospectus.

      The following table presents a reconciliation of NEG and NEG Oil & Gas’ combined net income to combined EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

				Adjusted
				Pro Forma	Three Months Ended		Adjusted
	Year Ended December 31,			Year Ended	March 31,		Pro Forma
				December 31,			Three Months Ended
	2003	2004	2005	2005(1)	2005	2006	March 31, 2006(1)

	(In thousands)
Net income (loss)	$24,222	$11,509	$22,678	$6,312	$(24,957)	$57,355	$22,875
Income tax expense (benefit)	(12,390)	6,924	1,920	4,883	(2,168)	3,195	8,575
Net interest expense	17,447	18,578	17,327	21,820	5,592	4,435	6,388
Depreciation, depletion and amortization	39,409	60,394	91,100	91,100	20,303	24,134	24,134

EBITDA	$68,688	$97,405	$133,025	$124,115	$(1,230)	$89,119	$61,972

Minority interest	1,741	812	—	8,910	—	—	27,147
Unrealized losses (gains) on derivative contracts	2,987	9,179	69,254	69,254	38,769	(37,252)	(37,252)
Cumulative effects of accounting change	(1,913)	—	—	—	—	—	—
Accretion of asset retirement obligation	339	593	3,019	3,019	952	681	681

Adjusted EBITDA	$71,842	$107,989	$205,298	$205,298	$38,491	$52,548	$52,548

(1)	Gives effect to the following transactions, as if each had occurred on January 1, 2005:

•	the distribution by NEG Oil & Gas of approximately $280.2 million principal amount of its subsidiaries’ debt to AREP;

•	the merger with National Energy Group;

•	the IPO, the acquisition of NEG’s interest in NEG Oil & Gas with the gross proceeds of the IPO and the use of those proceeds, together with the net proceeds of the proposed senior notes offering by NEG Oil & Gas, to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay the expenses of the IPO;

•	the exchange by AREP of a portion of its membership interest in, or assets of, NEG Oil & Gas for shares of NEG common stock such that NEG will own % and AREP will own % of NEG Oil & Gas, respectively;

•	the proposed issuance by NEG Oil & Gas of the senior notes; and

•	an equity contribution by AREP to NEG Oil & Gas of approximately $35.2 million of NEG Oil & Gas subsidiary debt.

NEG AND NEG OIL & GAS MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
      The following discussion and analysis should be read in conjunction with the “Selected Historical Combined Financial Data of NEG and NEG Oil & Gas” and the accompanying financial statements and related notes included elsewhere in this joint information statement/ prospectus. The following discussion contains forward-looking statements that reflect NEG and NEG Oil & Gas’ future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside NEG and NEG Oil & Gas’ control. NEG and NEG Oil & Gas’ actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this joint information statement/ prospectus, particularly in “Risk Factors” and “Forward-Looking Statements,” all of which are difficult to predict.
      Unless otherwise indicated, references to “NEG”, “we”, “us”, or “the Company” refers to NEG, Inc. and NEG Oil & Gas LLC on a combined basis.
Overview
      NEG, Inc. is a recently formed holding company that has no assets. Following the IPO, NEG, Inc.’s sole material asset will be its not less than 51% managing membership interest in NEG Oil & Gas. As the managing member, NEG, Inc. will control all of the affairs of NEG Oil & Gas. Immediately following the IPO, the holders of NEG, Inc. common stock will control approximately           % of the voting power of all shares of NEG, Inc. voting stock. The remaining      % membership interest in NEG Oil & Gas and           % of the voting power of all shares of NEG, Inc.’s voting stock will be owned by AREP, a publicly traded diversified holding company engaged in a variety of businesses. AREP’s aggregate voting power will be proportionate to its total economic interest in NEG, Inc. and NEG Oil & Gas. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn.
      NEG is an independent oil and gas exploration, development and production company based in Dallas, Texas. NEG’s core areas of operations are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast and the Gulf of Mexico. NEG also owns oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas. Based on reserve reports prepared as of December 31, 2005 by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, NEG’s independent petroleum consultants, NEG’s estimated proved reserves were 500.5 Bcfe, had a pre-tax PV-10 of $1,803.3 million, and were 86% natural gas and 50% proved developed. NEG is a long reserve life company. Based on NEG’s production of 38.8 Bcfe for the year ended December 31, 2005 and NEG’s proved reserves as of that date, NEG’s reserve life was approximately 13 years. For the month of December 2005, NEG’s net production averaged 113 MMcfe per day and was approximately 74% natural gas. For the year ended December 31, 2005 and the three months ended March 31, 2006, NEG’s Adjusted EBITDA was $205.3 million and $52.5 million, respectively.
      As of March 31, 2006, NEG Oil & Gas’ assets and operations consisted of the following:

•	50.01% ownership interest in National Energy Group. National Energy Group’s principal asset consists of its membership interest in NEG Holding;

•	managing membership interest in NEG Holding; and

•	100% ownership interest in National Onshore and 100% ownership interest in National Offshore.
      All of the above assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP or NEG in various transactions. In accordance with generally accepted accounting principles in the United States, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. NEG’s financial statements reflect these predecessor companies and include the historical results of operations of National Energy Group and the results of operations, financial position and cash flows of the other entities since the date of initial acquisition of the entities owned or controlled by Mr. Icahn.
Revenues
      NEG’s revenues, profitability, future growth and the carrying value of NEG’s properties are substantially dependent on prevailing prices of oil and gas, NEG’s ability to find, develop and acquire additional oil and gas reserves that are economically recoverable and NEG’s ability to develop existing proved undeveloped reserves.
      NEG enters into derivative contracts, primarily no cost collars, to achieve more predictable cash flows and to reduce its exposure to declines in market prices. NEG generally holds all derivatives until the stated maturity or settlement date. NEG does not designate any of its derivative positions as accounting hedges and, as a result, NEG recognizes gains or losses for the change in the fair value of its derivative contracts as an increase or reduction of oil and gas revenues. This includes both realized gains or losses from settlement of maturing derivatives and unrealized gains or losses from NEG’s unsettled positions. Historically, NEG has experienced significant volatility in its revenues as a result of including unrealized gains and losses on its derivative positions in oil and gas revenues.
      NEG’s oil and gas revenues may continue to experience significant volatility in the future due to changes in the fair value of its derivative contracts. The prices NEG receives for its oil and gas production affect its:

•	cash flow available for capital expenditures;

•	ability to borrow and raise additional capital;

•	quantity of oil and natural gas NEG can produce;

•	quantity of oil and gas reserves; and

•	operating results for oil and gas activities.
      NEG recorded an unrealized derivative gain of $37.3 million for the three month period ended March 31, 2006, which was recorded as an increase in revenue, and an unrealized derivative loss of $69.3 million during the year ended December 31, 2005, which was recorded as reduction in revenue. NEG may continue to experience significant volatility in its revenues as a result of changes in oil and natural gas prices.
Plant Revenues
      Plant operation revenues are derived from processing fees charged to other owners at NEG’s two natural gas processing plants located on its gas producing properties.

Principal Components of NEG’s Cost Structure
      NEG’s operating costs include the expense of operating its wells and production facilities and transporting its products to the point of sale. NEG’s operating costs are generally comprised of several components, including costs of field personnel, repair and maintenance cost, production supplies, fuel used in operations, transportation cost, state production taxes and ad-valorem taxes.

History
      Substantially all of the oil and gas properties that NEG owns were acquired in a series of transactions by affiliates of Carl C. Icahn beginning in August 2000 and were subsequently acquired by AREP or NEG Oil & Gas. NEG Oil & Gas was formed in December 2004 to hold AREP’s oil and gas investments. These investments include companies acquired by AREP and contributed to NEG Oil & Gas in April 2005 and June 2005, as described below. AREP did not receive any consideration with respect to the contributions made to NEG Oil & Gas in April 2005 and June 2005. NEG was formed in December 2005 to arrange an initial public offering of AREP’s oil and gas interests. NEG’s management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEGO, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000.
      National Energy Group. In August 2000, National Energy Group emerged from bankruptcy with Arnos and High Coast, L.P., affiliates of Mr. Icahn, owning 49.9% of the common stock and $165.0 million principal amount of its 10 3/4% senior notes. In September 2001, National Energy Group contributed all of its oil and gas properties to NEG Holding in exchange for a membership interest in NEG Holding. Gascon partners contributed oil and gas assets, cash and a note from National Energy Group to NEG Holding in exchange for the managing membership interest in NEG Holding. NEG Holding formed a subsidiary, NEG Operating, to which NEG Holding contributed the oil and gas assets received from both National Energy Group and Gascon Partners. In October 2003, pursuant to a purchase agreement dated as of May 16, 2003, AREP acquired certain debt and equity securities of National Energy Group from Arnos and High Coast for an aggregate consideration of approximately $148.1 million, plus approximately $6.7 million of accrued interest on the debt securities. The securities acquired were $148.6 million in principal amount of 10 3/4% notes, representing all of National Energy Group’s then outstanding debt securities, and 5,584,044 shares of common stock of National Energy Group. As a result of this transaction and the acquisition by AREP of additional shares of common stock of National Energy Group, AREP, through NEG Oil & Gas, currently beneficially owns 50.01% of the outstanding common stock of National Energy Group. The remaining shares of common stock of National Energy Group are publicly held. On March 16, 2006, the due date on the 10 3/4% senior notes was extended to April 1, 2007. On June 19, 2006, the due date on the 10 3/4 % senior notes was further extended to October 31, 2007.
      On June 30, 2005, AREP acquired the managing membership interest in NEG Holding from Gascon Partners in consideration of 11,344,828 AREP depositary units, valued at approximately $320.0 million. The managing membership interest acquired by AREP constituted all of the membership interests of NEG Holding other than the membership interest already owned by National Energy Group. AREP’s interest in NEG Holding was contributed to NEG Oil & Gas on June 30, 2005.
      On December 7, 2005, National Energy Group, NEG Oil & Gas, NEG and AREP, for certain purposes only, entered into an agreement and plan of merger, pursuant to which National Energy Group will merge with and into NEG and NEG will be the surviving corporation. The agreement and plan of merger was approved by written consent of NEG Oil & Gas, the holder of a majority of the outstanding common stock of National Energy Group, and is contingent upon the completion of the IPO. After the merger, NEG will contribute the assets of National Energy Group, consisting of National Energy Group’s membership interest in NEG Holding, to NEG Oil & Gas. As a result, NEG Holding will become a wholly-owned subsidiary of NEG Oil & Gas. Giving effect to the merger, but without taking into account the issuance of shares in the IPO, AREP, as the 50.01% owner of National Energy Group, will receive a number of shares of NEG common stock such that AREP will own 3.996% of the economic interest of NEG Oil & Gas and the public stockholders of National Energy Group will receive an aggregate number of shares of NEG common stock such that they will own 3.994% of the economic interest of NEG Oil & Gas. Including AREP’s existing membership interest in NEG Oil & Gas, AREP will own a total of 96.006% of the economic interest of NEG Oil & Gas. In consideration of NEG’s capital contribution from the gross proceeds of the IPO and of the membership interest of NEG Holding to NEG Oil & Gas, NEG will be the sole managing member of NEG Oil & Gas and own a not less than 51% membership interest in it.
      TransTexas (National Onshore). In August 2003, Highcrest Investors acquired 89.0% of the equity of TransTexas in connection with its emergence from bankruptcy for consideration of $116.3 million. Highcrest Investors acquired an additional 5.7% of the equity of TransTexas in June 2004 for consideration of $2.2 million. In December 2004, TransTexas repurchased the remaining 5.3% of outstanding shares from its stockholders for consideration of $4.1 million and AREP acquired $27.5 million aggregate principal amount, or 100% of the outstanding principal amount, of the outstanding debt of TransTexas, or the TransTexas note, from Thornwood Associates for consideration of approximately $28.3 million, which equaled the principal amount of the TransTexas note plus accrued, but unpaid interest. On April 6, 2005, in consideration of

$180.0 million in cash, AREP acquired all of the equity of TransTexas in a merger in which National Onshore, a wholly-owned subsidiary of AREP, was the surviving entity. AREP contributed National Onshore and the TransTexas note, but not the accrued but unpaid interest, to NEG Oil & Gas on April 6, 2005.
      Panaco (National Offshore). In November 2004, Highcrest Investors and Arnos acquired 100% of the equity of Panaco and Mid River acquired 100% of the debt of Panaco in connection with its emergence from bankruptcy for an aggregate consideration of $91.6 million. On December 6, 2004, AREP purchased from Arnos, High River and Hopper Investments, Mid River, the sole asset of which was $38.0 million aggregate principal amount, or 100% of the outstanding principal amount of the outstanding debt of Panaco, or the Panaco note, plus accrued but unpaid interest, for consideration of approximately $38.2 million. The purchase price equaled the outstanding principal amount of Panaco note, plus accrued but unpaid interest. On June 30, 2005, AREP acquired Panaco for 4,310,345 of its depositary units, valued at approximately $125.0 million, in a merger in which National Offshore, a wholly owned subsidiary of AREP, was the surviving entity. AREP contributed National Offshore and the Panaco note, but not the accrued but unpaid interest, to NEG Oil & Gas on June 30, 2005.
      Other Key Acquisitions. In 2002, NEG Holding acquired interests in producing oil and gas properties in an area of Pecos County, Texas known as the Longfellow Ranch for a total of $48.3 million in cash. Longfellow Ranch is located in the Val Verde Basin, a gas producing area. In March 2005, NEG purchased an additional interest at Longfellow Ranch for $31.9 million. In November 2005, NEG purchased properties and acreage in the Minden Field near its existing production properties in East Texas for $85.0 million, which was subsequently reduced to $82.3 million after purchase price adjustments. The Minden Field properties that NEG acquired consist of 3,500 net acres with 17 producing wells and 89 identified drilling locations.

Results of Operations
      The following table sets forth selected operating data for the periods indicated. This information should be read in conjunction with the information contained in NEG’s financial statements and related notes included elsewhere in this joint information statement/prospectus. The information set forth below is not necessarily indicative of future results:

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(In thousands)
Gross oil and gas revenues	$109,086	$161,055	$312,661	$56,263	$81,183
Realized derivative losses	(8,309)	(16,625)	(51,263)	(3,133)	(12,087)
Unrealized derivative (losses) and gains	(2,987)	(9,179)	(69,254)	(38,769)	37,252

Oil and gas revenues	97,790	135,251	192,144	14,361	106,348
Plant revenues	2,119	2,737	6,711	1,317	1,944

Total revenues	99,909	137,988	198,855	15,678	108,292
Expenses:
Lease operating	10,715	13,701	27,057	7,269	8,503
Gathering, transportation, plant cost and production taxes	11,631	17,375	24,724	5,143	4,861
Depreciation, depletion and amortization	39,409	60,394	91,100	20,303	24,134
Asset retirement obligation accretion	339	593	3,019	952	681
General and administrative	7,769	13,737	15,433	3,403	5,125

Total operating expenses	69,863	105,800	161,333	37,070	43,304

Income (loss) from operations	30,046	32,188	37,522	(21,392)	64,988
Net interest expense	(17,447)	(18,578)	(17,327)	(6,292)	(5,275)
Other (expense) income	(939)	5,635	4,403	559	837

Income (loss) before income taxes	11,660	19,245	24,598	(27,125)	60,550
Income tax (expense) benefit	12,390	(6,924)	(1,920)	2,168	(3,195)
Cumulative effect of accounting change	1,913	—	—	—	—
Minority interest	(1,741)	(812)	—	—	—

Net income (loss)	$24,222	$11,509	$22,678	$(24,957)	$57,355

      For the years ended December 31, 2003, 2004 and 2005, revenues from natural gas comprised approximately 74%, 70% and 72% of gross oil and gas revenues, respectively.
      For the three months ended March 31, 2005 and 2006, natural gas comprised 63% and 65% of gross oil and gas revenues, respectively.

      The following table sets forth for the periods indicated certain information regarding NEG’s historic production volumes, average sales prices and certain expenses associated with the sales of oil and gas for the periods indicated (all amounts are net to NEG’s interest). The information set forth below is not necessarily indicative of future results.

				Three Months Ended
	Years Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Production data:
Oil (MBbls)	811	935	1,440	353	368
Natural gas (MMcf)	15,913	18,895	28,107	6,023	7,404
Natural gas liquids (MBbls)	166	549	350	91	101
Natural gas equivalents (MMcfe)	21,772	27,799	38,847	8,683	10,216
Average sales price(1):
Oil average sales price (per Bbl)
Price excluding realized losses or gains on derivative contracts	$30.26	$39.55	$55.72	$50.59	$62.52
Price including realized losses or gains on derivative contracts	27.32	29.89	48.95	48.22	55.54
Natural gas average sales price (per Mcf)
Price excluding realized losses or gains on derivative contracts	5.07	5.73	7.85	5.92	7.34
Price including realized losses or gains on derivative contracts	4.70	5.39	6.38	5.54	6.05
Natural gas liquids sales price (per Bbl)	23.24	26.72	33.46	30.42	38.14
Expense per Mcfe:
Lease operating expenses	$0.49	$0.49	$0.70	$0.84	$0.83
Transportation and gathering	0.07	0.11	0.13	0.10	0.13
Taxes, other than income	0.37	0.39	0.43	0.41	0.25
Depreciation, depletion and amortization	1.81	2.17	2.35	2.34	2.36
General and administrative expenses	0.36	0.49	0.40	0.39	0.50

(1)	Excludes unrealized gains or losses on derivative contracts.
     The financial information for the year ended December 31, 2005 and the three months ended March 31, 2005 and 2006 includes the operations of National Energy Group, National Onshore, NEG Holding and National Offshore. The financial information for the year ended December 31, 2004 includes the operations of National Energy Group, National Onshore and NEG Holding. The acquisition of National Offshore has been recorded as of December 31, 2004. For the year ended December 31, 2003, the operations of National Onshore are included from August 28, 2003, the date of common control. A significant portion of the fluctuations between 2004 and 2005 is due to the addition of National Offshore’s operating results in 2005 and a significant portion of the fluctuations between 2003 and 2004 are due to the addition of National Onshore’s operations in 2003.

Three Months Ended March 31, 2006 Compared to the Three Months Ended March 31, 2005
      Oil and gas revenues. Gross oil and gas revenues for the first quarter of 2006, before realized and unrealized derivative gains and losses, increased $24.9 million, or 44.3%, as compared to the comparable period in 2005. The increase is primarily attributable to (a) the increase in volume ($11.5 million) and (b) the increase in average sales price ($13.4 million). Including the effects of realized and unrealized derivative gains and losses, oil and gas revenues increased 641.0%, to $106.3 million, in the first quarter 2006 from $14.4 million in 2005. Unrealized derivative gains in 2006 were $37.3 million compared to unrealized derivative losses of $38.8 million in 2005. Unrealized derivative gains and losses resulted from mark-to-market adjustments on NEG’s unsettled positions at the end of the three months ended March 31, 2006 and 2005.
      During the first quarter of 2006, NEG’s average realized price of natural gas, including the effects of realized derivative losses, increased by 9.2% to $6.05 per Mcf from $5.54 per Mcf for the first quarter 2005. NEG’s natural gas production volume increased by 1.4 Bcf, or 22.9%, to 7.4 Bcf compared to 6.0 Bcf in the first quarter 2005. NEG’s natural gas production volume increased primarily due to its successful drilling activity.
      During the first quarter of 2006, NEG’s average realized price of oil, including the effects of realized derivative losses, increased by 15.2% to $55.54 per Bbl from $48.22 per Bbl for the first quarter 2005. NEG’s oil production volume increased by 15 MBbls, or 4.2%, to 368 MBbls compared to 353 MBbls in the first quarter 2005. NEG’s oil production volume increased primarily due to its successful drilling activity.
      Lease operating expenses. Lease operating expenses increased $1.2 million, or 17%, to $8.5 million for the first quarter of 2006 compared to $7.3 million for the first quarter of 2005. Lease operating expenses per Mcfe decreased $0.01 compared to the same period in 2005. The increase in oil and gas operating expenses is primarily due to an overall increase in costs in the oil and gas industry combined with an increase in the number of wells as a result of NEG’s drilling activity.
      Gathering, transportation, plant cost and production taxes. Gathering, transportation, plant cost and production taxes decreased by $0.3 million, or 5.5%, to $4.8 million for the first quarter of 2006 as compared to $5.1 million in the comparable period in 2005. On a per Mcfe basis, gathering, transportation costs and production taxes decreased by $0.13, or 26%, to $0.38 for the first quarter of 2006 from $0.51 in the comparable period in 2005. The decrease was attributable to a $1.8 million severance tax refund NEG received in 2006 from drilling wells that qualified for severance tax exemptions. Excluding the severance tax refund, gathering, transportation, plant cost and production taxes increased by $1.2 million, or 27%, which was attributable to NEG’s 23% increase in natural gas production along with higher natural gas prices which increased production taxes.
      Depletion, depreciation and amortization. Depletion, depreciation and amortization, or DD&A, increased $3.8 million, or 18.9%, to $24.1 million during the first quarter of 2006 as compared to $20.3 million during the first quarter of 2005. DD&A per Mcfe increased $0.02 or 0.8% to 2.36 per Mcfe as compared to $2.34 in 2005. On an absolute dollar basis, the 18.9% increase was primarily due to NEG’s 17.7% increase in natural gas equivalent production.
      General and administrative expenses. General and administrative expenses, or G&A, increased $1.7 million, or 50.6%, to $5.1 million during the first quarter of 2006 as compared to $3.4 million during the first quarter of 2005. G&A per Mcfe increased $0.11, or 28.2%, to $0.50 for 2006 compared to $0.39 for 2005. The increase in general and administrative expenses was primarily attributable to the payment of employee incentive bonuses and increased personnel in the first quarter of 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Oil and gas revenues. Gross oil and gas revenues for 2005, before realized and unrealized derivative losses, increased by $151.6 million, or 94%, to $312.7 million compared to 2004. The increase was primarily attributable to a $58.9 million increase in average realized price, a $30.5 million increase in volumes and $62.2 million due to the addition of National Offshore operating results effective December 31, 2004. Including the effects of realized and unrealized derivative losses, oil and gas revenues increased 42% to $192.1 million. Unrealized derivative losses were $69.3 million for the year ended December 31, 2005 as compared to unrealized derivative losses of $9.2 million during 2004. In accordance with generally accepted accounting principles, NEG marks all of its derivative contracts to market at the end of each quarter and recognize the gains or losses as an increase or decrease in revenues. The mark-to-market adjustment is based on the NYMEX quoted price for NEG’s derivative contracts as of the end of each period.

      During 2005, NEG’s average realized price of natural gas, including the effects of realized derivative losses, increased by $0.99, or 18%, to $6.38 per Mcf compared to $5.39 per Mcf in 2004. NEG’s natural gas volume increased by 9.2 Bcf, or 49%, to 28.1 Bcf, compared to 18.9 Bcf in 2004. Approximately 3.4 Bcf of the increase in gas production was due to the addition of National Offshore. Excluding the effects of the National Offshore acquisition, NEG’s gas production increased 5.8 Bcf, or approximately 31%, primarily as a result of NEG’s successful drilling activity.
      NEG’s average realized price of oil in 2005, including the effects of realized derivative losses, increased by $19.06, or 64%, to $48.95 per Bbl compared to $29.89 per Bbl in 2004. Oil volume increased by 505 MBbls, or 54%, to 1,440 MBbls, compared to 935 MBbls in 2004. The increase in oil production was primarily attributable to the addition of National Offshore. Excluding the effects of the National Offshore acquisition, NEG’s oil production decreased 10%, due primarily to the disposition of the West Delta property in 2005.
      Lease operating expenses. Lease operating expenses increased $13.4 million, or 98%, to $27.1 million during 2005 as compared to $13.7 million in 2004. Lease operating expenses per Mcfe increased $0.21, or 43%, compared to 2004. The increase was primarily attributable to the acquisition of National Offshore which has significantly higher lease operating costs than NEG’s other operations. Excluding the effects of the National Offshore acquisition, 2005 lease operating expenses increased $4.7 million, or 34%, to $18.4 million from $13.7 million in 2004, due to rising operating expenses and additional wells drilled.
      Gathering, transportation, plant costs and production taxes. Gathering, transportation, plant costs and production taxes increased by $7.3 million, or 42%, to $24.7 million in 2005 compared to $17.4 million in 2004. On a per Mcfe basis, gathering and transportation costs increased by 18%, to $0.13, while production and ad valorem taxes increased by 10% to $0.43. The increases are primarily attributable to the acquisition of National Offshore and increased production and ad valorem taxes associated with increased production and higher prices of oil and natural gas.
      Depletion, depreciation and amortization expense. Depletion, depreciation and amortization expense increased $30.7 million, or 51%, to $91.1 million in 2005, as compared to $60.4 million in 2004. Depletion, depreciation and amortization expense per Mcfe increased $0.18, or 8%, to $2.35 per Mcfe as compared to $2.17 per Mcfe in 2004. The increase was attributable to the acquisition of National Offshore. Excluding the effects of the National Offshore acquisition, depletion, depreciation and amortization expense increased $9.0 million or 15%, due primarily to increased production.
      General and administrative expenses. General and administrative expenses increased $1.7 million, or 12%, to $15.4 million in 2005 as compared to $13.7 million during 2004. The increase was primarily attributable to the acquisition of National Offshore. General and administrative expenses were $0.49 and $0.40 per Mcfe for the years ended December 31, 2004 and 2005, respectively. The decrease in general and administrative expenses on a per Mcfe basis is attributable to higher production.
      Asset retirement obligation accretion. Asset retirement obligation accretion expense increased by $2.4 million in 2005 to $3.0 million which was primarily attributable to the addition of National Offshore effective December 31, 2004 which has relatively higher asset retirement obligation accretion expense due to its offshore operation.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Oil and gas revenues. Gross oil and gas revenues for 2004 increased $52.0 million, or 48%, to $161.1 million compared to $109.1 million in 2003. This increase was primarily attributable to the addition of operating results of National Onshore effective August 28, 2003, which accounted for approximately $40.0 million of the increase in oil and natural gas revenues. The balance of the increase is primarily due to increased average realized prices in 2004 compared to 2003. Including the effects of realized and unrealized derivative losses, oil and gas revenues increased $37.5 million, or 38%, to $135.3 million for 2004 compared to $97.8 million for 2003.

      NEG’s average realized price of natural gas, including the effects of realized derivative losses, increased by $0.69 per Mcf, or 15%, to $5.39 per Mcf for 2004 compared to $4.70 per Mcf for 2003. NEG’s average realized price of oil, including the effects of realized derivative losses, increased by $2.57 per Bbl, or 9%, to $29.89 per Bbl for 2004 compared to $27.32 per Bbl for 2003. NEG’s natural gas production increased by 3.0 Bcf, or 19%, to 18.9 Bcf for 2004 compared to 15.9 Bcf in 2003. The increase in natural gas production was primarily attributable to the acquisition of National Onshore effective August 28, 2003. Excluding the effects of the acquisition of National Onshore, gas production decreased approximately 3%.
      NEG’s oil production in 2004 increased by 15% to 935 MBbls compared to 2003. The increase in oil production was primarily attributable to the acquisition of National Onshore. Excluding the effects of the acquisition of National Onshore, oil production decreased 10% due to the disposition of an oil producing property in 2004.
      Lease operating expenses. Lease operating expenses in 2004 increased $3.0 million, or 28%, to $13.7 million compared to 2003, of which, $2.3 million was due to the acquisition of National Onshore and the remainder due to rising operating costs. Lease operating expense per Mcfe was unchanged.
      Gathering, transportation, plant costs and production taxes. Gathering, transportation, plant costs and production taxes increased $5.8 million to $17.4 million, or 49%, compared to 2003 at $11.6 million due primarily to the acquisition of National Onshore which accounted for $5.4 million of the total increase. The remaining increase was due to the increase in production taxes. On a per Mcfe basis, gathering and transportation costs increased by 74% to $0.11 due primarily to the acquisition of National Onshore, as its gas transportation costs are higher than NEG’s historical costs. Production and ad valorem taxes per Mcfe increased 5% to $0.39 due to increased oil and natural gas prices.
      Depreciation, depletion and amortization. Depreciation, depletion and amortization expense increased $21.0 million, or 53%, to $60.4 million during 2004 as compared to $39.4 million during 2003. The increase was attributable to the acquisition of National Onshore. Excluding the effects of the acquisition of National Onshore, depletion, depreciation and amortization expense decreased $2.1 million, or 9%, due to lower production in 2004 and a lower average depletion rate. Depreciation, depletion and amortization expense per Mcfe increased $0.36, or 20%, to $2.17 per Mcfe as compared to $1.81 per Mcfe in 2003. The increase was largely due to the higher rate of depreciation, depletion and amortization associated with National Onshore operations compared to NEG’s historical rate.
      General and administrative expense. General and administrative expense increased $6.0 million, or 77%, to $13.7 million in 2004 as compared to $7.8 million during 2003. General and administrative expense was $0.49 per Mcfe and $0.36 per Mcfe for 2004 and 2003, respectively. The increase was primarily attributable to the acquisition of National Onshore and an increase in personnel and compensation costs.
Liquidity and Capital Resources
      NEG’s primary sources of liquidity are cash generated from its operations and the revolving credit facility. As of March 31, 2006, on a pro forma as adjusted basis, after giving effect to the IPO, NEG will have approximately $64.7 million in cash and cash equivalents and approximately $160.0 million of availability under NEG Oil & Gas’ revolving credit facility which has a borrowing base of $335.0 million. NEG believes that it will have sufficient funds available through its cash from operations, existing cash position and borrowing availability under the revolving credit facility to meet its recurring operating needs, debt service obligations, planned capital expenditures and contingencies for the next 12 months.
      NEG uses borrowings as needed to supplement its operating cash flows as a financing source for its capital expenditures. NEG’s ability to fund its capital expenditures is dependent on the level of product prices and the success of NEG’s acquisition and development program in adding to its available borrowing base. If oil and gas prices decrease from the amounts used in estimating the collateral value of NEG’s oil and gas properties, the borrowing base may be reduced, possibly requiring that NEG’s borrowings outstanding under the revolving credit facility, or a portion of them, be repaid and reducing funds available for its capital expenditures.

      During the three months ended March 31, 2006, NEG’s capital expenditures aggregated $50.9 million. The timing of most of NEG’s capital expenditures is discretionary because NEG has no long-term capital expenditure commitments. NEG may vary its capital expenditures as circumstances warrant in the future.
      NEG’s operating cash flows may fluctuate significantly due to changes in oil and gas commodity prices, production interruptions and other factors. Substantially all of NEG’s cash flow from operating activities is from the production and sale of oil and gas. NEG uses the net cash provided by operations to partially fund its acquisition, exploration and development activities. During the three months ended March 31, 2006, cash flows from operations were $54.1 million compared to $29.5 million for the three months ended March 31, 2005. The increase was primarily attributable to higher revenues due to increased production and higher price realizations.
      Cash flow from operations increased to $153.3 million in 2005 from $91.6 million in 2004. The increase was primarily attributable to the increase in revenues resulting from the addition of National Offshore effective December 31, 2004, an increase in natural gas production and an increase in market prices of oil and natural gas.
      For the year ended December 31, 2004, cash flows from operations were $91.6 million compared to $9.1 million for the year ended December 31, 2003. The increase was primarily attributable to the payment of $44.4 million in accrued interest to affiliates in 2003 and addition the of National Onshore effective August 2003.
      The distribution to AREP’s subsidiary and the repayment of the debt of NEG Oil & Gas’ subsidiaries with the proceeds of the IPO and the current senior notes offering by NEG Oil & Gas will allow AREP to realize a part of its investment in its oil and gas interests. The cancellation of debt distributed to AREP’s subsidiary, to the extent it is not paid with proceeds from the IPO and NEG Oil & Gas’ senior notes offering, will reduce NEG Oil & Gas’ indebtedness. NEG does not believe NEG Oil & Gas’ distribution to AREP will materially adverse affect NEG’s financial condition.
      NEG’s capital expenditures for the remainder of 2006 are forecasted to be approximately $149.5 million. The planned capital expenditures do not include any major acquisitions that NEG may consider and for which NEG would need to obtain additional financing.
      To date, a primary source of NEG’s financing has been from AREP. Following completion of NEG’s planned initial public offering, AREP will not provide any additional financing to NEG or NEG Oil & Gas and NEG will no longer have access to the borrowing capacity, cash flow or assets of AREP.
Commitments and Contingencies
      The following table summarizes NEG’s aggregate liabilities and commitments as of December 31, 2005 by year of maturity (in thousands):

	Payment Due by Period

		Less Than	One-Three	Four-Five	After Five
	Total	One Year	Years	Years	Years

Revolving credit facility	$300,000	$—	$—	$300,000	$—
Interest payments	96,706	19,426	57,960	19,320	—
Derivative obligations	85,932	68,039	17,893	—	—
Asset retirement obligations	41,228	—	9,218	1,678	30,332
Escrow deposit commitments	24,700	3,200	12,500	7,000	2,000
Operating lease obligations	1,220	610	610	—	—
Advance payable to affiliates	39,800	39,800	—	—	—
Long term debt	2,503	2,503	—	—	—

Total obligations	$592,089	$133,578	$98,181	$327,998	$32,332

NEG Oil & Gas LLC Senior Secured Revolving Credit Facility
      On December 22, 2005, NEG Oil & Gas entered into a credit facility, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and certain other lender parties.
      Under the revolving credit facility, NEG Oil & Gas will be permitted to borrow up to the lesser of $500.0 million or the borrowing base. Borrowings under the revolving credit facility will be subject to a borrowing base determination based on the oil and gas properties of NEG Oil & Gas and its subsidiaries and the reserves and production related to those properties. The initial borrowing base was set at $335.0 million and will be subject to semi-annual redeterminations, based on engineering reports to be provided by NEG Oil & Gas by March 31 and September 30 of each year, beginning March 31, 2006. The borrowing base currently is $335.0 million. Obligations under the revolving credit facility are secured by liens on all of the assets of NEG Oil & Gas and its wholly-owned subsidiaries. The revolving credit facility has a term of five years and all amounts will be due and payable on December 20, 2010. Advances under the revolving credit facility will be in the form of either base rate loans or Eurodollar loans, each as defined in the revolving credit facility documents.
      NEG Oil & Gas used the proceeds of the initial $300.0 million borrowing to (1) purchase the existing obligations of its indirect subsidiary, NEG Operating, from the lenders under NEG Operating’s credit facility with Mizuho Corporate Bank, Ltd., as administrative agent, (2) repay a loan of approximately $85.0 million by AREP used to purchase properties in the Minden Field; (3) pay a distribution to AREP of $78.0 million, and (4) pay transaction costs.
      The revolving credit facility agreement contains covenants that, among other things, restrict the incurrence of indebtedness by NEG Oil & Gas and its subsidiaries, the creation of liens by them, derivative contracts, mergers and issuances of securities by them, and distributions and investments by NEG Oil & Gas and its subsidiaries. The covenant restricting indebtedness allows, among other things, for the incurrence of up to $200.0 million principal amount of second lien borrowings or high yield debt that satisfy certain conditions specified in the revolving credit facility. The restriction on distributions and investments allows, among other things, for distributions to AREP from the proceeds from the issuance or borrowing of second lien or high yield debt and distributions in connection with an initial equity offering, as defined, quarterly tax distributions to NEG Oil & Gas’ equityholders, repayment of currently outstanding advances by AREP to subsidiaries of NEG Oil & Gas aggregating approximately $40.0 million and other cash distributions to NEG Oil & Gas’ equityholders not to exceed $8.0 million in any fiscal year.
      The revolving credit facility agreement also requires NEG Oil & Gas to maintain: (1) a ratio of consolidated total debt to consolidated EBITDA (for the four fiscal quarter period ending on the date of the consolidated balance sheet used to determine consolidated total debt), as defined, of not more than 3.5 to 1.0; (2) consolidated tangible net worth, as defined, of not less than $240.0 million, plus 50% of consolidated net income for each fiscal quarter ending after December 31, 2005 for which consolidated net income is positive; and (3) a ratio of consolidated current assets to consolidated current liabilities of not less than 1.0 to 1.0. These covenants may have the effect of limiting distributions by NEG Oil & Gas.
      Obligations under the revolving credit facility agreement are immediately due and payable upon the occurrence of certain events of default as defined in the revolving credit facility, including failure to pay any principal component of any obligation when due and payable, failure to comply with any covenant or condition of any loan document or derivative contract, as defined in the revolving credit facility, within 30 days of receiving notice of such failure, any change of control or any event of default as defined in the restated NEG Operating credit facility.
Critical Accounting Policies and Estimates
      The discussion and analysis of NEG’s financial condition and results of operations are based upon NEG’s combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of NEG’s financial statements requires NEG to make assumptions and prepare estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and revenues and expenses. NEG bases its estimates on historical experience and various other assumptions that NEG believes are reasonable; however, actual results may differ. NEG evaluates its assumptions and estimates on a regular basis.
      Full Cost Accounting. NEG utilizes the full cost method of accounting for its crude oil and natural gas properties. Under the full cost method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of crude oil and natural gas reserves are capitalized and amortized on the units-of-production method based upon total proved reserves. The costs of unproven properties are excluded from the amortization calculation until the individual properties are evaluated and a determination is made as to whether reserves exist. Conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of crude oil and natural gas properties, with no gain or loss recognized unless the sale or disposition represents a significant portion of NEG’s oil and natural gas reserves.
      Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year, or the ceiling limitation, plus the lower of cost or fair value of unevaluated properties, if any. In arriving at estimated future net revenues, estimated lease operating expenses, development costs, abandonment costs, and certain production related and ad valorem taxes are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling limitation on a quarterly basis. The excess, if any, of the net book value above the ceiling limitation is required to be written off as a non-cash expense. NEG did not incur a ceiling writedown in the years ended 2003, 2004 and 2005 or for the three month periods ended March 31, 2005 and 2006. There can be no assurance that there will not be writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors.
      Proved Reserves. NEG’s estimates of proved reserves are based on the quantities of natural gas and oil which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree imprecise, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas prices may all differ materially from those assumed in these estimates. In addition, as a result of changing market conditions, commodity prices and future development costs will change from year to year, causing estimates of proved reserves to also change. Thus, such information includes revisions of certain reserve estimates attributable to proved properties included in the preceding year’s estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties resulting from changes in product prices. Any future downward revisions could adversely affect NEG’s financial condition, NEG’s borrowing ability, NEG’s future prospects and the value of NEG’s common stock. The information regarding present value of the future net cash flows attributable to NEG’s proved oil and natural gas reserves are estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to NEG’s properties. The estimates of NEG’s proved oil and gas reserves used in preparation of NEG’s financial statements were determined by independent petroleum consultants and were prepared in accordance with the rules promulgated by the SEC and the Financial Accounting Standards Board, or the FASB. Estimates of proved reserves are key components of NEG’s most significant financial estimates involving NEG’s rate for recording depreciation, depletion and amortization and NEG’s full cost ceiling limitation.
      Asset Retirement Obligations. Asset retirement obligations represent the estimated future abandonment costs of tangible long-lived assets such as platforms, wells, service assets, pipelines and other facilities. NEG estimates the fair value of an asset’s retirement obligation in the period in which the liability is incurred, if a reasonable estimate can be made. NEG employs a present value technique to estimate the fair value of an asset retirement obligation, which reflects certain assumptions, including an inflation rate, NEG’s credit-adjusted, risk-free interest rate, the estimated settlement date of the liability and the estimated current cost to settle the liability which NEG computes from third party quotes. Changes in timing or to the original estimate of cash flows will result in changes to the carrying amount of the liability.
      Derivative Instruments. Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, NEG reflects the fair market value of its derivative instruments on its balance sheet and income statement. NEG’s estimates of fair value are determined by obtaining independent market quotes from counterparties.
      In addition to the critical estimates discussed above, estimates are used primarily in accounting and computing depreciation, depletion and amortization, the full cost ceiling, taxes, accruals of operating costs and production revenues, effectiveness of derivative instruments and fair value of stock options and related compensation expense.
Quantitative and Qualitative Disclosures on Market Risks
      The primary objective of the following information is to provide quantitative and qualitative information about NEG’s potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices, interest rates charged on borrowings and earned on cash equivalent investments.

Commodity Price Risk and Derivative Contracts
      The price of oil and gas remain extremely volatile and sometimes experience large fluctuations as a result of relatively small changes in supply, weather conditions, economic conditions and government actions. From time to time, NEG enters into derivative financial instruments to manage oil and gas price risk. The following summarizes the valuation losses for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006:

				Three Months Ended
	Year Ended December 31,			March 31,

	2003	2004	2005	2005	2006

Realized loss	$(8,309)	$(16,625)	$(51,263)	$(3,133)	$(12,087)
Unrealized (loss) gain	(2,987)	(9,179)	(69,254)	$(38,769)	$37,252

(Loss) gain on derivatives transactions	$(11,296)	$(25,804)	$(120,517)	$(41,902)	$25,165

      NEG enters into derivative contracts, primarily costless collars, to achieve more predictable cash flow and reduce its exposure to declines in the market prices of oil and natural gas. NEG generally holds derivatives until the stated maturity or settlement date. NEG does not designate any of its derivative positions as accounting hedges and, as a result, NEG recognizes gains or losses for the change in the fair value of its derivative contracts as an increase or reduction of oil and gas revenues. This includes both realized gains or losses from settlement of maturing derivatives and unrealized gains or losses from NEG’s unsettled positions. Historically, NEG has experienced significant volatility in its revenues as a result of including unrealized gains and losses on its derivative positions in oil and gas revenues. This includes both realized gains or losses from settlement of maturing derivatives and unrealized gains or losses from NEG’s unsettled positions. Historically, NEG has experienced significant volatility in its revenues as a result of including unrealized gains and losses on its derivative positions in oil and gas revenues.

      The following is a summary of NEG’s commodity price collar agreements as of March 31, 2006:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

2006 Oil Production
No cost collars	April-Dec 2006	31,000 Bbls	$41.65	$45.25
No cost collars	April-Dec 2006	16,000 Bbls	41.75	45.40
No cost collars	April-Dec 2006	46,000 Bbls	60.00	68.50	(1)
2007 Oil Production
No cost collars	Jan-Dec 2007	30,000 Bbls	$57.00	$70.50
No cost collars	Jan-Dec 2007	30,000 Bbls	57.50	72.00
2008 Oil Production
No cost collars	Jan-Dec 2008	46,000 Bbls	$55.00	$69.00
2006 Gas Production
No cost collars	April-Dec 2006	570,000 MMBtu	$6.00	$7.25
No cost collars	April-Dec 2006	120,000 MMBtu	6.00	7.28
No cost collars	April-Dec 2006	500,000 MMBtu	4.50	5.00
2007 Gas Production
No cost collars	Jan-Dec 2007	930,000 MMBtu	$8.00	$10.23
2008 Gas Production
No cost collars	Jan-Dec 2008	750,000 MMBtu	$7.00	$10.35

(1)	NEG participates in price upside above $84.50 on the 46,000 Bbls.
     On April 21, 2006, NEG entered into the following commodity collar agreements:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

2007 Oil Production
No cost collars	Jan-Dec 2007	1,000 Bbls	$65.00	$87.40
No cost collars	Jan-Dec 2007	7,000 Bbls	65.00	86.00
2008 Oil Production
No cost collars	Jan-Dec 2008	9,000 Bbls	$65.00	$81.25
2009 Oil Production
No cost collars	Jan-Dec 2009	19,000 Bbls	$65.00	$78.50
No cost collars	Jan-Dec 2009	26,000 Bbls	65.00	77.00
2007 Gas Production
No cost collars	Jan-Dec 2007	330,000 MMBtu	$9.60	$12.10
No cost collars	Jan-Dec 2007	100,000 MMBtu	9.55	12.60
2008 Gas Production
No cost collars	Jan-Dec 2008	70,000 MMBtu	$8.75	$11.90
No cost collars	Jan-Dec 2008	270,000 MMBtu	8.80	11.45
2009 Gas Production
No cost collars	Jan-Dec 2009	330,000 MMBtu	$7.90	$10.80
No cost collars	Jan-Dec 2009	580,000 MMBtu	7.90	11.00

      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. NEG addresses market risk by selecting instruments with value fluctuations that correlate closely with the underlying commodity. Credit risk related to derivative activities is managed by requiring minimum credit standards for counterparties, periodic settlements and mark-to-market valuations.

Interest Rate Risk
      As of March 31, 2006, NEG’s exposure to interest rate risk relates primarily to borrowings under its revolving credit facility. Borrowings under this agreement bear interest at a rate based upon either the prime rate or the LIBOR plus, in each case, an applicable margin that in the case of prime rate loans can fluctuate from 0.0% to .75% per annum and in the case of LIBOR can fluctuate from 1.0% to 1.75% per annum. Any increase in interest rates can have an adverse impact on NEG’s results of operations and cash flow. Historically, NEG has not used any derivatives to manage interest rate risk.
Off-Balance Sheet Arrangements
      NEG has no off-balance sheet financing arrangements.
Recent Accounting Pronouncements
      On December 16, 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment,” which will require compensation costs related to share-based payment transactions (e.g., issuance of stock options and restricted stock) to be recognized in an entity’s financial statements. With limited exceptions, the amount of compensation cost will be measured based on fair value as of the grant date of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) revises SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” For NEG, SFAS 123(R), as amended by SEC Release 34-51558, is effective for its first fiscal year beginning after June 15, 2005 (January 1, 2006). Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123(R) using a modified version of prospective application. Under this method, an entity records compensation expense for all awards it grants after the date of adoption. In addition, the entity is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, entities may elect to adopt SFAS 123(R) using a modified retrospective method whereby previously issued financial statements are restated based on the expense previously calculated and reported in their pro forma footnote disclosures. As of December 31, 2005, NEG had no share-based payments subject to this standard. However, management intends to grant options in the future.
      On March 30, 2005, FASB issued FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement is conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective as of December 31, 2005 for NEG. The adoption of FIN 47 did not have a material impact on NEG’s financial statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior period financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 will become effective for the Company’s fiscal year beginning January 1, 2006. The impact of SFAS No. 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS No. 154 to have a material impact on the Company’s combined financial position, results of operations or cash flows.
      On February 16, 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 15, 2006 (January 1, 2007 for NEG). NEG has no hybrid instruments subject to this standard.

NATIONAL ENERGY GROUP MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
Overview
      National Energy Group is a management company engaged in the business of managing the exploration, development, production and operations of oil and natural gas properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico). National Energy Group manages the oil and natural gas operations of NEG Operating, National Onshore and National Offshore, all of which are affiliated entities. National Energy Group’s principal assets are its unconsolidated non-controlling membership interest in NEG Holding, and the management agreements with NEG Operating, National Onshore and National Offshore.
      National Energy Group was incorporated under the laws of the State of Delaware on November 20, 1990 and, prior to February 1999, operated as an independent oil and natural gas company engaged in the exploration, development, exploitation and acquisition of oil and natural gas reserves in North America. In February 1999, National Energy Group was placed under involuntary, court ordered bankruptcy protection and emerged from bankruptcy under a Plan of Reorganization on August 4, 2000. The final decree closing the case became effective December 13, 2001. Accordingly, National Energy Group has effectively settled all matters relating to its bankruptcy proceeding.
      As mandated by the Plan of Reorganization and the bankruptcy court, on September 12, 2001, but effective May 1, 2001, National Energy Group contributed all of its operating assets and oil and natural gas properties excluding cash of $4.3 million to NEG Holding. In exchange, National Energy Group received a non-controlling membership interest in NEG Holding. Gascon Partners, an entity owned or controlled by Carl C. Icahn, contributed certain assets to NEG Holding in exchange for the remaining managing membership interest. NEG Holding is controlled by the managing member, formerly Gascon Partners. Effective May 1, 2001, NEG Holding contributed the majority of its assets and liabilities to NEG Operating, a 100% owned subsidiary of NEG Holding. Concurrently, National Energy Group entered into a management and operating agreement to manage the operations of NEG Operating.
      In August 2003 and November 2004, National Energy Group entered into agreements to manage the operations of National Onshore and National Offshore, respectively. Both National Onshore and National Offshore are owned by NEG Oil & Gas, also an affiliated entity.
      Due to the substantial uncertainty relating to distributions from NEG Holding, National Energy Group accounts for its unconsolidated non-controlling interest in NEG Holding as a preferred investment. National Energy Group recognizes income from the accretion of its investment in NEG Holding using the interest method. National Energy Group revenues are comprised solely of the accretion of its investment in NEG Holding and fees received for the management of NEG Operating, National Onshore and National Offshore.
      National Energy Group’s headquarters are located in Dallas, Texas.
      For a discussion of National Energy Group’s 10 3/4 % notes and National Operating’s credit agreement, see “National Energy Group.”
Results of Operations
      National Energy Group’s primary sources of income have been the accretion of its investment in NEG Holding and management fees from affiliates.
Accretion of National Energy Group’s Investment in NEG Holding
      National Energy Group originally recorded its investment in NEG Holding at the historical cost of the oil and natural gas properties contributed to NEG Holding. Based on the terms of the NEG Holding’s Operating Agreement, National Energy Group anticipates that it will collect the guaranteed payments and priority amount through 2006. National Energy Group’s residual value, if any, in NEG Holding is dependent on a number of events that are not in National Energy Group’s control, including cash flows of NEG Holding, the timing of the guaranteed payments and the priority amount paid to National Energy Group, the timing and amounts of subsequent payments to NEG Oil & Gas, and whether or not NEG Oil & Gas exercises the NEG Holding redemption provision, including the amount and timing of such redemption. Consequently, there is substantial uncertainty as to the amount, if any, of National Energy Group’s residual value in NEG Holding subsequent to the payment of the amounts required to be paid to NEG Oil & Gas. Due to this uncertainty, National Energy Group accounts for its investment in NEG Holding as a preferred investment. Accordingly, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount expected to be collected through November 2006 (based on the terms of the NEG Holding Operating Agreement), recognizing the accretion income in earnings. Accretion income is periodically adjusted for changes in the timing of cash flows, if necessary due to unscheduled cash distributions. Receipt of guaranteed payments and the priority amount are recorded as reductions in the investment in NEG Holding. The investment in NEG Holding is evaluated quarterly for other than temporary impairment.
      There is substantial uncertainty that National Energy Group will receive any distribution above the priority amount and guaranteed payments amounts from NEG Holding. Due to the uncertainty, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount, recognizing the accretion income in earnings. National Energy Group’s investment in NEG Holding will be reduced to zero upon collection of the priority amount. Due to the substantial uncertainty that National Energy Group will receive any distribution in excess of the priority amount and guaranteed payment amounts from NEG Holding, National Energy Group does not record any income or recognize an asset related to its residual equity interest until such time that NEG Oil & Gas has received its contractually required distribution from NEG Holding in accordance with Accounting Principles Board Opinion No. 18.
      Accretion income is based on National Energy Group’s best estimates of timing of cash flows of distributions and could vary significantly from the expected amounts.
Management Fees from Affiliates
      During the three year period ended December 31, 2005 and the three month periods ended March 31, 2005 and 2006, National Energy Group received management fees from the management agreements described above as follows (in thousands):

				Three Months
				Ended March 31,

	2003	2004	2005	2005	2006

NEG Operating	$6,629	$6,163	$5,598	$1,106	$2,506
National Onshore	1,338	4,675	4,768	1,167	1,212
National Offshore	—	725	4,221	1,002	1,879

Total	$7,967	$11,563	$14,587	$3,275	$5,597

Costs and Expenses
      National Energy Group’s cost and expenses are as follows:

	Year Ended December 31,

	2003	2004	Variance	%	2004	2005	Variance	%

Salaries and wages	$4,349	$7,225	$2,876	66%	$7,225	$8,790	$1,565	22%
Insurance	638	1,002	364	57	1,002	809	(192)	(19)
Rent and utilities	669	699	31	5	699	804	104	15
Other G&A Expenses	1,575	2,219	643	41	2,219	4,502	2,283	103
Interest expense	15,115	13,940	(1,175)	(8)	13,940	13,940	—	—

Total cost & expenses	$22,346	$25,085	$2,739	12%	$25,085	$28,845	$3,760	15%

	Three Month Period Ended
	March 31,

	2005	2006	Variance	%

Salaries and wages	$2,070	$4,063	$1,993	96%
Insurance	184	258	74	41
Rent and utilities	181	198	17	9
Other G&A Expenses	620	1,607	987	160
Interest expense	3,485	3,485	—	—

Total cost & expenses	$6,540	$9,611	$3,071	47%

      Salaries and wages increased $2.0 million during the three month period ended March 31, 2006 over the comparable period in 2005 due to the payment of employee incentive bonuses and increased personnel. Approximately $1.7 million of the increase was due to the payment of cash bonuses under National Energy Group’s Management Incentive Plan. In 2005, National Energy Group adopted the Management Incentive Plan for substantially all full-time salaried employees. Awards under the Management Incentive Plan are based on the achievement of annual performance targets of the managed companies and individual performance. Plan awards are paid in cash and in a deferred compensation component which is vested over a three year period. The remainder of the increase in salaries and wages was due to higher salaries and increased personnel.
      The increase in insurance expense for the three months ended March 31, 2006 from the comparable period in 2005 was primarily due to an overall increase in insurance rates and increased personnel.
      During 2005, National Energy Group leased additional office space in Dallas which accounted for the majority of the increase in rent and utilities for the three month period ended March 31, 2006 as compared to 2005. Interest expense was unchanged for the period ended March 31, 2006 as compared to the same period in 2005.
      During 2005, all of National Energy Group’s managed companies were acquired by AREP, a publicly traded company. As a result, National Energy Group was required to increase the scope of its assessment of internal controls over financial reporting and to engage an independent registered accounting firm to audit controls and processes relating to each of its managed companies. Approximately $0.8 million of the increase in other general and administrative expenses was attributable to the first year implementation of internal controls documentation, audit and assessment for National Energy Group’s managed companies. Almost all of these costs were billed to National Energy Group’s managed companies through higher allocated management fees. The remainder of the increase was due to higher legal fees incurred for the special committee of the Board of Directors in its review of the merger proposal and assistance in preparation of National Energy Group’s annual report.
      Salaries and wages increased from 2004 to 2005 due to the increase in the number of employees needed to manage National Onshore.

      Other G & A expense increased from 2004 to 2005 due to a wide variety of items including costs associated with Sarbanes-Oxley compliance and the board of directors’ special committee.
      Interest expense decreased in 2004 from 2003 due to the reduction in outstanding debt. National Energy Group paid off the reinstated interest and credit facility in 2003.
      Salaries and wages along with insurance increased from 2003 to 2004 due to the increase in the number employees needed to manage National Onshore and National Offshore.
      Other G&A expenses increased from 2003 to 2004 due to a variety of items including costs associated with Sarbanes-Oxley compliance and implementation of additional corporate governance controls.
Deferred Income Tax Asset
      As of March 31, 2006, National Energy Group had consolidated net operating loss carryforwards of approximately $98.4 million for income tax reporting purposes which begin expiring in 2018. Prior to the formation of NEG Holding, the income tax benefit associated with the loss carryforwards had not been recognized since, in National Energy Group’s opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of NEG Holding, National Energy Group again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by NEG Holding, that, more likely than not National Energy Group will realize a partial benefit from the loss carryforwards. Accordingly, National Energy Group recorded a deferred tax asset, net of valuation allowance, of $25.9 million, $19.2 million and $14.5 million as of December 31, 2003, 2004 and 2005, respectively. National Energy Group recorded a deferred tax asset, net of valuation allowance, of $11.4 million as of March 31, 2006. National Energy Group reduced the valuation allowance by $5.3 million in 2003, $1.3 million in 2004 and $5.7 million in 2005. Ultimate realization of the deferred tax asset is dependent upon, among other factors, National Energy Group’s ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used. As a result of the recognition of expected future income tax benefits, subject to additional changes in the valuation allowance, subsequent periods will reflect a full effective tax rate provision.
Liquidity and Capital Resources
Three Months Ended March 31, 2005, Compared with Three Months Ended March 31, 2006
      Net cash used in operating activities was $1.3 million for the three months ended March 31, 2006, compared to net cash provided by operating activities of $0.9 million for the three months ended March 31, 2005. The decrease in cash flows provided by operating activities is primarily due to the payment of employee incentive bonuses and increased other G&A expenses in 2006.
      There was no cash used in or provided by investing or financing activities for the three months ended March 31, 2006 and 2005.
      National Energy Group’s working capital deficit at March 31, 2006 was $2.7 million compared to a working capital deficit at March 31, 2005 of $1.6 million.
Year ended December 31, 2005 compared to the year ended December 31, 2004
      Net cash used in operating activities was $15.4 million for the year ended December 31, 2005, compared to net cash used in operating activities of $16.6 million for 2004. The decrease is due to increased management fees from the National Offshore Management Agreement.
      Net cash used in operating activities was $16.6 million for the year ended December 31, 2004, compared to net cash used in operating activities of $59.1 million for the same period in 2003. This decrease is due to the repayment of accrued interest on National Energy Group’s 10 3/4 % notes — affiliates in 2003 compared to 2004.

      Net cash provided by investing activities was $16.0 million for the years ended 2004 and 2005. In 2004 and 2005 National Energy Group only received guaranteed payments.
      Net cash provided by investing activities was $16.0 million for 2004 compared with net cash provided by investing activities of $58.7 million for 2003. Net cash provided by investing activities in 2003 consisted of guaranteed payments and distributions of the priority amount from NEG Holding. In 2004, National Energy Group did not receive a distribution of the priority amount, only guaranteed payments.
      There was no cash used in or provided by financing activities in 2003, 2004 and 2005.
      The guaranteed payments are expected to be sufficient to make the interest payments on the 10 3/4% notes until their due date of October 31, 2007. The fees received under the Management Agreement, the National Onshore Management Agreement and the National Offshore Management Agreement are expected to be sufficient to fund National Energy Group’s operations. Upon NEG’s emergence from bankruptcy on August 4, 2000 under a plan of reorganization, or the Joint Plan, the 10 3/4% notes were held in their entirety by Arnos and its affiliates. Arnos is an affiliate of Mr. Icahn. Effective June 30, 2005, the 10 3/4% notes are held by NEG Oil & Gas. Interest on the 10 3/4% notes is payable semiannually in arrears on May 1 and November 1 of each year and originally matured in November 2006. On March 16, 2006, National Energy Group entered into a supplemental indenture with NEG Oil & Gas, as holder of the 10 3/4% notes, to extend the maturity date of the 10 3/4% notes to April 1, 2007. On June 19, 2006, the due date on the 10 3/4% senior notes was further extended to October 31, 2007. The 10 3/4% notes are senior, unsecured obligations that rank pari passu with all of National Energy Group’s existing and future senior indebtedness, and senior in right of payment to all future subordinated indebtedness that National Energy Group may incur. Subject to certain limitations set forth in the indenture covering the 10 3/4 % notes, National Energy Group and its subsidiaries may incur additional senior indebtedness and other indebtedness.
      While National Energy Group anticipates that the priority payment to be paid by NEG Holding will be sufficient to repay the outstanding balance of the 10 3/4% notes, National Energy Group has no control over the payment of these amounts to it. If NEG Holding has insufficient resources to pay the priority amount or if NEG Oil & Gas instructs NEG Holding to withhold payment, National Energy Group may be unable to pay the 10 3/4 % notes when they become due. In accordance with the terms of the NEG Holding Operating Agreement, its assets may be liquidated. National Energy Group has no control over any of these events.
      National Energy Group’s working capital surplus at December 31, 2005 was $1.8 million compared to $2.2 million at December 31, 2004. National Energy Group’s working capital surplus at March 31, 2006 was $2.7 million compared to a working capital deficit at March 31, 2005, $1.6 million.
      See “National Energy Group — NEG Operating Credit Agreements” and “National Energy Group — 10 3/4 % Notes.”
Table of Contractual Obligations
      The following table is a summary of contractual obligations as of December 31, 2005 (in thousands).

	Payment Due by Period

		Less Than	One-Three	Four-Five	After
	Total	One Year	Years	Years	Five Years

10 3/4 % notes	$148,637	$—	$148,637	$—	$—
Interest payments	15,978	15,978	—	—	—
Rent	1,220	610	610	—	—

Total	$165,835	$16,588	$149,247	$—	$—

Future Capital and Financing Requirements
      Although National Energy Group is highly leveraged following confirmation of the Plan of Reorganization, National Energy Group expects that cash flows from guaranteed payments, priority distributions and management fees from affiliates will be sufficient to fund National Energy Group’s operations and debt service. However, no assurances can be given that NEG Holding will generate sufficient cash flows to make these payments and in that event, National Energy Group would not be able to meet National Energy Group’s obligations.
Off Balance Sheet Arrangements
      National Energy Group has no off balance sheet financing arrangements.
Critical Accounting Policies and Estimates
      National Energy Group follows certain significant accounting policies when preparing its consolidated financial statements. A complete summary of these policies is included in Note 3 of Notes to consolidated financial statements.
      Certain of the policies require it to make significant and subjective estimates, which are sensitive to deviations of actual results from management’s assumptions. In particular, management makes estimates regarding (i) the total amount and timing of guaranteed payments and priority amount distributions that will actually be received from NEG Holding in determining the amount of accretion income to be recorded; and (ii) estimates of future taxable income in determining the amount of deferred tax assets that are more likely than not be realized.
      The NEG Holding Operating Agreement requires payment of the guaranteed payments and priority amount to National Energy Group in order to pay interest on the 10 3/4% notes and the principal amount of the 10 3/4 % notes of $148.6 million in April 2007. After National Energy Group receives the guaranteed payments and priority amount that total approximately $300 million (which includes the $148.6 million of debt), the NEG Holding Operating Agreement requires the distribution of an equal amount to NEG Oil & Gas. NEG Holding is contractually obligated to make the guaranteed payments and priority amount distributions to National Energy Group and NEG Oil & Gas before any distributions can be made to the LLC interest.
      National Energy Group originally recorded its investment in NEG Holding at the historical cost of the oil and natural gas properties contributed to NEG Holding. In evaluating the appropriate accounting to be applied to this investment, National Energy Group anticipated it will collect the guaranteed payments and priority amount through November 2006 (based on the terms of the NEG Holding Operating Agreement). However, based on cash flow projections prepared by the management of NEG Holding and its reserve engineers, there is substantial uncertainty that there will be any residual value in NEG Holding subsequent to the payment of the amounts required to be paid to NEG Oil & Gas. Due to this uncertainty, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount, recognizing the accretion income in earnings. Accretion income is periodically adjusted for changes in the timing of cash flows, if necessary due to unscheduled cash distributions. Receipt of guaranteed payments and the priority amount are recorded as reductions in the investment in NEG Holding. The investment in NEG Holding is evaluated quarterly for other than temporary impairment. National Energy Group’s rights upon liquidation of NEG Holding are identical to those described above, and the National Energy Group considered those rights in determining the appropriate presentation.
      There is substantial uncertainty that National Energy Group will receive any distribution above the priority amount and Guaranteed Payment amounts from NEG Holding. Due to the uncertainty, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount expected to be collected through November 2006 (based on the terms of the NEG Holding Operating Agreement), recognizing the accretion income in earnings. National Energy Group’s investment in NEG Holding will be reduced to zero upon its collection of the priority amount. Due to the substantial uncertainty that National Energy Group will receive any distribution in excess of the priority amount and Guaranteed Payment Amounts from NEG Holding, National Energy Group does not record any income or recognize an asset related to National Energy Group’s residual equity interest until such time that NEG Oil & Gas has received its contractually required distributions from NEG Holding. National Energy

Group accounts for its residual equity investment in NEG Holding in accordance with Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock,” or APB 18.
      The ability of NEG Holding to make the guaranteed payments and distributions of priority amounts may be significantly impacted by the market prices of oil and natural gas and the ability of NEG Holding to effectively replace existing oil and natural gas reserves. Current estimates could change if future events are different than assumed by management.
      Upon the formation of NEG Holding, management again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by NEG Holding, more likely than not National Energy Group will realize a partial benefit from the loss carryforwards. Ultimate realization of the deferred tax asset is dependent upon, among other factors, National Energy Group’s ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.
Changes in Prices
      Oil and natural gas prices are subject to seasonal and other fluctuations that are beyond National Energy Group’s ability to control or predict.
Inflation
      Although certain of National Energy Group’s costs and expenses are affected by the level of inflation, inflation has not had a significant effect on National Energy Group’s results of operations during the three years ended December 31, 2005 and the three months ended March 31, 2006.
Quantitative and Qualitative Disclosures About Market Risk
      As of March 31, 2006, National Energy Group had no exposure to interest, currency or commodity risk.

NEG
      NEG is a recently formed holding company that has no assets. Upon the completion of the IPO, its sole material asset will be its not less than 51% managing membership interest in NEG Oil & Gas.
      Substantially all of the oil and gas properties that NEG owns were in a series of transactions by affiliates of Carl C. Icahn beginning in August 2000 and were subsequently acquired by AREP or NEG Oil & Gas. NEG Oil & Gas was formed in December 2004 to hold AREP’s oil and gas investments. These investments include companies acquired by AREP and contributed to NEG Oil & Gas in April 2005 and June 2005. NEG’s management and technical team, many of whom have been with National Energy Group for more than five years, have managed the day-to-day operations of the oil and gas assets of each of NEG Operating, National Onshore and National Offshore since their acquisition by affiliates of Mr. Icahn beginning in 2000. NEG was formed in December 2005 to effect an initial public offering of AREP’s oil and gas interests. Prior to the completion of the IPO and NEG’s acquisition of a not less than 51% managing membership interest in NEG Oil & Gas, both NEG Oil & Gas and NEG were wholly-owned subsidiaries of AREP.
      As managing member of NEG Oil & Gas, NEG will control all of the affairs of NEG Oil & Gas and will have the authority to:

•	have developed and prepared a business plan each year which will set forth the operating goals and plans for NEG Oil & Gas;

•	execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents in the ordinary course of business on behalf of NEG Oil & Gas;

•	employ, retain, consult with and dismiss personnel;

•	establish and enforce limits of authority and internal controls with respect to all personnel and functions;

•	engage attorneys, consultants and accountants for NEG Oil & Gas; and

•	develop or cause to be developed accounting procedures for the maintenance of NEG Oil & Gas’ books of account.
      The management and operation of NEG Oil & Gas will be undertaken by NEG pursuant to a management agreement. NEG Oil & Gas will not have any employees. NEG’s employees will conduct all of the day-to-day operations of NEG Oil & Gas’ oil and natural gas properties.
      Immediately following the IPO, the holders of NEG common stock will control approximately                     % of the voting power of all shares of its voting stock. The remaining membership interest in NEG Oil & Gas and                     % of the voting power of all shares of NEG voting stock will be owned by AREP, a publicly traded diversified holding company engaged in a variety of businesses. AREP’s aggregate voting power will be proportionate to its total economic interest in NEG and NEG Oil & Gas. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn.
      NEG is an independent oil and gas exploration, development and production company based in Dallas, Texas. NEG’s core areas of operations are the Val Verde and Permian Basins of West Texas, the Cotton Valley Trend in East Texas, the Gulf Coast and the Gulf of Mexico. NEG also owns oil and gas properties in the Anadarko and Arkoma Basins of Oklahoma and Arkansas. Based on reserve reports prepared as of December 31, 2005 by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, NEG’s independent petroleum consultants, NEG’s estimated proved reserves were 500.5 Bcfe, had a PV-10 of $1,803.3 million, were 86% natural gas and 50% proved developed. NEG is a long reserve life company. Based on NEG’s production of 38.8 Bcfe for the year ended December 31, 2005 and its proved reserves as of that date, NEG’s reserve life was 13 years. For the month of December 2005, NEG’s net production averaged 113 MMcfe per day and was approximately 74% natural gas. For the year ended December 31, 2005 and the three months ended March 31, 2006, NEG’s Adjusted EBITDA was $205.3 million and $52.5 million, respectively.
      Since NEG typically drills in areas close to existing production, NEG has experienced a 91% drilling success rate during the three year period ended December 31, 2005. Of the 279 wells that NEG drilled or participated in during this period, it completed 254 as producing wells. For those years, NEG has added estimated reserves from all sources equal to 506% of our production during those years. For the period from 2002 to 2005, NEG increased its net production from 11.6 Bcfe to 38.8 Bcfe per year, representing a 49.6% compound annual growth rate. However, there cannot be any assurance that we will continue to add reserves or increase production.
      NEG has built its reserve base through a combination of acquisitions and drilling activities. NEG typically seeks to acquire properties where NEG believes there is significant undeveloped potential either on existing acreage or in the surrounding area, where NEG potentially could expand our activities. NEG believes this strategy has allowed it to build a substantial inventory of identified drilling locations, achieve high drilling success rates, and grow production and reserves efficiently. As of December 31, 2005, NEG had identified 1,828 potential drilling locations on its existing acreage, 570 of which are considered proved undeveloped locations. As of that date, approximately 97% of NEG’s identified potential drilling locations were located in its core operating areas of West Texas (which includes the Longfellow Ranch property), East Texas and the Gulf Coast. Based on NEG’s currently planned 2006 drilling schedule of 149 gross wells, which represents an approximate 52% increase from its 2005 total, NEG has over a 12 year inventory of drilling locations. NEG believes future development of these assets will drive its reserve and production growth.
Business Strategy
      NEG’s objective is to maximize value by investing in oil and gas projects with attractive rates of return on capital employed and by growing reserves, production and cash flow. NEG intends to achieve this objective by executing its strategy as highlighted below:

•	Maintain and Exploit NEG’s Multi-Year Drilling Inventory. NEG seeks to maximize the value of its asset base by balancing drilling risk with production and reserve growth potential. NEG intends to concentrate on developing its multi-year inventory of drilling locations and expects to generate long-term reserve and production growth predominantly through drilling activities on these properties.

•	Maintain a Focused Strategy. NEG intends to concentrate its efforts in West Texas, East Texas, the Gulf Coast and the Gulf of Mexico. NEG believes this strategy allows it to better capitalize on its technical experience, operational presence and strategic understanding of these areas. Approximately 93% of the pre-tax PV-10 value of NEG’s proved reserves is associated with properties in NEG’s core areas. NEG actively seeks to increase its presence in its core geographic areas through acquisitions and joint ventures with other operators. However, NEG also may consider establishing operations outside its core areas as opportunities present themselves.

•	Seek Acquisitions that Fit NEG’s Strategic and Financial Objectives. NEG seeks acquisitions that have significant undeveloped potential. NEG employs a disciplined acquisition process to identify acquisitions that NEG believes fit with its strategic and financial objectives. NEG typically targets properties that allow NEG to build its inventory of drilling locations and enhance its growth potential. NEG reviews a large number of acquisition opportunities which allows NEG to be selective and to focus on properties that NEG believes have the most potential for property value enhancement and growth. In 2005, NEG acquired additional interests in Longfellow Ranch and properties in the Minden Field near its existing properties in East Texas.

•	Actively Manage NEG’s Asset Base and Control Costs. NEG seeks to control operations in its core areas, which allows NEG to better manage the timing and scope of development activity and field level operating costs. As of December 31, 2005, NEG was the operator of properties representing approximately 59% of the pre-tax PV-10 of its proved reserves.

•	Grow Through Selective Exploration. NEG conducts an active exploration program designed to complement NEG’s lower risk development efforts. While NEG typically seeks to maintain a high percentage ownership in essentially all of its development drilling and in the majority of its exploration drilling, for properties where there is both significant drilling risk and a larger capital commitment, NEG may sell an interest to an industry partner in order to decrease its financial risk.
Competitive Strengths
      We have a number of strengths that we believe will help us successfully execute our strategy, including:

•	Extensive, Multi-Year Portfolio of Drilling Locations. As of December 31, 2005, NEG had an established asset base of over 137,200 gross (44,200 net) undeveloped acres and has identified a total of 1,828 potential drilling locations, 570 of which are classified as proved undeveloped locations. As of that date, approximately 97% of NEG’s 1,828 identified potential drilling locations are in NEG’s core areas of East Texas, West Texas and the Gulf Coast. Based on NEG’s currently planned 2006 drilling schedule of 149 gross wells, which represents a 52% increase from NEG’s 2005 total, NEG has more than a 12 year inventory of drilling locations.

•	Experienced Management Team and Technical Staff. NEG believes its management team has successfully demonstrated its ability to create value both through the development of NEG’s existing assets and strategic acquisitions. NEG’s top nine officers all have been employed by NEG for at least five years and average nearly 30 years of industry experience. They have extensive experience with NEG’s properties and, in most cases, performed the original evaluations of NEG’s assets when they were acquired by NEG or its affiliates from their prior owners. NEG’s engineering and geo-science professionals average approximately 27 years of industry experience.

•	Diversified Operations. NEG’s core operating areas provide it with operational diversification. Each of NEG’s core areas is in a different producing basin and generally would not be impacted by an operating or other disruption to another basin. NEG is sufficiently diversified, with no one well representing more than 3.7% of its total proved reserves by volume. Additionally, NEG’s reserve base is diverse, consisting of both long-lived reserves in East and West Texas and higher rate, shorter-lived reserves in the Gulf Coast and in the Gulf of Mexico.
NEG’s Challenges and Risks
      The implementation of NEG’s business strategy, maintenance of its strengths and its future operating results and financial condition are subject to a number of challenges, risks and uncertainties. These challenges and risks include the following:

•	Oil and natural gas prices are volatile, and a decline in oil and natural gas prices could significantly affect NEG’s financial condition, access to capital, cash flows and results of operations. In addition, as of December 31, 2005, 86% of NEG’s proved reserves were natural gas. NEG is particularly exposed to volatility in natural gas prices.

•	NEG’s commodity price risk management strategy is designed to protect a portion of its expected cash flow that it will use to fund its expected capital expenditures and service its debt. From time to time, NEG also may engage in transactions that are designed to lock-in what it believes are attractive commodity prices. These activities may limit future revenues from price increases and result in financial losses or reduce NEG’s net income.

•	Shortages of oil field equipment, services and qualified personnel could reduce NEG’s cash flow and adversely affect results of operations.

•	NEG may experience difficulty finding and acquiring additional reserves and may not be able to compensate for the depletion or its proved reserves.

•	NEG may not be able to compete successfully in acquiring prospective reserves, marketing production, attracting and retaining quality personnel, implementing new technologies and raising capital.

•	NEG faces significant risks associated with the operation of its business, including difficulty in extracting commercially viable quantities of oil and natural gas, natural and other disasters occurring at its well, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages, delays in the delivery of equipment or other factors.

•	Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and value of NEG’s reserves.

•	NEG may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing its production, attracting and retaining quality personnel, implementing new technologies and raising additional capital.
Operating Areas
      The following tables and descriptions set forth summary information attributable to NEG’s operating areas. The information contained in these tables is presented as of December 31, 2005, except as otherwise indicated:
Reserve and production data

					December 2005
	Proved Reserves				Average Net
				Pre-Tax	Daily Production
Areas	Bcfe(1)	% Gas	% Developed	PV-10(1)(2)	(MMcfe/d)	Reserve Life(3)

						(in years)
	($ in millions)
West Texas	222.2	90%	37%	$708	26	25
East Texas	124.9	97	41	424	21	22
Gulf Coast	80.2	72	80	351	42	5
Gulf of Mexico	40.1	49	51	201	17	6
Other	33.1	92	97	119	7	11

Total	500.5	86%	50%	$1,803	113	13

Drilling inventory and acreage data

			2006 Drilling Budget		Acreage(5)

	Identified Drilling	2005 Drilling	Gross	Capital	Total	Total
Areas	Locations(4)	Success %	Wells	Expenditures	Gross	Net

				($ in millions)
West Texas	1,549	92%	95	$58.2	140,100	42,300
East Texas	180	100	27	54.6	21,500	19,400
Gulf Coast	43	82	20	75.2	53,600	29,800
Gulf of Mexico	49	67	1	2.9	53,600	28,900
Other	7	91	6	2.5	70,500	36,900

Total	1,828	92%	149	$193.4	339,300	157,300

(1)	The total proved reserves and pre-tax PV-10 used in this table were derived from reserve information prepared by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, NEG’s independent petroleum consultants.

(2)	See “Non-GAAP Financial Measures and Reconciliations.”

(3)	Based on proved reserves and annual production volumes for the year ended December 31, 2005.

(4)	Identified drilling locations represent total gross drilling locations identified and scheduled by NEG’s management as an estimate of NEG’s multi-year drilling activities on existing acreage. Of the total locations shown in the table, 570 are classified as proved undeveloped. NEG’s actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.

(5)	Includes 13,260, 7,333 and 8,050 net acres with leases expiring during 2006, 2007 and 2008, respectively.

     West Texas area. The West Texas area consists of properties located on Longfellow Ranch and Goldsmith Adobe Unit.
      Longfellow Ranch. NEG’s Longfellow Ranch area and associated fields cover over 300,000 surface acres in the Val Verde Basin, a gas producing area. Of the 300,000 acres, 234,800 are undeveloped and subject to a Joint Exploration and Development Agreement with Riata Energy Inc., under which NEG has the option to acquire additional oil and gas leases. The remaining 65,200 acres are currently subject to developed oil and gas leases. NEG’s net interest in the developed leases is 17,100 acres. Longfellow Ranch is a highly productive, gas prone, geologically complex, multi-pay area. Drilling includes both infill and field expansion development, as well as significant exploration activities. Longfellow Ranch Field (Piñon Field) was discovered in 1983 by Fina Oil and Gas, but was not extensively developed due to lack of necessary pipeline and associated facilities. Riata Energy Inc. acquired the field in 1996 and began an extensive development program. The primary producing horizons in the field are the Caballos Novaculites of Devonian age located at depths ranging from 4,500 feet to 10,000 feet. Additional producing horizons include the lower Pennsylvanian Dimple and upper Mississippian Tesnus formations located at depths ranging from 2,000 feet to 4,500 feet. Other objectives include a normal stratigraphic section of Devonian, Silurian and Ordovician. NEG believes this field is in the early stages of development and it has potential to be a major contributor to NEG’s reserve and production growth. As of December 31, 2005, NEG has identified 1,488 drilling locations in this area, 401 of which are classified as proved undeveloped. In addition to NEG’s identified locations, approximately 105,500 gross acres are yet to be fully evaluated and NEG has not assigned any drilling locations to this acreage. For 2006, NEG has budgeted 88 gross wells with associated capital expenditures of $52.9 million.
      Goldsmith Adobe Unit. Goldsmith Adobe Unit, or GAU, and its surrounding areas are located in the Permian Basin of West Texas. NEG now owns a 99.9% working interest in GAU. Typically, wells drilled at GAU produce from the Upper Clearfork formation at an average depth of 6,100 feet. This field consists of 10,440 gross acres on which NEG have identified 61 drilling locations, 49 of which are classified as proved undeveloped locations. For 2006, NEG has budgeted 7 gross wells with associated capital expenditures of $5.3 million.
      East Texas area. NEG’s East Texas area is part of the Cotton Valley Trend which covers parts of East Texas and Northern Louisiana and is largely gas prone. NEG is targeting the tight sand reservoirs of the Cotton Valley, Pettit and Travis Peak formations at depths of 6,500 to 10,500 feet. These sands are typically distributed over a large area, leading to high drilling success rates. Due to the tight nature of the reservoirs, significant hydraulic fracture stimulation is required to obtain commercial production rates and efficiently drain the reservoir. Production in this area is generally characterized as long-lived, with wells having a high initial production and decline rates that stabilize at lower levels after several years. Moreover, area operators continue to focus on infill development drilling as many areas have been down spaced to 80 acres per well, with some areas down spaced to as little as 40 acres per well.
      NEG’s East Texas operations are focused in Texas counties of Harrison and Rusk. NEG’s primary fields are Blocker, Minden and Oak Hill. These fields consists of 21,500 gross acres on which NEG has identified 180 drilling locations, 86 of which are classified as proved undeveloped locations. NEG continues to seek acquisitions and joint ventures in East Texas, such as its recent Minden Field acquisition, to further grow NEG’s inventory of drilling locations.
      Gulf Coast area. NEG’s Gulf Coast area encompasses the large coastal plain from the southernmost tip of Texas through the Southern portion of Louisiana. This is a predominantly gas prone, multi-pay, geologically complex area where 3-D seismic and other advanced exploration technologies are critical to NEG’s efforts. This area is comprised of sediments ranging from Cretaceous through Tertiary age and is productive from very shallow depths of several thousand feet to depths in excess 18,000 feet. This is a geologically complex area with significant faulting and compartmentalized reservoirs. NEG targets shallower formations such as the Frio and the Miocene, as well as deeper horizons such as Wilcox and Vicksburg. Operations in this area are generally characterized as being comparatively higher risk and higher potential than in NEG’s other core areas, with successful wells typically having higher initial production rates with steeper declines and shorter production lives. Drilling cost per well also tend to be significantly higher than in NEG’s other areas due to the increased depth and complexity of wellbore conditions.
      NEG has an inventory of 18 identified prospects in this area containing 43 identified drilling locations, 14 of which are classified as proved undeveloped. In 2006, NEG intends to drill in Wharton County, Texas and Galveston Bay.
      Gulf of Mexico area. In the Gulf of Mexico, NEG’s focus is in State and Federal waters of Texas and Louisiana. The water depth ranges from 30 feet to 1,100 feet and activity extends from the coast to more than 100 miles offshore. The Gulf of Mexico is one of the premier producing basins in the United States and is an area where NEG has achieved value-added growth through exploitation and exploration. NEG’s production ranges in depth from several thousand feet to in excess of 17,000 feet. The reservoir rocks range in age from the Plio-Pleistocene through the Oligocene. Typical Gulf of Mexico reservoirs have high porosity and permeability and wells historically flow at prolific rates. Overall, the Gulf of Mexico is known as an area of high quality 3-D seismic acquisition. Integration of 3-D seismic with subsurface well control has allowed NEG to develop high-impact development and exploratory opportunities in this important basin.
      NEG’s major areas of activity include the blocks in East Breaks and High Island areas that are located off the Texas coast, and the East Cameron area located off the Louisiana coast. In most cases in this area NEG owns non-operating interests with larger companies such as Chevron, BP and Apache. NEG has an inventory of seven identified prospects in this area containing 49 identified drilling locations, 13 of which are classified as proved undeveloped.
      Other areas. NEG’s other oil and gas properties are located in the Mid-Continent area in Oklahoma and West Arkansas. These areas are characterized by multiple producing horizons and long-lived reserves and are primarily gas producing.
      Anadarko Basin. The Anadarko Basin properties are located throughout central and west Oklahoma. Anadarko Basin is among the most historically petroliferous basins of the continental United States. The Anadarko Basin is considered a mature oil and natural gas province characterized by multiple producing horizons and long-lived and predictable reserves with low cost operations. Most Anadarko Basin reserves are produced from formations at depths ranging from approximately 5,000 to 15,000 feet.
      Arkoma Basin. The Arkoma Basin properties are located in southeast Oklahoma and northwest Arkansas. The Arkoma Basin is considered a mature natural gas province characterized by multiple producing horizons and long-lived and predictable reserves with low cost operations. Most Arkoma Basin reserves are produced from formations at depths ranging from approximately 3,000 to 8,000 feet. The principal productive formations are Atokan and, to a lesser extent, Morrowan sandstones.
Oil and Gas Reserves
      NEG’s reserves are located in the continental United States. NEG’s reserve reports were prepared using constant prices and costs in accordance with the published guidelines of the SEC. The net weighted average prices used in NEG’s reserve reports as of December 31, 2005 were $57.28 per barrel of oil and $9.59 per Mcf of natural gas. As of December 31, 2005, NEG’s total proved reserves were 429.1 Bcf of natural gas and 11,904 MBbls of condensate and oil. The estimation of reserves and future net revenues can be materially affected by the oil and gas prices used in preparing the reserve report.
      The following table sets forth certain information for NEG’s total proved reserves of oil and gas and the pre-tax PV-10 of estimated future net revenues from such reserves as of December 31, 2005.

			Natural Gas	Pre-Tax
	Oil	Natural Gas	Equivalent	PV-10(1)
	(MBbls)	(MMcf)	(MMcfe)	(in thousands)

Proved Developed Reserves	8,340	200,520	250,560	$1,090,549
Proved Undeveloped Reserves	3,564	228,530	249,915	712,730

Total Proved Reserves	11,904	429,050	500,475	$1,803,279

(1)	See “NEG Non GAAP Financial Measures and Reconciliations.”
Oil and Gas Production and Unit Economics
      The following table shows the approximate net production attributable to NEG’s oil and gas interests, the average sales price per barrel of oil and Mcf of natural gas produced, and the average unit economics per Mcfe, or thousand cubic feet gas equivalent, related to NEG’s oil and gas production for the periods indicated. Information relating to properties acquired or sold is reflected in this table only since or up to the closing date of their respective acquisition or sale.

				Three Months
	Years Ended December 31,			Ended March 31,

	2003	2004	2005	2005	2006

Production data:
Oil (MBbls)	811	935	1,440	353	368
Natural gas (MMcf)	15,913	18,895	28,107	6,023	7,404
Natural gas liquids (MBbls)	166	549	350	91	101
Natural gas equivalents (MMcfe)	21,772	27,799	38,847	8,683	10,216
Average sales price(1):
Oil average sales price (per Bbl)
Price excluding realized gains or losses on derivative contracts	$30.26	$39.55	$55.72	$50.59	$62.52
Price including realized gains or losses on derivative contracts	27.32	29.89	48.95	48.22	55.54
Natural gas average sales price (per Mcf)
Price excluding realized gains or losses on derivative contracts	5.07	5.73	7.85	5.92	7.34
Price including realized gains or losses on derivative contracts	4.70	5.39	6.38	5.54	6.05
Natural gas liquids (per Bbl)	23.24	26.72	33.46	30.42	38.14
Expense per Mcfe:
Lease operating expenses	$0.49	$0.49	$0.70	$0.84	$0.83
Transportation and gathering	0.07	0.11	0.13	0.10	0.13
Taxes, other than income	0.37	0.39	0.43	0.41	0.25
Depreciation, depletion and amortization	1.81	2.17	2.35	2.34	2.36
General and administrative expenses	0.36	0.49	0.40	0.39	0.50

(1)	Excludes the effect of unrealized gains and losses on derivative contracts.

Productive Wells
      The following table sets forth NEG’s interests in productive wells, by principal area of operation, as of December 31, 2005.

	Oil		Natural Gas		Total

	Gross	Net	Gross	Net	Gross	Net

Area:
West Texas	164	159.6	174	67.1	338	226.7
East Texas	3	2.7	104	100.3	107	103.0
Gulf Coast	31	20.2	98	68.7	129	88.9
Gulf of Mexico	28	15.7	27	8.7	55	24.4
Other	39	12.5	210	97.2	249	109.7

Total	265	210.7	613	342.0	878	552.7

Leasehold Acreage
      The following table shows the approximate gross and net acres in which NEG had a leasehold interest, by principal area of operation, as of December 31, 2005.

	Developed Acreage		Undeveloped Acreage

	Gross	Net	Gross	Net

Area:
West Texas	31,200	15,900	108,900	26,400
East Texas	14,500	13,800	7,000	5,600
Gulf Coast	32,300	17,600	21,300	12,200
Gulf of Mexico	53,600	28,900	—	—
Other	70,500	36,900	—	—

Total	202,100	113,100	137,200	44,200

      NEG acquires a leasehold interest in the properties it explores. The leases grant the lessee the right to explore for and extract oil and gas from a specified area. Lease rentals usually consist of a fixed annual charge made prior to obtaining production. Once production has been established, a royalty is paid to the lessor based upon the gross proceeds from the sale of oil and gas. Once wells are drilled, a lease generally continues as long as production of oil and gas continues. In some cases, leases may be acquired in exchange for a commitment to drill or finance the drilling of a specified number of wells to predetermined depths.
      Substantially all of NEG’s producing oil and gas properties are located on leases held by NEG for an indeterminate number of years as long as production is maintained. All of NEG’s non-producing acreage is held under leases from mineral owners or a government entity which expire at varying dates. NEG is obligated to pay annual delay rentals to the lessors of certain properties in order to prevent the leases from terminating.

Drilling Activity
      The following table sets forth NEG’s exploration and development drilling results for the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003		2004		2005

	Gross	Net	Gross	Net	Gross	Net

Exploratory Wells(1):
Productive(2)	29	8.0	57	22.0	45	21.2
Non-productive	2	0.2	14	4.1	7	2.5

Total	31	8.2	71	26.1	52	23.7

Development Wells(1):
Productive(2)	38	27.4	40	20.0	45	30.2
Non-productive	1	0.4	—	—	1	0.2

Total	39	27.8	40	20.0	46	30.4

Combined Total	70	36.0	111	46.1	98	54.1

(1)	The number of net wells is the sum of the fractional working interests owned in gross wells.

(2)	Productive wells consist of wells that are completed or capable of production. Wells that are completed in more than one producing zone are counted as one well.
Production and Sales Prices
      NEG produces oil and gas solely in the continental United States. NEG currently sells a significant portion of oil pursuant to a contract with Plains Marketing and Transportation. NEG has no obligations to provide a fixed and determinable quantity of oil and/or natural gas in the future under existing contracts or agreements. NEG does not refine or process the oil and gas it produces, but sells the production to unaffiliated oil and gas purchasing companies in the area in which it is produced. NEG expects to sell crude oil on a market price basis and to sell natural gas under contracts to both interstate and intrastate natural gas pipeline companies.
Control Over Production Activities
      NEG operated 527 of the 878 producing wells in which NEG owned an interest as of December 31, 2005. The non-operated properties are operated by unrelated third parties pursuant to operating agreements which are generally standard in the industry. Significant decisions about operations regarding non-operated properties may be determined by the outside operator rather than by NEG. If NEG declines to participate in additional activities proposed by the outside operator under certain operating agreements, NEG will not receive revenues from, and/or will lose its interest in, the activity in which it declined to participate.
Markets and Customers
      A large percentage of NEG’s oil and gas sales are made to a small number of purchasers. Additionally, some of NEG’s oil and natural gas production attributable to non-operated properties is sold to other third party purchasers by the operator of such properties, which then remits NEG’s proportionate share of the proceeds to NEG. Riata is the largest single seller of oil and natural gas from NEG’s non-operated properties pursuant to such arrangement. For the year ended December 31, 2005, approximately 68% of NEG’s oil and natural gas revenues were generated from the following purchasers in the following percentages: Riata, 16%, Plains All American, 13%, Louis Dreyfus, 8%, Duke Energy, 15%, Crosstex Energy Services, 7% and Seminole Energy Services, 9%. NEG does not believe that the loss of any purchaser would have a material adverse effect on NEG’s business because, under prevailing market conditions, other purchasers are readily available.

      The agreement with Plains, entered into in 1993, provides for Plains to purchase NEG’s oil pursuant to West Texas Intermediate posted prices plus a premium. A portion of NEG’s natural gas production is sold pursuant to long-term netback contracts. Under netback contracts, gas purchasers buy gas from a number of producers, process the gas for natural gas liquids, and sell liquids and residue gas. Each producer receives a fixed portion of the proceeds from the sale of the liquids and residue gas. The gas purchasers pay for transportation, processing and marketing of the gas and liquids, and assume the risk of contracting pipelines and processing plants in return for a portion of the proceeds of the sale of the gas and liquids. Generally, because the purchasers are marketing large volumes of hydrocarbons gathered from multiple producers, higher prices may be obtained for the gas and liquids. The remainder of NEG’s natural gas is sold on the spot market under short-term contracts.
Regulatory Environment
      NEG’s oil and natural gas exploration, production and transportation activities are subject to extensive regulation at the federal, state and local levels. These regulations relate to, among other things, environmental and land use matters, conservation, safety, pipeline use, the drilling and spacing of wells, well stimulation, transportation, and forced pooling and protection of correlative rights among interest owners. The following is a summary discussion of some key regulations that affect NEG’s operations.

Environmental and Land Use Laws and Regulation
      A variety of federal, state and local environmental and land use laws and regulations apply to companies engaged in the exploration, production and sale of petroleum hydrocarbons. Some of these laws and regulations have been revised frequently in the past, and in some cases these changes have imposed more stringent requirements that increased operating costs and/or required capital expenditures to attain compliance with the heightened level of regulation. NEG believes that its business operations are in substantial compliance with current environmental laws and regulations. NEG understands that failure to comply with these requirements could result in civil and/or criminal fines and penalties as well as potential loss of permits or authorizations required for NEG’s business. NEG also understands that attaining and maintaining compliance at an increased or heightened level could result in an increase in expenditures. A discussion of some of the major federal law and regulations follows in order of the type of media with the potential to be impacted.
      Discharges to Waters. The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and comparable state statutes impose restrictions and limits on the discharge of pollutants into regulated waters and wetlands. These laws prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and other substances related to the oil and natural gas industry into onshore, coastal and offshore waters without appropriate permits. Some of the pollutant limitations have become more restrictive over the years and additional restrictions and limitations may be imposed in the future.
      The Clean Water Act also regulates stormwater discharges from industrial and construction activities. Regulations promulgated by the U.S. Environmental Protection Agency, or EPA, require industries engaged in certain industrial or construction activities to acquire permits and implement stormwater management plans and best management practices, to conduct periodic monitoring and reporting of discharges, and to train employees. Further, the EPA regulations require certain oil and natural gas exploration and production facilities to obtain permits for stormwater discharges. There may be costs associated with each of these regulatory requirements.
      The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants to regulated waters. It also provides for substantial liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into regulated waters.

      Oil Spill Regulations. Oil spills are regulated at the federal, state and local levels. The Clean Water Act and ensuing EPA regulations place restrictions and controls on certain regulated oil and gas activities that could pose the potential to spill oil to waters of the U.S. To prevent oil spills, EPA requires owners or operators of certain oil storage facilities to prepare and implement Spill Prevention, Control and Countermeasure (or SPCC) Plans that detail the facility’s spill prevention and control measures.
      The Oil Pollution Act of 1990, as amended, also known as OPA ’90, amends and augments the Clean Water Act relating to oil spills, imposing potentially unlimited liability on responsible parties, without regard to fault, for the costs of cleanup and other damages resulting from an oil spill in “waters of the United States.” EPA and the Courts have interpreted the term “waters of the United States” very broadly. OPA ’90 regulations that affect certain oil and gas activities have been promulgated by the Department of Transportation, the EPA, the U.S. Coast Guard and the Department of the Interior Minerals Management Service (or MMS). These agencies regulate transportation and non-transportation activities and have promulgated regulations that require affected oil and gas operators to develop, implement and maintain facility response plans, to provide annual spill training to certain employees and to provide varying degrees of financial assurance. Responsible parties regulated under OPA ’90 include (1) owners and operators of onshore and coastal facilities and pipelines and (2) owners, operators and lessees of offshore oil and gas facilities, including pipelines. OPA ’90 also requires parties responsible for offshore facilities to provide financial assurance in the amounts ranging from $35-$150 million to cover potential OPA liabilities. Such responsible parties are also required to provide evidence of (1) ownership of spill response capability in the form of response vessels, clean-up equipment and trained response personnel or (2) membership in an oil spill clean-up cooperative with such capability. NEG demonstrates compliance with OPA ’90 by providing for annual employee training, conducting quarterly and annual spill drills, through the development and maintenance of area-wide response plans, bonds in evidence of financial responsibility, and membership in Clean Gulf Associates, as affiliated with the Marine Spill Response Corporation. In Texas, spills of oil to state waters are regulated by the Texas General Land Office, or TXGLO. The lead agency for spills of oil on land resulting from oil and gas operations is the Railroad Commission of Texas. The TXGLO requires that owners and operators of regulated facilities prepare and maintain response plans, conduct annual spill training and conduct annual spill drills. The TXGLO also performs yearly inspections of all regulated oil and gas facilities and has a policy to visually inspect all oil spills to state waters.
      Air Emissions. NEG’s operations are subject to local, state and federal regulations governing emissions of air pollution, including the federal Clean Air Act. Significant sources of air emissions are subject to permitting and emission control requirements. Major sources of air pollutants, as defined and compared to minor sources, are subject to more stringent standards. Areas of the country that have not attained the standards for air quality established under the Clean Air Act have been designated as non-attainment areas by the EPA. Conversely, those that do attain the air quality standards are designated as attainment areas. Certain air emission requirements are stricter for oil and gas operations in non-attainment areas. Some of NEG’s producing wells and production and pipeline facilities are in designated non-attainment areas and are subject to more stringent emission limitations and permitting requirements. Failure to comply with air pollution regulations or permits are generally resolved through administrative enforcement actions that can result in orders to correct any identified deficiencies and to pay monetary fines and penalties. Alternatively, civil and criminal enforcement actions can be brought judicially. In addition to administrative and judicial penalty exposure, regulatory agencies can seek injunctive relief such as requiring NEG to forego construction, modification or operation of certain air emission sources or compelling NEG to install air pollution controls to minimize emissions. Air emissions from oil and natural gas operations are also regulated by oil and natural gas permitting agencies, including the MMS, the State Lands Commission and other local agencies. As NEG plans for and develops new facilities, potential air emissions are calculated for each regulated air pollutant and permits are sought and acquired as necessary. NEG believes that its well sites and other facilities are in material compliance with applicable federal, state and local air emission laws and regulations.
      Contaminated Site Remediation/ Superfund. The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA, and comparable state statutes (together with CERCLA, commonly known as Superfund laws) impose liability for releases of “hazardous substances” into the environment. Such liability typically covers the costs of investigation and remediation of contaminated soil and groundwater and can include assessments for natural resource damages. CERCLA liability is joint, several and retroactive, i.e., it can be imposed without regard to fault or the legality of the original conduct. In practice, clean-up costs are usually allocated among classes of persons, the potentially responsible parties or PRPs, who include the current and certain past owners and operators of a facility where there has been a release or threat of release of a hazardous substance and persons who disposed of or arranged for the disposal of the hazardous substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover the cost of such action from the PRPs. Liability can arise from conditions on properties where operations are conducted and/or from conditions at third party disposal facilities where wastes from operations were sent.
      CERCLA currently excludes petroleum (including crude oil or any fraction thereof) from the definition of hazardous substance. Although this exclusion means that NEG is generally not subject to liability under CERCLA for releases of petroleum, NEG cannot assure you that all of the substances that it produces or handles will fall within the petroleum exclusion. CERCLA’s petroleum exclusion has been narrowly interpreted and may not apply to all of the hazardous substances that may have been released by NEG’s operations. NEG also cannot assure you that the CERCLA petroleum exclusion will be preserved in any future amendments of the act. Such amendments, if adopted, could have a significant impact on NEG’s costs or operations. In addition, some state Superfund statutes that are applicable to NEG’s operations, for example Oklahoma, do not contain a petroleum exclusion.
      NEG currently owns or leases a number of properties that have been used for production of oil and natural gas for many years, some of which were previously owned or leased by other owners or operators. If the prior owners and/or operators of these properties utilized accepted standard industry practices that predated the promulgation of environmental laws, hydrocarbons or other hazardous and non-hazardous wastes may have been disposed or released on or under these properties. Additionally, NEG’s operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA and similar state statutes at a future date. Accordingly, although NEG believes its current operations materially comply with the current State and federal laws applicable to oil and natural gas wastes and properties, NEG cannot assure you that NEG will not become liable for the remediation of contaminated properties in the future. Furthermore, although NEG conducts due diligence reviews on properties that NEG acquires and routinely inspect properties it operates, NEG cannot assure you that all contamination (in excess of current regulatory standards) has been discovered. NEG has no knowledge of existing contamination on its properties that requires any material cleanup under CERCLA or similar state laws. However, if future investigations identify any such contamination, or if more stringent laws are promulgated in the future, NEG could be liable for costs of investigation and remediation or payment of natural resource damages for property, including groundwater, impacted by wastes disposed of or released by NEG’s operations or by prior owners or operators, or required to perform remedial well plugging operations to prevent future, or mitigate existing, contamination. To NEG’s knowledge, neither NEG nor its predecessors have been designated as a PRP by the EPA under CERCLA at any site. NEG also does not know of any prior owners or operators of its properties that are named as PRPs related to their ownership or operation of such properties.
      Waste Disposal. NEG’s operations are regulated by the federal Resource Conservation and Recovery Act, also known as RCRA, and other comparable state statutes with respect to the treatment, storage and disposal of regulated waste. The EPA has limited the disposal options for certain wastes that are designated as hazardous and extremely hazardous, as defined under RCRA, and has imposed remedial obligations on facilities where such wastes are treated, stored or disposed. State and federal oil and natural gas regulations also provide guidelines for the storage and disposal of solid wastes resulting from the production of oil and natural gas, both onshore and offshore, but generally follow the federal RCRA requirements and exemptions. Under RCRA, however, certain oil and natural gas exploration and production wastes are exempt from regulation. In the past, some parties have proposed that these currently RCRA-exempt wastes (including wastes generated during pipeline, drilling and production operations) be designated as hazardous wastes, and therefore subject to more rigorous and costly operating, disposal and clean-up requirements. Although NEG is not presently aware of any such regulatory proposals, any future decision by either EPA or the States to subject currently exempt oil and gas production wastes to more stringent regulation could have a significant impact on NEG’s operating costs and results of operations.
      Although NEG believes it has utilized generally accepted waste disposal practices and has operated in material compliance with applicable waste disposal regulations, it cannot be discounted that wastes may have been disposed of or released, either by NEG, third parties or other owners/operators, on or under the properties currently owned, managed or leased by NEG. It also cannot be discounted that wastes generated by NEG’s operations, and disposed of either by acceptable practice or in material compliance with current law, may have become contaminated and/or mixed with other more highly-regulated wastes from other owners and operators and improperly disposed of by them in landfills or other regulated disposal sites NEG has used. As discussed above, NEG could become liable for the cost of remediating such properties.
      Underground Injection. Underground injection is the subsurface placement of fluid through a well, such as the re-injection of brine produced and separated from oil and natural gas production. The Safe Drinking Water Act of 1974, as amended, establishes a regulatory framework for underground injection, with the main goal being the protection of usable-quality aquifers. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Hazardous-waste injection well operations are strictly controlled and certain wastes, absent an exemption, cannot be injected into underground wells. Injection wells most associated with oil and gas production operations involve the re-injection of produced waters. No underground injection may take place except as authorized by permit or rule. Typically, such regulations are promulgated and enforced through state agencies. NEG currently owns and operates many underground injection operations and are subject to the state permit requirements. Failure to abide by these permits could subject NEG to civil and/or criminal enforcement resulting in imposition of fines or injunctive relief, such as compliance orders or revocation of permits. NEG believes that it is in material compliance in all material respects with the requirements of applicable state underground injection control programs and related permits.
      Disclosure of Hazardous Materials. The Occupational Safety and Health Administration, also known as OSHA, hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that NEG organize and/or disclose information about hazardous materials used or produced in its operations. NEG believes that it is in material compliance with these applicable requirements and with other OSHA and comparable requirements.
      Animal and Plant Species; Coastal Resources. Executive Order 13158, issued on May 26, 2000, directs federal agencies to safeguard existing Marine Protected Areas, or MPAs, in the United States and establish new MPAs. The order requires federal agencies to avoid harm to MPAs to the extent permitted by law and to the maximum extent practicable. It also directs the EPA to propose new regulations under the Clean Water Act to ensure appropriate levels of protection for the marine environment. This order has the potential to adversely affect NEG’s operations by restricting areas in which NEG may carry out future development and exploration projects and/or causing NEG to incur increased operating expenses.
      Federal Lease Stipulations address the reduction of potential taking of protected marine species (sea turtles, marine mammals, gulf sturgeon and other listed marine species). MMS permit approvals will be conditioned on collection and removal of debris resulting from activities related to exploration, development and production of offshore leases. MMS has issued Notices to Lessees and Operators, or NTL, 2003-G06 advising of requirements for posting of signs in prominent places on all vessels and structures.
      Certain flora and fauna that have officially been classified as “threatened” or “endangered” are protected by the Endangered Species Act. This law prohibits any activities that could “take” a protected plant or animal or reduce or degrade its habitat area. If endangered species are located in an area NEG wishes to develop, the work could be prohibited or delayed or expensive mitigation might be required.
      There are various federal and state programs that regulate the conservation and development of coastal resources. The federal Coastal Zone Management Act, also known as the CZMA, was passed in 1972 to preserve and, where possible, restore the natural resources of the nation’s coastal zone. The CZMA provides for federal grants for state management programs that regulate land use, water use and coastal development. States, such as Texas, also have coastal management programs, which provide for, among other things, the coordination among local and state authorities to protect coastal resources through regulating land use, water, and coastal development. Coastal management programs also may provide for the review of state and federal agency rules and agency actions for consistency with the goals and policies of the state coastal management plan. In the event NEG’s activities trigger these programs, this review may impact agency permitting and review activities and add an additional layer of review to certain activities undertaken by NEG.
      Other statutes that provide protection to animal and plant species and which may apply to NEG’s operations include, but are not necessarily limited to, the National Environmental Policy Act, the Oil Pollution Act, the Emergency Planning and Community Right-to-Know Act, the Marine Mammal Protection Act, the Marine Protection, Research and Sanctuaries Act, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. These laws and regulations may require the acquisition of a permit or other authorization before construction or drilling commences and may limit or prohibit construction, drilling and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from NEG’s operations. The permits required for NEG’s various operations are subject to revocation, modification and renewal by issuing authorities.
      Well Plugging and Abandonment, Facility Decommissioning and Site Reclamation Requirements. Federal, state and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production facilities and pipelines and for the site restoration in areas where NEG operates. MMS regulations require that owners and operators plug and abandon wells and decommission and remove NEG’s offshore facilities located in federal offshore leases in a prescribed manner. The MMS requires federal leaseholders to post performance bonds or otherwise provide necessary financial assurances to provide for such abandonment, decommissioning and removal. The Railroad Commission of Texas has financial responsibility requirements for owners and operators of facilities in state waters to provide for similar assurances. The U.S. Army Corps of Engineers (or ACE) and many other state and local municipalities have regulations for plugging and abandonment, decommissioning and site restoration. Although the ACE does not require bonds or other financial assurances, some other state agencies and municipalities do have such requirements. NEG believes it is in material compliance with the federal offshore and all other state and local requirements for plugging, abandonment, closure, decommissioning and site reclamation for the areas in which NEG conducts its oil and gas operations. NEG is not aware of, nor has it received any notice of, any allegation that NEG is not in material compliance with such requirements.

Potential Material Costs Associated with Environmental Regulation of NEG’s Oil and Natural Gas Operations
      NEG will incur significant plugging, abandonment and dismantlement costs in the future related to environmental and land use regulations associated with its existing properties and operations and those that it may acquire in the future. As is customary in the industry, NEG may also contractually assume plugging, abandonment and dismantlement, clean up and other obligations in connection with its acquisition of operating interests in the fields. These costs can be significant.
      As of March 31, 2006, NEG had approximately $26.6 million held in various escrow accounts relating to the asset retirement obligations for certain offshore properties located in federal waters. The total estimated expected future costs to fulfill NEG future plugging, abandoning, dismantlement and structure removal obligations on these properties as of March 31, 2006 was approximately $41.9 million. This obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.
      NEG does not maintain monetary reserves related to such asset retirement obligations for onshore properties and those located in state waters. The cost to plug, abandon, dismantle and remove wells and associated equipment on these properties is proportionately shared with other working interest owners and are typically incurred at the time the assets are retired. It is NEG experience that wells may be sold to third parties prior to the need to incur plugging and abandonment expenses, and when this occurs, the costs for plugging and abandonment are typically assumed by the third party. When they are not sold to third parties, NEG has found that the plugging and abandonment liability of onshore properties is substantially offset by the value of the equipment salvaged.
      Other potential, material costs may be incurred for wells in federal waters that exhibit a phenomenon known as sustained casing pressure. NEG has identified nine of its wells that exhibit sustained casing pressure. At the present time, NEG has incurred no costs, other than well head monitoring costs, nor are there any legal requirements to incur any costs to repair sustained casing pressure in these wells.
      However, the MMS is currently working on rules and regulations that may require NEG to repair or plug offshore wells with sustained casing pressure. Because the rules and regulation have not been developed, we cannot reasonably estimate the cost, if any, that NEG may be required to incur to repair the sustained casing pressure of these nine wells. Until such a time that new rules are promulgated and become effective, NEG maintains compliance with current MMS rules by routinely monitoring and reporting the condition of these wells to the MMS.
      NEG believes that its operations are in material compliance with all applicable oil and natural gas, safety, environmental and land use laws and regulations, and NEG works diligently to ensure continuing compliance. NEG is not aware of, nor has it received any notice of, any allegation that NEG is not in material compliance with such requirements. However, on occasion spills occur or NEG receives notices of non-compliance with certain requirements from federal, state, or local regulatory agencies. These notices are typically administrative in nature resulting in an infraction of operating procedure and require resolving the matter in a prescribed fashion and timeframe. Administrative fines are generally waived or are minimal in degree, usually in payment of agency costs for time and materials associated with inspections. However, NEG could face more serious enforcement depending on the nature of the spill or non-compliance and/or the media impacted by the spill or non-compliance. NEG may incur significant costs for: (1) clean-up and damages due to spills or other releases; and (2) civil penalties imposed for spills, releases or non-compliance with applicable laws and regulations. If substantial liabilities to third parties or governmental entities are incurred, the payment of such claims may reduce or eliminate the funds available for project investment or result in loss of NEG’s properties. Although NEG maintains insurance coverage its considers to be customary in the industry, NEG is not fully insured against all of these risks, either because insurance is not available or because of high premiums. Accordingly, NEG may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premiums or for other reasons.
      NEG does not anticipate that it will be required in the near future to expend amounts that are material in relation to its total capital expenditures program complying with environmental laws and regulations, but inasmuch as these laws and regulations are frequently changed and are subject to interpretation, NEG is unable to predict with any certainty the ultimate cost of compliance or the extent of liability risks. NEG is also unable to assure you that more stringent laws and regulations protecting the environment will not be adopted and that NEG will not incur material expenses in complying with environmental laws and regulations in the future. At any time, NEG may be forced to incur significant costs to install controls or make operational changes to comply with existing, new and evolving environmental compliance requirements. The imposition of any of these liabilities or compliance obligations on NEG may have a material adverse effect on NEG’s financial condition and results of operations.
Other Regulation
      Transportation of Oil and Natural Gas. The Hazardous Liquids Pipeline Safety Act of 1979, as amended, also known as HLPSA, and the Pipeline Safety Act of 1992, also known as the Pipeline Safety Act, govern and set standards for the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Where applicable, the HLPSA requires pipeline operators to comply with regulations issued pursuant to HLPSA that are designed to permit access to and allow copying of records and to make certain reports available and provide information as required by the Secretary of Transportation.

      The Pipeline Safety Act amends the HLPSA in several important respects. The Pipeline Safety Act requires the Research and Special Programs Administration of DOT, or RSPA, to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In addition, the Pipeline Safety Act mandates the establishment by DOT of pipeline operator qualification rules requiring minimum training requirements for operators and requires that pipeline operators provide maps and records to RSPA. It also authorizes RSPA to require certain pipeline modifications as well as operational and maintenance changes.
      Currently, none of the lines that NEG operates are subject to regulation by the U.S. Department of Transportation, (or DOT). However, certain of the requirements of the above Acts are included by reference into certain state and local pipeline regulations. The MMS also has jurisdiction over lines in federal offshore leases and have requirements for their operation, maintenance and abandonment. NEG believes its pipelines are in material compliance with existing pipeline regulations and comparable state laws and regulations. However, NEG could incur significant expenses if new or additional safety measures are required on existing lines or if NEG’s operations expand in scope and manner that would cause them to be otherwise regulated.
      In October 2005, the DOT published a proposed rule to change the definition of onshore “gas gathering” pipeline in order to distinguish onshore gathering lines from onshore transmission lines and production facilities. The public comment period on the proposed rule closed on January 3, 2006. Depending on the final definitions adopted by the agency, NEG’s pipelines could become subject to new or different pipeline safety requirements.
      The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission (or FERC), under the Natural Gas Act, as well as the Natural Gas Policy Act. Since 1985, FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, non-discriminatory basis. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the results of Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines’ traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.
      Similarly, the Railroad Commission of Texas has been changing its regulations governing transportation and gathering services provided by intrastate pipelines and gatherers. While the changes by these federal and state regulators affect NEG only indirectly, they are intended to further enhance competition in natural gas markets. NEG cannot predict what further action the FERC or state regulators will take on these matters; however, NEG does not believe that it will be affected by any action taken materially differently than other natural gas producers with which NEG competes.
      The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are also regulated by FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil pipelines to fulfill the requirements of Title VIII of the Energy Policy Act of 1992, comprised of an indexing system to establish ceilings on interstate oil pipeline rates. FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000 concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC’s pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.
      With respect to transportation of natural gas on the Outer Continental Shelf, or OCS, FERC requires, as a part of its regulation under the Outer Continental Shelf Lands Act, or OCSLA, that all pipelines provide open and non-discriminatory access to both owner and non-owner shippers. One of FERC’s principal goals in carrying out OCSLA’s mandate is to increase transparency in the market to provide producers and shippers on the OCS with greater assurance of open access service on pipelines located on the OCS and non-discriminatory rates and conditions of service on such pipelines.
      Federal Leases. As described above, certain of NEG’s operations are located on federal oil and natural gas leases, which are administered by the MMS pursuant to the OCSLA. These leases were issued through competitive bidding and contain relatively standardized terms. These leases require compliance with detailed MMS regulations and orders that are subject to interpretation and change by the MMS.
      For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. Lessees must also obtain permits from the MMS prior to the commencement of drilling. The cost of obtaining such approvals and permits is not significant, but may result in delays in NEG’s exploration, development or production plans. The MMS has promulgated regulations requiring offshore production facilities located on the OCS, to meet stringent engineering and construction specifications. The MMS also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities.
      To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be satisfied. The cost of these bonds or assurances can be substantial, and there is no assurance that they can be obtained in all cases. NEG is currently subject to supplemental bonding requirements by the MMS. As of December 31, 2005, our annual cost of obtaining the required bonds was approximately $0.2 million per year. Material deviation from MMS regulations could result in the MMS suspending or terminating an operator’s or lessee’s offshore operations. Any such suspension or termination could materially adversely affect NEG’s financial condition and results of operations.
      The MMS also administers the collection of royalties under the terms of the OCSLA and the oil and natural gas leases issued thereunder. The amount of royalties due is based upon the terms of the oil and natural gas leases as well as the regulations promulgated by the MMS and is approximately 16 2/3 % of gross revenues on our leases. The MMS regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases currently rely on arm’s-length sales prices and spot market prices as indicators of value. On August 20, 2003, the MMS issued a proposed rule that would change certain components of its valuation procedures for the calculation of royalties owed for crude oil sales. The proposal would change the valuation basis for transactions not at arm’s-length from spot to the New York Mercantile Exchange prices adjusted for locality and quality differentials and would clarify the treatment of transactions under a joint operating agreement. Final comments on the proposed rule were due on November 10, 2003. NEG cannot predict whether this proposed rule will take effect as written, nor can NEG predict whether the proposed rule, if it takes effect, will be challenged in federal court and whether it will withstand such a challenge. NEG believes this rule, as proposed, will not have a material impact on its financial condition, liquidity or results of operations.
      U.S. federal taxation. The federal government may propose tax initiatives that affect NEG. NEG is unable to determine what effect, if any, future proposals would have on product demand or NEG’s results of operations.
      State Regulation of Exploration and Production. Each of the states in which NEG operates regulate the exploration, drilling, and development and marketing of oil, natural gas, and natural gas condensate. Such regulations have been developed to conserve minerals and for the protection of correlative rights. These regulations include requirements for obtaining drilling permits, for developing new fields, for insuring proper well spacing and density and for insuring sound well operation and proper plugging and abandonment. The rate at which wells may be produced and also be regulated and the maximum daily production allowable from both oil and gas wells may be established on a market demand or conservation basis or both.

Operating Hazards and Insurance
      The oil and natural gas business involves a variety of operating risks. In accordance with industry practice, NEG maintains insurance against some, but not all, potential risks and losses. For some risks, NEG may not obtain insurance if it believes the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect NEG.
Title to Properties
      NEG believes that it has satisfactory title to all of its material assets. Although title to NEG’s properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, NEG believes that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from NEG’s interest in these properties or will materially interfere with NEG’s use in the operation of its business. In addition, NEG’s revolving credit facility is secured by a first priority lien on substantially all of its oil and natural gas properties and other assets. In addition, NEG believes that it has obtained sufficient right-of-way grants and permits from public authorities and private parties for NEG to operate its business in all material respects as described in this joint information statement/ prospectus.
Competition
      The oil and natural gas industry is highly competitive. NEG encounters strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of NEG’s competitors have financial and technical resources and staffs substantially larger than NEG’s. As a result, NEG’s competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than NEG’s financial or personnel resources will permit.
      NEG is also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. NEG is unable to predict when, or if, such shortages may again occur or how they would affect its development and exploration activities.
      Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and NEG cannot assure you that we will be able to compete satisfactorily. Many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Although NEG regularly evaluates acquisition opportunities and submit bids as part of its growth strategy, NEG does not have any current agreements, understandings or arrangements with respect to any material acquisition.
Employees
      As of May 1, 2006, National Energy Group employed 94 people. Upon completion of the merger, all of National Energy Group’s employees will become employees of NEG. None of National Energy Group’s employees are covered by collective bargaining agreements.
Legal Proceedings
      NEG is from time to time party to various legal proceedings arising out of its businesses. NEG believes, however, that there are no proceedings pending or threatened against it which, if determined adversely, would have a material adverse effect on its business, financial condition, results of operations or liquidity.

NATIONAL ENERGY GROUP
Overview of National Energy Group’s Business
      National Energy Group is a management company engaged in the business of managing the exploration, development, production and operations of oil and natural gas properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico). National Energy Group manages the oil and natural gas operations of NEG Operating, National Onshore and National Offshore, all of which are affiliated entities. National Energy Group’s principal assets are its unconsolidated non-controlling membership interest in NEG Holding, and the management agreements with NEG Operating, National Onshore and National Offshore.
      National Energy Group was incorporated under the laws of the State of Delaware on November 20, 1990 and, prior to February 1999, operated as an independent oil and natural gas company engaged in the exploration, development, exploitation and acquisition of oil and natural gas reserves in North America. In February 1999, National Energy Group was placed under involuntary, court ordered bankruptcy protection and emerged from bankruptcy under a Plan of Reorganization on August 4, 2000. The final decree closing the case became effective December 13, 2001. Accordingly, National Energy Group has effectively settled all matters relating to its bankruptcy proceeding.
      As mandated by the Plan of Reorganization and the bankruptcy court, on September 12, 2001, but effective May 1, 2001, National Energy Group contributed all of its operating assets and oil and natural gas properties excluding cash of $4.3 million to NEG Holding. In exchange, National Energy Group received a non-controlling membership interest in NEG Holding. Gascon Partners, an entity owned or controlled by Carl C. Icahn, contributed certain assets to NEG Holding in exchange for the remaining managing membership interest. NEG Holding is controlled by the managing member, NEG Oil & Gas which purchased its interest from Gascon Partners in 2005. Effective May 1, 2001, NEG Holding contributed the majority of its assets and liabilities to NEG Operating, a 100% owned subsidiary of NEG Holding. Concurrently, National Energy Group entered into a management and operating agreement to manage the operations of NEG Operating, also an affiliated entity.
      In August 2003 and November 2004, National Energy Group entered into agreements to manage the operations of National Onshore and National Offshore, respectively. Both National Onshore and National Offshore are owned by NEG Oil & Gas.
      Due to the substantial uncertainty relating to distributions from NEG Holding, National Energy Group accounts for its unconsolidated non-controlling interest in NEG Holding as a preferred investment. National Energy Group recognizes income from the accretion of its investment in NEG Holding using the interest method. National Energy Group’s revenues are comprised solely of the accretion of its investment in NEG Holding and fees received for the management of NEG Operating, National Onshore and National Offshore.
      National Energy Group’s headquarters are located in Dallas, Texas.
Ownership and Control of Outstanding Stock
      NEG Oil & Gas owns 50.01% of National Energy Group’s outstanding common stock at March 31, 2006. NEG Oil & Gas is a wholly-owned subsidiary of AREP, which owns 99% of AREH. NEG Oil & Gas owns all of National Energy Group’s 10 3/4% notes. The general partner of AREH, American Property Investors, Inc., or API, is indirectly wholly-owned by Carl C. Icahn. As such, National Energy Group may be deemed to be controlled by an affiliate of Mr. Icahn and his affiliated entities. Certain members of National Energy Group’s Board of Directors have affiliations with various affiliates of AREH, including Arnos, High River, AREP, which owns 99% of AREH, API, High Coast Limited Partnership, Cadus Pharmaceutical Corporation and Greenville Holding LLC. Mr. Martin L. Hirsch, one of National Energy Group’s directors, is a director and the Executive Vice President of AREH. Mr. Robert J. Mitchell, one of National Energy Group’s directors, was an employee of affiliates of Arnos and High River, before he retired effective November 1, 2004. Mr. Jack G. Wasserman, also one of National Energy Group’s directors, is a member of the board of directors for both API and Cadus Pharmaceutical Corporation and a member of the API audit committee. Mr. Icahn is the largest single shareholder of Cadus Pharmaceutical Corporation and Arnos Corp. High Coast Limited Partnership, High River Limited Partnership, API, Greenville Holding LLC, AREP and AREH are entities affiliated with Mr. Icahn. National Energy Group’s policy is to engage in transactions with related parties on terms that in National Energy Group’s opinion, are no less favorable to it than could be obtained from unrelated parties.
      On June 30, 2005, AREP purchased Gascon Partners’s managing membership interest in NEG Holding, including NEG Holding’s 100% membership interest in NEG Operating, together with Gascon Partner’s option to redeem National Energy Group’s interest in NEG Holding, and concurrently contributed the interest and redemption option to NEG Oil & Gas.
Proposed Merger
      See “The Merger.”
The NEG Holding Operating Agreement
      NEG Holding is governed by an operating agreement effective as of May 12, 2001, which provides for management and control of NEG Holding by Gascon Partners (now NEG Oil & Gas) and distributions to National Energy Group and NEG Oil & Gas based on a prescribed order of distributions.
Order of Distributions
      Pursuant to the NEG Holding Operating Agreement, distributions from NEG Holding to National Energy Group and NEG Oil & Gas shall be made in the following order:

1. Guaranteed payments are to be paid to National Energy Group, calculated on an annual interest rate of 10.75% on the outstanding priority amount. The priority amount includes all outstanding debt owed to NEG Oil & Gas, including the amount of National Energy Group’s 10 3/4 % notes. As of March 31, 2006, the priority amount was $148.6 million. The guaranteed payments will be made on a semi-annual basis.

2. The priority amount is to be paid to National Energy Group. Such payment is to occur by November 1, 2006.

3. An amount equal to the priority amount and all guaranteed payments paid to National Energy Group, plus any additional capital contributions made by NEG Oil & Gas, less any distributions previously made by NEG Holding to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

4. An amount equal to the aggregate annual interest (calculated at prime plus 1/2% on the sum of the guaranteed payments), plus any unpaid interest for prior years (calculated at prime plus 1/2% on the sum of the guaranteed payments), less any distributions previously made by NEG Holding to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

5. After the above distributions have been made, any additional distributions will be made in accordance with the ratio of NEG Oil & Gas and National Energy Group’s respective capital accounts, as defined in the NEG Holding Operating Agreement.
      National Energy Group anticipates that the priority amount will be used to repay its indebtedness (currently held by NEG Oil & Gas). The guaranteed payments are expected to be sufficient to make the interest payments on National Energy Group’s 10 3/4 % notes. There is substantial uncertainty that National Energy Group will receive any distribution above the priority amount and guaranteed payments from NEG Holding. Due to the uncertainty, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount expected to be collected through November 2006 (based on the terms of the NEG Holding Operating Agreement), recognizing the accretion income in earnings. National Energy Group’s investment in NEG Holding will be reduced to zero upon National Energy Group’s collection of the priority amount. Due to the substantial uncertainty that National Energy Group will receive any distribution in excess of the priority amount and guaranteed payment amounts from NEG Holding, National Energy Group does not record any income or recognize an asset related to its residual equity interest until such time that NEG Oil & Gas has received its contractually required distributions from NEG Holding. National Energy Group accounts for its residual equity investment in NEG Holding in accordance with Accounting Principles Board Opinion No. 18 “the Equity Method of Accounting for Investments in Common Stock,” or APB 18.
Redemption Provision in the NEG Holding Operating Agreement
      The NEG Holding operating agreement contains a provision that allows the managing member (currently NEG Oil & Gas), at any time, in its sole discretion, to redeem National Energy Group’s membership interest in NEG Holding at a price equal to the fair market value of such interest determined as if NEG Holding had sold all of its assets for fair market value and liquidated. Since all of National Energy Group’s operating assets and oil and natural gas properties have been contributed to NEG Holding, following such a redemption, National Energy Group’s principal assets would consist solely of cash balances.
      In the event that such redemption right is exercised and if there is a subsequent liquidation and distribution of the proceeds, National Energy Group may be obligated to use the proceeds that National Energy Group would receive for its redeemed membership interest to pay outstanding indebtedness and operating expenses before any distribution of any portion of such proceeds could be made. Whether there would be proceeds remaining under these circumstances depends on the fair market value of NEG Holding’s assets, which is based principally on reserve replacement, production and oil and natural gas prices. While NEG Holding has experienced a period of rapidly increasing oil and natural gas prices, which has caused an increase in the value of oil and natural gas properties, there can be no assurance that oil and natural gas prices will continue to increase or remain at current levels or that NEG Holding will continue to replace reserves. Further, National Energy Group has no control over whether the redemption option may be exercised or the timing of any such redemption. If National Energy Group’s membership interest is redeemed, following the payment of National Energy Group’s indebtedness, including the outstanding balance of $148.6 million relating to National Energy Group’s 10 3/4 % notes and National Energy Group’s operating expenses, there is a substantial risk that there will be no proceeds remaining. The disposition of any such proceeds would be determined by National Energy Group’s board of directors. It is the present intention of NEG Holding to continue to conduct oil and natural gas drilling and development activities in the ordinary course of business and to seek additional reserves.
The Reorganized Company
      National Energy Group remains highly leveraged following confirmation of National Energy Group’s plan of reorganization and entry into the foregoing transactions. Further, as a result of the terms and conditions of the various agreements related to the repayment of National Energy Group’s indebtedness and repayment of the priority amount and the guaranteed payments, plus accrued interest, to NEG Oil & Gas, there is a substantial risk that there will be no proceeds remaining for distribution to National Energy Group’s stockholders.
Management Agreements

NEG Operating Management Agreement
      The management and operation of NEG Operating is being undertaken by National Energy Group pursuant to a management agreement which National Energy Group entered into with NEG Operating, effective May 1, 2001. However, neither National Energy Group’s management nor directors control the strategic direction of NEG Operating’s oil and natural gas business, including oil and natural gas drilling and capital investments, which are controlled by the managing member of NEG Holding (currently NEG Oil & Gas). The NEG Operating Management Agreement provides that National Energy Group will manage NEG Operating’s oil and natural gas assets and business until the earlier of November 1, 2006, or such time as NEG Operating no longer owns any of the managed oil and natural gas properties. National Energy Group’s employees conduct the day-to-day operations of NEG Operating’s oil and natural gas business, and all costs and expenses incurred in the operation of the oil and natural gas properties are borne by NEG Operating; although the management agreement provides that the salary of National Energy Group’s Chief Executive Officer shall be 70% attributable to the managed oil and natural gas properties, and the salaries of each of the General Counsel and Chief Financial Officer shall be 20% attributable to the managed oil and natural gas properties. In exchange for National Energy Group’s management services, NEG Operating pays National Energy Group a management fee equal to 115% of the actual direct and indirect administrative and reasonable overhead costs that National Energy Group incurs in operating the oil and natural gas properties. National Energy Group or NEG Operating may seek to change the management fee to within the range of 110%-115% as such change is deemed warranted. However, both NEG Operating and National Energy Group has agreed to consult with each other to ensure that such administrative and reasonable overhead costs attributable to the managed properties are properly reflected in the management fee. In addition, NEG Operating has agreed to indemnify National Energy Group to the extent National Energy Group incurs any liabilities in connection with its operation of the assets and properties of NEG Operating, except to the extent of National Energy Group’s gross negligence or misconduct. The NEG Operating Management Agreement is terminable upon ninety (90) days prior written notice by NEG Operating or sixty (60) days prior written notice by National Energy Group. National Energy Group recorded $6.2 million and $5.6 million in management fee income for the years ended December 31, 2004 and 2005, respectively, and $1.1 million and $2.5 million for the three months ended March 31, 2005 and 2006, respectively, under the NEG Operating Agreement.

National Onshore Management Agreement
      On August 28, 2003, National Energy Group entered into a management agreement whereby it manages the oil and natural gas business of National Onshore. The National Onshore Management Agreement was entered into in connection with a plan of reorganization for National Onshore proposed by Thornwood Associates, an entity affiliated with Carl C. Icahn. On August 28, 2003, the United States Bankruptcy Court, Southern District of Texas, issued an order confirming the National Onshore Plan. NEG Oil & Gas owns all of the reorganized National Onshore, which is engaged in the exploration, production and transmission of oil and natural gas primarily in South Texas, including the Eagle Bay field in Galveston Bay, Texas and the Southwest Bonus field located in Wharton County, Texas.
      The National Onshore Management Agreement provides that National Energy Group shall be responsible for and has authority with respect to all of the day-to-day management of National Onshore’s business but shall not function as a Disbursing Agent as such term is defined in the National Onshore Plan. As consideration for National Energy Group’s services in managing the National Onshore business, the National Onshore Management Agreement provides that National Energy Group receives a monthly fee of $312,500 plus the direct cost of any related field personnel. The National Onshore Management Agreement is terminable (1) upon 30 days prior written notice by National Onshore, (2) upon ninety (90) days prior written notice by National Energy Group, (3) upon 30 days following any day where High River designees no longer constitute the National Onshore Board of Directors, unless otherwise waived by the newly-constituted Board of Directors of National Onshore, or (4) as otherwise determined by the Bankruptcy Court. National Energy Group recorded $4.7 million and $4.8 million in management fee income for the years ended December 31, 2004 and 2005, respectively, under the NEG Operating Agreement.
      National Energy Group recorded $1.2 million and $1.2 million in management fee income for the three months ended March 31, 2005 and 2006, respectively, under this agreement.

National Offshore Management Agreement
      On November 3, 2004, the United States Bankruptcy Court for the Southern District of Texas issued an order effective November 16, 2004 confirming a plan of reorganization for National Offshore. In connection with the Bankruptcy Court’s order confirming the National Offshore plan, National Energy Group entered into a management agreement with National Offshore to manage its oil and natural gas business. NEG Oil & Gas owns all of the reorganized National Offshore, which is engaged in the exploration, production and transmission of oil and natural gas, primarily in the Gulf Coast and the Gulf of Mexico.

      In exchange for National Energy Group’s management services, the National Offshore Management Agreement provides that National Energy Group is to be paid a monthly fee equal to 115% of the actual direct and indirect administrative overhead costs that National Energy Group incurs in operating and administering the National Offshore oil and natural gas properties. The National Offshore management agreement is terminable (1) upon ninety (90) days prior written notice by National Offshore or National Energy Group, (2) upon thirty (30) days following any date where the National Offshore board of directors ceases to be comprised of one or more members who are not affiliates of National Energy Group, unless otherwise waived or (3) by mutual agreement. National Energy Group recorded $0.7 million and $4.2 million in management fee income for the years ended December 31, 2004 and 2005, respectively, under this agreement and recorded $1.0 million and $1.9 million in management fee income for the three months ended March 31, 2005 and 2006, respectively, under this agreement.
NEG Operating Credit Agreements
      On December 29, 2003, NEG Operating entered into a credit agreement with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents. The credit agreement provided for a loan commitment amount of up to $145 million and a letter of credit commitment of up to $15 million, subject to a borrowing base. At the closing of the credit agreement, NEG Operating borrowed $43.8 million to repay $42.8 million owed by NEG Operating to Arnos under the secured loan arrangement, which was then terminated, and to pay administrative fees in connection with this borrowing.
      On December 22, 2005, NEG Oil & Gas entered into a credit agreement, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto. The NEG Oil & Gas credit facility is secured by substantially all the assets of NEG Oil & Gas and its subsidiaries, has a five-year term and permits payments and reborrowings, subject to a borrowing base calculation based on the proved oil and gas reserves of NEG Oil & Gas and its subsidiaries. Under the NEG Oil & Gas credit facility, NEG Oil & Gas will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million.
      NEG Oil & Gas used a portion of the initial $300 million funding under the NEG Oil & Gas credit facility to purchase the Mizuho indebtedness of $130.9 million plus accrued interest of $1.5 million subject to the Credit Agreement, pursuant to which National Energy Group had previously pledged its interest in NEG Holding as collateral under the Mizuho credit agreement. Similarly, NEG Holding had previously pledged as collateral under the Mizuho credit agreement its 100% equity interest in NEG Operating and NEG Operating had previously pledged as collateral its oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business.
      Also, on December 22, 2005, as part of NEG Oil & Gas’ purchase of Mizuho credit agreement, NEG Operating entered into an Amended and Restated Credit Agreement, dated as of December 20, 2005, with NEG Oil & Gas as the successor to the lenders under the Mizuho credit agreement and Citicorp USA, Inc. as collateral agent, the Restated Mizuho Credit Agreement. By purchasing the Mizuho credit agreement, NEG Oil & Gas is the successor in interest to the pledge agreements and irrevocable proxies dated as of December 29, 2003 signed by each of NEG Holding, NEG Operating and National Energy Group in favor of the former lenders under the Mizuho credit agreement. Pursuant to the terms of the Restated Mizuho Credit Agreement, NEG Operating and NEG Holding executed and delivered to NEG Oil & Gas affirmations of their obligations under their respective pledge agreements. NEG Oil & Gas pledged all of its rights under the Mizuho credit agreement, including the collateral securing NEG Operating’s original obligations to such lenders.
      The Restated Mizuho Credit Agreement provides for a loan commitment amount of up to $180 million, including a letter of credit commitment of up to $1.0 million, subject to certain borrowing base and other limitations.
      At December 22, 2005, NEG Operating owed approximately $132.4 million under the Restated Mizuho Credit Agreement and had no outstanding letters of credit. The Restated Mizuho Credit Agreement also requires, among other things, maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth. Other than the pledge of its equity interest in NEG Holding described above, National Energy Group is not a party to the Restated Mizuho Credit Agreement now owned by NEG Oil & Gas.
      As a result of the distributions of the outstanding amounts under the credit facility and the assignment of the credit facility to NEG Operating, National Energy Group no longer has a credit facility.
      Generally, draws made under the Mizuho credit agreement or the Restated Mizuho Credit Agreement are made to fund working capital requirements, acquisitions and capital expenditures. During the quarter ended March 31, 2006, NEG Operating’s outstanding balances have ranged from a low of $51.8 million to a high of $132.4 million. As of March 31, 2006 the outstanding balance under the Restated Mizuho Credit Agreement was $132.4 million and there were no outstanding letters of credit.
10 3/4% Notes
      Upon confirmation of the Joint Plan, the 10 3/4% notes were held in their entirety by Arnos and its affiliates. Effective June 30, 2005, the 10 3/4% notes are held by NEG Oil & Gas. Interest on the 10 3/4% notes is payable semiannually in arrears on May 1 and November 1 of each year and originally matured in November 2006. On March 16, 2006, National Energy Group entered into a supplemental indenture with NEG Oil & Gas, as the holder of the 10 3/4% notes, to extend the maturity date of the Senior notes to April 1, 2007. On June 19, 2006, the due date on the 10 3/4% senior notes was further extended to October 31, 2007. The 10 3/4% notes are senior, unsecured obligations that rank pari passu with all of National Energy Group’s existing and future senior indebtedness, and senior in right of payment to all future subordinated indebtedness that National Energy Group may incur. Subject to certain limitations set forth in the indenture covering the 10 3/4 % notes, National Energy Group and its subsidiaries may incur additional senior indebtedness and other indebtedness.
      If NEG Holding has insufficient resources to pay the priority amount or if NEG Oil & Gas instructs NEG Holding to withhold payment, National Energy Group may be unable to pay the 10 3/4 % notes when they become due. National Energy Group has no control over the outcome of any of the events.
National Energy Group Properties and Principal Areas of Operations
      At March 31, 2006, National Energy Group has no direct ownership of oil and natural gas properties or proved reserves, due to the contribution of all oil and natural gas assets to NEG Holding in September 2001. National Energy Group owns a membership interest in NEG Holding. Because of the continuing substantial uncertainty that there would be any residual value in NEG Holding after the guaranteed payments and priority amount distributions, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payment and priority amount expected to be collected through November 2006, based on the terms of the NEG Holding Operating Agreement. National Energy Group’s investment in NEG Holding will be reduced to zero upon collection of the priority amount. Each quarter, National Energy Group evaluates the propriety of the carrying amount of its investment in NEG Holding to determine whether current events or circumstances warrant adjustments to the carrying value for any other than temporary impairment and/or revisions to accretion of income.
Investment in NEG Holding
      Effective May 1, 2001, National Energy Group contributed all of its operating assets and oil and natural gas properties, excluding cash of $4.3 million, to NEG Holding in exchange for NEG Holding’s obligation to pay National Energy Group the guaranteed payments and priority amount and a non-controlling membership interest, or the LLC Contribution. For financial reporting purposes the transaction was as of September 1, 2001. Gascon Partners also contributed oil and natural gas assets and cash in exchange for future payments and the other remaining managing membership interest now owned by NEG Oil & Gas.

      The NEG Holding Operating Agreement requires payment of the guaranteed payments and priority amount to National Energy Group in order to pay interest on 10 3/4% notes and the principal amount of 10 3/4 % notes of $148.6 million in November 1, 2006. After National Energy Group receives the guaranteed payments and priority amount that total approximately $300 million (which includes the $148.6 million of debt), the NEG Holding Operating Agreement requires the distribution of an equal amount to NEG Oil & Gas (successor to Gascon Partners). A discussion of required distributions is included above. NEG Holding is contractually obligated to make the guaranteed payments and priority amount distributions to National Energy Group and NEG Oil & Gas before any distributions can be made to the membership interest.
      National Energy Group originally recorded its investment in NEG Holding at the historical cost of the oil and natural gas properties contributed to NEG Holding. In evaluating the appropriate accounting to be applied to this investment, National Energy Group anticipated that it will collect the guaranteed payments and priority amount through November 2006, based on the terms of the NEG Holding Operating Agreement. However, based on cash flow projections prepared by the management of NEG Holding and its reserve engineers, there is substantial uncertainty that there will be any residual value in NEG Holding subsequent to the payment of the amounts required to be paid to NEG Oil & Gas. Due to this uncertainty, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount expected to be collected through November 2006, recognizing the accretion income in earnings. Accretion income is periodically adjusted for changes in the timing of cash flows, if necessary due to unscheduled cash distributions. Receipt of guaranteed payments and the priority amount are recorded as reductions in the investment in NEG Holding. The investment in NEG Holding is evaluated quarterly for other than temporary impairment. National Energy Group’s rights upon liquidation of NEG Holding are identical to those described above, and National Energy Group considered those rights in determining the appropriate presentation.
      There is substantial uncertainty that National Energy Group will receive any distribution above the priority amount and Guaranteed Payment amounts from NEG Holding. Due to the uncertainty, National Energy Group accretes its investment in NEG Holding at the implicit rate of interest up to the guaranteed payments and priority amount expected to be collected through November 2006 (based on the terms of the NEG Holding Operating Agreement), recognizing the accretion income in earnings. National Energy Group’s investment in NEG Holding will be reduced to zero upon National Energy Group’s collection of the priority amount. Due to the substantial uncertainty that National Energy Group will receive any distribution in excess of the priority amount and Guaranteed Payment Amounts from NEG Holding, National Energy Group does not record any income or recognize an asset related to its residual equity interest until such time that NEG Oil & Gas has received its contractually required distributions from NEG Holding. National Energy Group accounts for its residual equity investment in NEG Holding in accordance with APB 18.
NEG Holding — Principal Areas of Operations
      NEG Holding conducts its oil and gas operations through its subsidiary, NEG Operating. In November 2002, NEG Holding completed the acquisition of producing oil and natural gas properties in Pecos County, Texas known as Longfellow Ranch Field. The consideration for this acquisition consisted of $45.4 million in cash, which was funded from NEG Holding’s available cash.
      In December 2002, NEG Holding completed the acquisition of an additional interest in Longfellow Ranch Field in Pecos County, Texas. The consideration for this acquisition consisted of $2.9 million in cash, which was funded from NEG Holding’s available cash.
      In March 2005, NEG Holding purchased an additional interest in the Longfellow Ranch Field for $31.9 million in cash which was funded from the Credit Agreement.
      NEG Holding is developing and exploiting existing properties by drilling development and exploratory wells, and recompleting and reworking existing wells. It is anticipated that NEG Holding will continue its drilling operations on existing properties and will selectively participate in drilling opportunities generated by third parties.

      The following table sets forth NEG Holding’s principal areas of operations and NEG Holding’s proved reserves of oil and natural gas at December 31, 2005.

	Oil	Gas	Equivalent	% of
	(MMBbls)	(Mmcf)	(Mmcfe)	Total

Area:
Mid-Continent	336	30,285	32,301	10.0%
East Texas	374	55,158	57,402	17.7
West Texas	3,745	199,737	222,207	68.7
Gulf Coast	709	7,364	11,619	3.6

Total	5,164	292,544	323,529	100.0%

      The following table sets forth NEG Holding’s production by principal area of operation for the year ended December 31, 2005.

			Natural
		Natural	Gas
	Oil	Gas	Equivalent	% of
	(MMBbls)	(Mmcf)	(Mmcfe)	Total

Area:
Mid-Continent	35	2,805	3,018	15.6%
East Texas	38	5,330	5,559	28.6
West Texas	299	7,132	8,928	46.0
Gulf Coast	154	982	1,906	9.8

Total	526	16,249	19,411	100.0%

NEG Holding — Mid-Continent Area
      At December 31, 2005, approximately 10.0% (32.3 Bcfe) of NEG Holding’s proved reserves were located in the Mid-Continent area in Oklahoma and West Arkansas, which includes the Anadarko and Arkoma Basins.
      Anadarko Basin. The Anadarko Basin properties are located throughout central and west Oklahoma. The Anadarko Basin is among the most petroliferous basins of the continental United States. Major tectonic features, regional facies changes, and significant unconformities provide the trapping mechanisms for the accumulation of oil and natural gas. The sedimentary sequence is represented by a wide variety of lithologic units ranging in age from Cambrian through Permian. The Anadarko Basin is considered a mature oil and natural gas province characterized by multiple producing horizons and long-lived and predictable reserves with low cost operations. Most Anadarko Basin reserves are produced from formations at depths ranging from approximately 5,000 to 15,000 feet. Drilling a producing well on these locations can convert proved undeveloped reserves to proved developed producing reserves, and can provide additional proved undeveloped locations on NEG Holding’s leasehold acreage.
      During the year ended December 31, 2005, NEG Holding drilled 4 Gross (.40 Net) Development Wells and 5 Gross (.40 Net) Exploratory Wells in the Anadarko Basin, which were completed as commercially productive.
      Arkoma Basin. The Arkoma Basin properties are located in southeast Oklahoma and northwest Arkansas. The basin is approximately 250 miles long and 30 to 50 miles wide. The region is essentially a non-associated dry gas province. Most of the basin is of Atokan (Pennsylvanian) Age and is noted by an abundance of east-west trending anticlines and synclines, usually faulted along their axes and expressed at the surface. The Arkoma Basin is considered a mature natural gas province characterized by multiple producing horizons and long-lived and predictable reserves with low cost operations. Most Arkoma Basin reserves are produced from formations at depths ranging from approximately 3,000 to 8,000 feet. The principle productive formations are Atokan and, to a lesser extent, Morrowan sandstones deposited as deltaic channel sands.

      During the year ended December 31, 2005, NEG Holding drilled 1 Gross (.3 Net) Exploratory Well in the Arkoma Basin, which was not completed as commercially productive.
NEG Holding — East Texas Area
      At December 31, 2005, approximately 17.7% (57.4 Bcfe) of NEG Holding’s proved reserves were located in the East Texas area, including East Texas and South Arkansas.
      East Texas Basin. The reserves in this region are found in the Cotton Valley formation and the Travis Peak formation. These properties produce from low permeability reservoirs that generally contain relatively long-lived reserves. A significant portion of the cost to complete Cotton Valley wells is incurred due to the low permeability of interbedded sandstones and shales, which requires large hydraulic fracture stimulation, typically of multiple zones of the producing formation, to obtain the increased production levels necessary to make such wells commercially viable. Cotton Valley production occurs in a mature natural gas province characterized by long-lived reserves producing from formations at depths ranging from 8,500 to 10,500 feet. Travis Peak is considered to be a mature oil province characterized by long-lived reserves producing from formations at a depth of 7,200 feet.
      During the year ended December 31, 2005, NEG Holding drilled 12 Gross (11.9 Net) Development Wells and 10 Gross (7.9 Net) Exploratory Wells in the East Texas Basin, which were completed as commercially productive.
NEG Holding — West Texas Area
      At December 31, 2005, approximately 68.7% (222.2 Bcfe) of NEG Holding’s proved reserves were located in the West Texas area including the Goldsmith Adobe Unit and Longfellow Ranch Field.
      West Texas. The following fields comprise the West Texas area:

•	Goldsmith Adobe Unit, or GAU is located in the Permian Basin of West Texas. NEG Holding now owns a 99.9% working interest in this property. Originally the GAU was drilled on 40-acre spacing units. Previous operators had drilled several wells on 20-acre spacing units and, based on the results of this drilling and 20-acre spacing development on adjoining leases, National Energy Group began a drilling program in July 1994 to develop the GAU on 20-acre spacing units. Typically, wells drilled at the GAU produce from the Upper Clearfork formation at an average depth of 6,100 feet.
      During the year ended December 31, 2005, NEG Holding drilled 6 Gross (6 Net) Development Wells and 3 Gross (3 Net) Exploratory Wells at the GAU, which were completed as commercially productive.

•	Longfellow Ranch Field and associated producing fields are located in the Val Verde Basin, primarily a natural gas producing area. Longfellow Ranch Field (Pinion Field) was discovered in 1983 by Fina Oil and Gas, but was not extensively developed due to lack of necessary pipeline and associated facilities. Riata Energy Inc. acquired the field in 1996 and began an extensive development program. The field is located near the leading edge of the Marathon thrust belt, where massive sheets of basin-ward Pennsylvanian, Mississippian and Devonian age rocks were thrust over the shelf onto deposits of similar age. The thrust belt in this region is further overlain by early Pennsylvanian and Permian sediments. The primary producing horizons in the field are the Caballos Novaculites of Devonian age. These sediments were deposited as laminated cherts ranging in thicknesses from 75 to over 800 feet thick. Additional producing horizons include the lower Pennsylvanian Dimple and upper Mississippian Tesnus formations. The Dimple is a shelf limestone deposit of Atokan or Morrowan age and the Tesnus is a clastic sandstone sequence. Other objectives include a normal stratigraphic section of Devonian, Silurian and Ordovician. These horizons have produced north of the Marathon thrust belt, where the structures can produce over one TCF of natural gas. The Longfellow Ranch Field is not delineated and is considered to be immature in its oil and natural gas development.
      During the year ended December 31, 2005, NEG Holding drilled 16 Gross (6.2 Net) Development Wells and 22 Gross (6.5 Net) Exploratory Wells in Longfellow Ranch Field, all of which were completed as commercially productive. During the same period NEG Holding drilled 1 Gross (.2 Net) Development Well and 3 Gross (1.1 Net) Exploratory Wells that were not completed as commercially productive.
NEG Holding — Gulf Coast Area
      At December 31, 2005, approximately 3.6% (11.6 Bcfe) of NEG Holding’s proved reserves were located in the Gulf Coast area which includes South Louisiana and South Texas.
      The Gulf Coast area encompasses the large coastal plain from the southern most tip of Texas through the southern portion of Louisiana. These rocks are comprised of sediments ranging from the Cretaceous through the Tertiary in age. NEG Holding’s production ranges in depth from as shallow as several thousand feet to in excess of 14,000 feet. New technology, including the use of 3-D seismic with subsurface mapping, has yielded many new opportunities in the entire coastal area. NEG Holding is involved in many projects using 3-D seismic technology.
      During the year ended December 31, 2005, NEG Holding drilled 1 Gross (.10 Net) Exploratory Well in the Gulf coast area, which was completed as commercially productive. During the same period NEG Holding drilled 2 Gross (1 Net) Exploratory Wells that were not completed as commercially productive.
NEG Holding — Oil and Natural Gas Reserves
      The estimated proved reserves and related future net revenues as of December 31, 2005, were prepared by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton. All of NEG Holding’s reserves are located in the continental United States. NEG Holding’s reserve report was prepared using constant prices and costs in accordance with the published guidelines of the SEC. The net weighted average prices used in NEG Holding’s reserve report at December 31, 2005, were $59.00 per barrel of oil and $9.51 per Mcf of natural gas. The estimation of reserves and future net revenues can be materially affected by the oil and natural gas prices used in preparing the reserve report.
      All reserves are evaluated at constant temperature and pressure which can affect the measurement of natural gas reserves. Estimated operating costs, development costs, abandonment costs, severance taxes and ad valorem taxes were deducted in arriving at the estimated future net cash flows. No provision was made for income taxes. The following estimates set forth reserves considered to be economically recoverable under normal operating methods and existing conditions at the prices and operating costs prevailing at the dates indicated above. For NEG Holding, the estimates of the PV10% from future net cash flows are equal to the Standardized Measure of discounted future net cash flows set forth in the notes to the consolidated financial statements of NEG Holding less asset retirement obligations. There can be no assurance that these estimates are accurate predictions of future net cash flows from oil and natural gas reserves or their present value.
      Reservoir engineering is a subjective process of estimating the volumes of underground accumulations of oil and natural gas which cannot be measured precisely. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve estimates prepared by other engineers might differ from the estimates contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

      The following table sets forth certain information for NEG Holding’s total proved reserves of oil and natural gas and the PV10% of estimated future net revenues from such reserves, at December 31, 2005. Also presented is the Standardized Measure of NEG Holding’s total proved reserves of oil and natural gas.

	As of December 31, 2005

			Natural
		Natural	Gas
	Oil	Gas	Equivalent
	(MMBbls)	(Mmcf)	(Mmcfe)	PV10%

				(In thousands)
Proved Developed Reserves	3,609	141,263	162,915	$657,693
Proved Undeveloped Reserves	1,555	151,281	160,614	420,800

Total Proved Reserves	5,164	292,544	323,529	$1,078,493

Standardized Measure				$1,075,881

NEG Holding — Oil and Natural Gas Production and Unit Economics
      The following table shows the approximate net production attributable to the NEG Holding’s oil and natural gas interests, the average sales price per barrel of oil and Mcf of natural gas produced (including the effects of price risk management activities), and the average unit economics per Mcfe related to NEG Holding’s oil and natural gas production for the periods indicated. Information relating to properties acquired or disposed of is reflected in this table only since or up to the closing date of their respective acquisition or sale.

	Year Ended December 31,

	2003	2004	2005

Net production:
Oil (MMBbls)	629	565	527
Natural gas (Mmcf)	13,437	13,106	16,250
Natural gas equivalent (Mmcfe)	17,211	16,496	19,411
Average sales price:
Oil (per Bbl)	$26.54	$28.37	$49.11
Natural gas (per Mcf)	4.39	5.21	6.02
Unit economics (per Mcfe):
Average sales price	$4.40	$5.11	$6.37
Lease operating expenses	.66	.82	.95
Oil and natural gas production taxes	.34	.35	.44
Depletion rate	1.25	1.28	1.65
General and administrative expenses	.28	.25	.20

NEG Holding — Productive Well Summary
      NEG Holding’s production of oil and natural gas is primarily derived from wells located in Texas, Oklahoma, Louisiana, and Arkansas. The following table sets forth NEG Holding’s interests in Productive Wells, by principal area of operation, as of December 31, 2005:

	Oil		Natural Gas		Total

	Gross	Net	Gross	Net	Gross	Net

Area:
Mid-Continent	33	11	209	97	242	108
East Texas	3	3	87	84	90	87
West Texas	164	160	174	67	338	227
Gulf Coast	18	9	50	21	68	30

Total	218	183	520	269	738	452

NEG Holding — Leasehold Acreage
      The following table shows the approximate Gross and Net Acres in which NEG Holding had a leasehold interest as of December 31, 2005:

	Developed Acreage		Undeveloped Acreage

	Gross	Net	Gross	Net

Area:
Mid-Continent	68,600	36,300	—	—
East Texas	11,300	10,700	6,600	5,300
West Texas	31,200	15,900	108,900	98,500
Gulf Coast	21,900	7,600	1,200	200

Totals	133,000	70,500	116,700	104,000

      NEG Holding generally acquires a leasehold interest in the properties to be explored. The leases grant the lessee the right to explore for and extract oil and natural gas from a specified area. Lease rentals usually consist of a fixed annual charge made prior to obtaining production. Once production has been established, a royalty is paid to the lessor based upon the gross proceeds from the sale of oil and natural gas. Once wells are drilled, a lease generally continues as long as production of oil and natural gas continues. In some cases, leases may be acquired in exchange for a commitment to drill or finance the drilling of a specified number of wells to predetermined depths.
      Substantially all of NEG Holding’s producing oil and natural gas properties are located on leases held by NEG Holding for an indeterminate number of years as long as production is maintained. All of NEG Holding’s non-producing acreage is held under leases from mineral owners or a government entity which expire at varying dates. NEG Holding is obligated to pay annual delay rentals to the lessors of certain properties in order to prevent the leases from terminating. Delay rentals were approximately $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2003, 2004 and 2005 and could increase or decrease in future periods depending on NEG Holding’s lease acquisition activities.

NEG Holding — Drilling Activity
      The following table sets forth NEG Holding’s exploration and development drilling results for the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003		2004		2005

	Gross	Net	Gross	Net	Gross	Net

Exploratory wells
Productive	29	7.9	52	17.4	41	17.9
Non-productive	2	.2	11	3.3	6	2.4

Total	31	8.1	63	20.7	47	20.3

Development wells
Productive	36	26.0	39	19.0	38	24.5
Non-productive	1	.4	—	—	1	.2

Total	37	26.4	39	19.0	39	24.7

Combined Total	68	34.5	102	39.7	86	45.0

NEG Holding — Title to Oil and Natural Gas Properties
      NEG Holding has acquired interests in producing wells and undeveloped acreage in the form of Working Interests, Royalty Interests, and Overriding Royalty Interests. To reduce NEG Holding’s financial exposure in any one prospect, NEG Holding often acquires less than 100% of the Working Interest in a prospect. Working Interests held by NEG Holding may, from time to time, become subject to minor liens. Prior to an acquisition, due diligence investigations are made in accordance with standard practices in the industry, which may include securing an acquisition title opinion.
NEG Holding — Production and Sales Prices
      NEG Holding produces oil and natural gas solely in the continental United States. NEG Holding has no obligations to provide a fixed and determinable quantity of oil and/or natural gas in the future under existing contracts or agreements. Nor does NEG Holding refine or process the oil and natural gas it produces, but sells the production to unaffiliated oil and natural gas purchasing companies in the area in which it is produced. NEG Holding expects to sell crude oil on a market price basis and to sell natural gas under contracts to both interstate and intrastate natural gas pipeline companies. NEG Holding currently sells a significant portion of oil pursuant to a contract with Plains Marketing and Transportation.
NEG Holding — Control Over Production Activities
      NEG Holding operated 430 of the 738 producing wells in which it owned an interest as of December 31, 2005. The properties not operated by NEG Holding are operated by unrelated third parties pursuant to operating agreements which are generally standard in the industry. Significant decisions about operations regarding non-operated properties may be determined by the outside operator rather than by NEG Holding. If NEG Holding declines to participate in additional activities proposed by the outside operator under certain operating agreements, NEG Holding will not receive revenues from, and/or will lose its interest in the activity in which it declined to participate.
NEG Holding — Markets and Customers
      The availability of a ready market for any oil and natural gas produced by NEG Holding and the prices obtained for such oil and natural gas depend upon numerous factors beyond its control, including the demand for and supply of oil and natural gas; fluctuations in production and seasonal demand; the availability of adequate pipeline and other transportation facilities; weather conditions; economic conditions; imports of crude oil; production by and agreements among OPEC members; and the effects of state and federal governmental regulations on the import, production, transportation, sale and taxation of oil and natural gas. The occurrence of any factor that affects a ready market for NEG Holding’s oil and natural gas or reduces the price obtained for such oil and natural gas, may adversely affect NEG Holding.
      A large percentage of NEG Holding’s oil and natural gas sales are made directly to a small number of purchasers. Additionally, some of NEG Holding’s oil and natural gas attributable to non-operated properties is sold to other third party purchasers by the operator of such properties, which then remits NEG Holding’s proportionate share of the proceeds to NEG Holding, Riata Energy Company, or Riata is the largest, single seller of oil and natural gas from NEG Holding’s non-operated properties pursuant to such arrangement. For the year ended December 31, 2005, Plains Marketing and Transportation, or Plains, accounted for approximately 89.8% of NEG Holding’s oil sales and Riata, Seminole Energy Services, or Seminole and Crosstex Energy, or Crosstex, accounted for approximately 35.5%, 21.6%, and 7.9%, respectively, of NEG Holding’s natural gas sales. For the year ended December 31, 2004, Plains accounted for 88.0% of NEG Holding’s oil sales and Riata, Seminole and Crosstex accounted for 39.5%, 26.1% and 6.7%, respectively, of NEG Holding’s natural gas sales. For the year ended December 31, 2003, Plains accounted for 93.9% of NEG Holding’s oil sales and Riata, Seminole and Crosstex accounted for approximately 49.1%, 11.7% and 14.9%, respectively, of NEG Holding’s natural gas sales.
      The agreement with Plains, entered into in 1993, provides for Plains to purchase NEG Holding’s oil pursuant to West Texas Intermediate posted prices plus a premium. A portion of NEG Holding’s natural gas production is sold pursuant to long-term netback contracts. Under netback contracts, gas purchasers buy gas from a number of producers, process the gas for natural gas liquids, and sell the liquids and residue gas. Each producer receives a fixed portion of the proceeds from the sale of the liquids, and residue gas. The gas purchasers pay for transportation, processing, and marketing of the gas and liquids, and assume the risk of contracting pipelines and processing plants in return for a portion of the proceeds of the sale of the gas and liquids. Generally, because the purchasers are marketing large volumes of hydrocarbons gathered from multiple producers, higher prices may be obtained for the gas and liquids. The remainder of NEG Holding’s natural gas is sold on the spot market under short-term contracts.
NEG Holding — Regulation
      General. NEG Holding’s oil and natural gas exploration, production, and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases NEG Holding’s cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or interpreted by federal and state agencies or jurisdictions, the Company is unable to predict the future cost or impact of complying with such laws. NEG Holding believes that it operates in compliance with all federal, state and local regulations.
      Exploration and Production. NEG Holding’s exploration and development operations are subject to various types of regulation at the federal, state, and local levels. Such regulation includes requiring permits for the drilling of wells; maintaining bonding requirements in order to drill or operate wells; and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandoning of wells. NEG Holding’s operations are also subject to various conservation regulations and rules to protect the correlative rights of mineral interest owners. These include the regulation of the size of drilling and spacing units or proration units, the density of wells which may be drilled, and the unitization or pooling of oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of land and leases. In addition, some state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of oil and natural gas NEG Holding can produce from its wells and to limit the number of wells or the locations at which NEG Holding can drill. Legislation in Oklahoma and regulatory action in Texas governs the methodology by which the regulatory agencies establish permissible monthly production allowables. NEG Holding cannot predict what effect any change in prorationing regulations might have on its production and sales of natural gas.
      Certain of NEG Holding’s oil, gas and mineral leases are granted by the federal government and administered by various federal agencies. Such leases require compliance with detailed federal regulations and orders which regulate, among other matters, drilling and operations on these leases and calculation and disbursement of royalty payments to the federal government. The Mineral Lands Leasing Act of 1920 places limitations on the number of acres under federal leases that may be owned in any one state.
      Environmental Protection and Occupational Safety. NEG Holding is subject to numerous federal, state and local laws and regulations governing the release of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from operations. Moreover, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. It is not anticipated that NEG Holding will be required in the near future to expend amounts that are material in relation to its total capital expenditure program by reason of environmental laws and regulations. Because such laws and regulations are frequently changed, NEG Holding is unable to predict the ultimate cost and effects of such compliance.
      The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have contributed to the release or threatened release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons or companies may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Also, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage, and recovery of response costs allegedly caused by hazardous substance released into the environment.
      In addition, the U.S. Oil Pollution Act of 1990, or OPA, and regulations promulgated pursuant thereto impose a variety of regulations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. The OPA establishes strict liability for owners of facilities that are the site of a release of oil into “waters of the United States.” While OPA liability more typically applies to facilities near substantial bodies of water, at least one district court has held that OPA liability can attach if the contamination could enter waters that may flow into navigable waters.
      The Resource Conservation and Recovery Act, or RCRA, and regulations promulgated thereunder govern the generation, storage, transfer and disposal of hazardous wastes. RCRA, however, currently excludes from the definition of hazardous wastes “drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal energy.” Because of this exclusion, many of NEG Holding’s operations are exempt from RCRA regulation. Nevertheless, NEG Holding must comply with RCRA regulations for any of its operations that do not fall within the RCRA exclusion (such as painting activities or use of solvents). On August 8, 1998, EPA added four petroleum refining wastes to the list of RCRA hazardous wastes. The impact is not likely to be any more burdensome to NEG Holding than to any other similarly situated company involved in oil and natural gas exploration and production.
      Because oil and natural gas exploration, production and other activities have been conducted at some of NEG Holding’s properties by previous owners and operators, materials from these operations may remain on some of the properties and in some instances require remediation. In addition, NEG Holding has agreed to indemnify some sellers of producing properties from whom NEG Holding has acquired reserves against certain liabilities for environmental claims associated with such properties. While NEG Holding does not believe that costs to be incurred by NEG Holding for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in future material expenditures. Additionally, in the course of NEG Holding’s routine oil and natural gas operations, surface spills and leaks, including casing leaks of oil or other materials occasionally occur, and as a result, NEG Holding incurs costs for waste handling and environmental compliance. Moreover, NEG Holding is able to control directly the operations of only those wells for which it acts as the operator. Notwithstanding NEG Holding’s lack of control over wells in which NEG Holding owns an interest but is operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributable to NEG Holding.
      NEG Holding is also subject to laws and regulations concerning occupational safety and health. While it is not anticipated that NEG Holding will be required in the near future to expend amounts that are material in the aggregate to NEG Holding’s overall operations by reason of occupational safety and health laws and regulations, NEG Holding is unable to predict the ultimate cost of future compliance.
      Marketing and Transportation. Federal legislation and regulatory controls in the United States have historically affected the price of the natural gas produced by NEG Holding and the manner in which such production is marketed. The transportation and sales for resale of natural gas in interstate commerce are regulated pursuant to the Natural Gas Act of 1938, or the NGA, and the Federal Energy Regulatory Commission, or the FERC, regulations promulgated thereunder. Maximum selling prices of certain categories of natural gas, whether sold in interstate or intrastate commerce, previously were regulated pursuant to The Natural Gas Policy Act of 1978, or the NGPA. The NGPA established various categories of natural gas and provided for graduated deregulation of price controls of several categories of natural gas and the deregulation of sales of certain categories of natural gas. All price deregulation contemplated under the NGPA has already taken place. Subsequently, the Natural Gas Wellhead Decontrol Act of 1989, or the Decontrol Act, terminated all remaining NGA and NGPA price and non-price controls on wellhead sales of domestic natural gas on January 1, 1993. While natural gas producers may currently make sales at uncontrolled market prices, Congress could re-enact price controls in the future.
      In April 1992, the FERC issued its restructuring rule, known as Order No. 636, that has had a major impact on pipeline operations, services, and rates. The most significant provisions of Order No. 636: (i) required interstate pipelines to provide firm and interruptible transportation solely on an “unbundled” basis, separate from their sales service, and to convert each pipeline’s bundled firm sales service into unbundled firm transportation service; (ii) provided for the issuance of blanket certificates to pipelines to provide unbundled sales service giving all utility customers a chance to purchase their firm supplies from non-pipeline merchants; (iii) required that pipelines provide firm and interruptible transportation service on a basis that is equal in quality for all natural gas supplies, whether purchased from the pipeline or elsewhere; (iv) required that pipelines provide a new, non-discriminatory “no-notice” transportation service that largely replicates the “bundled” sales service previously provided by pipelines; (v) established two new, generic programs for the reallocation of firm pipeline capacity; (vi) required that all pipelines offer access to their storage facilities on a firm and interruptible basis; (vii) provided for pregranted abandonment of pipeline sales agreements, interruptible and firm short-term (defined as one year or less) transportation agreements and conditional pregranted abandonment of firm long-term transportation service; (viii) modified transportation rate design by requiring that all fixed costs related to transportation be recovered through the reservation charge; and (ix) provided mechanisms for the recovery by pipelines of certain transition costs occurring from implementation of Order No. 636.
      The rules contained in Order No. 636, as amended by Order No. 636-A (issued in August 1992) and Order No. 636-B (issued in November 1992), collectively, Order No. 636, are far-reaching and complex. While Order No. 636 does not directly regulate natural gas producers such as NEG Holding, the FERC has stated that Order No. 636 is intended to foster increased competition within the gas industry.
NEG Holding — Operational Hazards and Insurance
      NEG Holding’s operations are subject to all of the risks inherent in oil and natural gas exploration, drilling and production. These hazards can result in substantial losses to NEG Holding due to personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, or suspension of operations. NEG Holding maintains insurance of various types customary in the industry to cover its operations and believes it is insured prudently against certain of these risks. In addition, NEG Holding maintains operator’s extra expense coverage that provides coverage for the care, custody and control of wells drilled by NEG Holding. NEG Holding’s insurance does not cover every potential risk associated with the drilling and production of oil and natural gas. As a prudent operator, NEG Holding maintains levels of insurance customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges. However, NEG Holding does not maintain 100% coverage for all NEG Holding’s properties. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on NEG Holding’s financial condition and results of operations. Moreover, no assurance can be given that NEG Holding will be able to maintain adequate insurance in the future at rates it considers reasonable. NEG Holding believes that it operates in compliance with government regulations and in accordance with safety standards which meet or exceed industry standards.
NEG Holding — Competition
      The oil and natural gas industry is intensely competitive in all of its phases. NEG Holding, which is a small competitive factor in the industry, encounters strong competition from major oil companies, independent oil and natural gas concerns, and individual producers and operators, many of which have financial resources, staffs, facilities and experience substantially greater than those of NEG Holding. Furthermore, in times of high drilling activity, exploration for and production of oil and natural gas may be affected by the availability of equipment, labor, supplies and by competition for drilling rigs. NEG Holding cannot predict the effect these factors will have on its operations. NEG Holding owns no drilling rigs, and therefore will be dependent on third parties for any future drilling. Furthermore, the oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial, and individual consumers.
Office Space
      National Energy Group leases approximately 25,000 square feet of office space in Dallas, Texas and approximately 5,000 square feet in Houston, Texas. National Energy Group also has a small amount of office space in Odessa and Halletsville, Texas, Yukon, Oklahoma and Iberville Parish, Louisiana for National Energy Group’s business activities.
Employees
      As of May 1, 2006, National Energy Group had 94 full-time employees. Of these employees, 31 are field-related personnel. National Energy Group has no collective bargaining agreements with employees and believes that relations with National Energy Group’s employees are generally satisfactory.
Access to Public Filings
      National Energy Group provides public access to National Energy Group’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed with the SEC under the Securities Exchange Act of 1934. These documents may be accessed free of charge on National Energy Group’s website at: http://www.negx.com. These documents are provided as soon as is practicable after filing with the SEC. These documents may also be found at the SEC’s website at http://www.sec.gov. This website address is intended to be an inactive, textual reference only, and none of the material on this website is part of this report.

Legal Proceedings
      During 2000 and 2001, National Energy Group entered into several derivative contracts with Enron North America Corp, or Enron NAC. In 2001, Enron Corporation and many Enron Corporation affiliates and subsidiaries, including Enron NAC filed for protection under Chapter 11 of the U.S. bankruptcy code. NEG Operating has filed a claim for damages in that bankruptcy proceeding. The derivative contracts related to production from oil and natural gas properties were subsequently contributed to NEG Holding and then to NEG Operating. National Energy Group has filed a claim for damages in the Enron NAC bankruptcy proceedings and National Energy Group has appointed a representative to the official committee of unsecured creditors. National Energy Group’s claim represents a hedge against future oil and natural gas prices and does not reflect a cash gain or loss. Any recoveries from Enron NAC will become the property of NEG Holding as a result of National Energy Group’s contribution to NEG Holding.
      Other than routine litigation incidental to National Energy Group’s business operations which it does not consider to be material, there are no additional legal proceedings in which NEG Operating, NEG Holding or National Energy Group are defendants.

NEG — MANAGEMENT
Directors and Executive Officers
      The following table sets forth information about NEG’s directors and executive officers effective as of the completion of the merger and the IPO:

Name	Age	Principal Position

Bob G. Alexander	72	President, Chief Executive Officer and Chairman of the Board
Keith A. Meister	32	Director
F. Wayne Campbell	55	Vice President, Exploration
Randall D. Cooley	52	Vice President, Chief Financial Officer and Treasurer
Philip D. Devlin	62	Vice President, General Counsel and Secretary
Rick L. Kirby	52	Vice President, Drilling and Production
R. Kent Lueders	49	Vice President, Engineering and Corporate Development
Lori K. Mauk	45	Vice President, Marketing
David V. Rigsby	54	Vice President, Land
Jenny V. Robins	52	Vice President, Non-Operational Properties
Directors
      Bob G. Alexander. Mr. Alexander has served as NEG’s President and Chief Executive Officer since January 2006 and its Chairman of the Board since February 2006. Mr. Alexander, a founder of Alexander Energy Corporation, was appointed to the Board of Directors of National Energy Group when Alexander Energy Corporation merged into National Energy Group on August 29, 1996. He was appointed President and Chief Executive Officer of National Energy Group on November 23, 1998. From 1980 until the merger, he served as Chairman of the Board, President and Chief Executive Officer of Alexander Energy Corporation. From 1976 to 1980, he served as Vice President and General Manager of the Northern Division of Reserve Oil, Inc. and President of Basin Drilling Corp., subsidiaries of Reserve Oil and Gas Company. Mr. Alexander earned a Bachelor of Science degree in Geological Engineering from the University of Oklahoma.
      Keith A. Meister. Mr. Meister has served as a director since December 2005. Since March 2006, Mr. Meister has served as Principal Executive Officer and Vice Chairman of the Board of American Property Investors, Inc., or API, the general partner of AREP. He also serves as a senior investment analyst of High River Limited Partnership, a company owned and controlled by Mr. Icahn, a position he has held since June 2002. Mr. Meister is also a Senior Investment Analyst of Icahn Management LP. He is also a director of Icahn Fund Ltd., which is the feeder fund of Icahn Partners Master Fund LP. Icahn Partners LP and Icahn Partners Master Fund LP are private investment funds controlled by Mr. Icahn. Mr. Meister served as President of API from August 2003 until July 2005. Mr. Meister served as Chief Executive Officer of API from August 2003 until March 2006. From March 2000 through 2001, Mr. Meister served as co-president of J Net Ventures, a venture capital fund that he co-founded, focused on investments in information technology and enterprise software businesses. From 1997 through 1999, Mr. Meister served as an investment professional at Northstar Capital Partners, an opportunistic real estate investment partnership. Prior to Northstar, Mr. Meister served as an investment analyst in the investment banking group at Lazard Freres. He also serves on the Boards of Directors of the following companies: XO Communications, Inc., a telecommunications company that is majority-owned by various entities controlled by Mr. Icahn, BKF Capital Group, Inc., a NYSE-listed investment management firm, and ADVENTRX Pharmaceuticals, Inc., an AMEX-listed biopharmaceutical company. Since December 2003, Mr. Meister has served as a director of American Entertainment Properties Corp., which is an indirect subsidiary of AREP which is engaged in the gaming industry. Mr. Meister received an A.B. in government, cum laude, from Harvard College in 1995.

Executive Officers
      The following biographies describe NEG’s executive officers who are not also directors:
      F. Wayne Campbell. Mr. Campbell has served as NEG’s Vice President, Exploration since February 2006. Mr. Campbell was appointed Vice President, Exploration for National Energy Group in October 2001. Effective with the August 1996 merger with Alexander Energy Corporation, he was appointed Chief Geologist of National Energy Group. Previously, from 1980 until the merger, he was Chief Geologist for Alexander Energy Corporation. From 1976 until 1980, he served as Senior Geologist for the Northern Division of Reserve Oil, Inc. Mr. Campbell earned his Bachelor of Science degree in Geology from Oklahoma State University. He is certified as a petroleum geologist by the American Association of Petroleum Geologists and the States of Arkansas and Texas.
      Randall D. Cooley. Mr. Cooley has served as NEG’s Vice President and Chief Financial Officer since January 2006 and its Treasurer since February 2006. Mr. Cooley joined National Energy Group in April 2001 as Vice President and Chief Accounting Officer and in March 2003, was appointed Vice President and Chief Financial Officer of National Energy Group. From 1989 until 2001, Mr. Cooley was Vice President, Controller and Chief Financial Officer for Shana Petroleum Company. He began his career in 1978 with Pennzoil Oil Company in Houston. From 1980 until 1984, he worked in public accounting and from 1984 until 1989, he was controller for Rebel Drilling Company and Wildcat Well Service. Mr. Cooley earned a Bachelor of Science in Business Administration, with a major in Accounting, from the University of Southern Mississippi and is a Certified Public Accountant in the State of Mississippi.
      Philip D. Devlin. Mr. Devlin has served as NEG’s Vice President, General Counsel and Secretary since February 2006. Mr. Devlin joined National Energy Group in March 1997 as Vice President, General Counsel and Secretary. From October 1994 through February 1997, he served as President and Chief Executive Officer of Sunrise Energy Services, Inc., a publicly-held natural gas marketing company. From September 1984 through October 1994, he served as Executive Vice President, General Counsel and Secretary of Sunrise Energy Services, Inc. He is licensed by the State Bar of Texas, admitted to practice before the Supreme Court of the United States and is a past President and Director of the Natural Gas and Electric Power Association of North Texas. Mr. Devlin earned a Bachelor of Arts degree and a Master of Arts degree from the University of California, and a Juris Doctor degree with honors from California Western School of Law, San Diego, California.
      Rick L. Kirby. Mr. Kirby has served as NEG’s Vice President, Drilling and Production since February 2006. Mr. Kirby was appointed Vice President, Drilling and Production for National Energy Group in September 2000. From 1998 until September 2000, he served as Director of Operations for National Energy Group. He joined National Energy Group in November 1996 as Group Manager of Offshore Operations. From 1991 to 1996, he served as a Senior Offshore Engineer for Enserch Exploration, Inc. and PG&E Resources. From 1977 to 1991, he held various engineering and management positions with Louisiana Land and Exploration, C&K Petroleum and Amoco Production Company. Mr. Kirby earned a Bachelor of Science degree in Petroleum Engineering from the University of Oklahoma in 1977.
      R. Kent Lueders. Mr. Lueders has served as NEG’s Vice President, Corporate Development since February 2006. Mr. Lueders joined National Energy Group as Director of Corporate Development in April 1998 and was appointed to Vice President of National Energy Group in September 1998. He was Manager of Acquisitions for Merit Energy from 1996 until he joined National Energy Group in April 1998. He also worked as a consulting evaluation engineer for RK Engineering from 1994 through 1996. Prior to this, he was the Product Line Manager with Munro Garrett International from 1993 to 1994. From 1982 to 1993, he was Manager of Engineering Services for Pacific Enterprises Oil Company (USA) where he managed the reserves, budget and engineering systems. He began his career with Amoco Production Company in 1979 as an engineer working East and West Texas. Mr. Lueders earned a Bachelor of Science degree in Petroleum Engineering from the University of Missouri at Rolla in 1979.
      Lori K. Mauk. Ms. Mauk has served as NEG’s Vice President, Marketing since February 2006. Ms. Mauk was appointed Vice President, Marketing for National Energy Group in September 2000. From

1997 until her appointment to Vice President, she served as Marketing Manager for National Energy Group. Effective with the August 1996 merger of Alexander Energy Corporation into the Company, she became Coordinator of Marketing. From 1992 to August 1996, she was Marketing Manager for Alexander Energy Corporation. From 1980 to 1996, she served as Marketing Manager and Assistant Supervisor of Revenue for Petroleum Investments, Ltd. and its parent company Bradmar Petroleum Corporation. Ms. Mauk studied Mathematics and Engineering at Rose State College.
      David V. Rigsby. Mr. Rigsby has served as NEG’s Vice President, Land since February 2006. Mr. Rigsby joined National Energy Group in June 1998 as District Landman and in September 2000 was appointed Vice President, Land. Mr. Rigsby has 32 years of experience working in the energy industry including the areas of exploration, production, acquisitions and divestitures. From 1996 until he joined National Energy Group in 1998, he served as Senior Staff Landman for Lyco Energy Corporation. Previously, he worked as an independent land consultant for Hunt Oil Corporation from 1993 to 1996. He also held various landman and land manager positions for Pacific Enterprises Oil Company (USA) from 1977 through 1993. He began his career with Texaco, Inc. in 1974 as an associate landman. He earned a Bachelor of Science degree in Business Administration from the University of Tulsa in 1974.
      Jenny V. Robins. Ms. Robins has served as NEG’s Vice President, Non-Operational Properties since February 2006. Ms. Robins joined National Energy Group in May 2001 as Manager, Reservoir Engineering and in June 2004, was appointed Vice President, Non-Operational Properties and Manager of Reservoir Engineering. From 1997 until 2000, Ms. Robins was Director of Capital Budgeting for Pioneer Natural Resources, Inc. From 1995 to 1997 she was Manager of Reservoir Engineering for Pioneer Natural Resources, Inc. and Mesa Petroleum. From 1983 to 1995, she held various engineering and management positions with Arco Oil and Gas and Vastar Resources. Ms. Robins earned a Bachelor of Science degree in Petroleum Engineering from Texas A&M University in 1983.
Composition of NEG’s Board of Directors; Election and Removal of Directors
      Upon completion of the IPO, NEG’s board of directors will consist of                     members. Following the phase-in period permitted under the NYSE rules, NEG intends to rely initially upon the controlled company exemption from rules that would otherwise require that a majority of the members of NEG’s board be independent directors. Following the phase-in period, NEG’s board of directors will consist of                     members,                     of which will be independent.
      In accordance with NEG’s bylaws, the number of directors comprising NEG’s board of directors will be determined from time to time by NEG’s board of directors. Each director is to hold office until his or her successor is duly elected and qualified. Directors will be elected for a term that will expire at the annual meeting of stockholders immediately succeeding their election. Directors may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of NEG capital stock that are entitled to vote generally in the election of NEG’s directors.
      NEG’s bylaws provide that, in the case of any vacancies among the directors, such vacancy will be filled with a candidate approved by the vote of a majority of the remaining director’s. The ability of the remaining directors to fill vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of NEG. At any meeting of NEG’s board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.
Board Committees
      NEG expects to be a “controlled company” following the IPO. NEG intends to use exemptions available to it under the corporate governance listing standards of the NYSE. In that circumstance, NEG expects that it would have an audit committee but NEG would not have a compensation committee and a nominating/ governance committee.
      Audit Committee. NEG’s audit committee’s primary function will be to oversee NEG’s accounting and financial reporting processes and NEG’s systems of internal accounting and financial controls, select and retain NEG’s independent auditors and facilitate communication among the independent auditors, management and NEG’s board of directors. Among other things, the audit committee:

•	is responsible for the appointment, compensation and retention of NEG’s independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees the auditor’s audit work and reviews and pre-approves all audit and non-audit services to be performed by the auditors;

•	reviews and approves the planned scope of NEG’s annual audit; and

•	reviews NEG’s financial statements and discusses with management and the independent auditors the results of the annual audit and the review of NEG’s quarterly financial statements.
      NEG’s audit committee is comprised of Messrs.                     (chair),                     and                     . NEG’s board of directors has determined that Mr.                     qualifies as an “audit committee financial expert” as defined under the rules of the SEC.
Compensation Committee Interlocks and Insider Participation
      None of NEG’s executive officers serves as a member of the board of directors or compensation committee of any entity of which an executive officer serves as a member of NEG board of directors.
Codes of Ethics
      NEG has adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Code of Ethics for all directors and executive officers. These documents will be available in print to any stockholder requesting a copy in writing from NEG’s corporate secretary at its executive offices set forth in this joint information statement/prospectus.
Director Compensation
      Directors who are not employees are entitled to receive an attendance fee of $          in respect of each board meeting attended in person, $          in respect of each committee meeting attended in person and $          in respect of each meeting attended by phone. Directors also receive an annual fee of $     . Non-employee directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors. In addition, non-employee directors are entitled to receive options to acquire shares of NEG common stock under NEG’s equity incentive plan, as described below, based on NEG’s performance. The chair of the audit committee also receives an annual fee of $          .
Executive Compensation
      The following tables set forth the cash compensation paid by National Energy Group to NEG’s Chief Executive Officer and each of its next four most highly compensated executive officers whose cash compensation exceeded $100,000 for the fiscal year ended December 31, 2005 and whose base salary plus bonus equaled or exceeded $100,000.
Summary Compensation Table

		Annual Compensation(1)		Long Term Compensation* Awards

			Awards	Restricted Stock	Securities	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)	Underlying Options	Compensation

Bob G. Alexander	2005	$350,000	$250,000	—	—	$9,000	(2)
Chairman of the Board,	2004	300,000	175,000	—	—	8,000	(2)
President and Chief	2003	300,000	150,000	—	—	6,000	(2)
Executive Officer
F. Wayne Campbell	2005	$152,083	$45,000	—	—	$7,604	(3)
Vice President,	2004	110,000	45,000	—	—	5,500	(3)
Exploration	2003	101,250	15,000	—	—	5,062	(3)
Randall D. Cooley	2005	$184,000	$70,000	—	—	$8,512	(4)
Vice President, Chief	2004	154,000	55,000			7,700	(4)
Financial Officer and Treasurer	2003	135,083	24,000	—	—	6,000	(4)
Philip D. Devlin	2005	$200,000	$80,000	—	—	$9,000	(5)
Vice President, General	2004	200,000	70,000			8,000	(5)
Counsel and Secretary	2003	186,000	25,000	—	—	6,708	(5)
Rick L. Kirby	2005	$156,800	$56,000	—	—	$7,840	(6)
Vice President, Drilling	2004	135,300	56,000	—	—	6,765	(6)
and Production	2003	124,538	15,000	—	—	6,000	(6)

*	There were no long term compensation awards to report for 2003, 2004 or 2005.

(1)	Excludes the aggregate, incremental cost to NEG of perquisites and other personal benefits, securities or property, the aggregate amount of which, with respect to the named individual, does not equal or exceed the lesser of $50,000 or 10% of reported annual salary and bonus for such person.

(2)	Mr. Alexander received $6,000, $8,000 and $9,000 in matching funds contributed by National Energy Group to the 401(k) plan during 2003, 2004 and 2005, respectively.

(3)	Mr. Campbell received $5,062, $5,500 and $7,604 in matching funds contributed by National Energy Group to the 401(k) plan during 2003, 2004 and 2005 respectively.

(4)	Mr. Cooley received $6,000, $7,700 and $8,512 in matching funds contributed by National Energy Group to the 401(k) plan during 2003, 2004 and 2005, respectively.

(5)	Mr. Devlin received $6,708, $8,000 and $9,000 in matching funds contributed by National Energy Group to the 401(k) plan during 2003, 2004 and 2005, respectively.

(6)	Mr. Kirby received $6,000, $6,765 and $7,840 in matching funds contributed by National Energy Group to the 401(k) plan during 2003, 2004 and 2005, respectively.
Equity Incentive Plan
      Prior to the consummation of the IPO, NEG plans to adopt the 2006 NEG, Inc. Equity Incentive Plan, which NEG refers to as the equity incentive plan. The purpose of the equity incentive plan is to promote NEG’s long-term growth and profitability by providing NEG’s directors, officers and employees with incentives to improve stockholder value and contribute to NEG’s growth and financial success. NEG believes the plan will assist it in attracting, retaining and rewarding the best available people.
      Awards. The equity incentive plan will provide for the following types of awards to NEG’s employees, officers, directors and consultants:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	phantom stock awards;

•	performance awards; and

•	other stock-based awards.
      Shares Subject to the Equity Incentive Plan. Subject to adjustment as provided below, no more than an aggregate of                      shares of NEG common stock, plus the number of any shares surrendered to NEG in connection with any award, may be issued under the equity incentive plan. In addition, no person may receive awards for more than                      shares of common stock in any one year. In the event of future stock dividends, spin-offs, split-ups, recapitalizations, mergers, consolidations, business combinations, exchanges of shares and the like (other than a cash dividend), the board of directors, in its discretion, will be able to make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the equity incentive plan or pursuant to outstanding awards, (2) the option price or exercise price of any stock appreciation right, and/or (3) any other affected terms of such awards.
      Eligibility. Any of NEG’s employees, officers, directors, or consultants or those of any of NEG’s affiliates will be eligible to participate in the equity incentive plan. In each case, the board of directors will select the actual grantees.
      Limitations. No award may be granted under the equity incentive plan after the 10th anniversary of its commencement. Awards granted prior to the termination may extend beyond the termination date of the equity incentive plan.
      Plan Administration. The equity incentive plan will be administered by the board of directors. Any decision in respect of the interpretation and administration of the equity incentive plan will lie within the sole and absolute discretion of the board of directors. The board may also appoint a committee to exercise all or some of its authority under the equity incentive plan.
      The following is a summary of the types of awards that NEG may grant under the equity incentive plan.
      The board of directors may grant options to purchase shares of NEG common stock intended to qualify as incentive stock options under the Internal Revenue Code and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the board of directors, but the exercise price of any incentive stock option may not be less than the fair market value of NEG common stock on the date of grant.
      The term of each option will be fixed by the board of directors, but the term of any incentive stock option may not exceed 10 years from the date of grant as indicated above. The board of directors will determine the vesting of each option and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may vest in installments. The vesting of options may be accelerated by the board of directors.
      To exercise an option, the optionee must pay the exercise price in full either in cash or cash equivalents or by delivery of shares of common stock already owned by the optionee. The exercise price may also be paid in a broker-assisted-cashless exercise.
      The board of directors may grant a right to receive the appreciation of a number of shares over a period of time specified by the board of directors. This appreciation will be paid either in equity, cash or a combination of equity and cash. The board of directors may grant these stock appreciation rights alone or in connection with stock options. Upon exercise of a stock appreciation right that is related to a stock option, the holder will surrender the option for the number of shares as to which the stock appreciation right is exercised and will receive payment of an amount computed as described in the stock appreciation right award. A stock appreciation right granted in connection with a stock option will usually be exercisable at the time or times, and only to the extent that, the related stock option is exercisable and will not be transferable except to the extent the related option is transferable.
      The board of directors may also grant phantom stock awards to participants. These awards are contractual rights that are equivalent in value to, but not actual shares of, NEG common stock. Phantom stock awards may be conditioned on the achievement of performance goals and/or continued employment with NEG through a specified date. The board of directors will determine the time or times when a participant will be paid the value of the phantom stock award, and the payment may be in cash, in shares of NEG common stock or in a combination of cash and common stock. Because phantom stock awards are not actual shares of NEG common stock, they do not have any voting rights.
      The board of directors may also grant performance stock awards to receive shares of NEG common stock upon achievement of performance goals and other conditions determined by the board of directors.
      The board of directors is authorized to grant to participants other awards that may be based on or related to NEG common stock or other securities. These could include: convertible or exchangeable debt securities; other rights convertible or exchangeable into shares; purchase rights for shares or other securities; and incentive awards with value and payment contingent upon performance.
      The board of directors will determine whether other stock-based awards will be paid in NEG common stock, other securities, cash or a combination of these mediums.
      Transferability. Unless otherwise determined by the board of directors, awards granted under the equity incentive plan are not transferable other than by will or by laws of descent or distribution.
      Amendment and Termination. The board of directors may amend, alter or terminate the equity incentive plan in any respect at any time, but no amendment may (i) increase the number of shares available under the plan without the approval of NEG’s stockholders (except for adjustments in such amounts in connection with stock splits, reorganizations, mergers and similar transactions) or (ii) diminish any of the rights of a participant under any awards previously granted, without his or her consent.
Indemnification
      NEG maintains directors’ and officers’ liability insurance. NEG’s certificate of incorporation and bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances.

NEG — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth information as of June 21, 2006, as to the beneficial ownership of shares of NEG common stock, after giving retroactive effect to NEG’s merger with National Energy Group, Inc. and the IPO, in each case, by:

•	each person (or group of affiliated persons) known to NEG to beneficially own more than 5% of its common stock;

•	each named executive officer;

•	each of NEG’s directors; and

•	all of NEG’s executive officers and directors as a group.
      Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o NEG, Inc., 1400 One Energy Square, 4925 Greenville Avenue, Dallas, Texas 75206.
      As of June 21, 2006, AREP owned NEG’s sole share of common stock outstanding and NEG’s sole share of class B common stock outstanding.
      The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated by the footnotes below, NEG believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own.
      Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion or exchange of other securities, as well as the exercise of options held by the respective person or group that may be exercised within 60 days after June 21, 2006. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable, or class B common stock exchangeable, within 60 days after June 21, 2006 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The table below assumes the underwriters do not exercise their option to purchase additional shares.

Shares of Common Stock and Class B Common Stock
Beneficially Owned After the Merger but Before the IPO

Number of
Class B
	Number of	Shares	Percent	Percent	Percent of
	Shares of	Exchangeable	of	of	Total
	Common	Into Common	Common	Class B	Voting
Name and Address of Beneficial Owner	Stock	Stock(1)	Stock	Shares	Power(1)

American Real Estate Partners, L.P. (2)		1		100.0
Bob G. Alexander		—		—
Keith A. Meister		—		—
F. Wayne Campbell		—		—
Randall D. Cooley		—		—
Philip D. Devlin		—		—
Rick L. Kirby		—		—
All current directors and executive officers as a group (10 persons)		—		—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Shares of Common Stock and Class B Common Stock
Beneficially Owned After the Merger and the IPO

Number of
Class B
	Number of	Shares	Percent	Percent	Percent of
	Shares of	Exchangeable	of	of	Total
	Common	Into Common	Common	Class B	Voting
Name and Address of Beneficial Owner	Stock	Stock(1)	Stock	Shares	Power(1)

American Real Estate Partners, L.P. (2)		1		100.0
Bob G. Alexander		—		—
Keith A. Meister		—		—
F. Wayne Campbell		—		—
Randall D. Cooley		—		—
Philip D. Devlin		—		—
Rick L. Kirby		—		—
All current directors and executive officers as a group (10 persons)		—		—

*    Less than one percent (1%)

(1)	Holders of NEG common stock and class B common stock will vote together as a single class on all matters. Each holder of NEG common stock will be entitled to one vote per share and AREP, as the holder of the only share of NEG class B common stock, will be entitled to the number of votes equal to the total number of shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas. The class B common stock is exchangeable at any time by AREP.

(2)	AREP indirectly owns these shares and may be deemed to be the beneficial owner thereof. All of the outstanding stock of the general partner of AREP and approximately 90.0% of its depositary units and 86.5% of its preferred units are owned by affiliates of Carl C. Icahn. Mr. Icahn, by virtue of his relationship to AREP, may be deemed to “beneficially own” (as that term is defined in Rule 13d-3 under the Exchange Act) these shares. Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. AREP’s business address is 445 Hamilton Avenue, Suite 1210, White Plains Plaza, White Plains, NY 10601. Mr. Icahn’s business address is 767 Fifth Avenue, 47th Floor, New York, NY 10153. This amount includes shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas.

NATIONAL ENERGY GROUP — SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
      The following table shows: (1) the number of shares of National Energy Group common stock that each person or entity who owns of record as of June 21, 2006, or who is known by National Energy Group to own beneficially, 5% or more of the outstanding shares of National Energy Group’s common stock; (2) the number of shares of National Energy Group common stock that National Energy Group’s directors and executive officers beneficially owned, or had the right to acquire beneficial ownership of as of, or within sixty days after June 21, 2006; (3) the number of shares of National Energy Group common stock that each of such persons is expected to beneficially own, or have the right to acquire beneficial ownership of within sixty days after, the closing of the merger; and (4) the percentage of the outstanding shares of National Energy Group common stock that such ownership constitutes:

	Pre-Merger		Post-Merger
	Amount and		Amount and
	Nature	Pre-Merger	Nature
	of Beneficial	Percent of	of Beneficial	Post-Merger
Name of Beneficial Owner	Ownership as of	Class as of(1)	Ownership	Percent of Class

NEG Oil & Gas LLC(2)	5,597,824	50.01%
Bob G. Alexander(3)	57,000	*
Robert H. Kite(4)	84,262	*
R. Kent Lueders(5)	33,572	*
Philip D. Devlin(6)	15,209	*
Rick L. Kirby(7)	14,864	*
F. Wayne Campbell(8)	496	*
Lori K. Mauk(9)	276	*
Robert J. Mitchell(10)	—	0.0%	—	0.0%
Jack G. Wasserman(11)	—	0.0%	—	0.0%
Martin L. Hirsch(12)	—	0.0%	—	0.0%
David V. Rigsby(13)	—	0.0%	—	0.0%
Randall D. Cooley(14)	—	0.0%	—	0.0%
Jenny V. Robins(15)	—	0.0%	—	0.0%
All officers and directors as a group (13 people)	205,679	1.83%

*	Less than 1%

(1)	As of June 21, 2006, there were 11,190,650 shares of National Energy Group’s Common Stock outstanding.

(2)	NEG Oil & Gas directly owns these shares and may be deemed to be the beneficial owner thereof. Mr. Carl C. Icahn, by virtue of his relationship to AREP, the indirect parent of NEG Oil & Gas, may be deemed to “beneficially own” (as that term is defined in Rule 13d-3 under the Exchange Act) these shares. Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. Mr. Mitchell, a present director of National Energy Group and a former employee of affiliates of AREP, and Mr. Martin L. Hirsch, a present director of National Energy Group and employee of affiliates of AREP, also disclaim any beneficial ownership of these shares.

(3)	Shares held directly by Mr. Alexander. Mr. Alexander is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(4)	Robert H. Kite is Chief Operating Officer and a 33.0% beneficial owner of KFT, Ltd. and may be deemed to be the beneficial owner of shares held by KFT, Ltd. 59,285 shares are held by KFT, Ltd. and Mr. Kite holds 24,977 shares directly. Mr. Kite is located at 6910 East Fifth Street, Scottsdale, AZ 85251.

(5)	Shares held directly by Mr. Lueders. Mr. Lueders is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(6)	Shares held directly by Mr. Devlin. Mr. Devlin is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(7)	Shares held directly by Mr. Kirby. Mr. Kirby is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(8)	Shares held directly by Mr. Campbell. Mr. Campbell is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(9)	Shares held directly by Ms. Mauk. Ms. Mauk is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(10)	Mr. Mitchell holds no shares of common stock of National Energy Group and disclaims beneficial ownership of any shares attributable to AREH. Mr. Mitchell is located at 7320 Austin Street, Forest Hills, NY 11375.

(11)	Mr. Wasserman holds no shares of common stock of National Energy Group. Mr. Wasserman is located at 510 E. 86th Street, New York, NY 10028.

(12)	Mr. Hirsch holds no shares of common stock of National Energy Group and disclaims beneficial ownership of any shares attributable to AREP. Mr. Hirsch is located at 767 Fifth Avenue, New York, NY 10153.

(13)	Mr. Rigsby holds no shares of common stock of National Energy Group. Mr. Rigsby is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(14)	Mr. Cooley holds no shares of common stock of National Energy Group. Mr. Cooley is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

(15)	Ms. Robins holds no shares of common stock of National Energy Group. Ms. Robins is located at 4925 Greenville Avenue, Suite 1400, Dallas, TX 75206.

NEG — CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
NEG Oil & Gas Operating Agreement
      See “Description of Capital Stock — Description of NEG Oil & Gas Operating Agreement.”
Merger of National Energy Group with and into NEG
      See “The Merger.”
Acquisitions
      National Energy Group. In October 2003, pursuant to a purchase agreement dated as of May 16, 2003, AREP acquired certain debt and equity securities of National Energy Group from Arnos and High Coast for an aggregate consideration of approximately $148.1 million, plus approximately $6.7 million of accrued interest on the debt securities. The securities acquired were $148.6 million in principal amount of 10 3/4 % senior notes, representing all of National Energy Group’s then outstanding debt securities, and 5,584,044 shares of common stock of National Energy Group. As a result of this transaction and the acquisition by AREP of additional shares of common stock of National Energy Group, AREP currently beneficially own 50.01% of the outstanding common stock of National Energy Group. The remaining shares of common stock of National Energy Group are publicly held.
      TransTexas Gas Corporation. On December 6, 2004, AREP purchased from Thornwood Associates, an affiliate of Mr. Icahn, $27.5 million aggregate principal amount of term notes issued by TransTexas, representing 100% of the debt of TransTexas. The purchase price for the term notes was approximately $28.3 million, which equals the principal amount of the notes plus accrued but unpaid interest.
      On April 6, 2005, AREP acquired, for $180.0 million in cash, TransTexas in a merger in which National Onshore, a wholly owned subsidiary of AREP, was the surviving entity. TransTexas was owned by Highcrest, an affiliate of Mr. Icahn.
      AREP contributed National Onshore and the TransTexas note, but not the accrued but unpaid interest, to NEG Oil & Gas on June 30, 2005.
      Panaco, Inc. On December 6, 2004, AREP, pursuant to a membership interest purchase agreement and related assignment and assumption agreement by and among AREP Oil & Gas, as purchaser, and Arnos, High River and Hopper Investments, each an affiliate of Mr. Icahn, as sellers, purchased all of the membership interests of Mid River. The assets of Mid River consisted of $38.0 million principal amount of term loans of Panaco, representing 100% of the outstanding debt of Panaco. The purchase price for all of the membership interests of Mid River was approximately $38.2 million, which equaled the then outstanding principal amount of the notes plus accrued but unpaid interest.
      On June 30, 2005, AREP acquired Panaco for 4,310,345 of its depositary units, valued at approximately $125.0 million, in a merger in which National Offshore, a wholly owned subsidiary of AREP was the surviving entity. The equity of Panaco was owned by Highcrest Investors and Arnos. AREP contributed National Offshore and the Panaco note, but not the accrued but unpaid interest, to NEG Oil & Gas on June 30, 2005.
      NEG Holding LLC. On June 30, 2005, AREP acquired the managing membership interest in NEG Holding from Gascon Partners, an affiliate of Mr. Icahn, in consideration of 11,344,828 depositary units of AREP, valued at approximately $320.0 million. The managing membership interest acquired by AREP constituted all of the membership interests other than the membership interest owned by National Energy Group. AREP’s interest in NEG Holding was contributed to NEG Oil & Gas on June 30, 2005.
      Each of the purchases of TransTexas, Panaco and NEG Holding was separately approved by AREP’s audit committee. AREP’s audit committee was advised as to each transaction by independent financial advisors and legal counsel.

NEG Oil & Gas Revolving Credit Facility
      On December 22, 2005, NEG Oil & Gas entered into a revolving credit facility, dated as of December 20, 2005, with Citicorp USA, Inc., as Administrative Agent, Bear Stearns Corporate Lending Inc., as Syndication Agent, and certain other lender parties.
      Under the revolving credit facility, NEG Oil & Gas will be permitted to borrow up to the lesser of $500.0 million or the borrowing base. Borrowings under the revolving credit facility will be subject to a borrowing base determination based on the oil and gas properties of NEG Oil & Gas and its subsidiaries and the reserves and production related to those properties. The initial borrowing base is set at $335.0 million and will be subject to semi-annual redeterminations, based on engineering reports to be provided by NEG Oil & Gas by March 31 and September 30 of each year, beginning March 31, 2006. Obligations under the revolving credit facility are secured by liens on all of the assets of NEG Oil & Gas and its wholly-owned subsidiaries. The revolving credit facility has a term of five years and all amounts will be due and payable on December 20, 2010. Advances under the revolving credit facility will be in the form of either base rate loans or Eurodollar loans, each as defined.
      NEG Oil & Gas used the proceeds of the initial $300.0 million borrowing to (1) purchase the existing obligations of its indirect subsidiary, NEG Operating, from the lenders under NEG Operating’s credit facility with Mizuho Corporate Bank, Ltd., as administrative agent, (2) repay a loan of approximately $85.0 million by AREP used to purchase Minden Fields; (3) pay a distribution to AREP of $78.0 million, and (4) pay transaction costs.
NEG Operating Credit Facility
      On December 22, 2005, NEG Oil & Gas purchased the outstanding credit facility among Mizuho Corporate Bank Ltd, as Administrative Agent for the lenders, Bank of Texas, N.A. and the Bank of Nova Scotia, as co-agents for the lenders, and Bank of Texas, as collateral agent, and NEG Operating, or the Mizuho Facility. NEG Operating entered into an Amended and Restated Credit Agreement, dated as of December 20, 2005, with NEG Oil & Gas as the successor to the lenders under the Mizuho Facility and Citicorp USA, Inc. as collateral agent, or the NEG Operating credit facility. By purchasing the Mizuho Credit Facility, NEG Oil & Gas is the successor in interest to pledge agreements and irrevocable proxies dated as of December 29, 2003 signed by each of NEG Holding, NEG Operating and National Energy Group in favor of the lenders under the Mizuho Facility, or the pledge agreements, providing for pledges of the equity interest in NEG Holding, in the case of National Energy Group, the equity interest in NEG Operating, in the case of NEG Holding, and the oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business of NEG Operating. NEG Oil & Gas pledged all of its rights under the NEG Operating credit facility, including the collateral securing NEG Operating obligations under that facility, to the lenders under the NEG Oil & Gas revolving credit facility.
      The NEG Operating credit facility provides for a loan commitment amount of up to $180 million, including a letter of credit commitment of up to $1.0 million, subject to certain borrowing base and other limitations thereunder. At December 22, 2005, NEG Operating owed approximately $131.0 million under the NEG Operating credit facility and had no outstanding letters of credit issued thereunder. NEG expects that the NEG Operating credit facility will be terminated upon completion of the merger and borrowings under it will be consolidated under the NEG Oil & Gas revolving credit facility.
National Energy Group Credit Facility
      As a result of the distributions of the outstanding amounts under the credit facility and the assignment of the credit facility to NEG Operating, National Energy Group no longer has a credit facility.
Sharing of Financial and Other Information
      NEG will agree that, for so long as AREP owns shares of NEG common stock or a membership interest in NEG Oil & Gas, NEG will provide AREP with quarterly and annual historical financial information needed by AREP to issue its own earnings releases and public filings. NEG will further agree that, for so long as AREP owns more than 20% of the voting power of NEG’s outstanding stock (or is required to account for its investment in NEG and in NEG Oil & Gas on a consolidated basis or under the equity method of accounting), NEG will not, unless required by law, select, without AREP’s prior written consent, an accounting firm to serve as NEG’s independent registered accounting firm different than AREP’s independent registered accounting firm. NEG also will agree to use commercially reasonable efforts to enable its independent registered accountants to complete their audit such that they will date their opinion with respect to NEG’s annual financial statements on the same date that AREP’s independent registered accountants date their opinion on AREP’s audited annual financial statements and enable AREP to meet its timetable for filing and public dissemination of annual reports required by the rules and regulations of the SEC, the NYSE, or such other exchange or automated quotation system on which AREP’s securities are listed or by other requirements to which AREP is subject, including indentures governing its debt securities. NEG will provide AREP with information requested by AREP in connection with its press release and public filings and advance notice of all meetings to be held by NEG with financial analysts. NEG also will agree to issue its quarterly and annual earnings releases and file its quarterly and annual reports with the SEC immediately following the time that AREP issues its quarterly and annual earnings releases and files its quarterly and annual reports with the SEC. For so long as AREP owns more than 20% of the voting power of NEG’s outstanding stock (or is required to account for its investment in NEG and NEG Oil & Gas on a consolidated basis or under the equity method of accounting), in addition to the items described above, NEG will agree to provide AREP with monthly historical financial information, access to its books and records so that it may conduct audits of NEG’s financial statements, notice of any proposed material changes in NEG’s accounting estimates or discretionary accounting principles, a quarterly representation of NEG’s chief executive officer and NEG’s chief financial or accounting officer as to the accuracy and completeness of NEG’s financial and accounting records and copies of correspondence with and reports submitted by NEG’s accountants.
      NEG also will agree, for so long as AREP owns more than 20% of the voting power of NEG’s outstanding stock (or is required to account for its investment in NEG and NEG Oil & Gas on a consolidated basis or under the equity method of accounting), to conduct NEG’s strategic and operational review process on the same schedule on which AREP conducts its strategic and operational review process.
      NEG and AREP also will agree with respect to the mutual sharing of information between NEG and AREP in order to comply with reporting, filing, audit or tax requirements, for use in judicial proceedings, and in order to comply with their respective obligations after the completion of the IPO. NEG will also agree to provide mutual access to historical records relating to businesses that may be in its possession.
Tax Agreement; Tax Benefit Note
      AREP will be able to exchange its membership units of NEG Oil & Gas for shares of NEG common stock. The exchanges may result in increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to NEG’s acquired interest in NEG Oil & Gas that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that NEG would otherwise be required to pay in the future, although the IRS may challenge all or part of that tax basis increase, and a court could sustain such a challenge.
      NEG will enter into a tax agreement with AREP that will provide for the payment by NEG to AREP of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that NEG realizes as a result of these increases in tax basis, if any, and of tax benefits attributable to payments under the tax agreement. NEG will also be required to pay AREP interest on any amounts due under the tax agreement, calculated from the unextended due date of NEG’s tax return for any year in which a tax benefit is realized until payment is made. Since NEG may not be able to file its tax returns by their unextended due dates, interest may be payable for those years, if any, in which NEG realizes a tax benefit. To the extent NEG’s tax savings from the basis increases exceed the amount payable under the tax agreement, NEG expects to benefit from such tax savings.

      We will have the right to liquidate payments due under the tax agreement from time to time for an amount based in an agreed value of certain payments remaining to be made under the tax agreement at such time. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of NEG’s income, NEG expects that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of NEG Oil & Gas attributable to NEG’s interest in NEG Oil & Gas, during the expected term of the tax agreement, the payments that NEG may make to AREP could be substantial. If AREP’s exchangeable membership units had been effectively exchanged in a taxable transaction for common stock at the time of the closing of the IPO, the net increase in the tax basis attributable to NEG’s interest in NEG Oil & Gas would have been approximately $                     , assuming an initial offering price of $                      per share of common stock. Any actual increase in tax basis will depend upon, among other factors, the price of shares of NEG common stock at the time of the exchange and the extent to which such exchanges are taxable and, as a result, could differ materially from this amount. NEG’s ability to achieve benefits from any increase, and the amount of any payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the ability to claim deductions for depletion, depreciation or amortization in respect of such basis increase, the timing and amount of NEG’s future income, and the extent to which properties to which such basis increase relates are sold.
      In addition, if the IRS successfully challenges all or part of the tax basis increase or the depreciation or amortization of such basis increase, under certain circumstances, NEG could make payments to AREP under the tax agreement in excess of NEG’s actual cash tax savings. However, under no circumstances will NEG receive any reimbursements from AREP of amounts previously paid by NEG under the tax agreement.
      In addition to payments which may be due to AREP under the tax agreement, substantially concurrent with the closing of the IPO NEG will become obligated to AREP on a promissory note in the principal amount of $                    . The note will bear interest at the rate of                     % per annum, accruing monthly, but not payable until maturity, and will be payable March 31, 2011.
      The principal amount of the note is intended to approximate the expected present value to NEG of certain tax benefits which could potentially result from (1) the exchange by AREP of a portion of its membership interest, or assets of, in NEG Oil & Gas for shares of NEG common stock, and (2) the distribution to AREP of approximately $                     in cash and assumption of liabilities by NEG Oil & Gas. It is expected that these transactions will cause NEG’s share of the tax basis of certain properties in the hands of NEG Oil & Gas to be greater than the basis of those properties in the hands of AREP prior to the transactions. That additional basis will likely result in tax benefits to NEG, such as additional depletion or depreciation deductions, in the future.
      In calculating the amount of the note, NEG has made certain assumptions as to the availability of, and its ability to utilize, such tax benefits. However, there can be no assurance that the expected tax benefits will in fact be available or that NEG will be able to utilize them in accordance with these assumptions. If the tax benefits are not available, or if NEG is not able to utilize them in accordance with the assumptions, NEG will nonetheless be obligated to make payments of principal and interest on the note in accordance with its terms.
Management Agreement between NEG Oil & Gas and NEG
      The management and operation of NEG Oil & Gas will be undertaken by NEG pursuant to a management agreement. NEG Oil & Gas will not have any employees and NEG’s employees will conduct all of the day to day operations of NEG Oil & Gas’ oil and natural gas properties. NEG also will serve as the managing member of NEG Oil & Gas and will control the strategic direction of NEG Oil & Gas’ oil and natural gas business, including drilling and capital investments, acquisitions and dispositions and capital raising activities. The management agreement will provide for NEG Oil & Gas to reimburse NEG for all of its cash expenses. These may include, without limitation, in addition to the expenses associated with employees, fees and other compensation to be paid to NEG’s directors, insurance premiums, legal and accounting fees and expenses, and SEC and NYSE fees, including all such expenses or fees incurred in connection with issuances of securities or other transactions.
Management Agreements between National Energy Group and each of NEG Operating, National Onshore and National Offshore
      National Energy Group has managed the operations of each of NEG, National Onshore and National Offshore pursuant to managements agreements.
      National Energy Group entered into the management agreement with NEG Operating on May 1, 2001. Pursuant to the NEG Operating management agreement, it conducts the day-to-day operations of NEG Operating’s oil and gas assets and business, for which it receives a monthly management fee equal to 115% of the actual direct and indirect administrative and reasonable overhead costs that it incurs in operating NEG Operating’s oil and natural gas properties. The NEG Operating management agreement terminates on the earlier of November 1, 2006 or such time as NEG Operating no longer owns any of the managed oil and gas properties.
      National Energy Group entered into the management agreement with National Onshore on August 28, 2003. Pursuant to the National Onshore management agreement, it receives a monthly fee of $312,500 in exchange for conducting the day-to-day management of National Onshore’s business. The National Onshore management agreement is terminable (1) upon 30 days written notice by National Onshore; (2) upon 90 days written notice by National Energy Group; or (3) as otherwise determined by the bankruptcy court.
      National Energy Group entered into the management agreement with National Offshore on November 16, 2004. Pursuant to the National Offshore management agreement, National Energy Group conducts the day-to-day operations of National Offshore for which it receives a monthly fee of 115% of the actual direct and indirect administrative overhead costs that NEG incurs in operating and administering the National Offshore properties. The National Offshore management agreement is terminable (1) upon 30 days written notice by National Offshore; (2) upon 90 days written notice by National Energy Group; or (3) as otherwise determined by the bankruptcy court.

NEG — DESCRIPTION OF CAPITAL STOCK
      NEG’s authorized capital stock consists of:

•	50 million shares of common stock, par value $.01 per share, of which shares will be issued and outstanding and shares will be reserved for issuance upon exchange, from time to time, by AREP of its membership interest in NEG Oil & Gas;

•	One share of class B common stock, par value $.01 per share, which is currently issued and outstanding; and

•	One million shares of preferred stock, par value $.01 per share, of which no shares will be issued and outstanding following the completion of the IPO.
      The rights of NEG stockholders will be governed by Delaware law, NEG’s certificate of incorporation and NEG’s bylaws. The following is a summary of the material terms of NEG’s capital stock. For additional information regarding NEG’s capital stock, please refer to the applicable provisions of Delaware law, NEG’s certificate of incorporation and NEG’s bylaws.
Common Stock and Class B Common Stock
      Holders of NEG common stock and AREP, the only holder of NEG’s class B common stock, generally have identical rights and privileges, except as otherwise specified in this section.

Voting Rights
      Holders of NEG common stock and AREP, as the sole holder of its class B common stock, together will exclusively possess all voting rights and powers for election of directors and for all other purposes.
      Holders of NEG common stock and class B common stock will vote together as a single class on all matters, with each holder of NEG common stock entitled to one vote per share of common stock and the holder of NEG class B common stock entitled to the number of votes equal to: (1) the total number of shares of common stock from time to time issuable upon conversion of its membership interests in NEG Oil & Gas at the close of business on the record date for the vote on the matter in question, divided by (2) the number of shares of class B common stock held by such holder. NEG currently is a wholly-owned subsidiary of AREP. The class B common stock was issued to AREP upon NEG’s formation and is structured to effect this voting structure.

Dividend and Liquidation Rights
      Subject to the rights of holders of NEG preferred stock, holders of NEG common stock will be entitled to receive dividends, when and as declared by the board of directors, out of funds legally available for the payment of dividends. The holder of NEG class B common stock is not entitled to the payment of dividends. As a Delaware corporation, NEG may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law, or the DGCL, also provides that dividends may not be paid out of net profits if, after the payment of dividends, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The terms of NEG Oil & Gas’ credit facility and the indenture governing its 10 3/4 % notes restrict NEG from paying cash dividends on its common stock under certain circumstances.
      In the event of NEG’s liquidation, dissolution or winding-up, either voluntary or involuntary, after payment has been made in full to the holders of preferred stock of any amounts to which they may be entitled and subject to the rights of holders of preferred stock, holders of NEG’s common stock and the holder of NEG’s class B common stock will be entitled to share ratably, according to the number of shares held by the holder, an amount equal to the par value per share, as adjusted for stock splits, combinations and dividends. After payment of the par value, all of NEG’s remaining assets will be distributed to holders of its common stock, and the holder of NEG’s class B common stock will not be entitled to share in the distribution.

No Preemptive, Conversion or Redemption Rights
      Neither NEG’s common stock nor its class B common stock has any preemptive, conversion or exchange rights pursuant to NEG’s certificate of incorporation and neither is subject to further calls or assessment by NEG. There are no redemption, retraction, purchase for cancellation or sinking fund provisions applicable to the common stock or the class B common stock. For a discussion of AREP’s “top off” right. See “NEG Oil & Gas Operating Agreement.”
NEG Oil & Gas Operating Agreement
      Immediately following the IPO, there will be                      membership units of NEG Oil & Gas issued and outstanding,                     % of which will be beneficially owned by NEG and                     % of which will be beneficially owned by AREP.
      Prior to the IPO, AREP was the sole member of NEG Oil & Gas. After the IPO, NEG will contribute to NEG Oil & Gas the gross proceeds of the IPO in exchange for the managing membership interest in NEG Oil & Gas. The capital contribution made by AREP will be deemed to be equal to the valuation of NEG Oil & Gas, after deductions for debt and distributions made to AREP with the gross proceeds. It is anticipated that the membership interests of each member will be represented by units. Each unit owned by AREP will be exchangeable, at its option solely, from time to time and at any time for one share of NEG common stock.
      Generally, allocations of profits and losses, tax credits and cash distributions shall be in accordance with a member’s percentage interest, which will equal a member’s aggregate economic percentage interest in NEG Oil & Gas determined by dividing the number of membership units owned by a member by the number of all membership units owned by all members.
      The NEG Oil & Gas operating agreement generally provides that, to the extent cash is available, distributions will be made to each of AREP and NEG to allow each party to pay its taxes on income from operations of NEG Oil & Gas (based on certain assumptions). NEG and AREP call these tax distributions. Because of the manner in which these distributions are calculated, they may be other than in proportion to each party’s percentage interest if that occurs, the member receiving less than its pro rata share based upon its percentage interest shall be entitled to receive priority distributions equal to the shortfall plus a cumulative return of      % per annum.
      The business, property and affairs of the NEG Oil & Gas will be managed under the direction of the managing member.
      The managing member will have the general power to manage or cause the management of NEG Oil & Gas, including the following powers:

•	to have developed and prepared a business plan each year which will set forth the operating goals and plans for NEG Oil & Gas;

•	to execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents in the ordinary course of business on behalf of NEG Oil & Gas;

•	to employ, retain, consult with and dismiss personnel;

•	to establish and enforce limits of authority and internal controls with respect to all personnel and functions;

•	to engage attorneys, consultants and accountants for NEG Oil & Gas; and

•	to develop or cause to be developed accounting procedures for the maintenance of NEG Oil & Gas’ books of account.
      The audit committee of the managing member will choose the auditors of NEG Oil & Gas.
      The members will vote in accordance with their respective percentage interests. However, AREP’s approval will be required for any amendment to provisions relating to (1) allocations of profit and loss, taxes or distributions of cash; (2) the exchangeability of its units for NEG common stock (including the exchange ratio): and (3) its “top off” right. AREP will also have certain consultation rights with respect to preparation of tax returns, tax elections and other tax matters.
      AREP will have the option, or a “top off right,” to purchase from NEG Oil & Gas units, or from NEG shares of NEG common stock or securities exchangeable for or convertible into NEG common stock on the same terms as it is being issued to third parties. The option will be exercisable upon issuance by NEG of additional shares of common stock or securities exchangeable for or convertible into NEG common stock and will be for such number of NEG Oil & Gas membership units, shares of common stock or other securities such that the total percentage voting power of AREP in NEG (including votes attributable to the class B common stock) upon completion of the issuances is not less than AREP’s voting power immediately preceding any such issuance.
Preferred Stock
      NEG’s certificate of incorporation authorizes NEG’s board of directors to establish one or more series of preferred stock of any number of shares, provided that the aggregate number of shares issued and not canceled in any and all such series shall not exceed the one million shares of authorized preferred stock. With respect to any series of preferred stock, NEG’s board of directors is authorized to issue one or more series of preferred stock, and in connection with such series, to determine the rights, preferences and powers of such series, including, without limitation, the following:

•	the designation of the series, the number of shares to constitute the series, which may be subsequently increased or decreased by the board, and the stated value of the series, if different than the par value;

•	whether or not the shares of the series will have voting rights or powers, full or limited, and, if any, the terms of the voting rights and powers;

•	the dividend rate of the series, the conditions and dates upon which the dividends will be payable, the preference or relation which the dividends will bear to the dividends payable on any other class or classes of stock, and whether the dividends will be cumulative or noncumulative;

•	whether the shares of the series will be subject to redemption by the corporation and, if made subject to such redemption, the times, prices and other terms, limitations, restrictions or conditions of such redemption;

•	the relative amounts, and the relative rights of preference, if any, of payment in respect of shares of the series, which holders of shares of the series will be entitled to receive upon liquidation, dissolution or winding-up of the corporation;

•	whether or not the shares will be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which the retirement or sinking fund will be applied to the purchase or redemption of the shares of the series for retirement or to other corporate purposes and the terms and provisions relative to operation of the retirement or sinking fund;

•	whether or not the shares of the series will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether or not issued by the corporation, and if so convertible or exchangeable, the prices or rates of such conversion or exchange and the method of adjustments;

•	the limitations and restrictions, if any, to be effective while any shares of the series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase,

redemption or other acquisition of the corporation or the common stock or any other class or classes of stock of the corporation ranking junior to the shares of such series either as dividends or upon liquidation, dissolution or winding-up;

•	the conditions or restrictions, if any, upon the creation of indebtedness of the corporation or upon the issuance of any additional stock (including additional shares of such series or of any other series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distributions of assets upon liquidation, dissolution or winding-up; and

•	any other preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions on the rights.

      Except as otherwise required by law or by any stock exchange, the authorized shares of preferred stock and common stock will be available for issuance without further action by you.
      Although NEG has no intention at the present time of doing so, in the future NEG could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. NEG will make any determination to issue preferred stock based on its judgment as to the best interests of NEG and its stockholders. In so acting, NEG could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the then-current market price of the common stock.
Authorized but Unissued Capital Stock
      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of certain stock exchanges generally require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future offerings, to raise additional capital or to facilitate acquisitions.
      One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable NEG’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of NEG by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of NEG’s management and possibly deprive the stockholders of opportunities to sell their shares of common stock at higher than prevailing market prices.
Options
      As of                     , options to purchase a total of                      shares of common stock were outstanding,                      of which are subject to lock-up agreements entered into with the Underwriters. Of the remaining                      option shares,                      will be eligible for sale immediately following the completion of the offering.
      The total number of shares of common stock that may be subject to the granting of options under the incentive plan shall be equal to                      shares of common stock.
Certain Provisions of NEG’s Certificate of Incorporation and Bylaws

Amendment of the Bylaws
      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. NEG’s certificate of incorporation and bylaws grant its board the power to adopt, amend and repeal its bylaws on the affirmative vote of a majority of the directors then in office. NEG’s stockholders may also adopt, amend or repeal NEG’s bylaws by the holders of at least a majority of the voting power of all outstanding voting stock.

Special Stockholders’ Meetings
      NEG’s bylaws provide that special meetings of the stockholders may be called only by the board, the chairman of the board or the president, and shall be called at the written request of holders of shares of outstanding stock with 10% or more of the voting power of all outstanding voting stock.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders
      NEG’s bylaws provide that any vacancies on its board will be filled by the affirmative vote of the majority of the remaining directors, even if such directors constitute less than a quorum, or by NEG’s stockholders.

Limitation of Liability of Directors
      NEG’s certificate of incorporation provides that no director shall be personally liable to NEG or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to NEG or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.
      The effect of these provisions is to eliminate NEG’s rights and NEG’s stockholders’ rights, through stockholders’ derivative suits on NEG’s behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Requirements for Advance Notification of Stockholder Proposals and Director Nominations
      NEG’s bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the majority of members of the board of directors. These provisions may preclude stockholders from bringing matters before a stockholders’ meeting or from making nominations for directors at a stockholders’ meeting.

No Cumulative Voting
      NEG’s certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Corporate Opportunities
      NEG’s certificate of incorporation provides that none of AREP and its affiliates (defined as a person that directly or indirectly through one or more intermediaries controls, or is controlled by or is under common control with such person), other than NEG, and any other person in which AREP or any such affiliate has any direct or indirect voting or economic interest (referred to as the Founding Stockholder), or any director, officer, member, partner, stockholder or employee of a Founding Stockholder (each referred to as a Specified Party), will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as NEG do and that might be in direct or indirect competition with NEG. If any Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Founding Stockholder or Specified Party, as applicable, and NEG, none of the Founding Stockholders or Specified Parties has any duty to communicate or offer such corporate opportunity to NEG, and any Founding Stockholder or Specified Party is entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and NEG has no right in or to such corporate opportunity or to any income or proceeds derived from it.

      In the event that a Founding Stockholder or a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, NEG will have no interest in such corporate opportunity and no expectation that such corporate opportunity be offered to it, any such interest or expectation being renounced by NEG so that, as a result of such renunciation and for the avoidance of doubt, such Founding Stockholder or Specified Party (1) will have no duty to communicate or present such corporate opportunity to NEG, (2) will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than NEG and (3) will not breach any fiduciary duty to NEG by reason of the fact that such Founding Stockholder or Specified Party pursues or acquires such corporate opportunity for itself or directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to NEG.
      Notwithstanding the foregoing, NEG’s certificate of incorporation provides that NEG does not renounce any interest or expectation it may have in any corporate opportunity that is offered to any Founding Stockholder or Specified Party, if such opportunity is expressly offered to such Founding Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as NEG’s director, officer or employee.
      In addition, NEG’s certificate of incorporation provides that a corporate opportunity will not be deemed to belong to NEG, and NEG renounces any interest in it, if it is a business opportunity that NEG is not financially able, contractually permitted or legally able to undertake, or that is, from its nature, not in the line of NEG’s business or is of no practical advantage to NEG or that is one in which NEG has no interest or reasonable expectation.
Delaware Anti-Takeover Law
      NEG has opted out of Section 203 of the DGCL, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which such person became an interested stockholder, absent certain circumstances described in Section 203.
Transfer Agent and Registrar
      The transfer agent and registrar for NEG common stock will be Wells Fargo Bank, N.A.

COMPARISON OF RIGHTS OF
NEG AND NATIONAL ENERGY GROUP STOCKHOLDERS
      The information set forth below describes certain differences between the rights of holders of National Energy Group common stock and NEG common stock. Because both NEG and National Energy Group are organized under the laws of the State of Delaware, these differences arise principally from differences between National Energy Group’s restated certificate of incorporation and bylaws and NEG’s amended certificate of incorporation and bylaws. Because this summary does not provide a complete description of these documents, NEG urges you to read each of such documents in their entirety, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint information statement/ prospectus is delivered, by following the instructions listed in “Where You Can Find More Information.”
Capital Stock

Authorized Stock
      NEG. NEG’s certificate of incorporation authorizes NEG to issue 51,000,0001 shares of capital stock consisting of 50,000,000 shares of common stock and one share of class B common stock. NEG’s board of directors has the authority to issue 1,000,000 shares of preferred stock in one or more series, having terms designated by NEG’s board. As of March 31, 2006, there was one share of common stock and one share of class B common stock outstanding and no shares of preferred stock outstanding. NEG intends to apply to list its common stock on the NYSE.
      National Energy Group. National Energy Group’s certificate of incorporation authorizes National Energy Group to issue 16,000,000 shares of capital stock consisting of 15,000,000 shares of common stock and 1,000,000 shares of preferred stock. National Energy Group’s board of directors has the authority to issue one or more series of preferred stock, having the terms designated by National Energy Group’s board. As of March 31, 2006, there were 11,190,650 shares of National Energy Group common stock and no shares of preferred stock outstanding. National Energy Group common stock is quoted on the OTC Bulletin Board but will cease trading following the effective time of the merger.

Voting Rights
      NEG. Each share of NEG common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote. Each share of NEG class B common stock, which will be held by AREP, entitles the holder to such number of votes equal to the total number of NEG shares of common stock from issuable upon the exchange of all membership interests of NEG Oil & Gas held by such holder at the close of business on the date for the vote on the matter in question.
      National Energy Group. Each share of National Energy Group common stock entitles its holder to one vote on all matters on which stockholders are entitled to vote.

Dividend Rights
      NEG. Subject to the rights of the holders of preferred stock, holders of NEG’s common stock will be entitled to receive dividends, when and as declared by the board of directors, out of funds legally available for the payment of dividends. The holder of NEG’s class B common stock is not entitled to the payment of dividends. As a Delaware corporation, NEG may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law, or the DGCL, also provides that dividends may not be paid out of net profits if, after the payment of dividends, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The terms of NEG Oil & Gas’s credit facility restrict and the indenture governing its 10 3/4 % notes will restrict NEG from paying cash dividends on its common stock.

      National Energy Group. National Energy Group’s restated certificate of incorporation and bylaws do not provide for dividend rights. As a Delaware corporation, National Energy Group may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law, or the DGCL, also provides that dividends may not be paid out of net profits if, after the payment of dividends, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Conversion Rights
      NEG. Neither the NEG common stock nor the class B common stock has any conversion rights.
      National Energy Group. National Energy Group common stock does not have any conversion rights.

Redemption Rights
      NEG. There are no redemption rights available to holders of NEG common stock or class B common stock.
      National Energy Group. There are no redemption rights available to holders of National Energy Group common stock.

Liquidation Rights
      NEG. In the event of NEG’s liquidation, dissolution or winding-up, either voluntary or involuntary, after payment has been made in full to the holders of preferred stock of any amounts to which they may be entitled and subject to the rights of holders of preferred stock, holders of NEG’s common stock and the holder of NEG’s class B common stock will be entitled to share ratably, according to the number of shares held by the holder, an amount equal to the par value per share, as adjusted for stock splits, combinations and dividends. After payment of the par value, all of NEG’s remaining assets will be distributed to holders of NEG’s common stock, and the holder of NEG’s class B common stock will not be entitled to share in the distribution.
      National Energy Group. National Energy Group’s restated certificate of incorporation and bylaws do not provide for liquidation rights. Delaware law provides that after payment of all claims, provided there are sufficient assets, stockholders participate ratably in the assets of the corporation.
Board of Directors

Number of Directors
      NEG. NEG’s bylaws provide that the number of NEG directors will be fixed by the board of directors from time to time, but shall not be less than three or less than the number of stockholders, if less than three. NEG’s board of directors is currently composed of two members.
      National Energy Group. National Energy Group’s bylaws provide that the number of National Energy Group directors will be one or more members, the number to be determined from time to time by the Board. National Energy Group’s board of directors is currently composed of five members.

Classified Board
      NEG. NEG’s amended certificate of incorporation and bylaws do not provide for a classified board.
      National Energy Group. National Energy Group’s restated certificate of incorporation and bylaws do not provide for a classified board.

Removal of Directors
      NEG. NEG’s bylaws provide that directors may be removed from office, with or without cause, at a meeting expressly called for that purpose by a vote of the holders of shares then entitled to vote at an election of directors representing a majority of the voting power.
      National Energy Group. National Energy Group’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at an election of directors.
Other Matters

Calling Special Meetings of Stockholders
      NEG. NEG’s bylaws provide that special meetings of the NEG stockholders may be called (1) by a majority of the NEG board of directors, (2) by the chairman of the board (3) by the president or (4) upon request in writing of holders of 10% or more of the voting power of the outstanding shares of NEG.
      National Energy Group. National Energy Group bylaws provide that special meetings of National Energy Group stockholders may be called (1) by the chairman of the board, (2) the vice chairman of the board, (3) any two directors or (4) the president or (5) upon the request in writing of a majority of the then outstanding shares of each class of stock entitled to vote at such meeting.

Stockholder Action By Written Consent
      NEG. NEG’s bylaws provide that stockholders may take action by written consent without a meeting of stockholders only if consents are signed by a sufficient number of stockholders to take such action at a meeting at which all shares entitled to vote thereon were present and voted.
      National Energy Group. National Energy Group’s bylaws provide that stockholders may take action by written consent without a meeting of stockholders only if consents are signed by a sufficient number of stockholders to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholders’ Rights Plan
      NEG. NEG has not adopted a stockholders’ rights plan.
      National Energy Group. National Energy Group has not adopted a stockholders’ rights plan.

Amendment of Certificate of Incorporation
      NEG. Amendments to NEG’s certificate of incorporation are governed by Delaware law. Delaware law generally provides that, to amend a corporation’s certificate of incorporation, the corporation’s board of directors must adopt a resolution setting forth the proposed amendment and declaring its advisability. The amendment then requires the affirmative vote of a majority of all outstanding shares.
      National Energy Group. Amendments to National Energy Group’s certificate of incorporation are also governed by Delaware law.

Amendment of Bylaws
      NEG. Amendments to NEG’s bylaws may be made by (1) the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote, or (2) a majority of the board of directors.
      National Energy Group. Amendments to National Energy Group’s bylaws may be made by a majority of board of directors.

LEGAL MATTERS
      The validity of the shares of NEG common stock being offered by this joint information statement/ prospectus will be passed upon for NEG by DLA Piper Rudnick Gray Cary US LLP, New York, New York. Certain United States federal income tax consequences of the merger will be passed upon Bracewell & Giuliani LLP for the National Energy Group special committee.
EXPERTS
NEG, Inc.
      The financial statements of NEG, Inc. as of December 31, 2005 and for the period from inception (December 6, 2005) through December 31, 2005 included in this joint information statement/prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
NEG, Inc. and NEG Oil & Gas LLC
      The combined financial statements of NEG, Inc. and NEG Oil & Gas LLC as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this joint information statement/ prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
National Energy Group, Inc.
      The financial statements of National Energy Group, Inc. as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this joint information statement/prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
NEG Holding
      The consolidated financial statements of NEG Holding LLC as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 included in this joint information statement/ prospectus have each been audited by Grant Thornton LLP, independent registered public accountants, as stated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
      Information concerning reserve evaluations and related calculations as of December 31, 2003, 2004 and 2005 for the Longfellow Ranch properties owned by NEG Operating LLC have been included in this prospectus in reliance upon the report of DeGolyer and MacNaughton, independent petroleum engineering consultants, given upon their authority as experts in petroleum engineering.
      The estimated reserve evaluations and related calculations as of December 31, 2003, 2004 and 2005 for properties held by NEG Operating LLC and National Onshore LP and as of December 31, 2004 and 2005 for properties held by National Offshore LP located in East Texas, West Texas, the Gulf of Mexico, the Gulf Coast, the Arkoma Basin of Arkansas and Oklahoma, and the Anadarko Basin of Oklahoma have been included in this joint information statement/prospectus in reliance upon the report of Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, given upon their authority as experts in petroleum engineering.

      Information concerning reserve evaluations and related calculations as of December 31, 2003 and 2004 for properties held by NEG Operating LLC in connection with the acquisition of Shana National LLC have been included in this joint information statement/prospectus in reliance upon the authority of Prator Bett, L.L.C., independent petroleum consultants, given upon their authority as experts in petroleum engineering.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      NEG has filed with the SEC a registration statement on Form S-4 under the Exchange Act, with respect to the shares of common stock that are being offered to National Energy Group stockholders in connection with the merger. This joint information statement/ prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the shares of common stock offered by this joint information statement/ prospectus. Statements contained in this joint information statement/ prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this joint information statement/ prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. NEG’s SEC filings are also available to the public from the SEC’s website at www.sec.gov.
      National Energy Group files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for its SEC filings is 1-9516. You may read any document National Energy Group files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. National Energy Group files information electronically with the SEC. National Energy Group’s SEC filings are available from the SEC’s Internet site at http://www.sec.gov. National Energy Group’s SEC filings are also available at National Energy Group’s website at www.negx.com. Information contained on National Energy Group’s website is not part of this joint information statement/ prospectus.
      The agreement and plan of merger attached to this joint information statement/ prospectus as Annex B is incorporated by reference into this joint information statement/ prospectus.

INDEX TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

NEG, Inc.
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-2
Balance Sheets as of December 31, 2005 and March 31, 2006	F-3
Statements of Operations for the period from December 6, 2005 (Inception) through December 31, 2005 and the three Month Period Ended March 31, 2006	F-4
Statements of Changes in Stockholder’s Equity for the period from December 6, 2005 (Inception) through December 31, 2005 and the three Month Period Ended March 31, 2006	F-5
Notes to Financial Statements	F-6
NEG, Inc. and NEG Oil & Gas LLC
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-8
Combined Balance Sheets as of December 31, 2004 and 2005	F-9
Combined Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005	F-10
Combined Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005	F-11
Combined Statements of Changes in Total Equity for the Years Ended December 31, 2003, 2004 and 2005	F-12
Notes to Combined Financial Statements	F-13
Combined Balance Sheets as of December 31, 2005 and March 31, 2006 (unaudited)	F-37
Combined Statements of Operations for the three months ended March 31, 2005 and 2006 (unaudited)	F-38
Combined Statements of Cash Flows for the three months ended March 31, 2005 and 2006 (unaudited)	F-39
Combined Statement of Changes in Total Equity for the three months ended March 31, 2006 (unaudited)	F-40
Notes to Combined Financial Statements (unaudited)	F-41
National Energy Group, Inc.
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-52
Balance Sheets as of December 31, 2004 and 2005	F-53
Statements of Operations for the years ended December 31, 2003, 2004 and 2005	F-54
Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005	F-55
Statements of Stockholders’ Deficit for the years ended December 31, 2003, 2004 and 2005	F-56
Notes to Financial Statements	F-57
Balance Sheets as of December 31, 2005 and March 31, 2006 (unaudited)	F-70
Statements of Operations for the three months ended March 31, 2005 and 2006 (unaudited)	F-71
Statements of Cash Flows for the three months ended March 31, 2005 and 2006 (unaudited)	F-72
Statement of Stockholders’ Deficit for the three months ended March 31, 2006 (unaudited)	F-73
Notes to Financial Statements (unaudited)	F-74
NEG Holding LLC
Report of Independent Registered Public Accounting Firm — Grant Thornton LLP	F-84
Consolidated Balance Sheets as of December 31, 2004 and 2005	F-85
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005	F-86
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005	F-87
Consolidated Statements of Members’ Equity for the years ended December 31, 2003, 2004 and 2005	F-88
Notes to Consolidated Financial Statements	F-89

Report of Independent Registered Public Accounting Firm
To the Stockholder
NEG, Inc.
      We have audited the accompanying balance sheet of NEG, Inc. (“the Company”) as of December 31, 2005 and the related statements of operations and changes in shareholder’s equity for the period from inception (December 6, 2005) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEG, Inc. as of December 31, 2005, and the results of its operations for the period from inception (December 6, 2005) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Houston, Texas
June 15, 2006

NEG, INC.
BALANCE SHEETS

	December 31,	March 31,
	2005	2006

(Unaudited)
ASSETS
Total Assets	$—	$—

LIABILITIES AND STOCKHOLDER’S EQUITY
Total Liabilities	$—	$—
Stockholder’s equity
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, one share issued and outstanding	—	—
Class B common stock, $.01 par value, one share authorized, one share issued and outstanding
Additional paid-in capital	20	20
Subscription receivable	(20)	(20)

Total equity	—	—

Total liabilities and stockholder’s equity	$—	$—

The accompanying notes are an integral part of these financial statements.

NEG, INC.
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 6, 2005 (INCEPTION) THROUGH
DECEMBER 31, 2005 AND THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	From December 6, 2005	Three Month
	(Inception) Through	Period Ended
	December 31, 2005	March 31, 2006

(unaudited)
Revenues	$—	$—
Expenses	—	—

Income before income taxes	—	—
Income tax expense	—	—

Net income	$—	$—

Weighted average shares outstanding	—	—

Earnings per share	$—	$—

The accompanying notes are an integral part of these financial statements.

NEG, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM DECEMBER 6, 2005 (INCEPTION) THROUGH DECEMBER 31, 2005
AND THE THREE MONTH PERIOD ENDED MARCH 31, 2006

	Common Stock		Class B Common
					Additional	Subscription	Total
	Shares	Amount	Shares	Amount	Paid-In Capital	Receivable	Equity

	(2006 Amounts Unaudited)
Initial capitalization, December 6, 2005	1	$—	1	$—	$20	$(20)	$—

Balance December 31, 2005	1	—	1	—	20	(20)	—

Balance March 31, 2006	1	$—	1	$—	$20	$(20)	$—

The accompanying notes are an integral part of these financial statements.

NEG, Inc.
Notes to Financial Statements
For the Period December 6, 2005 (Inception) through December 31, 2005 and the
Three Month Period Ended March 31, 2006 (2006 Unaudited)

1.	Organization and Background
      NEG, Inc. (“NEG”), a Delaware corporation, was formed on December 6, 2005 by a subsidiary of American Real Estate Partners, LP. (“AREP”) to acquire AREP’s oil and gas management company and, concurrent with the acquisition, effect an initial public offering of a portion of AREP’s oil and natural gas interests. The Company was originally incorporated as NEG IPOCO, Inc. and changed its name to NEG on January 20, 2006.
      NEG has not conducted any operations and formation and organization costs have been paid by AREP and were not significant.
      AREP is a diversified, publicly traded limited partnership engaged in a variety of businesses and is majority owned by Mr. Carl C. Icahn. AREP conducts its oil and gas operations through its indirect, wholly-owned subsidiary, NEG Oil & Gas, LLC (“NEG Oil & Gas”). Management of AREP’s oil and gas operations is conducted by National Energy Group, Inc, (“National Energy Group”), a 50.01% owned subsidiary of NEG Oil & Gas. National Energy Group is 49.99% owned by public shareholders and is traded over the counter.

2.	Merger and Acquisition Agreement
      On December 7, 2005 NEG, NEG Oil & Gas, National Energy Group and, for certain purposes, AREP entered into an agreement and plan of merger pursuant to which the parties agreed to the acquisition of National Energy Group by NEG. Pursuant to the merger agreement, National Energy Group will merge with and into NEG, and NEG will survive the merger and change its name to National Energy Group, Inc. As a result of the merger, each of the holders of National Energy Group common stock, including NEG Oil & Gas, will receive shares in NEG representing, in the aggregate, a 7.990% economic interest in the entire equity of a combination or consolidation of entities that will include NEG, National Energy Group and NEG Oil & Gas. The public shareholders of National Energy Group will receive, in exchange for their National Energy Group common stock, NEG common stock representing 3.994% of such economic interest and NEG Oil & Gas will receive, in exchange for its National Energy Group common stock, NEG common stock representing the remaining 3.996% economic interest. Following the merger, NEG Oil & Gas will contribute its shares of NEG to AREP.
      The acquisition and merger with National Energy Group is conditioned upon an initial public offering by NEG and may be terminated if the merger and acquisition has not closed by December 1, 2006.

3.	Initial Public Offering
      NEG has filed a registration statement on Form S-1 with the Securities and Exchange Commission to register its common stock in an initial public offering under the Securities Act of 1933. At the closing of the initial public offering, it is contemplated that the following transactions will occur:

•	The National Energy Group merger and acquisition will be consummated.

•	NEG will contribute the gross proceeds of the initial public offering to NEG Oil & Gas in exchange for a managing membership interest in NEG Oil & Gas.

•	AREP will exchange a portion of it membership interest in, or assets of, NEG Oil & Gas for NEG common stock such that NEG will own a membership interest in NEG Oil & Gas of not less than 51%. AREP will own the remaining 49% membership interest.

•	NEG Oil & Gas will issue approximately $200 million of senior notes.

NEG, Inc.
Notes to Financial Statements — (Continued)

•	NEG Oil & Gas will use the proceeds from NEG’s contribution of gross proceeds and the net proceeds from the senior notes offering to repay a portion of NEG Oil & Gas’ borrowings under its revolving credit facility, repay debt owed to AREP, pay a distribution to AREP and pay expenses of the initial public offering.
      The merger and initial public offering are contingent on each other.

4.	Stockholder’s Equity
      In connection with the organization and initial capitalization, NEG issued one share of common stock and one share of Class B common stock to AREP in exchange for a subscription receivable of $10 per common share and $10 per Class B common share.
      The Class B common share entitles AREP to exchange its membership interest in NEG Oil & Gas, in whole or in part, for shares of NEG common stock.
      Holders of the common stock and Class B common stock vote together as a single class on all matters. Each holder of the common stock are entitled to one vote per share and AREP, as the holder of the Class B share will be entitled to the number of votes equal to the total number of shares of common stock issuable upon exchange of AREP’s membership interest in NEG Oil & Gas. Class B common shareholders are not entitled to dividends. The holder of the Class B share is not entitled to liquidation or dissolution preferences except to the extent of the Class B par value adjusted for stock splits, combinations and dividends since the original date of issuance.
      The organization documents authorizes up to 1,000,000 shares of one or more series of $.01 par value preferred stock to be issued. The number of shares to be issued, rights, liquidation preference, dividends and other terms of the preferred shares will be determined by the board of directors upon issuance.

Report of Independent Registered Public Accounting Firm
To the Stockholder and Member
NEG, Inc. and NEG Oil & Gas LLC
      We have audited the accompanying combined balance sheets of NEG, Inc. and NEG Oil & Gas LLC and subsidiaries (“the Company”) as of December 31, 2004 and 2005 and the related combined statements of operations, changes in total equity and cash flows for each of the three years in the period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above, present fairly, in all material respects, the combined financial position of NEG, Inc. and NEG Oil & Gas LLC and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 11 to the financial statements, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations on January 1, 2003, which is considered as a change in accounting policy.

/s/ Grant Thornton LLP
Houston, Texas
March 16, 2006

NEG, INC. AND NEG OIL & GAS LLC
COMBINED BALANCE SHEETS

	December 31,

	2004	2005

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$33,333	$105,381
Accounts receivable, net	36,805	53,378
Accounts receivable — affiliates	541	—
Notes receivable	489	10
Drilling prepayments	3,460	3,281
Deferred tax assets, net	1,943	—
Other	5,177	10,138

Total current assets	81,748	172,188

Oil and gas properties, at cost (full cost method)	929,088	1,229,923
Accumulated depreciation, depletion and amortization	(397,870)	(488,560)

Net oil and gas properties	531,218	741,363

Other property and equipment	5,595	6,029
Accumulated depreciation	(4,593)	(4,934)

Net other property and equipment	1,002	1,095
Note receivable	3,090	—
Equity investment	2,379	—
Restricted deposits	23,519	24,267
Deferred tax asset, net	19,834	14,540
Other assets	1,245	4,841

Total assets	$664,035	$958,294

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$29,123	$18,542
Accounts payable — revenue	6,265	11,453
Current portion of notes payable	1,761	2,503
Current portion of note payable to affiliate	10,429	—
Advance from affiliate	—	39,800
Prepayments from partners	749	121
Accrued interest	23	162
Accrued interest — affiliates	1,204	2,194
Accrued interest on senior notes — affiliates	2,663	—
Income tax payable — affiliate	3,151	2,900
Derivative financial instruments	8,911	68,039

Total current liabilities	64,279	145,714

Commitments and contingencies
Credit facility	51,834	300,000
Notes payable, net of current maturities	2,642	—
Note payable to affiliate — net of current maturities	55,071	—
Senior notes — affiliates	148,637	—
Deferred gain on senior note redemption	3,737	—
Gas balancing	898	1,108
Derivative financial instruments	7,766	17,893
Other liabilities	250	250
Deferred income tax liability	12,799	—
Asset retirement obligation	56,524	41,228

Total liabilities	404,437	506,193

Total equity	259,598	452,101

Total liabilities and equity	$664,035	$958,294

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2003	2004	2005

	(In thousands)
Revenues:
Oil and gas sales — gross	$100,777	$144,430	$261,398
Unrealized derivative losses	(2,987)	(9,179)	(69,254)

Oil and gas revenues — net	97,790	135,251	192,144
Plant revenues	2,119	2,737	6,711

Total revenues	99,909	137,988	198,855

Costs and expenses:
Lease operating	10,715	13,701	27,057
Transportation and gathering	1,418	3,144	4,978
Plant and field operations	2,069	3,348	3,186
Production and ad valorem taxes	8,144	10,883	16,560
Depreciation, depletion and amortization	39,409	60,394	91,100
Accretion of asset retirement obligation	339	593	3,019
General and administrative	7,769	13,737	15,433

Total costs and expenses	69,863	105,800	161,333
Operating income	30,046	32,188	37,522
Interest expense	(2,034)	(3,428)	(8,198)
Interest expense — affiliate	(16,201)	(16,994)	(11,036)
Interest income and other	673	1,695	1,907
Interest income from related parties	115	149	—
Equity in loss on investment	(102)	(519)	(1,118)
Severance tax refund	—	4,468	—
Commitment fee income	125	—	—
(Loss) gain on sale of assets	(8)	1,686	9
Gain on sale of equity investment	—	—	5,512
Loss on marketable securities	(954)	—	—

Income before income taxes	$11,660	$19,245	$24,598
Income tax benefit (expense)	12,390	(6,924)	(1,920)

Income before minority interest and cumulative effect of accounting change	24,050	12,321	22,678
Minority interest	(1,741)	(812)	—

Income before cumulative effect of accounting change	22,309	11,509	22,678
Cumulative effect of accounting change	1,913	—	—

Net income	$24,222	$11,509	$22,678

Unaudited pro forma income tax information:
Income before income taxes	$11,660	$19,245	$24,598
Pro forma income tax benefit (expense)	12,804	(5,066)	(2,866)

Pro forma income before minority interest and cumulative effect of accounting change	24,464	14,179	21,732
Minority interest	(1,741)	(812)	—

Pro forma income before cumulative effect of accounting change	22,723	13,367	21,732
Cumulative effect of accounting change	1,243	—	—

Pro forma net income	$23,966	$13,367	$21,732

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2003	2004	2005

	(In thousands)
Operating activities:
Net income	$24,222	$11,509	$22,678
Noncash adjustments:
Deferred gain amortization	(2,038)	(2,038)	(1,019)
Deferred income tax (benefit) expense	(15,380)	6,520	1,766
Depreciation and depletion	39,409	60,394	91,100
Minority interest	1,741	812	—
Unrealized derivative losses	2,987	9,179	69,254
(Gain) loss on sale of assets	8	(1,686)	(9)
Accretion of asset retirement obligation	339	593	3,019
Equity in loss on investment	102	519	1,118
Gain on sale of equity investment	—	—	(5,512)
Provision for doubtful accounts	—	790	469
Cumulative effect of accounting change	(1,913)	—	—
Amortization of note discount	—	280	81
Amortization of note costs	793	494	1,108
Changes in operating assets and liabilities:
Accounts receivable	2,546	(6,341)	(15,945)
Drilling prepayments	(1,138)	249	179
Derivative deposit	100	1,700	—
Other current assets	871	(946)	(4,961)
Other long term assets	—	—	(5,505)
Note receivable	(1,832)	(1,258)	3,098
Accounts payable and accrued liabilities	(41,701)	10,801	(7,640)

Net cash provided by operating activities	9,116	91,571	153,279

Investing activities:
Acquisition, exploration, and development costs	(40,962)	(114,974)	(315,880)
Proceeds from sales of oil and gas properties	1,436	4,981	1,329
Purchases of furniture, fixtures and equipment	(227)	(288)	(511)
Proceeds from sale of furniture, fixtures and equipment	—	—	12
Equity investment	(1,800)	(1,200)	(453)
Proceeds from sale of equity investment	—	—	7,227

Net cash used in investing activities	(41,553)	(111,481)	(308,276)

Financing activities:
Debt issuance costs	(952)	(440)	(4,666)
Net cash contributed by member	15,312	23,753	—
Repurchase of membership interest	—	(4,136)	—
Proceeds from affiliate borrowings	—	—	161,800
Repayment of affiliate borrowings	—	—	(98,357)
Dividend payment to member	—	—	(78,000)
Proceeds from credit facility	91,625	8,000	379,100
Principal payments on debt	(55,514)	(9,365)	(1,898)
Repayment of credit facility	(1,090)	—	(130,934)

Net cash provided by financing activities	49,381	17,812	227,045

Increase (decrease) in cash and cash equivalents	16,944	(2,098)	72,048
Cash and cash equivalents at beginning of period	18,487	35,431	33,333

Cash and cash equivalents at end of period	$35,431	$33,333	$105,381

Supplemental cash flow information:
Cash paid for interest	$52,541	$21,449	$24,461

Cash paid for income taxes	$800	$50	$—

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF CHANGES IN TOTAL EQUITY
(In thousands)

Total equity — December 31, 2002	$17,973
Contribution from member — National Onshore	116,252
Net income	24,222

Total equity — December 31, 2003	158,447

Contribution from member — National Offshore	91,561
Contribution from member — National Onshore minority interest	2,217
Purchase of minority membership interest	(4,136)
Net Income	11,509

Total equity — December 31, 2004	259,598

Contribution of Notes Payable to AREP	89,143
Contribution of Senior Notes payable to AREP	151,354
Contribution of deferred tax assets	(5,471)
Contribution of deferred tax liabilities	12,799
Dividend distribution	(78,000)
Net income	22,678

Total equity — December 31, 2005	$452,101

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2003, 2004, 2005

1.	Organization and Background
      The accompanying combined financial statements present NEG, Inc. and NEG Oil & Gas LLC on a combined basis. NEG, Inc. is a holding company formed in December 2005. NEG Oil & Gas LLC is an oil and natural gas exploration and production company engaged in the exploration, development, production and operations of natural gas and oil properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico).
      Both NEG, Inc. and NEG Oil & Gas LLC are wholly-owned by American Real Estate Holdings Limited Partnership (“AREH”). AREH is 99% owned by American Real Estate Partners, L.P. (“AREP”). AREP is a publicly traded limited partnership that is majority owned by Mr. Carl C. Icahn.
      As of December 31, 2005, NEG, Inc. had no assets or liabilities and its equity consisted of a subscription receivable for one share of common stock and one share of Class B common stock due from AREP. NEG, Inc. was formed to effect an initial public offering of a portion of AREP’s oil and natural gas interests. Upon closing of the initial public offering, NEG, Inc. will acquire a majority interest in NEG Oil & Gas LLC and will be the sole managing member. NEG, Inc. will consolidate NEG Oil & Gas LLC.
      NEG Oil & Gas LLC was formed on December 2, 2004 to hold the oil and gas investments of the Company’s ultimate parent company, AREP and, as of December 31, 2005 had the following assets and operations:

•	A 50.01% ownership interest in National Energy Group, Inc (National Energy Group), a publicly traded oil and gas management company. National Energy Group’s principal asset consists of its 50% membership interest in NEG Holding LLC (Holding, LLC).

•	A 50% managing membership interest in Holding, LLC.

•	The oil and gas operations of National Onshore LP (formerly TransTexas Gas Corporation); and

•	The oil and gas operations of National Offshore LP (formerly Panaco, Inc.)
      All of the above assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP (through subsidiaries) in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. The financial statements include the combined results of operations, financial position and cash flows of each of the above entities since its initial acquisition by entities owned or controlled by Mr. Icahn (the “Period of Common Control”).
     Background
      National Energy Group, Inc. — In February, 1999 National Energy Group was placed under involuntary, court ordered bankruptcy protection. Effective August 4, 2000 National Energy Group emerged from involuntary bankruptcy protection with affiliates of Mr. Icahn owning 49.9% of the common stock and $165 million principal amount of debt securities (“Senior Notes”). As mandated by National Energy Group’s Plan of Reorganization, Holding LLC was formed and on September 1, 2001, National Energy Group contributed to Holding LLC all of its oil and natural gas properties in exchange for an initial membership interest in Holding LLC. National Energy Group retained $4.3 million in cash. On September 1, 2001, an affiliate of Mr. Icahn contributed to Holding LLC oil and natural gas assets, cash and a $10.9 million note receivable from National Energy Group in exchange for the remaining membership interest, which was designated the managing membership interest. Concurrently, in September, 2001, but effective as of May

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
2001, Holding LLC formed a 100% owned subsidiary, NEG Operating Company, LLC (“Operating LLC”) and contributed all of its oil and natural gas assets to Operating LLC.
      In October 2003, AREP acquired all outstanding Senior Notes ($148.6 million principal amount at October 2003) and 5,584,044 shares of common stock of National Energy Group from entities affiliated with Mr. Icahn for aggregate consideration of approximately $148.1 million plus approximately $6.7 million of accrued interest on the Senior Notes. As a result of this transaction and the acquisition by AREP of additional shares of National Energy Group, AREP beneficially owned 50.01% of the outstanding stock of National Energy Group and had effective control. In June 2005, all of the stock of National Energy Group and the $148.6 million principal amount of Senior Notes owned by AREP was contributed to the Company and National Energy Group became a 50.01% consolidated subsidiary. The accrued, but unpaid interest on the $148.6 million principal amount of Senior Notes was retained by AREP. The Period of Common Control for National Energy Group began in August 2000.
      NEG Holding LLC — On June 30, 2005, AREP acquired the managing membership interest in Holding LLC from an affiliate of Mr. Icahn for an aggregate consideration of approximately $320 million. The membership interest acquired constituted all of the membership interests other than the membership interest already owned by National Energy Group. The combined financial statements include the consolidation of the acquired 50% membership interest in Holding LLC, together with the 50% membership interest owned by NEG. The Period of Common Control for Holding LLC began on September 1, 2001, the initial funding of Holding LLC.
      National Onshore LP — On November 14, 2002, National Onshore filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. National Onshore’s First Amended Joint Plan of Reorganization submitted by an entity affiliated with Mr. Icahn, as modified on July 8, 2003 (the “National Onshore Plan”), was confirmed by the Bankruptcy Court on August 14, 2003 effective August 28, 2003.
      As of the effective date of the National Onshore Plan, an entity affiliated with Mr. Icahn owned 89% of the outstanding shares of National Onshore. During June 2004, the entity affiliated with Mr. Icahn acquired an additional 5.7% of the outstanding shares of National Onshore from certain other shareholders. During December 2004, National Onshore acquired the remaining 5.3% of the outstanding shares that were not owned by an affiliate of Mr. Icahn. The difference between the purchase price for both acquisitions and the minority interest liability was treated as a purchase price adjustment which reduced the full cost pool.
      On December 6, 2004, AREP purchased from an affiliates of Mr. Icahn $27.5 million aggregate principal amount, or 100%, of the outstanding term notes issued by National Onshore (the “National Onshore Notes”). The purchase price was $28.2 million, which equals the principal amount of the National Onshore Notes plus accrued unpaid interest. The notes are payable annually in equal consecutive annual payments of $5.0 million, with the final installment due August 28, 2008. Interest is payable semi-annually in February and August at the rate of 10% per annum.
      On April 6, 2005, AREP acquired 100% of the outstanding stock of National Onshore from entities owned by Mr. Icahn for an aggregate consideration of $180 million. The operations of National Onshore are considered to have been contributed to the Company on August 28, 2003 at a historical cost of approximately $116.3 million, representing the historical basis in the assets and liabilities of National Onshore of the entities owned by Mr. Icahn. AREP contributed the National Onshore Notes, but not the accrued and unpaid interest through the date of contribution, to the Company on June 30, 2005. The Period of Common Control of National Onshore began on August 28, 2003.
      National Offshore LP — On July 16, 2002, National Offshore filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Southern District of Texas. On November 3, 2004, the Bankruptcy Court entered a confirmation order for the National

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Offshore’s Plan of Reorganization (the “National Offshore Plan”). The National Offshore Plan became effective November 16, 2004 and National Offshore began operating as a reorganized entity. Upon emergence from bankruptcy, an entity controlled by Mr. Icahn owned 100% of the outstanding common stock of National Offshore.
      On December 6, 2004, AREP purchased $38.0 million aggregate principal amount of term loans issued by National Offshore, which constituted 100% of the outstanding term loans of National Offshore from an affiliate of Mr. Icahn. On June 30, 2005, AREP contributed the National Offshore term loan, but not the accrued and unpaid interest through the date of contribution, to the Company.
      On June 30, 2005, AREP acquired 100% of the equity of National Offshore from affiliates of Mr. Icahn for consideration valued at approximately $125.0 million. The Period of Common Control for National Offshore began on November 16, 2004 when National Offshore emerged from bankruptcy. The acquisition of National Offshore has been recorded effective December 31, 2004. The historical cost of approximately $91.6 million, representing the historical basis in the assets and liabilities of National Offshore of the affiliates of Mr. Icahn, was considered to have been contributed to the Company on December 31, 2004.

2.	Significant Accounting Policies
  Basis of Presentation
      The combined financial statements include the accounts of NEG, Inc. and NEG Oil & Gas LLC on a combined basis (the Company) and their wholly and majority owned subsidiaries in which control can be exercised. The Company is considered to have control if it has a direct or indirect ability to make decisions about an entity’s activities through voting or similar rights. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in subsidiaries over which the Company has significant influence, but not control, are reported using the equity method.
  Accounting Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
      Cash and cash equivalents may include demand deposits, short-term commercial paper, and/or money-market investments with maturities of three months or less when purchased. Cash in bank deposit accounts are generally maintained at high credit quality financial institutions and may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk of loss.

Oil and Natural Gas Properties
      The Company utilizes the full cost method of accounting for its crude oil and natural gas properties. Under the full cost method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of crude oil and natural gas reserves are capitalized and amortized on the units-of-production method based upon total proved reserves. The Company elects to include its current unevaluated properties in the full cost pool. Conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of crude oil and natural gas properties,

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
with no gain or loss recognized unless the sale or disposition represents a significant portion of the Company’s oil and natural gas reserves.
      Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year (the ceiling limitation) plus the lower of cost or fair value of unevaluated properties, if any. In arriving at estimated future net revenues, estimated lease operating expenses, development costs, abandonment costs, certain production related ad-valorem taxes, and estimated corporate income taxes relating to oil and gas properties, if any, are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. Such contracts may include derivative contracts that meet the accounting requirements and are documented, designated and accounted for as cash flow hedges. None of the Company’s derivatives contracts were accounted for as cash flow hedges. Consequently, prices were held constant indefinitely. The net book value is compared to the ceiling limitation on a quarterly basis. The excess, if any, of the net book value above the ceiling limitation is required to be written off as a non-cash expense. The Company did not incur a ceiling writedown in 2003, 2004 and 2005. There can be no assurance that there will not be writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors.
      The Company has capitalized internal costs of $0.6 million, $1.0 million and $1.1 million for the years ended December 31, 2003, 2004 and 2005, respectively, as cost of oil and natural gas properties. Oil and natural gas properties include cumulative capitalized internal costs of $2.4 million and $3.5 million as of December 31, 2004 and 2005. Such capitalized costs include salaries and related benefits of individuals directly involved in the Company’s acquisition, exploration, and development activities based on a percentage of their salaries. These costs do not include any costs related to production, general corporate overhead, or similar activities.
      Costs associated with production and general corporate activities are expensed in the period incurred. Production costs are costs incurred to operate and maintain the Company’s wells and related equipment and include cost of labor, well service and repair, location maintenance, power and fuel, transportation, cost of product, property taxes, production and severance taxes and production related general and administrative costs.
      The Company receives reimbursement for administrative and overhead expenses incurred on behalf of other working interest owners on properties the Company operates. Such reimbursements are recorded as reductions to general and administrative expenses to the extent of actual costs incurred. Reimbursements in excess of actual costs incurred, if any, are credited to the full cost pool to be recognized through lower cost amortization as production occurs. Historically, the Company has not received any administrative and overhead reimbursements in excess of costs incurred.
      The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.
      The Company’s operations are subject to all of the risks inherent in oil and natural gas exploration, drilling and production. These hazards can result in substantial losses to the Company due to personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
damage, or suspension of operations. The Company maintains insurance of various types customary in the industry to cover its operations and believes it is insured prudently against certain of these risks. In addition, the Company maintains operator’s extra expense coverage that provides coverage for the care, custody and control of wells drilled by the Company. The Company’s insurance does not cover every potential risk associated with the drilling and production of oil and natural gas. As a prudent operator, the Company does maintain levels of insurance customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges. However, 100% coverage is not maintained. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company’s financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. The Company believes that it operates in compliance with government regulations and in accordance with safety standards which meet or exceed industry standards.

Other Property and Equipment
      Other property and equipment includes furniture, fixtures, and other equipment. Such assets are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.
      The Company’s investment in Longfellow Ranch Field includes an interest in a gas separation facility. This investment is included in the oil and natural gas properties and depleted over the life of the reserves.
      Maintenance and repairs are charged against income when incurred; renewals and betterments, which extend the useful lives of property and equipment, are capitalized.

Income Taxes
      NEG will be taxed as a corporation and NEG Oil & Gas will be taxed as a partnership under applicable federal and state laws. Since NEG had no operations during the three year period ended December 31, 2005, all federal and state income tax provisions follow the tax attributes of NEG Oil & Gas and its subsidiary corporate entities. No income taxes have been provided on the income of NEG Oil & Gas since these taxes are the responsibility of the member. Income tax liabilities and assets reflect the obligations and assets of its consolidated entities.
      National Energy Group is a corporation and is subject to corporate income tax. National Onshore and National Offshore were organized as corporations and were subject to corporate income tax until their acquisition by NEG Oil & Gas. For income tax purposes, National Energy Group files a separate company tax return. Through the date of acquisition by NEG Oil & Gas, the taxable income or loss of National Onshore and its subsidiaries and National Offshore are included in the consolidated income tax return of the Starfire Holding Corp. (“Starfire”) controlled group. National Onshore and its subsidiaries and National Offshore entered into tax allocation agreements with Starfire, an entity owned by Mr. Icahn. The tax allocation agreements provide for payments of tax liabilities to Starfire, calculated as if National Onshore and its subsidiaries and National Offshore each filed a consolidated income tax return separate from the Starfire controlled group. Additionally, the agreements provide for payments from Starfire to National Onshore and its subsidiaries or National Offshore for any previously paid tax liabilities that are reduced as a result of subsequent determinations by any government authority, or as a result of any tax losses or credits that are allowed to be carried back to prior years.
      The Company accounts for income tax assets and liabilities of its consolidated corporate entities in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements carrying amounts of existing

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company maintains valuation allowances where it is determined more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax planning strategies.
      As of December 31, 2004 and 2005, the Company has established a valuation allowance of approximately $64.4 million and $8.9 million as a reserve against deferred tax assets.
      The unaudited pro forma income tax information on the accompanying combined statements of operations for the years ended December 31, 2003, 2004 and 2005 show the approximate federal and state income taxes (by applying statutory rates) that would have been incurred had the operations of NEG Oil & Gas been taxed as a C corporation in those periods, and thus subject to federal and certain state income taxes. The unaudited pro forma income tax information included in the statements of operations is presented in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

Accounts Receivable
      The Company sells crude oil and natural gas to various customers. In addition, the Company participates with other parties in the operation of crude oil and natural gas wells. Substantially all of the Company’s accounts receivable are due from either purchasers of crude oil and natural gas or participants in crude oil and natural gas wells for which the Company serves as the operator. Generally, operators of crude oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Crude oil and natural gas sales are generally unsecured.
      The allowance for doubtful accounts is an estimate of the losses in the Company’s accounts receivable. The Company periodically reviews the accounts receivable from customers for any collectability issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance.
      Accounts receivable allowance for bad debt totaled approximately $0.3 million at December 31, 2004 and $0.2 million at December 31, 2005. At December 31, 2004 and 2005, the carrying value of the Company’s accounts receivable approximates fair value.

Revenue Recognition
      Revenues from the sale of natural gas and oil produced are recognized upon the passage of title, net of royalties.

Natural Gas Production Imbalances
      The Company accounts for natural gas production imbalances using the sales method, whereby the Company recognizes revenue on all natural gas sold to its customers notwithstanding the fact that its ownership may be less than 100% of the natural gas sold. Liabilities are recorded by the Company for imbalances greater than the Company’s proportionate share of remaining estimated natural gas reserves. The Company has recorded a liability for gas balancing of $0.9 million at December 31, 2004 and $1.1 million at December 31, 2005.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income
      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net earnings and total comprehensive income in 2003, 2004 and 2005.

Derivatives
      From time to time, the Company enters into various derivative instruments consisting principally of no cost collar options (the “Derivative Contracts”) to reduce its exposure to price risk in the spot market for natural gas and oil. The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which was amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These pronouncements established accounting and reporting standards for derivative instruments and for hedging activities, which generally require recognition of all derivatives as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in fair value depends on the intended use of the derivative and its resulting designation. The Company elected not to designate these instruments as hedges for accounting purposes, accordingly the cash settlements and valuation gains and losses are included in oil and natural gas sales. The following summarizes the cash settlements and valuation gains and losses for the years ended December 31, 2003, 2004 and 2005 (amounts in thousands):

	2003	2004	2005

Realized loss — (net cash payments)	$8,309	$16,625	$51,263
Unrealized loss	2,987	9,179	69,254

Loss on Derivative Contracts	$11,296	$25,804	$120,517

The following is a summary of the Company’s Derivative Contracts as of December 31, 2005:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

No cost collars	Jan-Dec 2006	31,000 Bbls	41.65	45.25
No cost collars	Jan-Dec 2006	16,000 Bbls	41.75	45.40
No cost collars	Jan-Dec 2006	570,000 MMBTU	6.00	7.25
No cost collars	Jan-Dec 2006	120,000 MMBTU	6.00	7.28
No cost collars	Jan-Dec 2006	500,000 MMBTU	4.50	5.00
No cost collars	Jan-Dec 2006	46,000 Bbls	60.00	68.50
(The Company participates in a second ceiling at $84.50 on the 46,000 Bbls)
No cost collars	Jan-Dec 2007	30,000 Bbls	57.00	70.50
No cost collars	Jan-Dec 2007	30,000 Bbls	57.50	72.00
No cost collars	Jan-Dec 2007	930,000 MMBTU	8.00	10.23
No cost collars	Jan-Dec 2008	46,000 Bbls	55.00	69.00
No cost collars	Jan-Dec 2008	750,000 MMBTU	7.00	10.35
      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity. Credit risk related to derivative activities is managed by requiring minimum credit standards for counter parties, periodic settlements, and mark to market valuations.
      A liability of $16.7 million (including a current liability of $8.9 million) and $85.9 million (including a current liability of $68.0 million) was recorded by the Company as of December 31, 2004 and 2005

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
respectively, in connection with these contracts. As of December 31, 2004, the Company had issued $11.0 million in letters of credit securing the Company’s derivative position. During 2005, the Company was required to provide security to counter parties for its Derivative Contracts in loss positions.
      On December 22, 2005, concurrent with the execution of the Company’s new credit facility (see note 8) the Company novated all of Derivative Contracts with Shell Trading (US) outstanding as of that date, with identical Derivative Contracts with Citicorp (USA), Inc. as the counter party. Under this transaction, no contracts were settled, Citicorp (USA) replaced Shell Trading (US) as the counter party and no gain or loss was recorded. Under the new credit facility, Derivatives Contracts with certain lenders under the credit facility do not require cash collateral or letters of credit and rank pari passu with the credit facility. All cash collateral and letters of credit have been released as of December 31, 2005.

401-K plan
      The Company maintains a 401-K plan for the benefit of its employees and matches employee contributions, subject to certain limitations. Each qualified employee may contribute up to 10% of base salary, on a pre-tax basis, to the 401-K plan and the Company will match 50% of the employee’s contribution. For the years ended December 31, 2003, 2004 and 2005, the Company’s matching contributions were approximately $0.1 million, $0.2 million and $0.2 million, respectively.

Accounting for Asset Retirement Obligations
      The Company accounts for its asset retirement obligations under Statement of Financial Accounting Standards No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 provides accounting requirements for costs associated with legal obligations to retire tangible, long-lived assets. Under SFAS 143, an asset retirement obligation is recorded at fair value in the period in which it is incurred by increasing the carrying amount of the related long-lived asset. In each subsequent period, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset.
      The Company’s asset retirement obligation represents expected future costs to plug and abandon its wells, dismantle facilities, and reclamate sites at the end of the related assets’ useful lives.

Recent Accounting Pronouncements
      On December 16, 2004, the FASB issued Statement 123 (revised 2004), “Share-Based Payment” that will require compensation costs related to share-based payment transactions (e.g., issuance of stock options and restricted stock) to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” For us, SFAS 123(R) is effective for the first reporting period after June 15, 2005. Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123(R) using a modified version of prospective application. Under this method, an entity records compensation expense for all awards it grants after the date of adoption. In addition, the entity is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, entities may elect to adopt SFAS 123(R) using a modified retrospective method whereby previously issued financial statements are restated based on the expense previously calculated and reported in their pro forma footnote disclosures. The Company had no share based payments subject to this standard.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      In December 2004, the FASB issued Statement 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, to clarify the accounting for nonmonetary exchanges of similar productive assets. SFAS 153 provides a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not have any nonmonetary transactions for any period presented that this Statement would apply.
      In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143 (“Interpretation”). This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective for the Company’s year ended December 31, 2005. The adoption of this Interpretation did not impact the Company’s consolidated financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior period financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 will become effective for the Company’s fiscal year beginning January 1, 2006. The impact of SFAS No. 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but management does not currently expect SFAS No. 154 to have a material impact on the Company’s combined financial position, results of operations or cash flows.
      On February 16, 2006, the FASB issued Statement 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company). We have no hybrid instruments subject to this standard.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
3.     Contributions of National Onshore and National Offshore
      National Onshore — On August 28, 2003, the effective date of the confirmation of National Onshore’s bankruptcy plan, an entity affiliated with Mr. Icahn owned 89% of the outstanding shares of National Onshore. The assets and liabilities of National Onshore were considered to have been contributed to the Company on that date at the historical cost of the entity affiliated with Mr. Icahn as follows (amounts in thousands).

Assets contributed
Cash and cash equivalents	$15,312
Accounts receivable	11,236
Drilling prepayments	505
Other current assets	1,318
Oil and natural gas properties	186,289
Other assets	226

Total assets	214,886

Liabilities assumed
Accounts payable	3,761
Current maturities of long-term debt	6,038
Accrued liabilities	10,158
Accounts payable — other	27
Long-term debt, net of current maturities	4,266
Note payable to affiliate — net of current maturities	27,500
Production payments — net of current maturities	5,617
Other liabilities	2,096
Income tax liability	27,926
Asset retirement obligation	3,381
Minority interest liability	7,862

Total liabilities assumed	98,632

Net assets contributed	$116,254

      During June 2004, the entity affiliated with Mr. Icahn acquired an additional 5.7% of the outstanding shares of National Onshore from certain other shareholders at a cost of approximately $2.2 million. The $2.2 million purchase is recorded as a capital contribution from member in 2004. In December 2004, the remaining 5.3% of National Onshore shares not owned by the entity affiliated with Mr. Icahn was purchased by National Onshore at a cost of $4.1 million. The share repurchase is reflected as a purchase of membership interest in 2004. The difference between the purchase price for both acquisitions and the minority interest liability was treated as an adjustment to the historical cost basis which reduced the full cost pool.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      National Offshore — Effective December 31, 2004, the Period of Common Control of National Offshore, the following assets and liabilities were considered to have been contributed to the Company (amounts in thousands):

Assets contributed
Cash and cash equivalents	$23,753
Accounts receivable	10,482
Drilling prepayments	2,601
Deferred tax assets, net	1,943
Other	2,051
Oil and natural gas properties	128,673
Restricted deposits	23,519
Deferred taxes	592

Total assets	193,614

Liabilities assumed
Accounts payable	11,235
Accounts payable — affiliate	555
Current portion of note payable to affiliate	5,429
Prepayments from partners	652
Accrued interest — affiliates	288
Income tax payable — affiliate	156
Accounts payable — revenue	716
Accounts payable — other	10
Derivative financial instruments	903
Note payable to affiliate — net of current maturities	32,571
Asset retirement obligation	49,538

Total liabilities assumed	102,053

Net assets contributed	$91,561

4.     Acquisitions
      In March 2005, the Company purchased an additional interest in Longfellow Ranch for $31.9 million.
      In October 2005, the Company executed a purchase and sale agreement to acquire Minden Field assets near its existing production properties in East Texas. This acquisition consists of 3,500 acres with 17 producing wells and numerous drilling opportunities. The purchase price was approximately $85.0 million, which was subsequently reduced to $82.3 million after purchase price adjustments, and the transaction closed on November 8, 2005.
5.     Sale of West Delta Properties
      In March 2005, the Company sold its rights and interest in West Delta 52, 54, and 58 to a third party in exchange for the assumption of existing future asset retirement obligations on the properties and a cash payment of $0.5 million. The estimated fair value of the asset retirement obligations assumed by the purchaser was approximately $16.8 million. In addition, the Company transferred to the purchaser approximately $4.7 million in an escrow account that the Company had funded relating to the asset retirement

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
obligations on the properties. The full cost pool was reduced by approximately $11.6 million and no gain or loss was recognized on the transaction.
6.     Investments/ Note Receivable
      In January 2002, the Company acquired stock valued at $49.95 million, which was sold at a gain of $8.7 million in February 2002. In an unrelated transaction, the Company completed a short sale of stock in November 2002 for $10.4 million. At December 31, 2002, this short sale position remained open and the mark-to-market value of such stock resulted in an unrealized loss of $0.3 million. In January 2003, the Company settled this position and recorded a loss of $1.0 million on the transaction.
      In October 2003, the Company committed to an investment of $6.0 million in Petrosource Energy Company, LLC (“Petrosource”). The Company’s commitment was to acquire 24.8% of the outstanding stock for a price of $3.0 million and to advance $3.0 million as a subordinated loan bearing 6% interest due in six years. The Company initially purchased $1.8 million in stock and funded $1.8 million of the loan in October 2003. In February 2004, the Company purchased an additional $1.2 million of stock and funded the remaining $1.2 million loan commitment. Petrosource is in the business of selling CO(2) and also owns pipelines and compressor stations for delivery purposes. During 2004, Petrosource sold additional equity shares which reduced the Company’s ownership to 20.63%. The Company recorded losses of $0.1 million, $0.5 million, and $1.1 million in 2003, 2004 and 2005, respectively, as a result of accounting for the Petrosource investment under the equity method. During 2005, the Company invested an additional $0.5 million in Petrosource stock. In December 2005, the Company sold its entire investment in Petrosource, including the subordinate loan, for total proceeds of $10.5 million and recorded a gain of $5.5 million.
      In April 2002, the Company entered into a revolving credit commitment to extend advances to an unrelated third party. Under the terms of the revolving credit arrangement, the Company agreed to make advances from time to time, as requested by the unrelated third party and subject to certain limitations, in an amount up to $5.0 million. Advances made under the revolving credit commitment bear interest at prime rate plus 2% and are collateralized by inventory and receivables. As of December 31, 2004, the Company determined that a portion of the total outstanding advances of $1.3 million had been impaired and recorded a loss of $0.8 million. As of December 31, 2005, the Company determined that the majority of the total outstanding advance of $1.27 million had been impaired and recorded an additional loss of $0.5 million bringing the total allowance to $1.26 million. The loss is recorded as an impairment of note receivable and is included in general and administrative expenses.

7.	Restricted Deposits
      In connection with the National Offshore transaction, the Company acquired restricted deposits aggregating $23.5 million. The restricted deposits represent bank trust and escrow accounts required to be set up by surety bond underwriters and certain former owners of National Offshore’s offshore properties. In accordance with requirements of the U.S. Department of Interior’s Minerals Management Service (“MMS”), National Offshore was required to put in place surety bonds and/or escrow agreements to provide satisfaction of its eventual responsibility to plug and abandon wells and remove structures when certain offshore fields are no longer in use. As part of National Offshore’s agreement with the surety bond underwriter or the former owners of the particular fields, bank trust and escrow accounts were set up and funded based on the terms of the escrow agreements. Certain amounts are required to be paid upon receipt of proceeds from production.
      The restricted deposits include the following:

1. A $4.2 million escrow account for the East Breaks 109 and 110 fields set up in favor of the surety bond underwriter who provides a surety bond to the MMS. The escrow account is fully funded as of December 31, 2005.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2. A $6.9 million escrow account for the East Breaks 165 and 209 fields set up in favor of the surety bond underwriter who provides a surety bond to the former owners of the fields and the MMS. The escrow account is fully funded as of December 31, 2005.

3. A $4.1 million escrow account set up in favor of a major oil company. The Company is required to make additional deposits to the escrow account in an amount equal to 10% of the net cash flow (as defined in the escrow agreement) from the properties that were acquired from the major oil company.

4. A $3.8 million escrow account that was required to be set up by the bankruptcy settlement proceedings of National Offshore. The Company is required to make monthly deposits based on cash flows from certain wells, as defined in the agreement.

5. A $5.3 million escrow account required to be set up by the MMS relating to East Breaks properties. The Company is required to make quarterly deposits to the escrow account of $0.8 million. Additionally, for some of the East Break properties, the Company will be required to deposit additional funds in the East Break escrow accounts, representing the difference between the required escrow deposit under the surety bond and actual escrow deposit balance at various points in time in the future. Aggregate payments to the East Breaks escrow accounts are as follows (in thousands):

Year Ended December 31,

2006	$3,200
2007	6,100
2008	3,200
2009	3,200
2010	5,000
Thereafter	4,000

$24,700

8.	Debt
      The Company’s debt consists of credit facilities, notes payable, note payable to affiliates and senior notes payable to affiliates.
Credit Facilities

The Operating LLC Credit Facility
      On December 29, 2003, Holding LLC entered into a Credit Agreement (the “Mizuho Facility”) with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents.
      The Credit Agreement provided for a loan commitment amount of up to $145.0 million and a letter of credit commitment of up to $15 million (provided, the outstanding aggregate amount of the unpaid borrowings, plus the aggregate undrawn face amount of all outstanding letters of credit shall not exceed the borrowing base under the Credit Agreement). The Credit Agreement provided further that the amount available to the Operating LLC at any time was subject to certain restrictions, covenants, conditions and changes in the borrowing base calculation. In partial consideration of the loan commitment amount, Operating LLC has pledged a continuing security interest in all of its oil and natural gas properties and its equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business.
      At Operating LLC’s option, interest on borrowings under the Credit Agreement bear interest at a rate based upon either the prime rate or the LIBOR rate plus, in each case, an applicable margin that, in the case

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
of prime rate loans, can fluctuate from 0.75% to 2.50% per annum. Fluctuations in the applicable interest rate margins are based upon Operating LLC’s total usage of the amount of credit available under the Credit Agreement, with the applicable margins increasing as Operating LLC’s total usage of the amount of the credit available under the Credit Agreement increases. The Credit Agreement expires on September 1, 2006.
      At the closing of the Credit Agreement, Operating LLC borrowed $43.8 million to repay $42.9 million owed by Operating LLC to an affiliate of Mr. Icahn under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing. Approximately $1.4 million of loan issuance costs was capitalized in connection with the closing of this transaction. Operating LLC intends to use any future borrowings under the credit agreement to finance potential acquisitions.
      The Credit Agreement required, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

NEG Oil & Gas LLC Senior Secured Revolving Credit Facility
      On December 22, 2005, the Company entered into a credit agreement, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto (the “NEG Credit Facility”). The NEG Credit Facility is secured by substantially all the assets of the Company and its subsidiaries, has a five-year term and permits payments and re-borrowings, subject to a borrowing base calculation based on the proved oil and gas reserves of the Company and its subsidiaries. Under the NEG Credit Facility, the Company will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million. The Company used a portion of the initial $300 million funding under the NEG Credit Facility to purchase the Mizuho Facility. On a consolidated basis, the Mizuho Facility is no longer outstanding.
      In consideration of each lender’s commitment to make loans under the NEG Credit Facility, the Company is required to pay a quarterly commitment fee ranging from 0.375% to 0.50% of the available borrowing base. Commitment fees are based upon the facility utilization levels.
      At the Company’s option, borrowings under the NEG Credit Facility bear interest at Base Rate or Euro Dollar Rate, as defined in the borrowing agreement, plus, in each case, an applicable margin that, in the case of Base Rate loans, can fluctuate from 0.00% to 0.75% per annum, and, in the case of Euro Dollar loans, can fluctuate from 1.00% to 1.75% per annum. Fluctuations in the applicable interest rate margins are based upon the Company’s total usage of the amount of credit available under the NEG Credit Facility, with the applicable margins increasing as the Company’s total usage of the amount of the credit available under the NEG Credit Facility increases. Base Rate and Euro Dollar Rate fluctuate based upon Prime rate or LIBOR, respectively. At December 31, 2005, the interest rate on the outstanding amount under the credit facility was 6.44%.
      NEG Credit Facility agreement requires, among other things, semiannual engineering reports covering oil and natural gas properties, limitation on distributions, and maintenance of certain financial ratios, including maintenance of leverage ratio, current ratio and a minimum tangible net worth. The Company was in compliance with all covenants at December 31, 2005.
      In addition to purchasing the Mizuho Facility, the Company used the proceeds from the NEG Credit Facility to (1) repay a loan of approximately $85 million by AREP used to purchase properties in the Minden Field; (2) pay a distribution of $78.0 million, and (3) pay transaction costs.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Notes Payable
      Notes payable consist of the following (amounts in thousands):

	2004	2005

Notes payable to various prior creditors of National Onshore in settlement of bankruptcy claims. The notes are generally payable over a 30 month period with a stated interest rate of 6%; however, the notes have been discounted to an effective rate of 10%	$4,32	0 $	2,503
Note payable — asset acquisition	83		—

Total	4,403		2,503
Less Current maturities	(1,761)		(2,503)

	$2,642		$—

Notes Payable to Affiliates
      Notes payable to affiliates consist of the following (amounts in thousands):

	2004	2005

In connection with the National Onshore plan of reorganization, on August 28, 2003, National Onshore entered into a note agreement with an affiliate of Mr. Icahn. The note is a term loan in the amount of $32.5 million and bears interest at a rate of 10% per annum. Interest is payable semi-annually. Annual principal payments in the amount of $5 million are due on the first through fourth anniversary dates of the note with the final principal payment of $12.5 million due on the fifth anniversary date. The note is secured by substantially all of the assets of National Onshore. On December 6, 2004, AREP purchased the note from the affiliate of Mr. Icahn and on June 30, 2005, contributed the note, excluding accrued and unpaid interest, to the Company
	$27,50	0 $	—

Note payable to an affiliate of Mr. Icahn arising from the bankruptcy plan of National Offshore. The note bears interest at Wall Street Journal LIBOR plus 4% (6.35% at December 31, 2004) and is payable in quarterly principal installments of $1.4 million plus interest commencing March 31, 2005. The loan was secured by substantially all of the assets of National Offshore. On December 6, 2004, the note was purchased by AREP from an affiliate of Mr. Icahn and on June 30, 2005, the note, excluding accrued and unpaid interest was contributed to the Company	38,000		—

Total	65,500		—

Less Current maturities	(10,429)		—

	$55,071		$—

      During 2005, the Company borrowed additional $25.0 million from AREP and repaid $1.4 million. The remaining outstanding balance of $23.6 million, excluding accrued and unpaid interest, along with notes payable detailed above, were contributed to the Company.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Senior Notes-Affiliates
      Upon confirmation of the bankruptcy plan of National Energy Group, the Senior Notes of National Energy Group ($148.6 million) were held in their entirety by an affiliate of Mr. Icahn. The Senior Notes bear interest at an annual rate of 10.75%, payable semiannually in arrears on May 1 and November 1 of each year and originally matured in November 2006. On March 16, 2006, the due date of the Senior Notes was extended to April 1, 2007.
      In August 2001, National Energy Group redeemed $16.4 million of principal outstanding under the senior note obligations and paid $4.8 million of long-term interest payable on the Senior Notes for cash consideration of $10.5 million. National Energy Group paid affiliates of Mr. Icahn approximately $0.4 million in current interest on the redeemed senior note obligations at the date of redemption related to interest owed from the last semi-annual interest payment date of May 1, 2001, to the date of redemption. As this was a partial redemption of the Senior Notes, it has been accounted for as a modification of terms that changes the amounts of future cash payments. Accordingly, the excess of redeemed principal and interest over the redemption payment of $10.5 million was recognized as a deferred gain on senior note redemption and amortized as a reduction to interest expense over the remaining life of the Senior Notes.
      On June 30, 2005, the Senior Notes, with outstanding balance of $148.6 million, but not the accrued and unpaid interest, were contributed to the Company by AREP. The contribution as well as the remaining balance in the unamortized deferred gain of $2.7 million was accounted for as an equity contribution to the Company.
Advance from Affiliate
      During 2005, AREP made unsecured non-interest bearing advance of $49.8 million, payable on demand, to fund their drilling programs as well as to fund derivative contract deposits, of which $39.8 million were outstanding at December 31, 2005. The outstanding balance was repaid in January 2006.
Deferred Loan Costs
      The Company capitalized approximately $1.5 million in external direct costs associated with the Credit Agreement which was being amortized (approximately $0.05 million per month) as deferred loan costs. Upon execution of the NEG Credit Facility, the Company expensed the unamortized deferred loan cost of $0.4 million relating to the Mizuho Facility in December 2005.
      Additionally, the Company capitalized $4.7 million in external direct costs associated with the NEG Credit Facility executed on December 22, 2005. The deferred costs will be amortized over the term of the facility as additional interest expense.
Five Year Maturities
      Aggregate annual maturities of debt for fiscal years 2006 to 2010 are as follows: 2006 – $42.3 million; 2007 – $0 million; 2008 – $0; 2009 – $0; 2010 – $300.0 million.

9.	Income Taxes
      National Energy Group, Inc. is organized as a corporation and is subject to corporate income tax as a separate entity. National Onshore and National Offshore were organized as corporations until their respective acquisitions by NEG Oil & Gas, LLC, and were subject to corporate taxes up until the date of acquisition as part of a tax sharing agreement with the Starfire, Inc. consolidated group. The Company accounts for income taxes of National Energy Group, National Onshore and National Offshore according to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. As of December 31, 2005, the Company is not able to conclude that it is more likely than not that all its deferred tax assets will be realized and has established a valuation allowance against a portion of its deferred tax assets.
      The (provision) benefit for U.S. federal income taxes attributable to continuing operations is as follows (amounts in thousands):

	Year Ended December 31,

	2003	2004	2005

Current	$(2,990)	$(404)	$(1,636)
Deferred	15,380	(6,520)	(284)

	$12,390	$(6,924)	$(1,920)

      The tax effect of significant differences representing net deferred tax assets (the difference between financial statement carrying values and the tax basis of assets and liabilities) for the Company is as follows (in thousands):

	December 31, 2004

	National	National	National
	Onshore	Offshore	Energy Group

Deferred tax assets related to:
Investment in Holding LLC	$—	$—	$5,333
Net operating loss carryforwards	21,434	14,917	26,581
AMT and other credit carryforwards	1,288	610	608
Property, plant & equipment undeveloped properties	64,945	—	—
Other, net	2,217	8,289	1,308

	89,884	23,816	33,830
Less valuation allowance	(49,793)	—	(14,588)

Subtotal	40,091	23,816	19,242
Less current portion	—	(1,943)	—

Deferred tax assets	$40,091	$21,873	$19,242

Deferred tax liabilities related to:
Property, plant & equipment developed properties	$(52,890)	$(21,281)	$—

Deferred tax liabilities	(52,890)	(21,281)	—

Net deferred tax asset/(liabilities)	$(12,799)	$592	$19,242

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005

	National	National	National
	Onshore	Offshore	Energy Group

Deferred tax assets related to:
Investment in Holding LLC	$—	$—	$—
Net operating loss carryforwards	—	—	29,375
AMT and other credit carryforwards	—	—	760
Property, plant & equipment undeveloped properties	—	—	—
Other, net	—	—	594

	—	—	30,729
Less valuation allowance	—	—	(8,879)

Subtotal	—	—	21,850
Less current portion	—	—	—

Deferred tax assets	$—	$—	$21,850

Deferred tax liabilities related to:
Investment in Holdings LLC	$—	$—	$(7,304)

Property, plant & equipment developed properties	—	—	(6)

Deferred tax liabilities	—	—	(7,310)

Net deferred tax asset/(liabilities)	$—	$—	$14,540

      At December 31, 2005, National Energy Group had net operating loss carryforwards available for federal income tax purposes of approximately $83.9 million which begin expiring in 2018. Additional net operating loss limitations may be imposed as a result of subsequent changes in our stock ownership. Prior to the formation of Holding LLC, the income tax benefit associated with the loss carryforwards had not been recognized since, in our opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of Holding LLC, we again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by Holding LLC, more likely than not we will realize a partial benefit from the loss carryforwards. Accordingly, we recorded a deferred tax asset of $25.9 million, $19.2 million and $14.5 million as of December 31, 2003, 2004, and 2005, respectively. Ultimate realization of the deferred tax asset is dependent upon, among other factors, our ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.
      At December 31, 2004, after the filing of prior years amended returns, TransTexas Gas Corporation had net operating loss carryforwards of approximately $150.0 million, which begin expiring in 2020. On April 6, 2005, TransTexas merged into National Onshore, a limited partnership, resulting in the treatment of an asset sale for tax purposes and subsequent liquidation into its parent company. Pursuant to the asset sale, TransTexas utilized approximately $75.0 million of its net operating loss carryforwards on its final corporate tax return and the remainder transferred to its parent company in the liquidation. Additionally, upon the TransTexas merger into National Onshore, the net deferred tax liabilities of approximately $9.9 million were credited to equity, in accordance with SFAS 109.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, Panaco, Inc. had net operating loss carryforwards available for federal income tax purposes of approximately $39.2 million, which begin expiring in 2019. On June 30, 2005, pursuant to the Panaco purchase agreement, Panaco merged into National Offshore LP. The purchase was a non-taxable transaction resulting in the net operating loss carryforwards remaining with the former Panaco shareholders. Additionally, in accordance with SFAS 109, for financial reporting purposes, the net deferred tax assets of approximately $2.6 million were debited to equity.
      The reconciliation of income taxes computed at the U.S. federal statutory tax rates to the provision (benefit) for income taxes on income from continuing operations is as follows:

	Year Ended December 31,

	2003	2004	2005

Federal statutory rate	35.0%	35.0%	35.0%
Income not subject to taxation	3.6%	9.7%	(3.9)%
Valuation allowance on deferred tax assets	(146.7)%	(11.9)%	(23.2)%
Other	1.8%	3.2%	(0.1)%

	(106.3)%	36.0%	7.8%

10.	Commitments and Contingencies
      During 2000 and 2001 we entered into several hedge contracts with Enron North America Corp (“Enron NAC”). In 2001 Enron Corporation and many Enron Corporation affiliates and subsidiaries, including Enron NAC filed for protection under Chapter 11 of the US bankruptcy code. The Company has filed a claim for damages in the Enron NAC bankruptcy proceeding and we have appointed a representative to the official committee of unsecured creditors. The Company’s claim is unsecured and represents a hedge against future oil and natural gas prices for which the Company should receive a percentage distribution from the Enron bankruptcy proceeding in accordance with its plan of reorganization.
      Other than routine litigation incidental to its business operations which are not deemed by the Company to be material, there are no additional legal proceedings in which the Company, is a defendant.
      The Company leases office space under an operating lease. Rental expense charged to operations was approximately $0.6 million, $0.6 million and $0.7 million during the years ended December 31, 2003, 2004 and 2005, respectively. Minimum lease payments under future operating lease commitments at December 31, 2005 are as follows (in thousands):

2006	$610
2007	$610
  Environmental Matters
      The Company’s operations and properties are subject to extensive federal, state, and local laws and regulations relating to the generation, storage, handling, emission, transportation, and discharge of materials into the environment. Permits are required for various of the Company’s operations, and these permits are subject to revocation, modification, and renewal by issuing authorities. The Company’s operations are also subject to federal, state, and local laws and regulations that impose liability for the cleanup or remediation of property which has been contaminated by the discharge or release of hazardous materials or wastes into the environment. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunctions, or both. The Company believes that it is in material compliance with applicable environmental laws and regulations. Noncompliance with such laws and regulations could give rise to compliance costs and administrative penalties. Management does not anticipate that the Company

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
will be required in the near future to expend amounts that are material to the financial condition or operations of the Company by reason of environmental laws and regulations, but because such laws and regulations are frequently changed and, as a result, may impose increasingly strict requirements, the Company is unable to predict the ultimate cost of complying with such laws and regulations.

11.	Asset Retirement Obligation
      In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). The Company adopted SFAS 143 on January 1, 2003 and recorded an abandonment obligation of $3.0 million, increased oil and natural gas properties $4.9 million and recorded a cumulative transition gain of $1.9 million. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. It also requires the Company to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The ARO assets are recorded on the balance sheet as part of the Company’s full cost pool and are included in the amortization base for the purposes of calculating depreciation, depletion and amortization expense. For the purpose of calculating the ceiling test, the future cash outflows associated with settling the ARO liability are excluded from the computation of the discounted present value of estimated future net revenues.
      The following is a rollforward of the abandonment obligation as of December 31, 2004 and 2005 (amounts in thousands).

Balance as of January 1, 2004	$6,745
Add: Accretion	593
Drilling additions	216
Panaco	49,538
Less: Revisions	(251)
Settlements	(24)
Dispositions	(293)

Balance as of December 31, 2004	$56,524

Add: Accretion	$3,019
Drilling additions	2,067
Less: Revisions	(2,813)
Settlements	(431)
Dispositions	(17,138)

Balance as of December 31, 2005	$41,228

12.	Severance tax refund
      During 2002, the Company applied for “high-cost/tight-gas formation” designation from the Railroad Commission of Texas for a portion of the Company’s South Texas production. For qualifying wells, “high-cost/tight-gas formation” production is either exempt from tax or taxed at a reduced rate until certain capital costs are recovered. The designation was approved in 2004 and was retroactive to the date of initial production. During 2004 the Company recognized a gain of approximately $4.5 million for the refund of

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
prior period severance taxes, for which the Company’s severance tax payments were reduced by approximately $3.2 million. At December 31, 2004, accounts receivable includes $1.3 million in prior period severance tax refunds all of which was realized as reductions in severance tax payments in 2005.

13.	Crude Oil and Natural Gas Producing Activities
      Costs incurred in connection with the exploration, development, and exploitation of the Company’s crude oil and natural gas properties for the years ended December 31, 2003, 2004 and 2005 are as follows (amounts in thousands except depletion rate per Mcfe):

	Year Ended December 31,

	2003	2004	2005

Acquisition of properties	$—	$—	$114,244
Properties contributed by member	186,289	128,673	—
Exploration costs	6,950	62,209	75,357
Development costs	34,012	52,765	124,305
Depletion rate per Mcfe	$1.85	$2.11	$2.33
      As of December 31, 2004 and 2005, all capitalized costs are included in the full cost pool and are subject to amortization.
      Revenues from individual purchasers that exceed 10% of crude oil and natural gas sales are as follows:

	Year Ended December 31,

	2003	2004	2005

Plains All American	$15,667	$19,857	$41,345
Duke Energy	10,572	33,958	44,850
Kinder Morgan	5,787	18,005	14,402
Crosstex Energy Services, Inc	9,228	5,081	22,790
Riata Energy, Inc.	30,672	29,846	52,300
Seminole Energy Services	7,216	19,568	27,315
Louis Dreyfus	—	—	26,790

14.	Supplementary Crude Oil and Natural Gas Reserve Information (Unaudited)
      The revenues generated by the Company’s operations are highly dependent upon the prices of, and demand for, oil and natural gas. The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company’s control, including seasonality, the condition of the U.S. economy, foreign imports, political conditions in other oil and natural gas producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic governmental regulations, legislation and policies.
      The Company has made ordinary course capital expenditures for the development and exploitation of oil and natural gas reserves, subject to economic conditions. The Company has interests in crude oil and natural gas properties that are principally located onshore in Texas, Louisiana, Oklahoma, Arkansas, Gulf Coast and offshore in the Gulf of Mexico. The Company does not own or lease any crude oil and natural gas properties outside the United States.
      In 2003 and 2004, estimates of the Company’s reserves and future net revenues were prepared by Netherland, Sewell & Associates, Inc., Prator Bett, LLC and DeGolyer and MacNaughton. In 2005, estimates of the Company’s reserves and future net revenues were prepared by Netherland, Sewell & Associates, Inc.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
and DeGolyer and MacNaughton. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.
      In 2003 extension and discovery reserve additions were largely impacted by the successful drilling on the Longfellow Ranch. Drilling on the Longfellow Ranch in 2003 extended field producing boundaries as well as identifying deeper Caballo and Devonian reservoirs not previously captured as proved reserves. The drilling program in 2004 had continued success in the Longfellow Ranch Area extending field boundaries along with the discovery of two new fields. The East Texas Region in 2004 extended producing boundaries adding Proved reserves for the Cotton Valley Reservoir. A new field discovery in the Gulf Coast Region resulted in new reserves along with three extension wells. In 2005 continued drilling in the West Texas Region, Longfellow Ranch, and the East Texas Region, Cotton Valley development resulted in 86% of the added extension and discovery gas reserves. Changes in reserves associated with development drilling have been accounted for in revisions of previous estimates.
      Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.
      Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, are summarized as follows:

	Crude Oil	Natural Gas

	(MBbl)	(MMcf)
December 31, 2002	5,209	122,567
Reserves of TransTexas contributed by member	1,120	41,441
Sales of reserves in place	(25)	(744)
Extensions and discoveries	494	61,638
Revisions of previous estimates	2,344	(2,729)
Production	(976)	(15,913)

December 31, 2003	8,166	206,260
Reserves of Panaco contributed by member	5,204	25,982
Sales of reserves in place	(16)	(344)
Extensions and discoveries	524	50,226
Revisions of previous estimates	204	9,810
Production	(1,484)	(18,895)

December 31, 2004	12,598	273,039
Purchase of reserves in place	483	94,937
Sales of reserves in place	(625)	(7,426)
Extensions and discoveries	743	79,592
Revisions of previous estimates	495	17,015
Production	(1,790)	(28,107)

December 31, 2005	11,904	429,050

Proved developed reserves:
December 31, 2003	6,852	125,765
December 31, 2004	8,955	151,452
December 31, 2005	8,340	200,520

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      Reservoir engineering is a subjective process of estimating the volumes of underground accumulations of oil and natural gas which cannot be measured precisely. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve estimates prepared by other engineers might differ from the estimates contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.
      The following is a summary of a standardized measure of discounted net cash flows related to the Company’s proved crude oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using crude oil and natural gas prices as of the end of each period presented. Future development, production and net asset retirement obligations attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future.
      The Company cautions against using the following data to determine the fair value of its crude oil and natural gas properties. To obtain the best estimate of fair value of the crude oil and natural gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.
      The standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves are summarized as follows (amounts in thousands):

	December 31,

	2004	2005

Future cash inflows	$2,203,900	$4,891,094
Future production costs	(488,473)	(1,029,393)
Future development costs	(347,619)	(527,399)
Future income tax expense	(32,979)	—

Future net cash flows	1,334,829	3,334,302
10% annual discount for estimated timing of cash flows	(563,549)	(1,562,242)

Standardized measure of discounted future net cash flows	$771,280	$1,772,060

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following are the principal sources of change in the standardized measure of discounted future net cash flows (amounts in thousands):

	Year Ended December 31,

	2003	2004	2005

Beginning of Period	$310,632	$613,752	$771,280
Purchases of reserves	—	—	415,208
Contribution of reserves by member	101,804	75,239	—
Sales of reserves in place	(2,476)	(1,375)	(34,820)
Sales and transfers of crude oil and natural gas produced, net of production costs	(74,186)	(130,640)	(205,838)
Net changes in prices and production costs	76,655	16,686	408,909
Development costs incurred during the period and changes in estimated future development costs	(76,545)	(89,491)	(150,639)
Extensions and discoveries, less related costs	211,324	193,022	411,092
Income taxes	—	—	24,097
Revisions of previous quantity estimates	37,718	31,730	68,937
Accretion of discount	34,457	62,050	77,128
Changes in production rates (timing) and other	(5,631)	307	(13,294)

Net change	$303,120	$150,783	$1,000,780

End of Period	$613,752	$771,280	$1,772,060

      During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. The net weighted average prices of crude oil and natural gas at December 31, 2003, 2004 and 2005, used in the above table were $29.14 and $41.80 and $57.28 per barrel of crude oil, respectively, and $5.89, $5.93 and $9.59 per thousand cubic feet of natural gas, respectively.

15.	Quarterly Financial Results (Unaudited)
      The Company’s operating results for each quarter of 2004 and 2005 are summarized below (in thousands).

	Three Months Ended

	March 31	June 30	September 30	December 31

Year ended December 31, 2004:
Total revenues	$41,108	$21,899	$26,027	$48,954

Operating Income	$13,930	$(3,389)	$1,208	$20,439

Net Income (loss)	$7,513	$(6,415)	$(4,760)	$15,171

Year ended December 31, 2005:
Total revenues	$15,678	$73,360	$(2,329)	$112,146

Operating Income	$(21,392)	$32,428	$(39,725)	$66,211

Net Income (loss)	$(24,957)	$21,508	$(44,686)	$70,813

NEG, INC. AND NEG OIL & GAS LLC
COMBINED BALANCE SHEETS

	December 31,	March 31,
	2005	2006

		(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$105,381	$64,678
Accounts receivable, net	53,378	40,928
Notes receivable	10	10
Drilling prepayments	3,281	5,838
Other	10,138	8,618

Total current assets	172,188	120,072

Oil and gas properties, at cost (full cost method)	1,229,923	1,280,704
Accumulated depreciation, depletion and amortization	(488,560)	(512,583)

Net oil and gas properties	741,363	768,121

Other property and equipment	6,029	6,155
Accumulated depreciation	(4,934)	(5,045)

Net other property and equipment	1,095	1,110
Restricted deposits	24,267	26,579
Deferred tax asset, net	14,540	11,361
Other assets	4,841	6,136

Total assets	$958,294	$933,379

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$18,542	$15,314
Accounts payable — revenue	11,453	9,573
Current portion of notes payable	2,503	1,996
Advance from affiliate	39,800	—
Prepayments from partners	121	1,896
Accrued interest	162	104
Accrued interest — affiliates	2,194	2,194
Income tax payable — affiliate	2,900	2,749
Income tax payable	—	151
Derivative financial instruments	68,039	35,589

Total current liabilities	145,714	69,566

Commitments and contingencies
Credit facility	300,000	300,000
Gas balancing	1,108	1,108
Derivative financial instruments	17,893	13,090
Other liabilities	250	250
Asset retirement obligation	41,228	41,909

Total liabilities	506,193	425,923

Total equity	452,101	507,456

Total liabilities and equity	$958,294	$933,379

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Revenues:
Oil and gas sales — gross	$53,130	$69,096
Unrealized derivatives (losses) gains	(38,769)	37,252

Oil and gas revenues — net	14,361	106,348
Plant revenues	1,317	1,944

Total revenues	15,678	108,292

Costs and expenses:
Lease operating	7,269	8,503
Transportation and gathering	842	1,291
Plant and field operations	719	1,011
Production and ad valorem taxes	3,582	2,559
Depreciation, depletion and amortization	20,303	24,134
Accretion of asset retirement obligation	952	681
General and administrative	3,403	5,125

Total costs and expenses	37,070	43,304
Operating (loss) income	(21,392)	64,988
Interest expense	(1,008)	(5,275)
Interest expense — affiliate	(5,284)	—
Interest income and other	559	837

(Loss) income before income taxes	(27,125)	60,550
Income tax benefit (expense)	2,168	(3,195)

Net (loss) income	$(24,957)	$57,355

Unaudited pro forma income tax information:
(Loss) income before income taxes	$(27,125)	$60,550
Pro forma income tax benefit (expense)	9,539	(21,207)

Pro forma net income (loss)	$(17,586)	$39,343

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Operating activities:
Net (loss) income	$(24,957)	$57,355
Noncash adjustments:
Deferred gain amortization	(510)	—
Deferred income tax (benefit) expense	(2,171)	3,179
Depreciation and depletion	20,303	24,134
Unrealized derivative losses (gains)	38,769	(37,252)
Accretion of asset retirement obligation	952	681
Amortization of note discount	26	12
Equity in loss on investment	210	—
Amortization of note costs	173	253
Changes in operating assets and liabilities:
Accounts receivable	3,479	12,450
Drilling prepayments	(72)	(2,557)
Derivative deposit	(6,600)	—
Other current assets	1,769	1,520
Other long term assets	(871)	(2,312)
Accounts payable and accrued liabilities	(972)	(3,393)

Net cash provided by operating activities	29,528	54,070

Investing activities:
Acquisition, exploration, and development costs	(47,526)	(50,798)
Proceeds from sales of oil and gas properties	142	18
Purchases of furniture, fixtures and equipment	(101)	(126)

Net cash used in investing activities	(47,485)	(50,906)

Financing activities:
Debt issuance costs	(15)	(404)
Repayment of affiliate borrowings	(1,357)	(39,800)
Dividend payment to member	—	(2,000)
Proceeds from credit facility	15,000	—
Principal payments on debt	(596)	(519)
Deferred equity costs	—	(1,144)

Net cash provided by (used in) financing activities	13,032	(43,867)

Decrease in cash and cash equivalents	(4,925)	(40,703)
Cash and cash equivalents at beginning of period	33,333	105,381

Cash and cash equivalents at end of period	$28,408	$64,678

Supplemental cash flow information:
Cash paid for interest	$247	$194

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
COMBINED STATEMENT OF CHANGES IN TOTAL EQUITY
(2006 Amounts Unaudited)
(In thousands)

Total equity — January 1, 2006	$452,101
Dividend distribution	(2,000)
Net income	57,355

Total equity — March 31, 2006	$507,456

The accompanying notes are an integral part of these financial statements.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS
March 31, 2006
(Unaudited)

1.	Organization and Background
      The accompanying combined financial statements present NEG, Inc. and NEG Oil & Gas LLC on a combined basis. NEG, Inc. is a holding company formed in December 2005. NEG Oil & Gas LLC is an oil and gas exploration and production company engaged in the exploration, development, production and operations of natural gas and oil properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico).
      Both NEG, Inc and NEG Oil & Gas, LLC are wholly-owned by American Real Estate Holdings Limited Partnership (“AREH”). AREH is 99% owned by American Real Estate Partners, L.P. (“AREP”). AREP is a publicly traded limited partnership that is majority owned by Mr. Carl C. Icahn.
      As of March 31, 2006, NEG, Inc had no assets or liabilities and its equity consisted of a subscription receivable for one share of common stock and one share of Class B common stock due from AREP. NEG, Inc. was formed to effect a public offering of a portion of AREP’s oil and natural gas interests. Upon closing of the initial public offering, NEG, Inc. will acquire a majority interest in NEG Oil & Gas LLC and will be the sole managing member. NEG, Inc. will consolidate NEG Oil & Gas, LLC.
      NEG Oil & Gas LLC was formed on December 2, 2004 to hold the oil and gas investments of the Company’s ultimate parent company, AREP. As of March 31, 2006 the Company’s assets and operations consist of the following:

•	A 50.01% ownership interest in National Energy Group, Inc (National Energy Group), a publicly traded oil and gas management company. National Energy Group’s principal asset consists of its 50% membership interest in NEG Holding LLC (Holding, LLC);

•	A 50% managing membership interest in Holding, LLC;

•	The oil and gas operations of National Onshore LP; and

•	The oil and gas operations of National Offshore LP.
      All of the above assets initially were acquired by entities owned or controlled by Mr. Icahn and subsequently acquired by AREP (through subsidiaries) in various purchase transactions. In accordance with generally accepted accounting principles, assets transferred between entities under common control are accounted for at historical cost similar to a pooling of interest and the financial statements are combined from the date of acquisition by an entity under common control. The financial statements include the consolidated results of operations, financial position and cash flows of each of the above entities since its initial acquisition by entities owned or controlled by Mr. Icahn (the “Period of Common Control”).
      Unless otherwise indicated, references to “the Company” refers to NEG, Inc. and NEG Oil & Gas LLC on a combined basis.
      The accompanying unaudited consolidated interim financial statements have been prepared in accordance both with accounting principles generally accepted in the United States of America for interim financial information, and Article 10 of Regulation S-X and are fairly presented. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. Our financial data for the three month periods ended March 31, 2005 and 2006 should be read in conjunction with our

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
audited financial statements for the year ended December 31, 2005 including the notes thereto included elsewhere in this Registration Statement.
      The unaudited pro forma income tax information on the accompanying combined statements of operations for the three month periods ended March 31, 2005 and 2006 show the approximate federal and state income taxes (by applying statutory rates) that would have been incurred had the operations of NEG Oil & Gas been taxed as a C corporation in those periods, and thus subject to federal and certain state income taxes. The unaudited pro forma income tax information included in the statements of operations is presented in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

Background
      National Energy Group, Inc — In February, 1999 National Energy Group was placed under involuntary, court ordered bankruptcy protection. Effective August 4, 2000 National Energy Group emerged from involuntary bankruptcy protection with affiliates of Mr. Icahn owning 49.9% of the common stock and $165 million principal amount of debt securities (“Senior Notes”). As mandated by National Energy Group’s Plan of Reorganization, Holding LLC was formed and on September 1, 2001, National Energy Group contributed to Holding LLC all of its oil and natural gas properties in exchange for an initial membership interest in Holding LLC. National Energy Group retained $4.3 million in cash. On September 1, 2001, an affiliate of Mr. Icahn contributed to Holding LLC oil and natural gas assets, cash and a $10.9 million note receivable from National Energy Group in exchange for the remaining membership interest, which was designated the managing membership interest. Concurrently, in September, 2001, but effective as of May 2001, Holding LLC formed a 100% owned subsidiary, NEG Operating Company, LLC (“Operating LLC”) and contributed all of its oil and natural gas assets to Operating LLC.
      In October 2003, AREP acquired all outstanding Senior Notes ($148.6 million principal amount at October 2003) and 5,584,044 shares of common stock of National Energy Group from entities affiliated with Mr. Icahn for aggregate consideration of approximately $148.1 million plus approximately $6.7 million of accrued interest on the Senior Notes. As a result of this transaction and the acquisition by AREP of additional shares of National Energy Group, AREP beneficially owned 50.01% of the outstanding stock of National Energy Group and had effective control. In June 2005, all of the stock of National Energy Group and the $148.6 million principal amount of Senior Notes owned by AREP was contributed to the Company and National Energy Group became a 50.01% consolidated subsidiary. The accrued, but unpaid interest on the $148.6 million principal amount of Senior Notes was retained by AREP. The Period of Common Control for National Energy Group began in August 2000.
      On December 7, 2005, AREP and National Energy Group announced the signing of a merger agreement, pursuant to which National Energy Group will be merged into NEG, Inc.
      In accordance with the terms of the merger agreement, National Energy Group will merge into NEG, Inc. NEG, Inc. will be the surviving corporation and will change its name to National Energy Group, Inc. The National Energy Group shareholders (including the Company) will receive shares in NEG, Inc. representing approximately 7.99% (3.996% to the Company and 3.994% to the public stockholders of National Energy Group) of the current economic interest of NEG Oil & Gas. Upon consummation of the merger, the assets of National Energy Group, consisting principally of its 50% non-managing membership interest in Holding LLC, will be contributed to NEG Oil & Gas. The merger agreement is contingent upon the completion of an initial public offering of the shares of NEG, Inc. by December 1, 2006.
      NEG, Inc. has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission for a proposed initial public offering of its common stock. The number of shares to be offered and the price range for the offering have not yet been determined. All shares of common stock to be sold in

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
the offering will be offered by NEG, Inc. The offering is contingent on the closing of the merger agreement with National Energy Group described above.
      NEG Holding LLC — On June 30, 2005, AREP acquired the managing membership interest in Holding LLC from an affiliate of Mr. Icahn for an aggregate consideration of approximately $320 million and contributed it to the Company. The membership interest acquired constituted all of the membership interests other than the membership interest already owned by National Energy Group. The combined financial statements include the consolidation of the acquired 50% membership interest in Holding LLC, together with the 50% membership interest owned by NEG. The Period of Common Control for Holding LLC began on September 1, 2001, the initial funding of Holding LLC.
      National Onshore LP — On November 14, 2002, National Onshore filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division. National Onshore’s First Amended Joint Plan of Reorganization submitted by an entity affiliated with Mr. Icahn, as modified on July 8, 2003 (the “National Onshore Plan”), was confirmed by the Bankruptcy Court on August 14, 2003 effective August 28, 2003.
      As of the effective date of the National Onshore Plan, an entity affiliated with Mr. Icahn owned 89% of the outstanding shares of National Onshore. During June 2004, the entity affiliated with Mr. Icahn acquired an additional 5.7% of the outstanding shares of National Onshore from certain other shareholders. During December 2004, National Onshore acquired the remaining 5.3% of the outstanding shares that were not owned by an affiliate of Mr. Icahn. The difference between the purchase price for both acquisitions and the minority interest liability was treated as a purchase price adjustment which reduced the full cost pool.
      On December 6, 2004, AREP purchased from an affiliates of Mr. Icahn $27.5 million aggregate principal amount, or 100%, of the outstanding term notes issued by National Onshore (the “National Onshore Notes”). The purchase price was $28.2 million, which equals the principal amount of the National Onshore Notes plus accrued unpaid interest. The notes are payable annually in equal consecutive annual payments of $5.0 million, with the final installment due August 28, 2008. Interest is payable semi-annually in February and August at the rate of 10% per annum.
      On April 6, 2005, AREP acquired 100% of the outstanding stock of National Onshore from entities owned by Mr. Icahn for an aggregate consideration of $180 million. The operations of National Onshore are considered to have been contributed to the Company on August 28, 2003 at a historical cost of approximately $116.3 million, representing the historical basis in the assets and liabilities of National Onshore of the entities owned by Mr. Icahn. AREP contributed The National Onshore Notes, but not the accrued and unpaid interest through the date of contribution, to the Company on June 30, 2005. The Period of Common Control of National Onshore began on August 28, 2003.
      National Offshore LP — On July 16, 2002, National Offshore filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Southern District of Texas. On November 3, 2004, the Bankruptcy Court entered a confirmation order for the National Offshore’s Plan of Reorganization (the “National Offshore Plan”). The National Offshore Plan became effective November 16, 2004 and National Offshore began operating as a reorganized entity. Upon emergence from bankruptcy, an entity controlled by Mr. Icahn owned 100% of the outstanding common stock of National Offshore.
      On December 6, 2004, AREP purchased $38.0 million aggregate principal amount of term loans issued by National Offshore, which constituted 100% of the outstanding term loans of National Offshore from an affiliate of Mr. Icahn. On June 30, 2005, AREP contributed the National Offshore term loan, but not the accrued and unpaid interest through the date of contribution, to the Company.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      On June 30, 2005, AREP acquired 100% of the equity of National Offshore from affiliates of Mr. Icahn for consideration valued at approximately $125.0 million. The Period of Common Control for National Offshore began on November 16, 2004 when National Offshore emerged from bankruptcy. The acquisition of National Offshore has been recorded effective December 31, 2004. The historical cost of approximately $91.6 million, representing the historical basis in the assets and liabilities of National Offshore of the affiliates of Mr. Icahn, was considered to have been contributed to the Company on December 31, 2004.

2.	Derivatives
      From time to time, the Company enters into various derivative instruments consisting principally of no cost collar options (the “Derivative Contracts”) to reduce its exposure to price risk in the spot market for natural gas and oil. The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which was amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These pronouncements established accounting and reporting standards for derivative instruments and for hedging activities, which generally require recognition of all derivatives as either assets or liabilities in the balance sheet at their fair value. The accounting for changes in fair value depends on the intended use of the derivative and its resulting designation. The Company elected not to designate these instruments as hedges for accounting purposes, accordingly the cash settlements and valuation gains and losses are included in oil and natural gas sales. The following summarizes the cash settlements and valuation gains and losses for the three month periods ended March 31, 2005 and 2006 (amounts in thousands):

	Three Months Ended
	March 31,

	2005	2006

Realized loss — (net cash payments)	$(3,132)	$(12,086)
Unrealized (loss) gain	(38,769)	37,252

(Loss) gain on Derivative Contracts	$(41,901)	$25,166

      The following is a summary of the Company’s Derivative Contracts as of March 31, 2006:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

No cost collars	Apr-Dec 2006	31,000 Bbls	41.65	45.25
No cost collars	Apr-Dec 2006	16,000 Bbls	41.75	45.40
No cost collars	Apr-Dec 2006	570,000 MMBTU	6.00	7.25
No cost collars	Apr-Dec 2006	120,000 MMBTU	6.00	7.28
No cost collars	Apr-Dec 2006	500,000 MMBTU	4.50	5.00
No cost collars	Apr-Dec 2006	46,000 Bbls	60.00	68.50
(The Company participates in a second ceiling at $84.50 on the 46,000 Bbls)
No cost collars	Jan-Dec 2007	30,000 Bbls	57.00	70.50
No cost collars	Jan-Dec 2007	30,000 Bbls	57.50	72.00
No cost collars	Jan-Dec 2007	930,000 MMBTU	8.00	10.23
No cost collars	Jan-Dec 2008	46,000 Bbls	55.00	69.00
No cost collars	Jan-Dec 2008	750,000 MMBTU	7.00	10.35
      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity. Credit risk related to

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
derivative activities is managed by requiring minimum credit standards for counter parties, periodic settlements, and mark to market valuations.
      A liability of $85.9 million (including a current liability of $68.0 million) and $48.7 million (including a current liability of $35.6 million) was recorded by the Company as of December 31, 2005 and March 31, 2006, respectively, in connection with these contracts. As of December 31, 2004, the Company had issued $11.0 million in letters of credit securing the Company’s derivative position. During 2005, the Company was required to provide security to counter parties for its Derivative Contracts in loss positions.
      On December 22, 2005, concurrent with the execution of the company’s new credit facility (see note 7) the Company novated all of Derivative Contracts with Shell Trading (US) outstanding as of that date with identical Derivative Contracts with Citicorp (USA), Inc. as the counter party. Under this transaction, no contracts were settled, Citicorp (USA), replaced Shell Trading (US) as the counter party and no gain or loss was recorded. Under the new credit facility, Derivatives Contracts with certain lenders under the credit facility do not require cash collateral or letters of credit and rank pari passu with the credit facility. All cash collateral and letters of credit have been released as of December 31, 2005.

3.	Acquisitions
      In March 2005, the Company purchased an additional interest in Longfellow Ranch for $31.9 million.
      In October 2005, the Company executed a purchase and sale agreement to acquire Minden Field assets near its existing production properties in East Texas. This acquisition consists of 3,500 acres with 17 producing wells and numerous drilling opportunities. The purchase price was approximately $85.0 million, which was subsequently reduced to $82.3 million after purchase price adjustments, and the transaction closed on November 8, 2005.

4.	Sale of West Delta Properties
      In March 2005, the Company sold its rights and interest in West Delta 52, 54, and 58 to a third party in exchange for the assumption of existing future asset retirement obligations on the properties and a cash payment of $0.5 million. The estimated fair value of the asset retirement obligations assumed by the purchaser was approximately $16.8 million. In addition, the Company transferred to the purchaser approximately $4.7 million in an escrow account that the Company had funded relating to the asset retirement obligations on the properties. The full cost pool was reduced by approximately $11.6 million and no gain or loss was recognized on the transaction.

5.	Investments/ Note Receivable
      In October 2003, the Company committed to an investment of $6.0 million in Petrosource Energy Company, LLC (“Petrosource”). The Company’s commitment was to acquire 24.8% of the outstanding stock for a price of $3.0 million and to advance $3.0 million as a subordinated loan bearing 6% interest due in six years. The Company initially purchased $1.8 million in stock and funded $1.8 million of the loan in October 2003. In February 2004, the Company purchased an additional $1.2 million of stock and funded the remaining $1.2 million loan commitment. Petrosource is in the business of selling CO(2) and also owns pipelines and compressor stations for delivery purposes. During 2004, Petrosource sold additional equity shares which reduced the Company’s ownership to 20.63%. During 2005, the Company invested an additional $0.5 million in Petrosource stock. In December 2005, the Company sold its entire investment in Petrosource, including the subordinate loan, for total proceeds of $10.5 million and recorded a gain of $5.5 million.
      In April 2002, the Company entered into a revolving credit commitment to extend advances to an third party. Under the terms of the revolving credit arrangement, the Company agreed to make advances from time to time, as requested by the third party and subject to certain limitations, in an amount up to $5.0 million.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Advances made under the revolving credit commitment bear interest at prime rate plus 2% and are collateralized by inventory and receivables. As of December 31, 2004, the Company determined that a portion of the total outstanding advances of $1.3 million had been impaired and recorded a loss of $0.8 million. As of December 31, 2005, the Company determined that the majority of the total outstanding advance of $1.27 million had been impaired and recorded an additional loss of $0.5 million bringing the total allowance to $1.26 million.
6.     Restricted Deposits
      In connection with the National Offshore transaction, the Company acquired restricted deposits aggregating $23.5 million. The restricted deposits represent bank trust and escrow accounts required to be set up by surety bond underwriters and certain former owners of National Offshore’s offshore properties. In accordance with requirements of the U.S. Department of Interior’s Minerals Management Service (“MMS”), National Offshore was required to put in place surety bonds and/or escrow agreements to provide satisfaction of its eventual responsibility to plug and abandon wells and remove structures when certain offshore fields are no longer in use. As part of National Offshore’s agreement with the surety bond underwriter or the former owners of the particular fields, bank trust and escrow accounts were set up and funded based on the terms of the escrow agreements. Certain amounts are required to be paid upon receipt of proceeds from production.
      The restricted deposits include the following:

1. A $4.3 million escrow account for the East Breaks 109 and 110 fields set up in favor of the surety bond underwriter who provides a surety bond to the MMS. The escrow account is fully funded as of December 31, 2005.

2. A $6.9 million escrow account for the East Breaks 165 and 209 fields set up in favor of the surety bond underwriter who provides a surety bond to the former owners of the fields and the MMS. The escrow account is fully funded as of December 31, 2005.

3. A $4.9 million escrow account set up in favor of a major oil company. The Company is required to make additional deposits to the escrow account in an amount equal to 10% of the net cash flow (as defined in the escrow agreement) from the properties that were acquired from the major oil company.

4. A $4.4 million escrow account that was required to be set up by the bankruptcy settlement proceedings of National Offshore. The Company is required to make monthly deposits based on cash flows from certain wells, as defined in the agreement.

5. A $6.1 million escrow account required to be set up by the MMS relating to East Breaks properties. The Company is required to make quarterly deposits to the escrow account of $0.8 million. Additionally, for some of the East Break properties, the Company will be required to deposit additional funds in the East Break escrow accounts, representing the difference between the required escrow deposit

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

under the surety bond and actual escrow deposit balance at various points in time in the future. Aggregate payments to the East Breaks escrow accounts are as follows (in thousands):

Year Ended December 31,

Remainder of 2006	2,400
2007	6,100
2008	3,200
2009	3,200
2010	5,000
Thereafter	4,000

$23,900

7.     Debt
      The Company’s debt consists of credit facilities, notes payable, note payable to affiliates and senior notes payable to affiliates.
Credit Facilities

The Operating LLC Credit Facility
      On December 29, 2003, Holding LLC entered into a Credit Agreement (the “Mizuho Facility”) with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents.
      The Credit Agreement provided for a loan commitment amount of up to $145.0 million and a letter of credit commitment of up to $15 million (provided, the outstanding aggregate amount of the unpaid borrowings, plus the aggregate undrawn face amount of all outstanding letters of credit shall not exceed the borrowing base under the Credit Agreement). The Credit Agreement provided further that the amount available to the Operating LLC at any time was subject to certain restrictions, covenants, conditions and changes in the borrowing base calculation. In partial consideration of the loan commitment amount, Operating LLC has pledged a continuing security interest in all of its oil and natural gas properties and its equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business.
      At Operating LLC’s option, interest on borrowings under the Credit Agreement bear interest at a rate based upon either the prime rate or the LIBOR rate plus, in each case, an applicable margin that, in the case of prime rate loans, can fluctuate from 0.75% to 2.50% per annum. Fluctuations in the applicable interest rate margins are based upon Operating LLC’s total usage of the amount of credit available under the Credit Agreement, with the applicable margins increasing as Operating LLC’s total usage of the amount of the credit available under the Credit Agreement increases. The Credit Agreement expires on September 1, 2006.
      At the closing of the Credit Agreement, Operating LLC borrowed $43.8 million to repay $42.9 million owed by Operating LLC to an affiliate of Mr. Icahn under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing. Approximately $1.4 million of loan issuance costs was capitalized in connection with the closing of this transaction. Operating LLC intends to use any future borrowings under the credit agreement to finance potential acquisitions.
      The Credit Agreement required, among other things, semiannual engineering reports covering oil and natural gas properties, and maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

NEG Oil & Gas LLC Senior Secured Revolving Credit Facility
      On December 22, 2005, NEG Oil & Gas entered into a credit agreement, dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto (the “NEG Credit Facility”). The NEG Credit Facility is secured by substantially all the assets of NEG Oil & Gas and its subsidiaries, has a five-year term and permits payments and re-borrowings, subject to a borrowing base calculation based on the proved oil and gas reserves of the Company and its subsidiaries. Under the NEG Credit Facility, the Company will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million. The Company used a portion of the initial $300 million funding under the NEG Credit Facility to purchase the Operating LLC Credit Facility. On a consolidated basis, the Operating LLC Credit Facility is no longer outstanding.
      In consideration of each lender’s commitment to make loans under the NEG Credit Facility, the Company is required to pay a quarterly commitment fee ranging from 0.375% to 0.50% of the available borrowing base. Commitment fees are based upon the facility utilization levels.
      At the Company’s option, borrowings under the NEG Credit Facility bear interest at Base Rate or Euro Dollar Rate, as defined in the borrowing agreement, plus, in each case, an applicable margin that, in the case of Base Rate loans, can fluctuate from 0.00% to 0.75% per annum, and, in the case of Euro Dollar loans, can fluctuate from 1.00% to 1.75% per annum. Fluctuations in the applicable interest rate margins are based upon the Company’s total usage of the amount of credit available under the NEG Credit Facility, with the applicable margins increasing as the Company’s total usage of the amount of the credit available under the NEG Credit Facility increases. Base Rate and Euro Dollar Rate fluctuate based upon Prime rate or LIBOR, respectively.
      NEG Credit Facility agreement requires, among other things, semiannual engineering reports covering oil and natural gas properties, limitation on distributions, and maintenance of certain financial ratios, including maintenance of leverage ratio, current ratio and a minimum tangible net worth. The Company was in compliance with all covenants at March 31, 2006.
      In addition to purchasing the Operating LLC Credit Facility, the Company used the proceeds from the NEG Credit Facility to (1) repay a loan of approximately $85 million by AREP used to purchase properties in the Minden Field; (2) pay a distribution of $78.0 million, and (3) pay transaction costs.
Notes Payable
      Notes payable consist of the following (amounts in thousands):

	December 31	March 31,
	2005	2006

Notes payable to various prior creditors of National Onshore in settlement of bankruptcy claims. The notes are generally payable over a 30 month period with a stated interest rate of 6%; however, the notes have been discounted to an effective rate of 10%	$2,503	$1,996
Less Current maturities	(2,503)	(1,996)

	$—	$—

Advance from Affiliate
      During 2005, AREP made unsecured non-interest bearing advance of $49.8 million, payable on demand, to fund their drilling programs as well as to fund derivative contract deposits, of which $39.8 million were outstanding at December 31, 2005. The outstanding balance was repaid in January 2006.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Deferred Loan Costs
      The Company capitalized approximately $1.5 million in external direct costs associated with the Credit Agreement which was being amortized (approximately $0.05 million per month) as deferred loan costs. Upon execution of the NEG Credit Facility, the Company expensed the unamortized deferred loan cost of $0.4 million relating to the Operating LLC Credit Facility in December 2005.
      Additionally, the Company capitalized $4.7 million in external direct costs associated with the NEG Credit Facility executed on December 22, 2005. The deferred costs are amortized over the term of the facility as additional interest expense.

8.	Income Taxes
      National Energy Group, Inc. is organized as a corporation and is subject to corporate income tax as a separate entity. National Onshore and National Offshore were organized as corporations until their respective acquisitions by NEG Oil & Gas, LLC, and were subject to corporate taxes up until the date of acquisition as part of a tax sharing agreement with the Starfire, Inc. consolidated group. The Company accounts for income taxes of National Energy Group, National Onshore and National Offshore according to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. As of March 31, 2006, the Company is not able to conclude that it is more likely than not that all its deferred tax assets will be realized and has established a valuation allowance against a portion of its deferred tax assets.
      At March 31, 2006, National Energy Group had net operating loss carryforwards available for federal income tax purposes of approximately $98.4 million which begin expiring in 2018. Additional net operating loss limitations may be imposed as a result of subsequent changes in our stock ownership. Prior to the formation of Holding LLC, the income tax benefit associated with the loss carryforwards had not been recognized since, in our opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of Holding LLC, we again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by Holding LLC, more likely than not we will realize a partial benefit from the loss carryforwards. Accordingly, we recorded a deferred tax asset of $14.5 million and $11.4 million as of December 31, 2005 and March 31, 2006, respectively. Ultimate realization of the deferred tax asset is dependent upon, among other factors, our ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.
      At March 31, 2006, after the filing of prior years amended returns, TransTexas Gas Corporation had net operating loss carryforwards of approximately $150.0 million, which begin expiring in 2020. On April 6, 2005, TransTexas merged into National Onshore, a limited partnership, resulting in the treatment of an asset sale for tax purposes and subsequent liquidation into its parent company. Pursuant to the asset sale, TransTexas utilized approximately $75.0 million of its net operating loss carryforwards on its final corporate tax return and the remainder transferred to its parent company in the liquidation. Additionally, upon the TransTexas merger into National Onshore, the net deferred tax liabilities of approximately $9.9 million were credited to equity, in accordance with SFAS 109.
      At December 31, 2004, Panaco, Inc. had net operating loss carryforwards available for federal income tax purposes of approximately $39.2 million, which begin expiring in 2019. On June 30, 2005, pursuant to the Panaco purchase agreement, Panaco merged into National Offshore LP. The purchase was a non-taxable transaction resulting in the net operating loss carryforwards remaining with the former Panaco shareholders.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Additionally, in accordance with SFAS 109, for financial reporting purposes, the net deferred tax assets of approximately $2.6 million were debited to equity.

9.	Commitments and Contingencies
      During 2000 and 2001 we entered into several hedge contracts with Enron North America Corp (“Enron NAC”). In 2001, Enron Corporation and many Enron Corporation affiliates and subsidiaries, including Enron NAC filed for protection under Chapter 11 of the US bankruptcy code. The Company has filed a claim for damages in the Enron NAC bankruptcy proceeding and we have appointed a representative to the official committee of unsecured creditors. The Company’s claim is unsecured and represents a hedge against future oil and natural gas prices for which the Company should receive a percentage distribution from the Enron bankruptcy proceeding in accordance with its plan of reorganization.
      Other than routine litigation incidental to its business operations which are not deemed by the Company to be material, there are no additional legal proceedings in which the Company, is a defendant.
  Environmental Matters
      The Company’s operations and properties are subject to extensive federal, state, and local laws and regulations relating to the generation, storage, handling, emission, transportation, and discharge of materials into the environment. Permits are required for various of the Company’s operations, and these permits are subject to revocation, modification, and renewal by issuing authorities. The Company’s operations are also subject to federal, state, and local laws and regulations that impose liability for the cleanup or remediation of property which has been contaminated by the discharge or release of hazardous materials or wastes into the environment. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunctions, or both. The Company believes that it is in material compliance with applicable environmental laws and regulations. Noncompliance with such laws and regulations could give rise to compliance costs and administrative penalties. Management does not anticipate that the Company will be required in the near future to expend amounts that are material to the financial condition or operations of the Company by reason of environmental laws and regulations, but because such laws and regulations are frequently changed and, as a result, may impose increasingly strict requirements, the Company is unable to predict the ultimate cost of complying with such laws and regulations.

10.	Asset Retirement Obligation
      In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. It also requires the Company to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The ARO assets are recorded on the balance sheet as part of the Company’s full cost pool and are included in the amortization base for the purposes of calculating depreciation, depletion and amortization expense. For the purpose of calculating the ceiling test, the future cash outflows associated with settling the ARO liability are excluded from the computation of the discounted present value of estimated future net revenues.

NEG, INC. AND NEG OIL & GAS LLC
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      The following is a rollforward of the asset retirement obligation as of December 31, 2005 and March 31, 2006 (amounts in thousands).

Balance as of December 31, 2005	$41,228

Add: Accretion	681
Drilling additions	—
Less: Revisions	—
Settlements	—
Dispositions	—

Balance as of March 31, 2006	$41,909

11.	Subsequent Events
      On April 21, 2006, the Company entered into the following commodity collar agreements:

Type of Contract	Production Month	Volume per Month	Floor	Ceiling

No cost collars	Jan-Dec 2007	1,000 Bbls	65.00	87.40
No cost collars	Jan-Dec 2007	7,000 Bbls	65.00	86.00
No cost collars	Jan-Dec 2007	330,000 MMBTU	9.60	12.10
No cost collars	Jan-Dec 2007	100,000 MMBTU	9.55	12.60
No cost collars	Jan-Dec 2008	9,000 Bbls	65.00	81.25
No cost collars	Jan-Dec 2008	70,000 MMBTU	8.75	11.90
No cost collars	Jan-Dec 2008	270,000 MMBTU	8.80	11.45
No cost collars	Jan-Dec 2009	19,000 Bbls	65.00	78.50
No cost collars	Jan-Dec 2009	26,000 Bbls	65.00	77.00
No cost collars	Jan-Dec 2009	330,000 MMBTU	7.90	10.80
No cost collars	Jan-Dec 2009	580,000 MMBTU	7.90	11.00

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
National Energy Group, Inc.
      We have audited the accompanying balance sheets of National Energy Group, Inc. (the “Company”) as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of National Energy Group, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006 expressed an unqualified opinion that the Company maintained effective internal control over financial reporting and on management’s assessment thereof.

/s/ GRANT THORNTON LLP
Houston, Texas
March 10, 2006, except for the extension of the due date
for the Senior Notes as described in Note 2, as to which
the date is March 16, 2006

NATIONAL ENERGY GROUP, INC.
BALANCE SHEETS

	December 31,

	2004	2005

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,488	$3,059
Accounts receivable — other	192	—
Accounts receivable — affiliates	2,208	1,660
Other	184	340

Total current assets	5,072	5,059
Investment in Holding LLC	87,800	116,128
Deferred tax assets	19,241	14,540

Total assets	$112,113	$135,727

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$209	$436
Income tax payable	—	151
Accrued interest on senior notes — affiliates	2,663	2,663

Total current liabilities	2,872	3,250
Long-term Liabilities:
Senior Notes — affiliates	148,637	148,637
Deferred gain on Senior Note redemption	3,737	1,699
Commitments and contingencies
Stockholders’ deficit:
Common stock, $.01 par value:
Authorized shares — 15,000,000 at December 31, 2004 and 2005;
Issued and outstanding shares — 11,190,650 at December 31, 2004
and 2005	112	112
Additional paid-in capital	123,020	123,020
Accumulated deficit	(166,265)	(140,991)

Total stockholders’ deficit	(43,133)	(17,859)

Total liabilities and stockholders’ deficit	$112,113	$135,727

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2004	2005

	(In thousands except
	per share data)
Revenues:
Accretion of Investment in Holding LLC	$30,141	$34,432	$44,306
Management fees from affiliates	7,967	11,563	14,587
Interest income and other, net	34	39	78

Total revenue	38,142	46,034	58,971
Costs and expenses:
Salaries and wages	4,349	7,225	8,790
Insurance	638	1,002	809
Rent and utilities	669	699	804
Other general and administrative expenses	1,575	2,219	4,502
Interest expense	15,115	13,940	13,940

Total costs and expenses	22,346	25,085	28,845

Income before income taxes	15,796	20,949	30,126
Income tax expense	(225)	(6,664)	(4,852)

Net income	$15,571	$14,285	$25,274

Earnings per share:
Net income per common share, basic and diluted	$1.39	$1.28	$2.26

Weighted average number of common shares outstanding	11,191	11,191	11,191

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2004	2005

	(In thousands)
Operating Activities
Net income	$15,571	$14,285	$25,274
Deferred gain amortization — interest reduction	(2,038)	(2,038)	(2,038)
Accretion of Investment in Holding LLC	(30,141)	(34,432)	(44,306)
Deferred income taxes	(427)	6,664	4,701
Changes in operating assets and liabilities:
Accounts receivable	(355)	(1,394)	740
Other current assets	51	84	(156)
Accounts payable and accrued liabilities	(41,714)	182	378

Net cash used in operating activities	(59,053)	(16,649)	(15,407)

Investing Activities
Guaranteed Payment from Holding LLC	18,229	15,978	15,978
Priority Amount distribution from Holding LLC	40,506

Net cash provided by investing activities	58,735	15,978	15,978

Increase (decrease) in cash and cash equivalents	(318)	(671)	571
Cash and cash equivalents at beginning of period	3,477	3,159	2,488

Cash and cash equivalents at end of period	$3,159	$2,488	$3,059

Supplemental Cash Flow Information
Interest paid in cash	$50,860	$15,978	$15,978

Non Cash Financing and Investing Activities
Contribution of note from Holding LLC	$10,940	$—	$—

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock		Additional		Total
			Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

	(In thousands)
Balance at December 31, 2002	11,191	$112	$123,020	$(196,121)	$(72,989)
Net income 2003				15,571	15,571

Balance at December 31, 2003	11,191	$112	$123,020	$(180,550)	$(57,418)
Net income 2004				14,285	14,285

Balance at December 31, 2004	11,191	$112	$123,020	$(166,265)	$(43,133)
Net income 2005				25,274	25,274

Balance at December 31, 2005	11,191	$112	$123,020	$(140,991)	$(17,859)

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1.	Background and Basis of Presentation
      We are a management company engaged in the business of managing the exploration, development, production and operations of oil and natural gas properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico). We manage oil and natural gas operations of NEG Operating LLC (“Operating LLC”), National Onshore LP (“National Onshore”) and National Offshore LP (“National Offshore”), all of which are affiliated entities.
      We were incorporated under the laws of the State of Delaware on November 20, 1990 and, prior to February, 1999, operated as an independent oil and natural gas company engaged in the exploration, development, exploitation and acquisition of oil and natural gas reserves in North America. In February 1999, we were placed under involuntary, court ordered bankruptcy protection. We jointly proposed with the official committee of unsecured creditors a Plan of Reorganization (the “Plan of Reorganization”) which became effective on August 4, 2000. The final decree closing the case became effective December 13, 2001. Accordingly, we have effectively settled all matters relating to our bankruptcy proceeding.
      As mandated by the Plan of Reorganization and the bankruptcy court on September 12, 2001, but effective May 1, 2001, we contributed all of our operating assets and oil and natural gas properties excluding cash of $4.3 million to NEG Holding LLC (“Holding LLC”). In exchange we received a non-controlling 50% membership interest in Holding LLC. Gascon Partners, (“Gascon”), an entity owned or controlled by Carl C. Icahn, contributed certain assets to Holding LLC in exchange for the remaining 50% managing ownership interest. Holding LLC is controlled by the managing member (formerly Gascon). Effective May 1, 2001, Holding LLC contributed the majority of its assets and liabilities to Operating LLC, a 100% owned subsidiary of Holding LLC. Concurrently, we entered into a management and operating agreement to manage the operations of Operating LLC.
      On June 30, 2005, American Real Estate Partners, LLP (“AREP”) purchased Gascon’s managing membership interest in Holding LLC, including Holding LLC’s 100% ownership interest in Operating LLC, together with Gascon’s option to redeem our interest in Holding LLC, and concurrently contributed the interest and redemption option to NEG Oil & Gas LLC (“NEG Oil & Gas”).
      In August 2003 and November 2004, we entered into agreements to manage the operations of National Onshore and National Offshore, respectively. Both National Onshore and National Offshore are owned by NEG Oil & Gas.
      In exchange for our 50% membership interest in Holding LLC, we contributed to Holding LLC current assets of $11.5 million, net oil and natural gas assets of $85.0 million and other assets of $4.8 million. The liabilities assumed by Holding LLC were current liabilities of $4.2 million, an intercompany payable to Gascon of $4.8 million and long-term liabilities of $1.0 million. All amounts reflect book fair value at the date of contribution.
      Holding LLC is governed by an operating agreement effective as of May 12, 2001, which provides for management of Holding LLC by NEG Oil & Gas and distributions to us and NEG Oil & Gas based on a prescribed order of distributions (the “Holding LLC Operating Agreement”).
      The Holding LLC Operating Agreement contains a provision that allows NEG Oil & Gas, or its successor, at any time, in its sole discretion, to redeem our membership interest in Holding LLC at a price equal to the fair market value of such interest determined as if Holding LLC had sold all of its assets for fair market value and liquidated. Since all of our operating assets and oil and natural gas properties have been contributed to Holding LLC, as noted above, following such a redemption, our principal assets would consist solely of our cash balances. In the event that such redemption right is exercised by NEG Oil & Gas, we may be obligated to use the proceeds that we would receive for our redeemed membership interest to pay

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
outstanding indebtedness and operating expenses before the distribution of any portion of such proceeds to our shareholders. Following the payment of our indebtedness (currently held by NEG Oil & Gas) and our operating expenses, there is a substantial risk that there will be no proceeds remaining for distribution to our shareholders.
      As a result of the terms and conditions of the various agreements related to the repayment of our indebtedness and repayment of a like amount (plus accrued interest thereon) to NEG Oil & Gas, there is a substantial risk that there will be no amounts remaining for distribution to our stockholders.
      NEG Oil & Gas owns 50.01% of our outstanding common stock at December 31, 2005. The general partner of American Real Estate Holding L.P. (“AREH”), American Property Investors, Inc. (“API”) is indirectly wholly owned by Carl C. Icahn. As such, we may be deemed to be controlled by an affiliate of Mr. Icahn and his affiliated entities. Certain members of our Board of Directors have affiliations with various affiliates of AREH, including Arnos Corp. (“Arnos”), High River Limited Partnership (“High River”), American Real Estate Partners, LLP (“AREP”), which owns 99% in AREH, API, High Coast Limited partnership (“High Coast”), Cadus Pharmaceutical Corporation (“Cadus”) and Greenville Holding LLC (“Greenville”). Mr. Martin L. Hirsch is the Executive Vice President of AREH. Mr. Robert J. Mitchell was an employee of affiliates of Arnos and High River, however he retired effective November 1, 2004. Mr. Jack G. Wasserman is a member of the board of directors of both API and Cadus an independent member of the API audit committee. Mr. Icahn is the largest single shareholder of Cadus. Arnos, High Coast, High River, API, Greenville, AREP and AREH are entities affiliated with Mr. Icahn. Our policy is to engage in transactions with related parties on terms that in our opinion, are no less favorable to our company than could be obtained from unrelated parties.
      We remain highly leveraged after confirmation of the Plan of Reorganization.

2.	Pending Merger and Extension of Due Date for Senior Notes
      On December 7, 2005, we, NEG Oil & Gas, NEG IPOCO, Inc. whose name was changed to NEG, Inc. effective January 30, 2006 (“NEG, Inc.”), and, for certain purposes, AREH entered into a merger agreement, pursuant to which the Company will be merged into NEG, Inc. NEG Oil & Gas, a wholly owned indirect subsidiary of NEG, is the owner of 50.01% of our common stock.
      Upon consummation of the merger, the current holders of our common stock, other than holders that are our subsidiaries, will receive shares of common stock of a new oil and natural gas company, NEG, Inc. The transaction, which is conditioned upon the consummation of an initial public offering of common stock by NEG, Inc., may be terminated if the merger has not closed by December 1, 2006.
      As a result of the merger with NEG Inc., but without taking into account the issuance of NEG, Inc. common stock in the initial public offering, each of the holders of our common stock, other than holders that are subsidiaries, will receive shares in NEG, Inc. representing, in the aggregate, a 7.990% economic interest in the entire equity of a combination or consolidation of entities that will include 100% of the equity interests in each of us, NEG Oil & Gas, Holding LLC, Operating LLC, National Onshore and National Offshore. Our minority stockholders will receive, in exchange for their common stock in us, NEG, Inc. common stock representing 3.994% of such economic interest and NEG Oil & Gas will receive, in exchange for its common stock in the Company, NEG, Inc. common stock representing the remaining 3.996% economic interest.
      The public offering of NEG, Inc. common stock will result in the proportionate reduction of the economic interests to be received by our stockholders as a result of the merger. The economic interests to be received by our stockholders as a result of the merger are based on the assumption that the combined or consolidated entities will have net indebtedness of approximately $500 million at the time of the merger and are subject to adjustment to the extent that the actual amount of net indebtedness at such time is less than or greater than $500 million.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Following the merger, NEG, Inc. will be renamed National Energy Group, Inc. and will contribute our non-controlling 50% ownership interest in Holding LLC to NEG Oil & Gas.
      NEG, Inc. has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register its common stock in an initial public offering under the Securities Act of 1933. The number of shares to be offered and the price range of the offering have not been determined. The Registration Statement has not become effective and is subject to review and comment by the SEC. There can be no assurance that NEG, Inc. will complete an initial public offering or that the merger will be completed.
      On March 16, 2006, we entered into a supplemental indenture with NEG Oil & Gas, the holder of our Senior Notes (see note 6), to extend the due date of the Senior Notes to April 1, 2007.

3.	Significant Accounting Policies

Accounting Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
      Cash and cash equivalents may include demand deposits, short-term commercial paper, and/or money-market investments with maturities of three months or less when purchased. Cash in bank deposit accounts are generally maintained at high credit quality financial institutions and may exceed federally insured limits. We have not experienced any losses in such accounts and do not believe we are exposed to any significant risk of loss.

Accounts Receivable — Affiliates
      Accounts receivable-affiliates represent amounts due from Operating LLC, National Onshore and National Offshore for unpaid management fees. Due to the short-term nature of the account balances, the carrying value approximates market value.

Investment in Holding LLC
      Guaranteed payments (“Guaranteed Payments”) are to be paid to us, calculated on an annual interest rate of 10.75% on the outstanding priority amount (the “Priority Amount”). The Priority Amount includes all outstanding debt owed to NEG Oil & Gas, including the amount of our 10.75% Senior Notes (the “Senior Notes”). As of December 31, 2005, the Priority Amount was $148.6 million. The Guaranteed Payments will be made on a semi-annual basis.
      There is substantial uncertainty that we will receive any distribution above the Priority Amount and Guaranteed Payment amounts from Holding LLC. Due to the uncertainty, we accrete our investment in Holding LLC at the implicit rate of interest up to the Guaranteed Payments and Priority Amount expected to be collected through November 2006 (based on the terms of the Holding LLC Operating Agreement), recognizing the accretion income in earnings. Our investment in Holding LLC will be reduced to zero upon our collection of the Priority Amount. Due to the substantial uncertainty that we will receive any distribution in excess of the Priority Amount and Guaranteed Payment Amounts from Holding LLC, we do not record any income or recognize an asset related to our residual equity interest until such time that NEG Oil & Gas has received its contractually required distributions from Holding LLC. We account for our residual equity

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
investment in Holding LLC in accordance with Accounting Principles Board Opinion No. 18 “the Equity Method of Accounting for Investments in Common Stock” (“APB 18”).
      Quarterly we evaluate the propriety of the carrying amount of our investment in Holding LLC to determine whether current events or circumstances warrant adjustments to the carrying value for any other than temporary impairment and/or revisions to accretion of income. We currently believe that no such impairment has occurred and that no revision to the accretion of income is warranted.

Income Taxes
      Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which, based on available evidence, the future tax benefits more likely than not will be realized.

Financial Instruments
      See Note 6 for disclosure of the fair value of borrowings under our 10 3/4 % Senior Notes.
      At December 31, 2004 and 2005, the carrying value of our accounts receivable and payable approximates fair value due to the short term nature of these financial instruments.

Earnings (Loss) Per Share
      Earnings (loss) per share is computed in accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, Earnings per Share. Basic earnings per share data is computed by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding and excludes any dilutive effects of options, warrants, and convertible securities. We have no potentially dilutive securities outstanding for any years presented, therefore, both basic and diluted income per share are identical for all years.

Comprehensive Income
      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net earnings and total comprehensive income in 2003, 2004 or 2005.

Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment”, which will require compensation costs related to share-based payment transactions (e.g., issuance of stock options and restricted stock) to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) revises SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” For us, SFAS 123(R), as amended by SEC Release 34-51558, is effective for our first fiscal year beginning after June 15, 2005 (January 1, 2006). Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123(R) using a modified version of prospective application. Under this method, an entity records compensation expense for all awards it grants after the date of adoption. In addition, the entity is required to record compensation expense for the unvested portion of previously granted awards that remain

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
outstanding at the date of adoption. In addition, entities may elect to adopt SFAS 123(R) using a modified retrospective method whereby previously issued financial statements are restated based on the expense previously calculated and reported in their pro forma footnote disclosures. We have no share based payments subject to this standard.
      In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, to clarify the accounting for nonmonetary exchanges of similar productive assets. SFAS 153 provides a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not have any nonmonetary transactions for any period presented that this Statement would apply. We do not expect the adoption of SFAS 153 to have a material impact on our financial statements.
      In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle, including voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. In accordance with the new standard, changes in accounting standards are retrospectively applied. Under retrospective application, the new accounting principle is applied as of the beginning of the first period presented as if the principle had always been applied. The cumulative effect of the change is reflected in opening retained earnings. The adoption of SFAS 154 did not have a material effect on our financial position or results of operations.
      In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). We have no hybrid instruments subject to this standard.

4.	Management Agreements
      The management and operation of Operating LLC is being undertaken by us pursuant to the Management Agreement (the “Operating LLC Management Agreement”) which we entered into with Operating LLC. However, neither our officers nor directors control the strategic direction of Operating LLC’s oil and natural gas business including oil and natural gas drilling and capital investments, which are controlled by the managing member of Holding LLC (currently NEG Oil & Gas). The Operating LLC Management Agreement provides that we will manage Operating LLC’s oil and natural gas assets and business until the earlier of November 1, 2006, or such time as Operating LLC no longer owns any of the managed oil and natural gas properties. Our employees conduct the day-to-day operations of Operating LLC’s oil and natural gas properties, and all costs and expenses incurred in the operation of the oil and natural gas properties are borne by Operating LLC; although the Operating LLC Management Agreement provides that the salary of our Chief Executive Officer shall be 70% attributable to the managed oil and natural gas properties, and the salaries of each of the General Counsel and Chief Financial Officer shall be 20% attributable to the managed oil and natural gas properties. In exchange for our management services, Operating LLC pays us a management fee equal to 115% of the actual direct and indirect administrative and reasonable overhead costs that we incur in operating the oil and natural gas properties. We or Operating LLC may seek to change the management fee to within the range of 110%-115% as such change is warranted. However, we both have agreed to consult with each other to ensure that such administrative and reasonable overhead costs attributable to the managed properties are properly reflected in the management fee that we

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
are paid. In addition, Operating LLC has agreed to indemnify us to the extent we incur any liabilities in connection with our operation of the assets and properties of Operating LLC, except to the extent of our gross negligence or misconduct. We recorded $6.6 million, $6.2 million, and $5.6 million in management fee income for the years ended December 31, 2003, 2004 and 2005, respectively under this agreement.
      On August 28, 2003, we entered into an agreement (the “National Onshore Management Agreement”) to manage National Onshore. The National Onshore Management Agreement was entered into in connection with a plan of reorganization for National Onshore proposed by Thornwood Associates LP, an entity affiliated with Carl C. Icahn. The United States Bankruptcy Court, Southern District of Texas issued an order confirming the National Onshore Plan. NEG Oil & Gas owns all of the reorganized National Onshore which is engaged in the exploration, production and transmission of oil and natural gas primarily in South Texas, including the Eagle Bay field in Galveston Bay, Texas and the Southwest Bonus field located in Wharton County, Texas. Bob G. Alexander and Philip D. Devlin, our President and CEO, and Vice President, Secretary and General Counsel, respectively, have been appointed to the reorganized National Onshore Board of Directors and shall act as the two principal officers of National Onshore and its subsidiaries, Galveston Bay Pipeline Corporation and Galveston Bay Processing Corporation. Randall D. Cooley, our Vice President and CFO, has been appointed Treasurer of the reorganized National Onshore and its subsidiaries.
      The National Onshore Management Agreement provides that we will be responsible for and have authority with respect to all of the day-to-day management of National Onshore’s business but we will not function as a Disbursing Agent as such term is defined in the National Onshore Plan. As consideration for our services in managing the National Onshore business, we receive a monthly fee of $0.3 million. The National Onshore Management Agreement is terminable (i) upon 30 days prior written notice by National Onshore, (ii) upon 90 days prior written notice by us, (iii) upon 30 days following any day where High River designees no longer constitute the National Onshore Board of Directors, unless otherwise waived by the newly-constituted Board of Directors of National Onshore, or (iv) as otherwise determined by the Bankruptcy Court. The Company recorded $1.3 million, $4.7 million and $4.8 million in management fee income for the years ended December 31, 2003, 2004 and 2005, respectively, relating to the National Onshore Management Agreement.
      On November 3, 2004, the United States Bankruptcy Court for the Southern District of Texas issued an order effective November 16, 2004 confirming a plan of reorganization for National Offshore (“National Offshore Plan”). In connection with the National Offshore Plan, we entered into a Management Agreement with National Offshore (the “National Offshore Management Agreement”) pursuant to the Bankruptcy Court’s Order confirming the effective date of the National Offshore Plan. NEG Oil & Gas owns all of the reorganized National Offshore. Mr. Bob G. Alexander, our President and CEO, has been appointed to the reorganized National Offshore Board of Directors and shall act as the reorganized National Offshore’s President. Mr. Philip D. Devlin, our Vice President, General Counsel and Secretary, has been appointed to serve in the same capacities for National Offshore. Randall D. Cooley, our Vice President and CFO, has been appointed as Treasurer of the reorganized National Offshore. In exchange for our management services, we receive a monthly fee equal to 115% of the actual direct and indirect administrative overhead costs that we incur in operating and administrating the National Offshore properties. We recorded $0.7 million and $4.2 million in management fee income for the year ended December 31, 2004 and 2005 under this agreement.

5.	Credit Facility/ Pledge of Our Membership Interest in Holding, LLC
      On March 26, 2003, Holding LLC distributed to us a $10.9 million note outstanding under our revolving credit facility as a distribution of Priority Amount, thereby canceling our indebtedness under the revolving credit facility. Also, on March 26, 2003 we entered into an agreement with Arnos and Operating LLC to assign the credit facility to Operating LLC. Effective with this assignment, Arnos amended the credit facility

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
to increase the revolving commitment to $150 million, increase the borrowing base to $75 million and extend the revolving due date until June 30, 2004. Concurrently, Arnos extended a $42.8 million loan to Operating LLC under the amended credit facility. Operating LLC then distributed $42.8 million to Holding LLC who, thereafter, made a $40.5 million distribution of Priority Amount and a $2.3 million Guaranteed Payment to us. We utilized these funds to pay the entire amount of the long-term interest payable on the Senior Notes, as provided in the Plan of Reorganization and interest accrued thereon outstanding on March 27, 2003. The Arnos facility was canceled on December 29, 2003 in conjunction with the Operating LLC credit facility described below.
      As a result of the distribution of the outstanding amounts under the credit facility and the assignment of the credit facility to Operating LLC, we no longer have a credit facility.

The Operating LLC Credit Facility
      On December 29, 2003, Operating LLC entered into a credit agreement with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents. The credit agreement provided for a loan commitment amount of up to $145 million and a letter of credit commitment of up to $15 million, subject to a borrowing base. As a condition to the closing of the credit agreement, the lenders required that Operating LLC terminate its secured loan arrangement with Arnos. At the closing of the credit agreement, Operating LLC borrowed $43.8 million to repay $42.8 million owed by Operating LLC to Arnos under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing.
      On December 22, 2005, NEG Oil & Gas entered into a credit agreement dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto (the “NEG Oil & Gas Facility”). Under the NEG Oil & Gas Credit Facility, NEG Oil & Gas will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million. The NEG Oil & Gas Credit Facility is secured by substantially all the assets of NEG Oil & Gas and its subsidiaries, has a five-year term and permits payments and reborrowings, subject to a borrowing base calculation based on the proved oil and natural gas reserves of NEG Oil & Gas and its subsidiaries.
      NEG Oil & Gas used a portion of the initial $300 million funding under the NEG Oil & Gas Credit Facility to purchase the Mizuho indebtedness of Operating LLC of $130.9 million plus accrued interest of $1.5 million. We have previously pledged our interest in Holding LLC as collateral under the Mizuho facility. Similarly, Holding LLC had previously pledged as collateral under the Mizuho facility its 100% equity interest in Operating LLC. In addition, Operating LLC had previously pledged its oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business as collateral under the facility.
      As part of NEG Oil & Gas’ purchase of the Operating LLC credit facility, on December 22, 2005, Operating LLC entered into an Amended and Restated Credit Agreement, dated as of December 20, 2005, with NEG Oil & Gas as the successor to the lenders under the Mizuho facility and Citicorp USA, Inc. as collateral agent (the “Restated Credit Agreement”). By purchasing the Mizuho facility, NEG Oil & Gas is the successor in interest to pledge agreements and irrevocable proxies dated as of December 29, 2003 signed by each of Holding LLC, Operating LLC and us in favor of the lenders. Pursuant to the terms of the new Restated Credit Agreement, Operating LLC and Holding LLC executed and delivered to NEG Oil & Gas affirmations of their obligations under their pledge agreements. NEG Oil & Gas pledged all of its rights under the Operating LLC facility, including the collateral securing Operating LLC’s original obligation.
      The facility provides for a loan commitment amount of up to $180 million, including a letter of credit commitment of up to $1 million, subject to certain borrowing base and other limitations. At December 31,

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
2005, Operating LLC owed approximately $132.4 million plus accrued interest of $1.5 million under the facility and had no outstanding letters of credit.
      The Operating LLC facility also requires, among other things, maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.
      Other than the pledge of our equity interest in Holding LLC described above, we are not a party to the Operating LLC facility and no longer have a credit facility.
      Draws made under the Operating LLC facility are normally made to fund working capital requirements, acquisitions and capital expenditures. During the year ended December 31, 2005, Operating LLC’s outstanding balances have ranged from a low of $51.8 million to a high of $132.4 million. As of December 31, 2005 the outstanding balance under the credit facility was $132.4 million.

Pledge of Our Membership Interest in Holding LLC
      As a condition to the lenders obligations under the NEG Oil & Gas Facility, the lenders required that we, Gascon (currently NEG Oil & Gas), Holding LLC and Operating LLC execute and deliver at the closing that certain Pledge Agreement and Irrevocable Proxy in favor of Bank of Texas, N.A., its successors and assigns, the (“Pledge Agreement”). Pursuant to the terms of the Pledge Agreement, in order to secure the performance of the obligations of Operating LLC (i) we and NEG Oil & Gas have pledged our respective 50% membership interests in Holding LLC (such interests constituting 100% of the outstanding equity membership interest of Holding LLC); (ii) Holding LLC has pledged its 100% equity membership interest in Operating LLC; and (iii) Operating LLC has pledged its 100% equity membership interest in its subsidiary, Shana National LLC (the membership interests referred to in clauses (i), (ii) and (iii) above are collectively referred to as the “Collateral”). The Pledge Agreement also provides for a continuing security interest in the Collateral and that Bank of Texas, N.A. as the Collateral Agent is the duly appointed attorney-in-fact of Operating LLC. The Collateral Agent may take all action deemed reasonably necessary for the maintenance, preservation and protection of the Collateral and the security interest therein until such time that all of Operating LLC’s obligations under the NEG Oil & Gas Facility are fulfilled, terminated or otherwise expired. If under the NEG Oil & Gas Facility an event of default shall have occurred and is continuing, the Collateral Agent may enforce certain rights and remedies, including, but not limited to the sale of the Collateral, the transfer of all or part of the Collateral to the Collateral Agent or its nominee and/or the execution of all endorsements, assignments, stock powers and other instruments of conveyance or transfer with respect to all or part of the Collateral.
      Other than our encumbrance of our 50% membership interest in Holding LLC and our indemnification of the Collateral Agent as set forth in the Pledge Agreement, we have incurred no obligations under the Credit Agreement, nor do we act as guarantor of the obligations of Operating LLC or any other guarantor or other entity thereunder.

6.	Senior Notes Due 2006
      Upon confirmation of the Joint Plan, the Senior Notes were held in their entirety by Arnos and its affiliates. Effective June 30, 2005, the Senior Notes are held by NEG Oil & Gas. The Senior Notes bear interest at an annual rate of 10 3/4%, payable semiannually in arrears on May 1 and November 1 of each year and originally matured in November 2006. On March 16, 2006, we entered into a supplemental indenture with NEG Oil & Gas, as holder of the Senior Notes, to extend the due date of the Senior Notes to April 1, 2007. The Senior Notes are senior, unsecured obligations that rank pari passu with all of our existing and future senior indebtedness, and senior in right of payment to all future subordinated indebtedness that we may

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
incur. Subject to certain limitations set forth in the indenture covering the Senior Notes (the “Indenture”), we and our subsidiaries may incur additional senior indebtedness and other indebtedness.
      The Indenture contains certain covenants limiting us with respect to the following: (i) asset sales; (ii) restricted payments; (iii) the incurrence of additional indebtedness and the issuance of certain redeemable preferred stock; (iv) liens; (v) sale and leaseback transactions; (vi) lines of business; (vii) dividend and other payment restrictions affecting subsidiaries; (viii) mergers and consolidations; and (ix) transactions with affiliates.
      We are unable to reasonably determine the fair value of the Senior Notes at December 31, 2005, due to a lack of available market quotations, credit ratings and inability to determine an appropriate discount rate.
      In August 2001, we redeemed both $16.4 million of principal outstanding under the senior note obligations and $4.8 million of long-term interest payable on the Senior Notes for cash consideration of $10.5 million. We paid two Arnos affiliates approximately $0.4 million in current interest on the redeemed senior note obligations at the date of redemption related to interest owed from the last semi-annual interest payment date of May 1, 2001, to the date of redemption. As this was a partial redemption of the Senior Notes, it has been accounted for as a modification of terms that changes the amounts of future cash payments. Accordingly, the excess of redeemed principal and interest over the redemption payment of $10.5 million is amortized as a reduction to interest expense over the remaining life of the Senior Notes.

7.	Commitments and Contingencies
      We lease office space under an operating lease. Rental expense charged to operations was approximately $606,000, $628,000 and $683,000 during the years ended December 31, 2003, 2004 and 2005, respectively. Minimum lease payments under future operating lease commitments at December 31, 2005, are as follows (in thousands):

2006	$610
2007	$610
      We are not a party to any material pending legal proceedings. Our Joint Plan became effective August 4, 2000, at which time we emerged from bankruptcy with the authority to conduct our business operations without Bankruptcy Court approval.

8.	Investment in Holding LLC
      Our investment in Holding LLC is recorded as a preferred investment. The initial investment was recorded at historical carrying value of the net assets contributed with no gain or loss recognized on the transfer.
      The following is a summary income statement for Holding LLC for the years ended December 31, 2003, 2004 and 2005 (in thousands).

	2003	2004	2005

Total revenues	$78,491	$79,621	$88,426
Total cost and expenses	(47,651)	(48,207)	(66,023)

Operating income	30,840	31,414	22,403
Other income (expense)	30	(2,292)	(1,312)

Net income	$30,870	$29,122	$21,091

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Holding LLC was formed in August, 2000 pursuant to our plan of reorganization. In September, 2001 we contributed oil and natural gas properties in exchange for Holding LLC’s obligation to pay us the Guaranteed Payments and Priority Amount. We also received a 50% membership interest in Holding LLC. Gascon (currently NEG Oil & Gas) contributed oil and natural gas assets and cash in exchange for future payments and a 50% membership interest in Holding LLC. The Holding LLC Operating Agreement requires payment of the Guaranteed Payments and Priority Amount to us in order to pay interest on senior debt and the principal amount of the debt of $148.6 million in November 2006 (based on the terms of the Holding LLC Operating Agreement). After we receive the Guaranteed Payments and Priority Amount that total approximately $300 million (which includes the $148.6 million), the Holding LLC Operating Agreement requires the distribution of an equal amount to NEG Oil & Gas. Holding LLC is contractually obligated to make the Guaranteed Payments and Priority Amount distributions to us and NEG Oil & Gas before any distributions can be made to the membership interest.
      We originally recorded our investment in Holding LLC at the historical cost of the oil and natural gas properties contributed to Holding LLC. In evaluating the appropriate accounting to be applied to this investment, we anticipate that we will collect the Guaranteed Payments and Priority Amount. However, based on cash flow projections prepared by the management of Holding LLC and its reserve engineers, there is substantial uncertainty that there will be any residual value in Holding LLC subsequent to the payment of the amounts required to be paid to NEG Oil & Gas. Due to this uncertainty, we accrete our investment in Holding LLC at the implicit rate of interest up to the Guaranteed Payments and Priority Amount, recognizing the accretion income in earnings. Accretion income is periodically adjusted for changes in the timing of cash flows, if necessary due to unscheduled cash distributions. Receipt of Guaranteed Payments and the Priority Amount are recorded as reductions in the investment in Holding LLC. The investment in Holding LLC is evaluated quarterly for other than temporary impairment. Our rights upon liquidation of Holding LLC are identical to those described above, and we considered those rights in determining the appropriate presentation.
      There is substantial uncertainty that we will receive any distribution above the Priority Amount and Guaranteed Payment amounts from Holding LLC. Due to the uncertainty, we accrete our investment in Holding LLC at the implicit rate of interest up to the Guaranteed Payments and Priority Amount expected to be collected through November 2006 (based on the terms of the Holding LLC Operating Agreement) , recognizing the accretion income in earnings. Our investment in Holding LLC will be reduced to zero upon our collection of the Priority Amount. Due to the substantial uncertainty that we will receive any distribution in excess of the Priority Amount and Guaranteed Payment Amounts from Holding LLC, we do not record any income or recognize an asset related to our residual equity interest until such time that NEG Oil & Gas has received its contractually required distributions from Holding LLC. We account for our residual equity investment in Holding LLC in accordance with Accounting Principles Board Opinion No. 18 “the Equity Method of Accounting for Investments in Common Stock” (“APB 18”).
      The following is a rollforward of the Investment in Holding LLC as of December 31, 2004 and 2005 (in thousands):

	2004	2005

Investment in Holding LLC at beginning of year	$69,346	$87,800
Guaranteed Payment from Holding LLC	(15,978)	(15,978)
Accretion of investment in Holding LLC	34,432	44,306

Investment in Holding LLC at end of year	$87,800	$116,128

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The Holding LLC Operating Agreement requires that distributions shall be made to both our company and NEG Oil & Gas as follows:

1. Guaranteed Payments are to be paid to us, calculated on an annual interest rate of 10.75% on the outstanding Priority Amount. The Priority Amount includes all outstanding debt owed to NEG Oil & Gas including the amount of our 10.75% Senior Notes. As of December 31, 2005, the Priority Amount was $148.6 million. The Guaranteed Payments will be made on a semi-annual basis.

2. The Priority Amount is to be paid to us. Such payment is to occur by November 6, 2006.

3. An amount equal to the Priority Amount and all Guaranteed Payments paid to us, plus any additional capital contributions made by NEG Oil & Gas, less any distribution previously made by Holding LLC to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

4. An amount equal to the aggregate annual interest (calculated at prime plus 1/2% on the sum of the Guaranteed Payments), plus any unpaid interest for prior years (calculated at prime plus 1/2 % on the sum of the Guaranteed Payments), less any distributions previously made by Holding LLC to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

5. After the above distributions have been made, any additional distributions will be made in accordance with the ratio of NEG Oil & Gas and our respective capital accounts. (Capital accounts as defined in the Holding LLC Operating Agreement).

9.	Stockholders’ Equity

Common Stock
      Holders of common stock are entitled to one vote for each share held of record on all matters voted on by stockholders. The shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares of the common stock voting for the election of the directors can elect all of the directors to be elected by holders of the common stock, in which event the holders of the remaining shares of common stock will not be able to elect any director. Upon any liquidation, dissolution, or winding-up of our affairs, holders of the common stock would be entitled to receive, pro rata, all of our assets available for distribution to stockholders, after payment of any liquidation preference of any Preferred Stock that may be issued and outstanding at the time. Holders of the common stock have no subscription, redemption, sinking fund, or preemptive rights. We have never paid cash dividends on our common stock and we do not expect to declare cash dividends in the foreseeable future.
      Under terms of the Plan of Reorganization, each holder of common stock received one share of stock in the reorganized Company for every seven shares cancelled as a result of the reorganization. The new certificates were issued pursuant to a registration exemption under Section 1145 of the United States Bankruptcy Code and include a restrictive legend mandated by the Plan of Reorganization which prohibits transactions in our common stock by anyone who is or will become, as a result of any such transaction, a “5 percent shareholder” within the meaning of Section 382 of the Internal Revenue Code. All information relating to shares of common stock for periods prior to confirmation of the Plan of Reorganization have been restated to reflect the effects of this reverse stock split.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes
      The (provision) benefit for U.S. federal income taxes attributable to continuing operations is as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Current	$(652)	$—	$(151)
Deferred	427	(6,664)	(4,701)

	$(225)	$(6,664)	$(4,852)

      The reconciliation of income taxes computed at the U.S. federal statutory tax rates to the benefit for income taxes on income from continuing operations is as follows:

	Year Ended December 31,

	2003	2004	2005

Income tax expense at statutory rate	$(5,529)	$(7,332)	$(10,544)
Valuation allowance on deferred tax assets	5,313	1,286	5,709
Other	(9)	(618)	(17)

	$(225)	$(6,664)	$(4,852)

      The computation of the net deferred tax asset is as follows (in thousands):

	December 31,

	2004	2005

Deferred tax assets related to:
Investment in Holding LLC	$5,333	$—
Net operating loss carryforwards	26,580	29,375
AMT credit carryforwards	608	760
Other, net	1,308	594

	33,829	30,729
Less valuation allowance	(14,587)	(8,879)

	$19,242	$21,850

Deferred tax liabilities related to:
Investment in Holding LLC	—	(7,304)
Property, plant and equipment	—	(6)

Total deferred tax liabilities	—	(7,310)

Net deferred tax assets	$19,242	$14,540

      At December 31, 2005, we had net operating loss carryforwards available for federal income tax purposes of approximately $83.9 million which begin expiring in 2018. Prior to the formation of Holding LLC, the income tax benefit associated with the loss carryforwards had not been recognized since, in our opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of Holding LLC, we again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by Holding LLC, more likely than not we will realize a partial benefit from the loss carryforwards. Accordingly, we recorded a net deferred tax

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
asset of $25.9 million, $19.2 million and $14.5 million as of December 31, 2003, 2004, and 2005, respectively. We reduced the valuation allowance by $5.3 million in 2003, $1.3 million in 2004 and $5.7 million in 2005. Ultimate realization of the deferred tax asset is dependent upon, among other factors, our ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.

11.	Quarterly Financial Results (Unaudited)
      Our operating results for each quarter of 2004 and 2005 are summarized below (in thousands, except per share data).

	Three Months Ended

	March 31	June 30	September 30	December 31

Year ended December 31, 2004:
Total revenues	$10,528	$11,088	$11,588	$12,830

Total costs and expenses	$5,916	$6,235	$5,944	$6,990

Net income	$2,998	$3,155	$3,669	$4,463

Per common share:
Net income	$.27	$.28	$.33	$.40

Year ended December 31, 2005:
Total revenues	$13,178	$13,814	$15,248	$16,731

Total costs and expenses	$6,540	$6,391	$7,187	$8,727

Net income	$4,315	$4,825	$5,240	$10,894

Per common share:
Net income	$.39	$.43	$.47	$.97

NATIONAL ENERGY GROUP, INC.
BALANCE SHEETS

	December 31,	March 31,
	2005	2006

		(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$3,059	$1,749
Accounts receivable — affiliates	1,660	2,070
Other	340	368

Total current assets	5,059	4,187
Investment in Holding LLC	116,128	129,213
Deferred tax assets	14,540	11,361

Total assets	$135,727	$144,761

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$436	$80
Income tax payable	151	151
Accrued interest on senior notes — affiliates	2,663	6,658

Total current liabilities	3,250	6,889
Long term liabilities:
Senior notes — affiliates	148,637	148,637
Deferred gain on senior note redemption	1,699	1,189
Commitments and contingencies
Stockholders’ deficit:
Common stock, $.01 par value:
Authorized shares — 15,000,000 at December 31, 2005 and March 31, 2006; Issued and outstanding shares — 11,190,650 at December 31, 2005 and March 31, 2006	112	112
Additional paid-in capital	123,020	123,020
Accumulated deficit	(140,991)	(135,086)

Total stockholders’ deficit	(17,859)	(11,954)

Total liabilities and stockholders’ deficit	$135,727	$144,761

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands, except
	per share data)
Revenues:
Accretion of Investment in Holding LLC	$9,893	$13,085
Management fees from affiliates	3,275	5,597
Interest income and other, net	10	13

Total revenue	13,178	18,695
Cost and expenses:
Salaries and wages	2,070	4,063
Insurance	184	258
Rent and utilities	181	198
Other general and administrative expenses	620	1,607
Interest expense	3,485	3,485

Total costs and expenses	6,540	9,611

Income before income taxes	6,638	9,084
Income tax expense	(2,323)	(3,179)

Net income	$4,315	$5,905

Earnings per common share:
Net income per common share	$0.39	$0.53

Weighted average number of common shares outstanding	11,191	11,191

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2005	2006

	(Unaudited)
	(In thousands)
Operating Activities:
Net income	$4,315	$5,905
Adjustments to reconcile net income to net cash provided by (used-in) operating activities:
Accretion of Investment in Holding LLC	(9,893)	(13,085)
Deferred gain amortization — interest reduction	(510)	(510)
Deferred income tax expense	2,323	3,179
Changes in operating assets and liabilities:
Accounts receivable	784	(410)
Other current assets	27	(28)
Accounts payable and accrued liabilities	3,843	3,639

Net cash provided by (used in) operating activities	889	(1,310)

Increase (decrease) in cash and cash equivalents	889	(1,310)
Cash and cash equivalents at beginning of period	2,488	3,059

Cash and cash equivalents at end of period	$3,377	$1,749

Supplemental cash flow information
Interest paid in cash	$—	$—

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
STATEMENT OF STOCKHOLDERS’ DEFICIT
(2006 Amounts Unaudited)
(In thousands)

	Common Stock		Additional		Total
			Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance at December 31, 2005	11,191	$112	$123,020	$(140,991)	$(17,859)
Net income				5,905	5,905

Balance at March 31, 2006	11,191	$112	$123,020	$(135,086)	$(11,954)

The accompanying notes are an integral part of these financial statements.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
March 31, 2006

1.	Background
      We are a management company engaged in the business of managing the exploration, development, production and operations of oil and natural gas properties, primarily located in Texas, Oklahoma, Arkansas and Louisiana (both onshore and in the Gulf of Mexico). We manage oil and natural gas operations of NEG Operating LLC (“Operating LLC”), National Onshore LP (“National Onshore”) and National Offshore LP (“National Offshore”), all of which are affiliated entities.
      We were incorporated under the laws of the State of Delaware on November 20, 1990 and, prior to February, 1999, operated as an independent oil and natural gas company engaged in the exploration, development, exploitation and acquisition of oil and natural gas reserves in North America. In February 1999, we were placed under involuntary, court ordered bankruptcy protection. We jointly proposed, with the official committee of unsecured creditors a Plan of Reorganization (the “Plan of Reorganization”) which became effective on August 4, 2000. The final decree closing the case became effective December 13, 2001. Accordingly, we have effectively settled all matters relating to our bankruptcy proceeding.
      Our principal assets are our unconsolidated non-controlling 50% membership interest in NEG Holding LLC (“Holding LLC”) and the management agreements with Operating LLC, National Onshore and National Offshore.
      As mandated by the Plan of Reorganization and the bankruptcy court on September 12, 2001, but effective May 1, 2001, we contributed all of our operating assets and oil and natural gas properties excluding cash of $4.3 million to Holding LLC. In exchange we received a non-controlling 50% membership interest in Holding LLC. Gascon Partners, (“Gascon”), an entity owned or controlled by Carl C. Icahn, contributed certain assets to Holding LLC in exchange for the remaining 50% managing ownership interest. Holding LLC is controlled by the managing member (formerly Gascon). Effective May 1, 2001, Holding LLC contributed the majority of its assets and liabilities to Operating LLC, a 100% owned subsidiary of Holding LLC. Concurrently, we entered into a management and operating agreement to manage the operations of Operating LLC.
      On June 30, 2005, American Real Estate Partners, LLP (“AREP”) purchased Gascon’s managing membership interest in Holding LLC, including Holding LLC’s 100% ownership interest in Operating LLC, together with Gascon’s option to redeem our interest in Holding LLC, and concurrently contributed the interest and redemption option to NEG Oil & Gas LLC (“NEG Oil & Gas”).
      In August 2003 and November 2004, we entered into agreements to manage the operations of National Onshore and National Offshore, respectively. Both National Onshore and National Offshore are owned by NEG Oil & Gas.
      In exchange for our 50% membership interest in Holding LLC, we contributed to Holding LLC current assets of $11.5 million, net oil and natural gas assets of $85.0 million and other assets of $4.8 million. The liabilities assumed by Holding LLC were current liabilities of $4.2 million, an intercompany payable to Gascon of $4.8 million and long-term liabilities of $1.0 million. All amounts reflect book value at the date of contribution.
      Holding LLC is governed by an operating agreement effective as of May 12, 2001, which provides for management of Holding LLC by NEG Oil & Gas and distributions to us and NEG Oil & Gas based on a prescribed order of distributions (the “Holding LLC Operating Agreement”).
      The Holding LLC Operating Agreement contains a provision that allows NEG Oil & Gas, or its successor, at any time, in its sole discretion, to redeem our membership interest in Holding LLC at a price equal to the fair market value of such interest determined as if Holding LLC had sold all of its assets for fair

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
market value and liquidated. Since all of our operating assets and oil and natural gas properties have been contributed to Holding LLC, as noted above, following such a redemption, our principal assets would consist solely of our cash balances. In the event that such redemption right is exercised by NEG Oil & Gas, we may be obligated to use the proceeds that we would receive for our redeemed membership interest to pay outstanding indebtedness and operating expenses before the distribution of any portion of such proceeds to our shareholders. Following the payment of our indebtedness (currently held by NEG Oil & Gas) and our operating expenses, there is a substantial risk that there will be no proceeds remaining for distribution to our shareholders.
      As a result of the terms and conditions of the various agreements related to the repayment of our indebtedness and repayment of a like amount (plus accrued interest thereon) to NEG Oil & Gas, there is a substantial risk that there will be no amounts remaining for distribution to our stockholders.
      Due to the substantial uncertainty relating to distributions from Holding LLC, we account for our unconsolidated non-controlling 50% interest in Holding LLC as a preferred investment. We recognize income from the accretion of our investment in Holding LLC using the interest method. Our revenues are comprised solely of the accretion of our investment in Holding LLC and fees received for the management of Operating LLC, National Onshore and National Offshore.
      We remain highly leveraged after confirmation of the Plan of Reorganization.

2.	Basis of Presentation
      The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, and with the instructions to Form 10-Q and Article 10 of Regulation S-X and are fairly presented. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates. Our quarterly financial data should be read in conjunction with our financial statements for the year ended December 31, 2005 (including the notes thereto), set forth in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.
      The results of operations for the three month period ended March 31, 2006, are not necessarily indicative of the results expected for the full year. Certain prior year amounts have been reclassified to correspond with the current year presentation.
      In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires a company to consolidate a variable interest entity, as defined, when the company will absorb a majority of the variable interest entity’s expected losses, receive a majority of the variable interest entity’s expected residual returns, or both. FIN 46R also requires certain disclosures relating to consolidated variable interest entities and unconsolidated variable interest entities in which a company has a significant variable interest. The provisions of FIN 46R are required for companies that have interests in variable interest entities, or potential variable interest entities commonly referred to as special-purpose entities. Our interests in, and related management arrangements associated with Holding LLC constitute variable interests in a variable interest entity under FIN 46R; however, we are not the primary beneficiary of Holding LLC as defined by FIN 46R. Accordingly we do not consolidate Holding LLC.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Pending Merger and Extension of Due Date for Senior Notes
      On December 7, 2005, we, NEG Oil & Gas, NEG IPOCO, Inc. whose name was changed to NEG, Inc. effective January 30, 2006 (“NEG, Inc.”), and, for certain purposes, AREH entered into a merger agreement, pursuant to which the Company will be merged into NEG, Inc. NEG Oil & Gas, a wholly owned indirect subsidiary of NEG, Inc. is the owner of 50.01% of our common stock.
      Upon consummation of the merger, the current holders of our common stock, other than holders that are our subsidiaries, will receive shares of common stock of a new oil and natural gas company, NEG, Inc. The transaction, which is conditioned upon the consummation of an initial public offering of common stock by NEG, Inc., may be terminated if the merger has not closed by December 1, 2006.
      As a result of the merger with NEG Inc., but without taking into account the issuance of NEG, Inc. common stock in the initial public offering, the holders of our common stock, other than holders that are subsidiaries, will receive shares in NEG, Inc. representing, in the aggregate, a 7.990% economic interest in the entire equity of a combination or consolidation of entities that will include 100% of the equity interests in each of us, NEG Oil & Gas, Holding LLC, Operating LLC, National Onshore and National Offshore. Our minority stockholders will receive, in exchange for their common stock in us, NEG, Inc. common stock representing 3.994% of such economic interest and NEG Oil & Gas will receive, in exchange for its common stock in the Company, NEG, Inc. common stock representing the remaining 3.996% economic interest.
      The public offering of NEG, Inc. common stock will result in the proportionate reduction of the economic interests to be received by our stockholders as a result of the merger. The economic interests to be received by our stockholders as a result of the merger are based on the assumption that the combined or consolidated entities will have net indebtedness of approximately $500 million at the time of the merger and are subject to adjustment to the extent that the actual amount of net indebtedness at such time is less than or greater than $500 million.
      Following the merger, NEG, Inc. will be renamed National Energy Group, Inc. and will contribute our non-controlling 50% ownership interest in Holding LLC to NEG Oil & Gas.
      NEG, Inc. has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission to register its common stock in an initial public offering under the Securities Act of 1933. The number of shares to be offered and the price range of the offering have not been determined. The Registration Statement has not become effective and is subject to review and comment by the SEC. There can be no assurance that NEG, Inc. will complete an initial public offering or that the merger will be completed.
      On March 16, 2006, we entered into a supplemental indenture with NEG Oil & Gas, the holder of our Senior Notes (see note 8), to extend the due date of the Senior Notes to April 1, 2007.

4.	Management Agreements
      The management and operation of Operating LLC is being undertaken by us pursuant to a Management Agreement (the “Operating LLC Management Agreement”) which we entered into with Operating LLC. However, neither our officers nor directors control the strategic direction of Operating LLC’s oil and natural gas business including oil and natural gas drilling and capital investments, which are controlled by the managing member of Holding LLC (currently NEG Oil & Gas). The Operating LLC Management Agreement provides that we will manage Operating LLC’s oil and natural gas assets and business until the earlier of November 1, 2006, or such time as Operating LLC no longer owns any of the managed oil and natural gas properties. Our employees conduct the day-to-day operations of Operating LLC’s oil and natural gas properties, and all costs and expenses incurred in the operation of the oil and natural gas properties are borne by Operating LLC; although the Operating LLC Management Agreement provides that the salary of our Chief Executive Officer shall be 70% attributable to the managed oil and natural gas properties, and the

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
salaries of each of the General Counsel and Chief Financial Officer shall be 20% attributable to the managed oil and natural gas properties. In exchange for our management services, Operating LLC pays us a management fee equal to 115% of the actual direct and indirect administrative and reasonable overhead costs that we incur in operating the oil and natural gas properties. We or Operating LLC may seek to change the management fee to within the range of 110%-115% as such change is warranted. However, we both have agreed to consult with each other to ensure that such administrative and reasonable overhead costs attributable to the managed properties are properly reflected in the management fee that we are paid. In addition, Operating LLC has agreed to indemnify us to the extent we incur any liabilities in connection with our operation of the assets and properties of Operating LLC, except to the extent of our gross negligence or misconduct. We recorded $1.1 million and $2.5 million in management fee income for the three months ended March 31, 2005 and 2006, respectively, under this agreement.
      On August 28, 2003, we entered into an agreement (the “National Onshore Management Agreement”) to manage National Onshore. The National Onshore Management Agreement was entered into in connection with a plan of reorganization for National Onshore proposed by Thornwood Associates LP, an entity affiliated with Carl C. Icahn. The United States Bankruptcy Court, Southern District of Texas issued an order confirming the National Onshore Plan. NEG Oil & Gas owns all of National Onshore which is engaged in the exploration, production and transmission of oil and natural gas primarily in South Texas, including the Eagle Bay field in Galveston Bay, Texas and the Southwest Bonus field located in Wharton County, Texas. Bob G. Alexander and Philip D. Devlin, our President and CEO, and Vice President, Secretary and General Counsel, respectively, have been appointed to National Onshore Board of Directors and shall act as the two principal officers of National Onshore and its subsidiaries, Galveston Bay Pipeline Corporation and Galveston Bay Processing Corporation. Randall D. Cooley, our Vice President and CFO, has been appointed Treasurer of National Onshore and its subsidiaries.
      The National Onshore Management Agreement provides that we will be responsible for and have authority with respect to all of the day-to-day management of National Onshore’s business but we will not function as a Disbursing Agent as such term is defined in the National Onshore Plan. As consideration for our services in managing the National Onshore business, we receive a monthly fee of $312,500. The National Onshore Management Agreement is terminable (i) upon 30 days prior written notice by National Onshore, (ii) upon 90 days prior written notice by us, (iii) upon 30 days following any day where High River designees no longer constitute the National Onshore Board of Directors, unless otherwise waived by the newly-constituted Board of Directors of National Onshore, or (iv) as otherwise determined by the Bankruptcy Court. We recorded $1.2 million and $1.2 million in management fee income for the the three months ended March 31, 2005 and 2006, respectively, relating to the National Onshore Management Agreement.
      On November 3, 2004, the United States Bankruptcy Court for the Southern District of Texas issued an order effective November 16, 2004 confirming a plan of reorganization for National Offshore (“National Offshore Plan”). In connection with the National Offshore Plan, we entered into a Management Agreement with National Offshore (the “National Offshore Management Agreement”) pursuant to the Bankruptcy Court’s Order confirming the effective date of the National Offshore Plan. NEG Oil & Gas owns all of the outstanding stock of National Offshore. Mr. Bob G. Alexander, our President and CEO, has been appointed to National Offshore Board of Directors and shall act as National Offshore’s President. Mr. Philip D. Devlin, our Vice President, General Counsel and Secretary, has been appointed to serve in the same capacities for National Offshore. Randall D. Cooley, our Vice President and CFO, has been appointed as Treasurer of National Offshore. In exchange for our management services, we receive a monthly fee equal to 115% of the actual direct and indirect administrative overhead costs that we incur in operating and administrating the National Offshore properties. We recorded $1.0 million and $1.9 million in management fee income for the three months ended March 31, 2005 and 2006, respectively, under this agreement.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Related Party Transactions
      At March 31, 2006, NEG Oil & Gas (a) owns 50.1% of our outstanding common stock, (b) holds all of our Senior Notes, (c) controls Holding LLC through its 50% managing membership interest, and (d) owns an option to acquire our 50% interest in Holding LLC. In addition, NEG Oil & Gas owns 100% of the equity of National Onshore and National Offshore. NEG Oil & Gas is a wholly-owned subsidiary of AREP, which owns 99% of American Real Estate Holding L.P. (“AREH”). The general partner of AREH, American Property Investors, Inc. (“API”) is indirectly wholly owned by Carl C. Icahn. As such, we may be deemed to be controlled by an affiliate of Mr. Icahn and his affiliated entities. Certain members of our Board of Directors have affiliations with various affiliates of AREH, including Arnos Corp. (“Arnos”), High River, AREP, API, High Coast Limited partnership (“High Coast”), Cadus Pharmaceutical Corporation (“Cadus”) and Greenville Holding LLC (“Greenville”). Mr. Martin L. Hirsch is the Executive Vice President of AREH. Mr. Robert J. Mitchell, one of our directors, was an employee of affiliates of Arnos and High River, before he retired effective November 1, 2004. Mr. Jack G. Wasserman, also one of our directors, is an independent member of the board of directors for both API and Cadus and a member of the API audit committee. Mr. Icahn is the largest single shareholder of Cadus. Arnos, High Coast, High River, API, Greenville, AREP and AREH are entities affiliated with Mr. Icahn. Our policy is to engage in transactions with related parties on terms that in our opinion, are no less favorable to our company than could be obtained from unrelated parties.

6.	Investment in Holding LLC
      Our investment in Holding LLC is recorded as a preferred investment. The initial investment was recorded at historical carrying value of the net assets contributed with no gain or loss recognized on the transfer.
      Holding LLC was formed in August 2000, pursuant to our plan of reorganization. In September 2001, we contributed oil and natural gas properties in exchange for Holding LLC’s obligation to pay us the Guaranteed Payments and Priority Amount. We also received a non-controlling 50% membership interest in Holding LLC. Gascon (currently NEG Oil & Gas) contributed oil and natural gas assets and cash in exchange for future payments and a 50% managing membership interest in Holding LLC. The Holding LLC Operating Agreement requires payment of the Guaranteed Payments and Priority Amount to us in order to pay interest on senior debt and the principal amount of the debt of $148.6 million originally due in November 2006 (based on the terms of the Holding LLC Operating Agreement). After we receive the Guaranteed Payments and Priority Amount that total approximately $300 million (which includes the $148.6 million), the Holding LLC Operating Agreement requires the distribution of an equal amount to NEG Oil & Gas. Holding LLC is contractually obligated to make the Guaranteed Payments and Priority Amount distributions to us and NEG Oil & Gas before any distributions can be made to the membership interest.
      We originally recorded our investment in Holding LLC at the historical cost of the oil and natural gas properties contributed to Holding LLC. In evaluating the appropriate accounting to be applied to this investment, we anticipate that we will collect the Guaranteed Payments and Priority Amount. However, based on cash flow projections prepared by the management of Holding LLC and its reserve engineers, there is substantial uncertainty that there will be any residual value in Holding LLC subsequent to the payment of the amounts required to be paid to NEG Oil & Gas. Due to this uncertainty, we accrete our investment in Holding LLC at the implicit rate of interest up to the Guaranteed Payments and Priority Amount, recognizing the accretion income in earnings. Accretion income is periodically adjusted for changes in the timing of cash flows, if necessary due to unscheduled cash distributions. Receipt of Guaranteed Payments and the Priority Amount are recorded as reductions in the investment in Holding LLC. The investment in Holding LLC is evaluated quarterly for other than temporary impairment. Our rights upon liquidation of Holding LLC are identical to those described above, and we considered those rights in determining the appropriate presentation.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      There is substantial uncertainty that we will receive any distribution above the Priority Amount and Guaranteed Payment amounts from Holding LLC. Due to the uncertainty, we accrete our investment in Holding LLC at the implicit rate of interest up to the Guaranteed Payments and Priority Amount expected to be collected through November 2006 (based on the terms of the Holding LLC Operating Agreement), recognizing the accretion income in earnings. Our investment in Holding LLC will be reduced to zero upon our collection of the Priority Amount. Due to the substantial uncertainty that we will receive any distribution in excess of the Priority Amount and Guaranteed Payment Amounts from Holding LLC, we do not record any income or recognize an asset related to our residual equity interest until such time that NEG Oil & Gas has received its contractually required distributions from Holding LLC. We account for our residual equity investment in Holding LLC in accordance with Accounting Principles Board Opinion No. 18 “the Equity Method of Accounting for Investments in Common Stock” (“APB 18”).
      The following is a summary balance sheet of Holding LLC as of December 31, 2005 and March 31, 2006 (in thousands).

	December 31,	March 31,
	2005	2006

Current assets	$66,134	$54,387
Net oil and natural gas properties (full-cost method)	318,366	336,171
Net other property and equipment	1,080	1,096
Other long-term assets	13	13

Total assets	$385,593	$391,667

Current liabilities	$55,226	$34,356
Long-term liabilities	151,073	145,925
Members’ equity	179,294	211,386

Total liabilities and members’ equity	$385,593	$391,667

      The following is a summary income statement for Holding LLC for the three months ended March 31, 2005 and 2006 (in thousands).

	Three Months Ended
	March 31,

	2005	2006

Total revenues — gross	$25,490	$30,105
Unrealized derivative gain (loss)	(22,620)	22,587

Total revenues	2,870	52,692
Total cost and expenses	(13,137)	(18,450)

Operating income (loss)	(10,267)	34,242
Interest income and other	(916)	(2,150)

Net income (loss)	$(11,183)	$32,092

      For the three month period ended March 31, 2006, Holding LLC generated cash flows of $22.0 million from operating activities, and used $27.3 million in investing activities. Audited financial statements will be prepared and included in the Company’s Form 10-K for the year ended December 31, 2006.
      For the quarter ended March 31, 2006, Holding LLC recorded a $22.6 million increase in total revenues as a result of marking to market their oil and gas derivatives. This is a non-cash transaction.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following is a rollforward of our Investment in Holding LLC as of March 31, 2006:

Investment in Holding LLC at December 31, 2005	$116,128
Accretion of investment in Holding LLC	13,085

Investment in Holding LLC at March 31, 2006	$129,213

      The Holding LLC Operating Agreement requires that distributions shall be made to both us and NEG Oil & Gas as follows:

1. Guaranteed Payments are to be paid to us, calculated on an annual interest rate of 10.75% on the outstanding Priority Amount. The Priority Amount includes all outstanding debt owed to NEG Oil & Gas including the amount of our 10.75% Senior Notes. As of March 31, 2006, the Priority Amount was $148.6 million. The Guaranteed Payments will be made on a semi-annual basis.

2. The Priority Amount is to be paid to us. Such payment is scheduled to occur by November 6, 2006.

3. An amount equal to the Priority Amount and all Guaranteed Payments paid to us, plus any additional capital contributions made by NEG Oil & Gas, less any distribution previously made by Holding LLC to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

4. An amount equal to the aggregate annual interest (calculated at prime plus 1/2% on the sum of the Guaranteed Payments), plus any unpaid interest for prior years (calculated at prime plus 1/2 % on the sum of the Guaranteed Payments), less any distributions previously made by Holding LLC to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

5. After the above distributions have been made, any additional distributions will be made in accordance with the ratio of NEG Oil & Gas and our respective capital accounts. (Capital accounts as defined in the Holding LLC Operating Agreement).

7.	Credit Facility/ Pledge of Our Membership Interest in Holding, LLC
      On March 26, 2003, Holding LLC distributed to us a $10.9 million note outstanding under our revolving credit facility as a distribution of Priority Amount, thereby canceling our indebtedness under the revolving credit facility. Also, on March 26, 2003 we entered into an agreement with Arnos and Operating LLC to assign the credit facility to Operating LLC. Effective with this assignment, Arnos amended the credit facility to increase the revolving commitment to $150 million, increase the borrowing base to $75 million and extend the revolving due date until June 30, 2004. Concurrently, Arnos extended a $42.8 million loan to Operating LLC under the amended credit facility. Operating LLC then distributed $42.8 million to Holding LLC who, thereafter, made a $40.5 million distribution of Priority Amount and a $2.3 million Guaranteed Payment to us. We utilized these funds to pay the entire amount of the long-term interest payable on the Senior Notes, as provided in the Plan of Reorganization and interest accrued thereon outstanding on March 27, 2003. The Arnos facility was canceled on December 29, 2003 in conjunction with the Operating LLC credit facility described below.
      As a result of the distribution of the outstanding amounts under the credit facility and the assignment of the credit facility to Operating LLC, we no longer have a credit facility.

The Operating LLC Credit Facility
      On December 29, 2003, Operating LLC entered into a credit agreement with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents. The credit agreement provided for a loan commitment amount of

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
up to $145 million and a letter of credit commitment of up to $15 million, subject to a borrowing base. As a condition to the closing of the credit agreement, the lenders required that Operating LLC terminate its secured loan arrangement with Arnos. At the closing of the credit agreement, Operating LLC borrowed $43.8 million to repay $42.8 million owed by Operating LLC to Arnos under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing.
      As a condition to the Mizuho facility, we, Gascon (currently NEG Oil & Gas), Holding LLC and Operating LLC executed and delivered at the closing certain Pledge Agreements and Irrevocable Proxies in favor of Bank of Texas, N.A., its successors and assigns, the (“Pledge Agreement”). Pursuant to the terms of the Pledge Agreement, in order to secure the performance of the obligations of Operating LLC (i) we and NEG Oil & Gas have pledged our respective 50% membership interests in Holding LLC (such interests constituting 100% of the outstanding equity membership interest of Holding LLC); (ii) Holding LLC has pledged its 100% equity membership interest in Operating LLC; and (iii) Operating LLC has pledged its 100% equity membership interest in its subsidiary, Shana National LLC (the membership interests referred to in clauses (i), (ii) and (iii) above are collectively referred to as the “Collateral”). The Pledge Agreements also provide for a continuing security interest in the Collateral and that Bank of Texas, N.A. as the Collateral Agent is the duly appointed attorney-in-fact of Operating LLC. The Collateral Agent may take all action deemed reasonably necessary for the maintenance, preservation and protection of the Collateral and the security interest therein until such time that all of Operating LLC’s obligations under the NEG Oil & Gas Facility are fulfilled, terminated or otherwise expired. If under the NEG Oil & Gas Facility an event of default shall have occurred and is continuing, the Collateral Agent may enforce certain rights and remedies, including, but not limited to the sale of the Collateral, the transfer of all or part of the Collateral to the Collateral Agent or its nominee and/or the execution of all endorsements, assignments, stock powers and other instruments of conveyance or transfer with respect to all or part of the Collateral.
      On December 22, 2005, NEG Oil & Gas entered into a credit agreement dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto (the “NEG Oil & Gas Facility”). Under the NEG Oil & Gas Credit Facility, NEG Oil & Gas will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million. The NEG Oil & Gas Credit Facility is secured by substantially all the assets of NEG Oil & Gas and its subsidiaries, has a five-year term and permits payments and reborrowings, subject to a borrowing base calculation based on the proved oil and natural gas reserves of NEG Oil & Gas and its subsidiaries.
      NEG Oil & Gas used a portion of the initial $300 million funding under the NEG Oil & Gas Credit Facility to purchase the Mizuho indebtedness of Operating LLC of $130.9 million plus accrued interest of $1.5 million. We have previously pledged our interest in Holding LLC as collateral under the Mizuho facility. Similarly, Holding LLC had previously pledged as collateral under the Mizuho facility its 100% equity interest in Operating LLC. In addition, Operating LLC had previously pledged its oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business as collateral under the facility.
      As part of NEG Oil & Gas’ purchase of the Operating LLC credit facility, on December 22, 2005, Operating LLC entered into an Amended and Restated Credit Agreement, dated as of December 20, 2005, with NEG Oil & Gas as the successor to the lenders under the Mizuho facility and Citicorp USA, Inc. as collateral agent (the “Restated Credit Agreement”). By purchasing the Mizuho facility, NEG Oil & Gas is the successor in interest to pledge agreements and irrevocable proxies dated as of December 29, 2003 signed by each of Holding LLC, Operating LLC and us in favor of the lenders. Pursuant to the terms of the new Restated Credit Agreement, Operating LLC and Holding LLC executed and delivered to NEG Oil & Gas affirmations of their obligations under their pledge agreements. NEG Oil & Gas pledged all of its rights under the Operating LLC facility, including the collateral securing Operating LLC’s original obligation.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The Restated Credit Agreement provides for a loan commitment amount of up to $180 million, including a letter of credit commitment of up to $1 million, subject to certain borrowing base and other limitations. At March 31, 2006, Operating LLC owed approximately $132.4 million plus accrued interest of $0.1 million under the Restated Credit Agreement and had no outstanding letters of credit.
      The Operating LLC facility also requires, among other things, maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.
      Other than the pledge of our equity interest in Holding LLC described above, we are not a party to the Operating LLC facility and no longer have a credit facility.
      Draws made under the Operating LLC facility are normally made to fund working capital requirements, acquisitions and capital expenditures.
      Other than our encumbrance of our 50% membership interest in Holding LLC and our indemnification of the Collateral Agent as set forth in the Pledge Agreements, we have incurred no obligations under Operating LLC’s Restated Credit Agreement, nor do we act as guarantor of the obligations of Operating LLC or any other guarantor or other entity thereunder.

8.	Senior Notes Due 2007
      Upon confirmation of the Joint Plan, the Senior Notes were held in their entirety by Arnos and its affiliates. Effective June 30, 2005, the Senior Notes are held by NEG Oil & Gas. The Senior Notes bear interest at an annual rate of 10 3/4%, payable semiannually in arrears on May 1 and November 1 of each year and originally matured in November 2006. On March 16, 2006, we entered into a supplemental indenture with NEG Oil & Gas, as the holder of the Senior Notes, to extend the due date of the Senior Notes to April 1, 2007. The Senior Notes are senior, unsecured obligations that rank pari passu with all of our existing and future senior indebtedness, and senior in right of payment to all future subordinated indebtedness that we may incur. Subject to certain limitations set forth in the indenture covering the Senior Notes (the “Indenture”), we and our subsidiaries may incur additional senior indebtedness and other indebtedness.
      The Indenture contains certain covenants limiting us with respect to the following: (i) asset sales; (ii) restricted payments; (iii) the incurrence of additional indebtedness and the issuance of certain redeemable preferred stock; (iv) liens; (v) sale and leaseback transactions; (vi) lines of business; (vii) dividend and other payment restrictions affecting subsidiaries; (viii) mergers and consolidations; and (ix) transactions with affiliates.
      We are unable to reasonably determine the fair value of the Senior Notes at March 31, 2006, due to a lack of available market quotations, credit ratings and inability to determine an appropriate discount rate.
      In August 2001, we redeemed both $16.4 million of principal outstanding under the senior note obligations and $4.8 million of long-term interest payable on the Senior Notes for cash consideration of $10.5 million. We paid two Arnos affiliates approximately $0.4 million in current interest on the redeemed senior note obligations at the date of redemption related to interest owed from the last semi-annual interest payment date of May 1, 2001, to the date of redemption. As this was a partial redemption of the Senior Notes, it has been accounted for as a modification of terms that changes the amounts of future cash payments. Accordingly, the excess of redeemed principal and interest over the redemption payment of $10.5 million is amortized as a reduction to interest expense over the remaining life of the Senior Notes.
      If Holding LLC has insufficient resources to pay the Priority Amount or if NEG Oil & Gas instructs Holding LLC to withhold payment, we may be unable to pay the Senior Notes when they become due. We have no control over the outcome of any of the events.

NATIONAL ENERGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes
      At March 31, 2006, we had net operating loss carryforwards available for federal income tax purposes of approximately $98.4 million which begin expiring in 2018. Utilization of approximately $0.2 million of the net operating loss carryforwards is subject to various limitations because of previous changes in control of our ownership (as defined in the Internal Revenue Code) and the ownership of Alexander Energy. Additional net operating loss limitations may be imposed as a result of subsequent changes in our stock ownership. Prior to the formation of Holding LLC, the income tax benefit associated with the loss carryforwards had not been recognized since, in our opinion, there was not sufficient positive evidence of future taxable income to justify recognition of a benefit. Upon the formation of Holding LLC, we again evaluated all evidence, both positive and negative, in determining whether a valuation allowance to reduce the carrying value of deferred tax assets was still needed and concluded, based on the projected allocations of taxable income by Holding LLC, more likely than not we will realize a partial benefit from the loss carryforwards. Accordingly, we recorded a deferred tax asset of $14.5 million, and $11.4 million as of December 31, 2005 and March 31, 2006, respectively. Ultimate realization of the deferred tax asset is dependent upon, among other factors, our ability to generate sufficient taxable income within the carryforward periods and is subject to change depending on the tax laws in effect in the years in which the carryforwards are used.

10.	Contingencies
      We are not a party to any material pending legal proceedings. Our Joint Plan became effective August 4, 2000, at which time we emerged from bankruptcy with the authority to conduct our business operations without Bankruptcy Court approval.

Report of Independent Registered Public Accounting Firm
The Members
NEG Holding LLC:
      We have audited the accompanying consolidated balance sheets of NEG Holding LLC (“the Company”) and subsidiary as of December 31, 2004 and 2005, and the related consolidated statement of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEG Holding LLC and subsidiary as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP
Houston, Texas
March 10, 2006

NEG HOLDING LLC
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2005

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$883	$25,680
Accounts receivable — oil and natural gas sales	18,220	32,972
Accounts receivable — joint interest and other (net of allowance of $104,000 in 2004 and 2005)	495	934
Notes receivable — other (net of allowance of $790,000 in 2004 and $1,259,000 in 2005)	490	10
Drilling prepayments	858	2,411
Other	2,200	4,127

Total current assets	23,146	66,134
Oil and natural gas properties, at cost (full cost method):
Subject to ceiling limitation	573,069	693,827
Accumulated depreciation, depletion, and amortization	(343,485)	(375,461)

Net oil and natural gas properties	229,584	318,366
Other property and equipment	5,055	5,476
Accumulated depreciation	(4,063)	(4,396)

Net other property and equipment	992	1,080
Note receivable	3,090	—
Equity investment	2,379	—
Other long term assets	1,082	13

Total assets	$260,273	$385,593

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable — trade	$10,239	$7,003
Accounts payable — affiliate	1,595	723
Accounts payable — revenue	4,104	6,990
Advance payable — affiliate		1,500
Prepayments from partners	90	73
Other	78	266
Accrued interest — related party	—	266
Derivative financial instruments	6,350	38,404

Total current liabilities	22,456	55,225
Long term liabilities:
Note payable	83	—
Gas balancing	898	905
Credit facility	51,834	—
Credit facility — related party	—	132,358
Asset retirement obligation	3,055	3,729
Derivative financial instruments	7,766	14,082
Commitments and contingencies
Members’ equity	174,181	179,294

Total liabilities and members’ equity	$260,273	$385,593

The accompanying notes are an integral part of these financial statements.

NEG HOLDING LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2004	2005

	(In thousands)
Revenues:
Oil and natural gas sales — gross	$79,613	$85,092	$123,659
Unrealized derivative loss	(2,987)	(7,520)	(38,370)
Field operations	297	327	401
Plant operations	1,568	1,723	2,736

Total revenue	78,491	79,622	88,426
Costs and expenses:
Lease operating	12,386	14,400	18,503
Field operations	398	335	390
Plant operations	577	680	917
Oil and natural gas production taxes	5,771	5,732	8,483
Depreciation, depletion and amortization	23,443	21,386	32,377
Accretion of asset retirement obligation	243	261	265
Amortization of loan cost	—	494	1,148
General and administrative	4,833	4,920	3,940

Total costs and expenses	47,651	48,208	66,023

Operating income	30,840	31,414	22,403
Other income (expense):
Interest expense	(1,538)	(2,222)	(6,086)
Interest income and other, net	472	299	646
Interest expense — related party	—	—	(266)
Interest income from affiliate	115	150	—
Commitment fee income	125	—	—
Gain (loss) on equity method investment	(102)	(519)	4,394
Loss on sale of securities	(954)	—	—

Income before cumulative effect of change in accounting principle	28,958	29,122	21,091
Cumulative effect of change in accounting principle	1,912	—	—

Net income	$30,870	$29,122	$21,091

The accompanying notes are an integral part of these financial statements.

NEG HOLDING LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2004		2005

	(In thousands)
Operating Activities
Net income	$30,870		$29,122		$21,091
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	23,443		21,386		32,377
Unrealized derivative loss	2,987		7,520		38,370
Gain on sale of assets			(6)		(8)
Equity in (gain) loss on investment	102		519		(4,394)
Accretion of asset retirement obligation	243		261		265
Provision for doubtful account			790		469
Amortization of note costs			494		1,148
Cumulative effect of change in accounting principle	(1,912)
Changes in operating assets and liabilities:
Accounts receivable	(1,296)		(5,079)		(15,068)
Notes receivable	(1,832)		(1,258)		3,098
Drilling prepayments	(380)		249		(1,553)
Derivative broker deposit	100		1,700
Other current assets	(26)		(2,086)		(1,965)
Accounts payable and accrued liabilities	493		8,018		2,063

Net cash provided by operating activities	52,792		61,630		75,893

Investing Activities
Oil and natural gas exploration and development expenditures	(36,034)		(67,487)		(120,739)
Purchases of other property and equipment	(150)		(245)		(498)
Proceeds from sales of oil and natural gas properties	1,436		1,202		274
Proceeds from equity investment sale					7,227
Sale of other property and equipment					12
Equity investment	(1,800)		(1,200)		(454)

Net cash used in investing activities	(36,548)		(67,730)		(114,178)
Financing Activities
Proceeds from Arnos credit facility	46,756
Repayment of Arnos credit facility	(46,756)
Proceeds from Mizuho credit facility	43,834		8,000		79,100
Loan issuance costs	(952)		(440)		(40)
Guaranteed Payment to member	(18,229)		(15,978)		(15,978)
Priority Amount distribution to member	(40,506)

Net cash provided by (used in) financing activities	(15,853)		(8,418)		63,082

Increase (decrease) in cash and cash equivalents	391		(14,518)		24,797
Cash and cash equivalents at beginning of period	15,010		15,401		883

Cash and cash equivalents at end of period	$15,401		$883		$25,680

Supplemental Cash Flow Information
Interest paid in cash	$1,537		$1,713		$4,715

Distribution of member note payable	$10,940	$		$

The accompanying notes are an integral part of these financial statements.

NEG HOLDING LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
(In thousands)

Members’
Equity

Balance at December 31, 2002	$199,842
Guaranteed Payment to member	(18,229)
Priority Amount distribution to member	(51,446)
Net income	30,870

Balance at December 31, 2003	$161,037
Guaranteed Payment to member	(15,978)
Net income	29,122

Balance at December 31, 2004	$174,181
Guaranteed Payment to member	(15,978)
Net income	21,091

Balance at December 31, 2005	$179,294

The accompanying notes are an integral part of these financial statements.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

1.	Background
      NEG Holding LLC (the “Company”), a Delaware limited liability company, was formed in August 2000. Start up costs of the Company were incurred by Gascon Partners (“Gascon”) and were not significant. No other activity occurred from August 2000 until the Members’ contributions in September 2001. In exchange for an initial 50% membership interest in the Company, on September 12, 2001, but effective as of May 1, 2001, National Energy Group, Inc. (“NEG”) contributed to the Company all of its operating assets and oil and natural gas properties. In exchange for its initial 50% managing membership interest in the Company, Gascon contributed its sole membership interest in Shana National LLC, an oil and natural gas producing company, and cash, including a $10.9 million Revolving Note issued to Arnos Corp. (“Arnos”), evidencing the borrowings under the NEG revolving credit facility. In connection with the foregoing, the Company initially owns 100% of the membership interest in NEG Operating LLC (“Operating LLC”), a Delaware limited liability company. NEG Oil & Gas is currently the managing member of the Company. All of the oil and natural gas assets contributed by NEG and all of the oil and natural gas assets associated with Gascon’s contribution to the Company were transferred from the Company to Operating LLC on September 12, 2001, but effective as of May 1, 2001. Allocation of membership interest in the Company was based principally on the estimated fair value of the assets contributed as of May 1, 2001, with each member contributing assets of equal fair value. The following summarizes the historical book carrying value of the net assets contributed as of September 1, 2001 (in thousands).

	National Energy
	Group, Inc.	Gascon	Total

Current assets	$11,536	$97,183	$108,719
Net oil and natural gas properties	84,983	30,574	115,557
Hedge assets	4,808	—	4,808
Intercompany receivable	—	4,784	4,784

Total assets	$101,327	$132,541	$233,868

Current liabilities	$4,158	$2,657	$6,815
Long-term liabilities	940	1,378	2,318
Intercompany payable	4,784	—	4,784
Members’ equity	91,445	128,506	219,951

Total liabilities and members’ equity	$101,327	$132,541	$233,868

      The Holding LLC Operating Agreement entered into on September 12, 2001, contains a provision that allows Gascon at any time, in its sole discretion, to redeem NEG’s membership interest in the Company at a price equal to the fair market value of such interest determined as if the Company had sold all of its assets for fair market value and liquidated.
      On June 30, 2005, American Real Estate Partners, LLP (“AREP”) purchased Gascon’s managing membership interest in the Company, including the Company’s 100% ownership interest in Operating LLC, together with Gascon’s option to redeem NEG’s interest in Holding LLC, and concurrently contributed the interest and redemption option to NEG Oil & Gas LLC (“NEG Oil & Gas”).
      The Company shall be dissolved and its affairs wound up in accordance with the Delaware Limited Liability Company Act and the Holding LLC Operating Agreement on December 31, 2024, unless the Company shall be dissolved sooner and its affairs wound up in accordance with the Delaware Limited Liability Company Act or the Holding LLC Operating Agreement.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Significant Accounting Policies

Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Operating LLC, in which control can be exercised. The Company is considered to have control if it has a direct or indirect ability to make decisions about an entity’s activities through voting or similar rights. All material intercompany transactions have been eliminated in consolidation. Investments in which the Company has significant influence, but not control, are reported using the equity method.

Accounting Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
      Cash and cash equivalents may include demand deposits, short-term commercial paper, and/or money-market investments with maturities of three months or less when purchased. Cash in bank deposit accounts are generally maintained at high credit quality financial institutions and may exceed federally insured limits. The company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk of loss.

Oil and Natural Gas Properties
      The Company utilizes the full cost method of accounting for its crude oil and natural gas properties. Under the full cost method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of crude oil and natural gas reserves are capitalized and amortized on the units-of-production method based upon total proved reserves. The costs of unproven properties are excluded from the amortization calculation until the individual properties are evaluated and a determination is made as to whether reserves exist. Conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of crude oil and natural gas properties, with no gain or loss recognized.
      Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year (the ceiling limitation). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, abandonment costs, and certain production related and ad-valorem taxes are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling limitation on a quarterly basis. The excess, if any, of the net book value above the ceiling limitation is required to be written off as a non-cash expense. The Company did not incur a ceiling writedown in 2003, 2004 and 2005. There can be no assurance that there will not be writedowns in future periods under the full cost method of accounting as a result of sustained decreases in oil and natural gas prices or other factors.
      The Company has capitalized internal costs of $0.6 million, $1.0 million and $1.1 million for the years ended December 31, 2003, 2004 and 2005, respectively, as costs of oil and natural gas properties. Such capitalized costs include a percentage of salaries and related benefits of individuals directly involved in the Company’s acquisition, exploration, and development activities.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company is subject to extensive federal, state, and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.
      The Company’s operations are subject to all of the risks inherent in oil and natural gas exploration, drilling and production. These hazards can result in substantial losses to the Company due to personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, or suspension of operations. The Company maintains insurance of various types customary in the industry to cover its operations and believes it is insured prudently against certain of these risks. In addition, the Company maintains operator’s extra expense coverage that provides coverage for the care, custody and control of wells drilled by the Company. The Company’s insurance does not cover every potential risk associated with the drilling and production of oil and natural gas. As a prudent operator, the Company does maintain levels of insurance customary in the industry to limit its financial exposure in the event of a substantial environmental claim resulting from sudden and accidental discharges. However, 100% coverage is not maintained. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company’s financial condition and results of operations. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. The Company believes that it operates in compliance with government regulations and in accordance with safety standards which meet or exceed industry standards.

Other Property and Equipment
      Other property and equipment includes furniture, fixtures, and other equipment. Such assets are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.
      The Company’s investment in Longfellow Ranch Field includes a minority interest in a gas separation facility. This investment is included in the oil and natural gas properties and depleted over the life of the reserves.
      Maintenance and repairs are charged against income when incurred; renewals and betterments, which extend the useful lives of property and equipment, are capitalized.

Income Taxes
      The Company is taxed as a partnership under federal and applicable state laws; therefore, the Company has not provided for federal or state income taxes since these taxes are the responsibility of the Members.

Financial Instruments
      The Company sells crude oil and natural gas to various customers. In addition, the Company participates with other parties in the operation of crude oil and natural gas wells. Substantially all of the Company’s accounts receivable are due from either purchasers of crude oil and natural gas or participants in crude oil and natural gas wells for which the Company serves as the operator. Generally, operators of crude oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Crude oil and natural gas sales are generally unsecured.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004 and 2005, the carrying value of the Company’s accounts receivable and payables approximates fair value due to the short term nature of these financial instruments.

Accounts Receivable
      The allowance for doubtful accounts is maintained at an adequate level to absorb expected losses in the Company’s accounts receivable. Our management continually monitors the accounts receivable from customers for any collectability issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance.
      Allowances for bad debt totaled approximately $0.1 million at December 31, 2004 and 2005. At December 31, 2005, the carrying value of the Company’s accounts receivable approximates fair value.

Revenue Recognition
      Revenues from the sale of oil and natural gas produced are recognized upon the passage of title, net of royalties.

Natural Gas Production Imbalances
      The Company accounts for natural gas production imbalances using the sales method, whereby the Company recognizes revenue on all natural gas sold to its customers notwithstanding the fact that its ownership may be less than 100% of the natural gas sold. Liabilities are recorded by the Company for imbalances greater than the Company’s proportionate share of remaining estimated natural gas reserves.

Comprehensive Income
      Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net earnings and total comprehensive income in 2003, 2004 and 2005.

Derivatives
      The Company follows SFAS No. 133, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133” that requires that all derivative instruments be recorded on the balance sheet at their respective fair value.
      Prior to contributing all oil and natural gas assets to the Company, NEG periodically managed its exposure to fluctuations in oil and natural gas prices by entering into various derivative instruments consisting principally of collar options and swaps. NEG elected not to designate these instruments as hedges for accounting purposes, accordingly the change in unrealized gains and losses is included in oil and natural gas sales. Cash settlements and valuation losses are included in oil and natural gas sales. The Company has accounted for these instruments in the same manner. The following summarizes the cash settlements and unrealized gains and losses for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	2003	2004	2005

Gross cash receipts	$15	$1,327	$—
Gross cash payments	$8,681	$13,694	$31,895
Unrealized derivative loss	$2,987	$7,520	$38,370

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      While the use of derivative contracts can limit the downside risk of adverse price movements, it may also limit future gains from favorable movements. The Company addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying commodity. Credit risk related to derivative activities is managed by requiring minimum credit standards for counterparties, periodic settlements, and mark to market valuations.
      The Company received various commodity swap agreements (“contracts”) from Gascon and NEG as part of their initial contribution of assets and liabilities in September 2001. The counterparty to these instruments was through Enron North America Corp. As of December 2001, Enron Corp. and Enron North America Corp. et al (“Enron”) filed for protection under Chapter 11, Title 18 of the United States Code. Enron ceased making payments under the various contracts in November 2001, prior to the bankruptcy filings. Accordingly, each of the contracts shall be administered as a claim filed by the Company in the Enron bankruptcy proceedings. The Company estimates its claim against Enron related to these contracts is approximately $7.25 million. The $7.25 million claim represented a hedge against future oil and natural gas prices and did not reflect a cash gain or loss on the contracts. For this reason, no asset or liability was recorded at December 31, 2001 and the Company recorded a net non cash valuation loss of $4.6 million through December 31, 2001 in connection with these contracts. The Company cannot predict what amount, if any that may be ultimately received in the Enron bankruptcy proceeding.
      The following is a summary of the oil and natural gas no-cost commodity price collars as of December 31, 2005:

Type Contract	Production Year	Volume per Month	Floor	Ceiling

No Cost Collars	2006	500,000 MMBTU	$4.50	$5.00
No Cost Collars	2006	120,000 MMBTU	$6.00	$7.28
No Cost Collars	2007	730,000 MMBTU	$8.00	$10.23
No Cost Collars	2008	610,000 MMBTU	$7.00	$10.35
No Cost Collars	2006	16,000 Bbls	$41.75	$45.40
No Cost Collars(1)	2006	16,000 Bbls	$60.00	$68.50
No Cost Collars	2007	12,000 Bbls	$57.00	$70.50
No Cost Collars	2007	12,000 Bbls	$57.50	$72.00
No Cost Collars	2008	21,000 Bbls	$55.00	$69.00

(1)	This contract has a second ceiling at $84.50.
     A liability of $14.1 million and $52.5 million ($38.4 million as current, $14.1 million as long-term) was recorded by the Company as of December 31, 2004 and 2005 respectively, in connection with these contracts. As of December 31, 2005, all derivative contracts were secured by the NEG credit facility and all derivative contracts previously entered into with Shell Trading US have been novated to Citibank. No gain or loss was recorded as a result of this transaction.

Recent Accounting Pronouncements
      On May 30, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle, including voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. In accordance with the new standard, changes in accounting standards are retrospectively applied. Under retrospective application, the new accounting principle is applied as of the beginning of the first period presented as if the principle had always been applied. The

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
cumulative effect of the change is reflected in opening retained earnings. The adoption of SFAS 154 did not have a material effect on our financial position or results of operations.
      On December 16, 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment”, which will require compensation costs related to share-based payment transactions (e.g., issuance of stock options and restricted stock) to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) revises SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” For us, SFAS 123(R), as amended by SEC Release 34-51558, is effective for our first fiscal year beginning after June 15, 2005 (January 1, 2006). Entities that use the fair-value-based method for either recognition or disclosure under SFAS 123 are required to apply SFAS 123(R) using a modified version of prospective application. Under this method, an entity records compensation expense for all awards it grants after the date of adoption. In addition, the entity is required to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, entities may elect to adopt SFAS 123(R) using a modified retrospective method where by previously issued financial statements are restated based on the expense previously calculated and reported in their pro forma footnote disclosures. We have no share based payments subject to this standard.
      In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, to clarify the accounting for nonmonetary exchanges of similar productive assets. SFAS 153 provides a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not have any nonmonetary transactions for any period presented that this Statement would apply.
      On February 16, 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140.” The statement amends Statement 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of Statement 133 and 140 to certain financial instruments and subordinated concentrations of credit risk. The new standard is effective for the first fiscal year that begins after September 15, 2006 (January 1, 2007 for us). We have no hybrid instruments subject to this standard.

Reclassifications
      Certain reclassifications have been made to prior periods’ financial statements to conform to the current presentation.

3.	Management Agreement
      The management and operation of Operating LLC is being undertaken by NEG pursuant to the Management Agreement which NEG has entered into with Operating LLC. The strategic direction of Operating LLC’s oil and natural gas business, including oil and natural gas drilling and capital investments, is controlled by the managing member of the Company (currently NEG Oil & Gas). The Management Agreement provides that NEG will manage Operating LLC’s oil and natural gas assets and business until the earlier of November 1, 2006, or such time as Operating LLC no longer owns any of the managed oil and natural gas properties. NEG’s employees will conduct the day-to-day operations of Operating LLC’s oil and natural gas properties, and all costs and expenses incurred in the operation of the oil and natural gas

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
properties shall be borne by Operating LLC, although the Management Agreement provides that the salary of NEG’s Chief Executive Officer shall be 70% attributable to the managed oil and natural gas properties, and the salaries of each of the General Counsel and Chief Financial Officer shall be 20% attributable to the managed oil and natural gas properties.
      In exchange for NEG’s management services, Operating LLC shall pay NEG a management fee of 115% of the actual direct and indirect administrative and reasonable overhead costs incurred by NEG in operating the oil and natural gas properties which either NEG, or Operating LLC may seek to change within the range of 110%-115% as such change is warranted; however, the parties have agreed to consult with each other to ensure that such administrative and reasonable overhead costs attributable to the managed properties are properly reflected in the management fee paid to NEG. In addition, Operating LLC has agreed to indemnify NEG to the extent it incurs any liabilities in connection with its operation of the assets and properties of Operating LLC, except to the extent of its gross negligence, or misconduct. The Company recorded $6.6 million, $6.2 million and $5.6 million as a management fee to NEG for the years ended December 31, 2003, 2004 and 2005. These amounts are included in general and administrative and lease operating expenses.

4.	Acquisitions
      In November 2002, the Company completed the acquisition of producing oil and natural gas properties in Pecos County, Texas known as Longfellow Ranch Field. The consideration for this acquisition consisted of $45.4 million in cash, which was funded from available cash.
      In December 2002, the Company completed the acquisition of additional interest in Longfellow Ranch Field in Pecos County, Texas. The consideration for this acquisition consisted of $2.9 million in cash, which was funded from available cash.
      In March 2005, the Company purchased an additional interest in the Longfellow Ranch Field for $31.9 million in cash which was funded from the Credit Agreement (see note 6).

5.	Investments/ Note Receivable
      In January 2002, the Company acquired stock valued at $49.95 million, which was sold at a gain of $8.7 million in February 2002. In an unrelated transaction, the Company completed a short sale of stock in November 2002 for $10.4 million. At December 31, 2002, this short sale position remained open and the mark-to-market value of such stock resulted in an unrealized loss of $0.3 million. In January 2003, the Company settled this position and recorded a loss of $1.0 million on the transaction.
      In October 2003, the Company committed to an investment of $6.0 million in Petrosource Energy Company, LLC (“Petrosource”). The Company’s commitment was to acquire 24.8% of the outstanding stock for a price of $3.0 million and to advance $3.0 million as a subordinated loan bearing 6% interest due in six years. The Company initially purchased $1.8 million in stock and funded $1.8 million of the loan in October 2003. In February 2004, the Company purchased an additional $1.2 million of stock and funded the remaining $1.2 million loan commitment. Petrosource is in the business of selling CO(2) and also owns pipelines and compressor stations for delivery purposes. During 2004, Petrosource sold additional equity shares which reduced the Company’s ownership to 20.63%. The Company recorded losses of $0.1 million, $0.5 million, and $1.1 million in 2003, 2004 and 2005, respectively, as a result of accounting for the Petrosource investment under the equity method. During 2005, the Company invested an additional $0.5 million in Petrosource stock. In December 2005, the Company sold its entire investment in Petrosource, including the subordinate loan, for total proceeds of $10.5 million and recorded a gain of $5.5 million.
      In December 2005, the Company received $10.5 million from Petrosource as repayment of the subordinated loan plus accrued interest and to repurchase all our outstanding stock in Petrosource. The Company recorded a gain of $5.5 million on the repurchase of the stock.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In April 2002, the Company entered into a revolving credit commitment to extend advances to an unrelated third party. Under the terms of the revolving credit arrangement, the Company agreed to make advances from time to time, as requested by the unrelated third party and subject to certain limitations, an amount up to $5.0 million. Advances made under the revolving credit commitment bear interest at prime rate plus 2% and are collateralized by inventory and receivables. As of December 31, 2005, the Company determined that the majority of the total outstanding advances of $1.27 million had been impaired and recorded an additional loss of $0.5 million bringing the total allowance to $1.26 million.

6.	Credit Facilities
      On March 26, 2003, the Company distributed the $10.9 million note outstanding under the existing credit facility to NEG as a distribution of Priority Amount. Also, on March 26, 2003, NEG, Arnos and Operating LLC entered into an agreement to assign the existing credit facility to Operating LLC. Effective with this assignment, Arnos amended the credit facility to increase the revolving commitment to $150 million, increase the borrowing base to $75 million and extend the revolving due date until June 30, 2004. Concurrently, Arnos extended a $42.8 million loan to Operating LLC under the amended credit facility; Operating LLC then distributed $42.8 million to the Company who, thereafter, made a $40.5 million distribution of Priority Amount and a $2.3 million Guaranteed Payment to NEG. NEG utilized these funds to pay the entire amount of the long-term interest payable on the Senior Notes as provided in the Plan of Reorganization and interest accrued thereon outstanding on March 27, 2003. The Arnos facility was canceled on December 29, 2003 in conjunction with the Mizuho Corporate Bank, Ltd. financing.
      On December 29, 2003, Operating LLC entered into a credit agreement with certain commercial lending institutions, including Mizuho Corporate Bank, Ltd. as the Administrative Agent and the Bank of Texas, N.A. and the Bank of Nova Scotia as Co-Agents (the “Credit Agreement”). The Credit Agreement provided for a loan commitment amount of up to $145 million and a letter of credit commitment of up to $15 million, subject to a borrowing base. As a condition to the closing of the Credit Agreement, the lenders required that Operating LLC terminate its secured loan arrangement with Arnos. At the closing of the Credit Agreement, Operating LLC borrowed $43.8 million to repay $42.8 million owed by Operating LLC to Arnos under the secured loan arrangement which was then terminated and to pay administrative fees in connection with this borrowing.
      On December 22, 2005, NEG Oil & Gas entered into a credit agreement (the “NEG Oil & Gas Credit Facility”), dated as of December 20, 2005, with Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent, and other lender parties thereto. The NEG Oil & Gas Credit Facility is secured by substantially all the assets of NEG Oil & Gas and its subsidiaries, has a five-year term and permits payments and reborrowings, subject to a borrowing base calculation based on the proved oil and natural gas reserves of NEG Oil & Gas and its subsidiaries. Under the NEG Oil & Gas Credit Facility, NEG Oil & Gas will be permitted to borrow up to $500 million, and the initial borrowing base is set at $335 million.
      NEG Oil & Gas used a portion of the initial $300 million funding under the NEG Oil & Gas Credit Facility to purchase the Mizuho indebtedness of Operating LLC of $130.9 million plus accrued interest of $1.5 million. NEG had previously pledged its interest in Holding LLC as collateral under the Mizuho facility. Similarly, Holding LLC had previously pledged as collateral under the Mizuho facility its 100% equity interest in Operating LLC. In addition, Operating LLC had previously pledged its oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business as collateral under the facility.
      Also, on December 22, 2005, part of NEG Oil & Gas’ purchase of the Credit Agreement, Operating LLC entered into an Amended and Restated Credit Agreement, dated as of December 20, 2005, with NEG Oil & Gas as the successor to the lenders under the Mizuho facility and Citicorp USA, Inc. as collateral

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agent (the “Restated Credit Agreement”). By purchasing the Credit Agreement, NEG Oil  & Gas is the successor in interest to pledge agreements and irrevocable proxies dated as of December 29, 2003 signed by each of Holding LLC, Operating LLC and NEG in favor of the lenders under the Credit Agreement, providing for their respective pledges of the equity interest in Holding LLC (in the case of NEG), the equity interest in Operating LLC (in the case of Holding LLC), and the aforementioned oil and natural gas properties, equipment, inventory, contracts, fixtures and proceeds related to its oil and natural gas business (in the case of Operating LLC). Pursuant to the terms of the new Restated Credit Agreement, Operating LLC and Holding LLC executed and delivered to NEG Oil & Gas affirmations of their obligations under their pledge agreements. NEG Oil & Gas pledged all of its rights under the Credit Agreement, including the collateral securing Operating LLC’s obligations under that facility, to the lenders under the NEG Oil & Gas Credit Facility.
      The Restated Credit Agreement facility provides for a loan commitment amount of up to $180 million, including a letter of credit commitment of up to $1 million, subject to certain borrowing base and other limitation. At December 22, 2005, Operating LLC owed approximately $132.4 million under the Restated Credit Agreement facility and had no outstanding letters of credit. The due date is 2010 and the interest rate is 6.44%.
      The Restated Credit Agreement also requires, among other things, maintenance of certain financial ratios, including the maintenance of a minimum interest coverage, a current ratio, and a minimum tangible net worth.
      Draws made under the Credit Agreement and Restated Credit Agreement are normally made to fund working capital requirements, acquisitions and capital expenditures. During the year ended December 31, 2005, Operating LLC’s outstanding balances have ranged from a low of $51.8 million to a high of $132.4 million. As of December 31, 2005 the outstanding balance under the credit facility was $132.4 million and $47.6 million was available under the Restated Credit Facility Agreement.

7.	Commitments and Contingencies
      The Company has entered into a management agreement with NEG to manage Operating LLC’s oil and natural gas assets until the earlier of November 1, 2006, or such time as Operating LLC no longer owns any oil and natural gas assets.
      The Company is obligated to make semi-annual payments to NEG, Guaranteed Payments as defined in the Holding LLC Operating Agreement referred herein. Three payments totaling $18.2 million were made in 2003 and two payments totaling $16.0 million were made in each of 2004 and 2005 under this obligation. In March 2003, the company made a Priority Amount distribution of $51.4 million to NEG.
      On July 7, 2003, NEG filed a request with the American Arbitration Association for dispute resolution of a claim in the amount of $0.02 million against Osprey Petroleum Company, Inc. (“Osprey”) arising out of Osprey’s failure to post bond for certain plugging and abandonment liabilities associated with oil and natural gas properties sold by the Company to Osprey in September 2000. Osprey has counterclaimed against the NEG and its affiliates (Holding LLC and Operating LLC) in an amount up to $15 million, alleging fraud and breach of contract related to the sale of such oil and natural gas properties. The Purchase and Sale Agreement transferring the properties from the Company to Osprey provides for dispute resolution through binding arbitration utilizing arbitrator(s) experienced in oil and natural gas transactions. The exclusive venue for any such arbitration is in Dallas, Texas, and the binding, nonappealable judgment by the arbitrator(s) may be entered in any court having competent jurisdiction.
      On February 24, 2005, the American Arbitration Association issued a ruling in favor of NEG on all issues. The Company was awarded $0.1 million.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      With respect to certain claims of the Company against Enron North America Corp. relating to the oil and natural gas properties contributed to Holding LLC, a representative of the Company has been appointed to the official committee of unsecured creditors in the Enron bankruptcy proceeding, and the Company has filed a claim for damages in that bankruptcy proceeding. The Company estimates its claim against Enron related to these contracts is approximately $7.25 million. The $7.25 million claim represents a hedge against future oil and natural gas prices and does not reflect a cash gain or loss. Any recoveries from Enron North America Corp. will become the property of Operating LLC as a result of the contribution to Holding LLC. No receivable has been recorded as a result of this claim.
      Other than routine litigation incidental to its business operations which are not deemed by the Company to be material, there are no additional legal proceedings in which the Company nor Operating LLC, is a defendant.

8.	Asset Retirement Obligation
      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). The Company adopted SFAS 143 on January 1, 2003 and recorded an abandonment obligation of $3.0 million. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation or ARO, as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. It also requires the Company to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The ARO assets are recorded on the balance sheet as part of the Company’s full cost pool and are included in the amortization base for the purposes of calculating depreciation, depletion and amortization expense. For the purpose of calculating the ceiling test, the future cash outflows associated with settling the ARO liability are excluded from the computation of the discounted present value of estimated future net revenues.
      The following is a rollforward of the abandonment obligation as of December 31, 2004 and 2005 (in thousands).

Balance as of January 1, 2004	$3,268
Add: Accretion	261
Additions	94
Less: Revisions	(251)
Settlements	(24)
Dispositions	(293)

Balance as of December 31, 2004	$3,055
Add: Accretion	265
Additions	691
Less: Revisions	(261)
Settlements	(18)
Dispositions	(3)

Balance as of December 31, 2005	$3,729

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Distributions under the Holding LLC Operating Agreement
      Under the Holding LLC Operating Agreement, NEG is to receive both Guaranteed Payments and the Priority Amount of $148.6 million before NEG Oil & Gas receives any monies. The distribution of Priority Amount is expected to be made on or before November 6, 2006, based on the terms of the Holding LLC Operating Agreement. Guaranteed Payments are to be paid, on a semi annual basis, based on an annual interest rate of 10.75% of the outstanding Priority Amount. After the payments to NEG, NEG Oil & Gas is to receive distributions equivalent to the Priority Amount and Guaranteed Payments plus other amounts as defined. Following the above distributions to NEG and NEG Oil & Gas, additional distributions, if any, are to be made in accordance with their respective capital accounts. The order of distributions is listed below.
      The Holding LLC Operating Agreement requires that distributions shall be made to both NEG and NEG Oil & Gas as follows:

1. Guaranteed Payments are to be paid to NEG, calculated on an annual interest rate of 10.75% on the outstanding Priority Amount. The Priority Amount includes all outstanding debt owed to NEG Oil & Gas, including the amount of NEG’s 10.75% Senior Notes. As of December 31, 2005, the Priority Amount was $148.6 million. The Guaranteed Payments will be made on a semi-annual basis.

2. The Priority Amount is to be paid to NEG. Such payment is to occur by November 6, 2006.

3. An amount equal to the Priority Amount and all Guaranteed Payments paid to NEG, plus any additional capital contributions made by NEG Oil & Gas, less any distribution previously made by the Company to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

4. An amount equal to the aggregate annual interest (calculated at prime plus 1/2% on the sum of the Guaranteed Payments), plus any unpaid interest for prior years (calculated at prime plus 1/2% on the sum of the Guaranteed Payments), less any distributions previously made by the Company to NEG Oil & Gas, is to be paid to NEG Oil & Gas.

5. After the above distributions have been made, any additional distributions will be made in accordance with the ratio of the NEG’s and NEG Oil & Gas respective capital accounts. (Capital accounts as defined in the Holding LLC Operating Agreement).
      As of December 31, 2005, the Company had $25.7 million in cash and $47.6 million available under our Credit Facility. The Company is currently evaluating its options with respect to payment of the Priority Amount.

10.	Crude Oil and Natural Gas Producing Activities
      Costs incurred in connection with the exploration acquisition, development, and exploitation of the Company’s crude oil and natural gas properties for the years ended December 31, 2003, 2004 and 2005, (all of which occurred after the contribution of assets by NEG and Gascon) are as follows (in thousands except per Mcfe data):

	Year Ended December 31,

	2003	2004	2005

Acquisition of properties	$—	$—	$31,913
Exploration costs	6,951	29,007	41,797
Development costs	29,084	38,481	47,028
Depletion rate per Mcfe	$1.25	$1.28	$1.65

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues from individual purchasers that exceed 10% of total crude oil and natural gas sales are as follows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Plains Marketing and Transportation	$15,667	$19,787	$25,591
Crosstex Energy Services, Inc.	9,225	5,081	10,159
Riata Energy, Inc.	30,421	29,885	46,126
Seminole Energy Services	7,216	19,572	27,315

11.	Supplementary Crude Oil and Natural Gas Reserve Information (Unaudited)
      The revenues generated by the Company’s operations are highly dependent upon the prices of, and demand for, oil and natural gas. The price received by the Company for its oil and natural gas production depends on numerous factors beyond the Company’s control, including seasonality, the condition of the U.S. economy, foreign imports, political conditions in other oil and natural gas producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic governmental regulations, legislation and policies.
      The Company has made ordinary course capital expenditures for the development and exploitation of oil and natural gas reserves, subject to economic conditions. The Company has interests in crude oil and natural gas properties that are principally located onshore in Texas, Louisiana, Oklahoma, and Arkansas. The Company does not own or lease any crude oil and natural gas properties outside the United States.
      In 2005, estimates of the Company’s net recoverable crude oil, natural gas, and natural gas liquid reserves and future net revenues were prepared by Netherland, Sewell & Associates and DeGolyer and MacNaughton. In 2004, estimates of the Company’s net recoverable crude oil, natural gas, and natural gas liquid reserves and future net revenues were prepared by Netherland, Sewell & Associates, Prator Bett, LLC and DeGolyer and MacNaughton. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.
      Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Net quantities of proved developed and undeveloped reserves of natural gas and crude oil, including condensate and natural gas liquids, are summarized as follows:

	Crude Oil	Natural Gas

	(MBbl)	(MMcf)
December 31, 2002	5,209	122,567
Sales of reserves in place	(26)	(744)
Extensions and discoveries	494	61,638
Revisions of previous estimates	(7)	(2,420)
Production	(629)	(13,437)

December 31, 2003	5,041	167,604
Sales of reserves in place	(16)	(344)
Extensions and discoveries	446	33,351
Revisions of previous estimates	(30)	15,441
Production	(565)	(13,106)

December 31, 2004	4,876	202,946
Purchase of reserves in place	278	28,463
Sales of reserves in place		(75)
Extensions and discoveries	736	64,001
Revisions of previous estimates	(199)	13,459
Production	(527)	(16,250)

December 31, 2005	5,164	292,544

Proved developed reserves:
December 31, 2003	4,097	104,208
December 31, 2004	3,798	111,127
December 31, 2005	3,609	141,263
      Reservoir engineering is a subjective process of estimating the volumes of underground accumulations of oil and natural gas which cannot be measured precisely. The accuracy of any reserve estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve estimates prepared by other engineers might differ from the estimates contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.
      The following is a summary of a standardized measure of discounted net cash flows related to the Company’s proved crude oil and natural gas reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using crude oil and natural gas prices as of the end of each period presented. Future development, production and net asset retirement obligations attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future.
      The Company cautions against using the following data to determine the fair value of its crude oil and natural gas properties. To obtain the best estimate of fair value of the crude oil and natural gas properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved

NEG HOLDING LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.
      The standardized measure of discounted future net cash flows relating to proved crude oil and natural gas reserves are summarized as follows (in thousands):

	December 31,

	2004	2005

Future cash inflows	$1,466,369	$3,179,810
Future production and development costs	(489,332)	(1,000,499)

Future net cash flows	977,037	2,179,311
10% annual discount for estimated timing of cash flows	(442,213)	(1,103,430)

Standardized measure of discounted future net cash flows	$534,824	$1,075,881

      The following are the principal sources of change in the standardized measure of discounted future net cash flows (in thousands):

	Year Ended December 31,

	2003	2004	2005

Purchases of reserves	$—	$—	$110,453
Sales of reserves in place	(2,476)	(1,375)	(220)
Sales and transfers of crude oil and natural gas produced, net of production costs	(57,425)	(83,004)	(96,674)
Net changes in prices and production costs	44,712	31,040	240,977
Development costs incurred during the period and changes in estimated future development costs	(75,286)	(81,371)	(127,488)
Extensions and discoveries, less related costs	211,325	118,571	322,711
Revisions of previous quantity estimates	(6,789)	49,194	35,281
Accretion of discount	31,063	45,606	53,482
Changes in production rates (timing) and other	304	103	2,536

Net change	$145,428	$78,764	$541,058

      During recent years, there have been significant fluctuations in the prices paid for crude oil in the world markets. This situation has had a destabilizing effect on crude oil posted prices in the United States, including the posted prices paid by purchasers of the Company’s crude oil. The net weighted average prices of crude oil and natural gas at December 31, 2003, 2004 and 2005, used in the above table were $31.14, $42.10 and $59.00 per barrel of crude oil, respectively, and $5.87, $5.92 and $9.51 per thousand cubic feet of natural gas, respectively.

Annex A
GLOSSARY OF OIL AND NATURAL GAS TERMS
      The following is a description of the meanings of some of the oil and natural gas industry terms used in this joint information statement/ prospectus.
      3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.
      Basin. Geographic area where sediments have been deposited.
      Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this joint information statement/ prospectus in reference to crude oil or other liquid hydrocarbons.
      Bbl/d. Barrel per day.
      Bcf. Billion cubic feet of natural gas.
      Bcfe. Billion cubic feet equivalent, determined using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil or other liquid hydrocarbons.
      Boe. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil or other liquid hydrocarbons.
      Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
      Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or crude oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
      Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.
      Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.
      Development well. A well drilled into a proved natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.
      Drilling success rate. The percentage of wells drilled which have been completed or will be completed in the future.
      Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
      Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.
      Feet of pay. The vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.
      Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.
      Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.
      Identified drilling locations. Total gross locations specifically identified and scheduled by management as an estimation of multi-year drilling activities on existing acreage. Actual drilling activities may change

A-A-1

depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.
      Infill drilling. The drilling of wells between established producing wells on a lease to increase reserves or productive capacity from the reservoir.
      MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.
      Mcf. Thousand cubic feet of natural gas.
      Mcf/d. Thousand cubic feet per day.
      Mcfe. Thousand cubic feet equivalent, determined using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil or other liquid hydrocarbons.
      MMBbls. Million barrels of crude oil or other liquid hydrocarbons.
      MMboe. Million barrels of oil equivalent, determined using the ratio of one barrel of crude oil or other liquid hydrocarbons to six thousand cubic feet of natural gas.
      MMBtu. Million British thermal units.
      MMcf. Million cubic feet of natural gas.
      MMcf/d. Million cubic feet per day.
      MMcfe. Million cubic feet equivalent, determined using the ratio of six thousand cubic feet of natural gas to one barrel of crude oil, or other liquid hydrocarbons.
      MMcfe/d. Million cubic feet equivalent per day.
      Multi pay. Describes areas where multiple oil or gas reservoirs can be developed with a single well.
      Net acres or net wells. The sum of the fractional working interest owned in gross acres or gross wells, as the case may be.
      NYMEX. New York Mercantile Exchange.
      PDNP. See Proved developed nonproducing.
      PDP. See Proved developed producing.
      Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.
      Pre-tax PV-10. The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.
      Producing horizon. Geologic strata capable of production.
      Productive well. A productive well is a well that is completed or capable of production.
      Properties. All natural gas and oil wells, production and related equipment and facilities and all natural gas, oil or other mineral fee, leasehold and related interests owned or controlled, either directly or indirectly, by NEG or National Energy Group.
      Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is considered to have potential for the discovery of commercial hydrocarbons.

A-A-2

      Proved developed non-producing (PDNP). Proved developed reserves in a potentially producing horizon penetrated by a wellbore, the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the wellbore. Producing these hydrocarbons usually requires relatively minor or no additional expenditure. Also called “behind-pipe.”
      Proved developed producing (PDP). Proved developed reserves that are currently capable of producing in commercial quantities.
      Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.
      Proved undeveloped drilling locations. Identified drilling locations that are associated with proved undeveloped reserves.
      Proved undeveloped reserves (PUD). Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
      PUD. See Proved undeveloped reserves.
      Recompletion. The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.
      Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.
      Standardized Measure. The present value of estimated future cash inflows from proved natural gas and oil reserves, less future development and production costs and future income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate pre-tax PV-10. Standardized Measure differs from pre-tax PV-10 because Standardized Measure includes the effect of future income taxes.
      Trend. A region of oil and/or natural gas production, the geographic limits of which have not been fully defined, containing geological characteristics that have been ascertained through supporting geological, geophysical or other data to contain the potential for oil and/or natural gas reserves in a particular formation or series of formations.
      Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.
      Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

A-A-3

ANNEX B
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
NATIONAL ENERGY GROUP, INC.,
A DELAWARE CORPORATION,
AREP OIL & GAS LLC,
A DELAWARE LIMITED LIABILITY COMPANY
AND
NEG IPOCO, INC.
A DELAWARE CORPORATION
DATED: DECEMBER 7, 2005

A-B-1

Page

ARTICLE 1.	THE MERGER	A-B-5
Section 1.1.	The Merger	A-B-5
Section 1.2.	Effective Time	A-B-5
Section 1.3.	Closing of the Merger	A-B-6
Section 1.4.	Effects of the Merger	A-B-6
Section 1.5.	Organizational Documents	A-B-6
Section 1.6.	Directors, Officers, Managers, etc.	A-B-6
Section 1.7.	Conversion of Shares.	A-B-6
Section 1.8.	Dissenters’ Rights	A-B-7
Section 1.9.	Exchange of Certificates	A-B-8

ARTICLE 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-B-10
Section 2.1.	Organization.	A-B-10
Section 2.2.	Capitalization.	A-B-10
Section 2.3.	Authority.	A-B-11
Section 2.4.	SEC Reports; Financial Statements.	A-B-12
Section 2.5.	Information Supplied	A-B-12
Section 2.6.	Consents and Approvals; No Violations	A-B-12
Section 2.7.	No Default	A-B-13
Section 2.8.	No Undisclosed Liabilities; Absence of Changes	A-B-13
Section 2.9.	Litigation	A-B-13
Section 2.10.	Compliance with Applicable Law	A-B-13
Section 2.11.	Vote Required; Record Date	A-B-14
Section 2.12.	Tax Treatment	A-B-14
Section 2.13.	Opinion of Financial Adviser	A-B-14
Section 2.14.	Brokers	A-B-14

ARTICLE 3.	REPRESENTATIONS AND WARRANTIES OF AREP OIL & GAS	A-B-14
Section 3.1.	Organization	A-B-14
Section 3.2.	Ownership	A-B-15
Section 3.3.	Authority	A-B-15
Section 3.4.	Financial Statements	A-B-16
Section 3.5.	Information Supplied	A-B-16
Section 3.6.	Consents and Approvals; No Violations	A-B-16
Section 3.7.	Litigation	A-B-17
Section 3.8.	Tax Treatment	A-B-17
Section 3.9.	Brokers	A-B-17
Section 3.10.	No Prior Activities	A-B-17
Section 3.11.	No Undisclosed Liabilities; Absence of Changes	A-B-17
Section 3.12.	Compliance with Applicable Law	A-B-17
Section 3.13.	Capitalization	A-B-18

A-B-2

Page

ARTICLE 4.	COVENANTS	A-B-18
Section 4.1.	Conduct of Business of the Company	A-B-18
Section 4.2.	Conduct of Business of AREP Oil & Gas	A-B-20
Section 4.3.	Preparation of S-4, the Information Statement and the S-1	A-B-21
Section 4.4.	No Solicitation or Negotiation	A-B-21
Section 4.5.	Comfort Letters.	A-B-22
Section 4.6.	Written Consent	A-B-22
Section 4.7.	Stock Exchange Listing	A-B-22
Section 4.8.	Access to Information.	A-B-23
Section 4.9.	Public Announcements	A-B-23
Section 4.10.	Notification of Certain Matters	A-B-23
Section 4.11.	Affiliates	A-B-24
Section 4.12.	Additions to and Modification of Disclosure Schedules	A-B-24
Section 4.13.	Access to Company Employees	A-B-24
Section 4.14.	Company Compensation and Benefit Plans	A-B-24
Section 4.15.	Certain Financing and Other Transactions	A-B-24
Section 4.16.	Directors’ and Officers’ Indemnification and Insurance	A-B-25

ARTICLE 5.	CONDITIONS TO CONSUMMATION OF THE MERGER	A-B-25
Section 5.1.	Conditions to Each Party’s Obligations to Effect the Merger	A-B-25
Section 5.2.	Conditions to the Obligations of the Company	A-B-26
Section 5.3.	Conditions to the Obligations of AREP Oil & Gas	A-B-26

ARTICLE 6.	TERMINATION; AMENDMENT; WAIVER	A-B-27
Section 6.1.	Termination	A-B-27
Section 6.2.	Effect of Termination	A-B-27
Section 6.3.	Fees and Expenses	A-B-27
Section 6.4.	Amendment	A-B-27
Section 6.5.	Extension; Waiver	A-B-27

ARTICLE 7.	MISCELLANEOUS	A-B-28
Section 7.1.	Nonsurvival of Representations, Warranties and Agreements	A-B-28
Section 7.2.	Entire Agreement; Assignment	A-B-28
Section 7.3.	Validity	A-B-28
Section 7.4.	Notices	A-B-28
Section 7.5.	Governing Law and Venue; Waiver of Jury Trial.	A-B-29
Section 7.6.	Descriptive Headings	A-B-30
Section 7.7.	Parties in Interest	A-B-30
Section 7.8.	Certain Definitions	A-B-30
Section 7.9.	Personal Liability	A-B-31
Section 7.10.	Counterparts	A-B-31

A-B-3

Company Disclosure Schedule
AREP Oil & Gas Disclosure Schedule
Exhibit A — Affiliate Letter
Exhibit B — Certain Financing and Other Transactions
Exhibit C — Form of Certificate of Incorporation of IPO Co.
Schedule 1.7 — Calculation of Percentage
Schedule 4.11 — Affiliates

A-B-4

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of December 7, 2005, is by and among NATIONAL ENERGY GROUP, INC., a Delaware corporation (the “Company”), AREP OIL & GAS LLC, a Delaware limited liability company (“AREP Oil & Gas”), NEG IPOCO, INC., a Delaware corporation (“IPO Co.”) wholly owned by AREH (as hereafter defined), and, solely for purposes of Sections 3.2, 3.3 and 4.16 of this Agreement, AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership (“AREH”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 7.8 of this Agreement.
      WHEREAS, AREP Oil & Gas owns an aggregate of 5,597,824 shares of common stock, par value $.01 share, of the Company (the “Company Common Stock”), constituting approximately 50.1% of the total outstanding capital stock of the Company, and wishes to include the Company in a series of transactions, including a business combination and concurrent initial public offering, all as contemplated herein.
      WHEREAS, the Board of Directors of the Company (the “Company Board”), based on the recommendation of a special committee thereof consisting solely of Robert H. Kite (the “Special Committee”), has (a) determined that the merger of the Company with and into IPO Co. (the “Merger”), with IPO Co. continuing as the surviving corporation, whereby each Share (as defined below) will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive a number of fully paid and nonassessable shares of IPO Co. Common Stock (as defined below) equal to the Exchange Ratio (as defined below), is fair to, and in the best interests of, holders of such Shares (other than AREP Oil & Gas and its affiliates), and (b) approved and adopted this Agreement and the transactions contemplated hereby and declared their advisability.
      WHEREAS, AREP Oil & Gas has advised the Company that (i) it is a buyer, and not a seller, as regards its interest in the Company and its affiliates and (ii) it is willing to support the Merger and has no interest in supporting, as a stockholder of the Company, a transaction for the sale of its stock, or any merger or other disposition of the Company or its assets, to a third party.
      WHEREAS, the Board of Directors of AREP Oil & Gas and the Board of Directors of IPO Co. have approved this Agreement and have determined that the Agreement and the Merger are advisable and in the best interests of their respective members and stockholders, as the case may be, and AREH, as the sole stockholder of IPO Co., will, immediately following the execution hereof by the parties hereto, approve and adopt this Agreement.
      WHEREAS, for Federal income tax purposes it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
      NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, AREP Oil & Gas and IPO Co. hereby agree as follows:
ARTICLE I
The Merger
      Section 1.1     The Merger. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Company shall be merged with and into IPO Co. (the “Merger”). Following the Merger, IPO Co. shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of the Company shall cease. The Merger is intended to qualify as a tax free reorganization under Section 368(a) of the Code.
      Section 1.2     Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.3), the parties hereto shall (a) cause the Merger to be consummated by filing a duly executed and acknowledged Certificate of Merger (the “Certificate of Merger”) with the

A-B-5

Secretary of State of the State of Delaware pursuant to Section 251 of the DGCL and (b) make such other filings with the Secretary of State of the State of Delaware as shall be necessary to effect the Merger. The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL, or such later time as AREP Oil & Gas and the Company may agree upon and as may be set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
      Section 1.3     Closing of the Merger. The closing of the Merger (the “Closing”) will take place substantially contemporaneously with the consummation of the IPO Transaction (the “Closing Date”), at the offices of AREP Oil & Gas, located at 100 South Bedford Road, Mt. Kisco, NY, unless another time, date or place is agreed to in writing by the parties hereto.
      Section 1.4     Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and IPO Co. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and IPO Co. shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.
      Section 1.5     Organizational Documents. The certificate of incorporation and bylaws of IPO Co. in effect at the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until amended in accordance with Applicable Law; provided, however, that at the Effective Time, the certificate of incorporation of IPO Co. will be amended to change the name of IPO Co. to a name specified by AREP Oil & Gas. The certificate of incorporation of IPO Co. in effect at the Effective Time shall be substantially in the form attached hereto as Exhibit C.
      Section 1.6     Directors, Officers, Managers, etc. The directors, officers and/or managers of IPO Co. at the Effective Time shall be the initial directors, officers and/or managers of the Surviving Corporation, each to hold office in accordance with the organizational documents of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.
      Section 1.7     Conversion of Shares.
      (a) At the Effective Time, each share of Company Common Stock (individually a “Share” and collectively the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares held in the Company’s treasury or by any of the Company’s subsidiaries) shall, by virtue of the Merger and without any action on the part of AREP Oil & Gas, IPO Co., the Company or the holder thereof, be converted into the right to receive that fraction of a fully-paid and non-assessable share of common stock, par value $.01 per share, of IPO Co. (“IPO Co. Common Stock”) equal to the Exchange Ratio (as defined below) (the “Merger Consideration”).
      (b) The “Exchange Ratio” shall be determined by multiplying 0.00000008936 [i.e., 1/ 11,190,650 (the number of outstanding Shares)] by the Share Amount (as hereafter defined). The “Share Amount” shall mean that number of shares of IPO Co. Common Stock which results in the holders of the Shares receiving, in the aggregate, a 7.990% (the “Percentage”) economic interest in the entire equity of the Enterprise (as hereafter defined) immediately prior to consummation of the IPO Transaction; provided, however, that the parties acknowledge and agree that: (i) the Percentage is based upon the assumption that the Enterprise will be subject to $500 million of net indebtedness (i.e., total indebtedness minus cash) immediately prior to or simultaneously with consummation of the IPO Transaction (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries); (ii) to the extent that the Enterprise is subject to less than $500 million of net indebtedness at such time (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries), the Percentage will be reduced by subtracting the Adjustment Amount (as hereafter defined) from the Percentage; and (iii) to the extent that the Enterprise is subject to in excess of $500 million of net indebtedness at such time (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members

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of the Enterprise and their subsidiaries), the Percentage will be increased by adding the Adjustment Amount to the Percentage. The “Adjustment Amount” shall mean the product of (x) 0.6322% and (y) that fraction obtained by dividing the positive difference between $500 million and the actual net indebtedness of the Enterprise immediately prior to or simultaneously with consummation of the IPO Transaction (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries) by $100 million. Set forth on Schedule 1.7 hereto is an example of how the Percentage shall be calculated. At Closing, the remaining economic interest in the Enterprise will be held, directly or indirectly, by AREH. The term “Enterprise” shall mean a combination or consolidation of entities which includes 100% of the equity interests in each of AREP Oil & Gas, National Onshore, National Offshore and the Company.
      (c) Each of the parties acknowledge and agree that the structure of the IPO Transaction and the transactions described in Exhibit B have not been determined as of the date of this Agreement but the parties will work together in good faith to ensure that, regardless of the structure of such transactions, the holders of the Shares will receive in the Merger, in the aggregate, the Percentage, it being understood that the percentage interests of such holders in the Enterprise shall be reduced as a result of the issuance of shares of IPO Co. Common Stock pursuant to the IPO Transaction. The dilution resulting from the issuance of shares of IPO Co. Common Stock pursuant to the IPO Transaction will be borne equally by all holders of the IPO Co. Common Stock prior to the IPO Transaction (based upon the number of shares held). Attached as Schedule 1.7 is an example of the proportionate economic interests based on the assumptions set forth therein.
      (d) The parties acknowledge and agree that, following consummation of the IPO Transaction, there will be no restrictions or limitations, other than as imposed by applicable law, on any transactions by IPO Co., including, without limitation, any issuances of securities by IPO Co. (whether involving the issuance of shares of IPO Co. Common Stock pursuant to any employee or executive option plan or other equity incentive plan adopted by IPO Co., the issuance of shares of IPO Co. Common Stock in connection with any secondary equity offering, the issuance of shares of IPO Co. Common Stock upon conversion of any convertible equity or debt securities that IPO Co. may issue in the future, or otherwise), or any adjustment, antidilution protection or preemptive right in respect thereof. The receipt of the Percentage is only for purposes of determining the Merger Consideration and is not an ongoing obligation, and neither IPO Co. nor any other person shall have any duty to cause the Percentage to be maintained following the Merger.
      (e) The parties further acknowledge and agree that: (i) the structure of the IPO Transaction may involve IPO Co. owning an equity interest in AREP Oil & Gas, with the remaining interest (the “Interest”) as of the Closing owned by AREH or affiliates of AREH which would be convertible into shares of IPO Co. Common Stock based upon AREH’s pro rata ownership in the Enterprise (subject to typical anti-dilution protections) (the “Convertible Option”) as a result of the Interest; (ii) initial capital accounts in AREP Oil & Gas will be set at fair market value; and (iii) at the formation of IPO Co., AREH will be issued a share or shares of non-redeemable Class B Common Stock of IPO Co. which will provide AREH with that percentage of the outstanding voting power of IPO Co. Common Stock equivalent to the number of shares of IPO Co. Common Stock it would obtain upon exercise of the Convertible Option; provided, however, that such Class B Common Stock shall not be entitled to any dividends or liquidation preference (other than a nominal preference not to exceed $1,000 in the aggregate) over the shares of IPO Co. Common Stock. Attached as Schedule 1.7 is an example of AREH’s conversion and voting rights.
      (f) At the Effective Time, each Share held in the treasury of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any party, be canceled, retired and cease to exist, and no shares of IPO Co. Common Stock shall be delivered with respect thereto.
      (g) At the Effective Time, each share of common stock and Class B Common Stock of IPO Co. issued and outstanding immediately prior to the Effective Time shall remain outstanding.
      Section 1.8     Dissenters’ Rights. In accordance with Section 262 of the DGCL, the holders of the Shares shall not be entitled to dissenters’ or appraisal rights.

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      Section 1.9     Exchange of Certificates.
      (a) From time to time following the Effective Time, as required by subsections (b) and (c) below, the Surviving Corporation shall deliver to a depository or trust institution of recognized standing selected by AREP Oil & Gas and reasonably acceptable to the Company (the “Exchange Agent”) for the benefit of the holders of Shares for exchange in accordance with this Article I: (i) certificates representing the appropriate number of shares of IPO Co. Common Stock issuable pursuant to Section 1.7 as of the Effective Time; and (ii) cash to be paid in lieu of fractional shares of IPO Co. Common Stock (such shares of IPO Co. Common Stock and such cash, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”) pursuant to Section 1.9(f) below, in exchange for outstanding Shares.
      (b) Not later than two (2) Business Days after the Effective Time, AREP Oil & Gas shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) and whose shares were converted into the right to receive shares of IPO Co. Common Stock pursuant to Section 1.7: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as AREP Oil & Gas and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of IPO Co. Common Stock, together with any dividends or distributions with respect thereto, and, if applicable, cash to be paid for fractional shares of IPO Co. Common Stock. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be issued a certificate representing that number of whole shares of IPO Co. Common Stock and, if applicable, a check representing the cash consideration to which such holder is entitled on account of a fractional share of IPO Co. Common Stock that such holder has the right to receive pursuant to the provisions of this Article I and any dividends or other distributions to which such holder is entitled pursuant to Section 1.9(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of IPO Co. Common Stock and a check representing the amount of consideration payable in lieu of fractional shares and any dividends or other distributions to which such holder is entitled pursuant to Section 1.9(c), shall be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of IPO Co. Common Stock and cash in lieu of any fractional shares of IPO Co. Common Stock as contemplated by this Section 1.9 and any other distributions to which such holder is entitled pursuant to Section 1.9(c).
      (c) No dividends or other distributions declared or made after the Effective Time with respect to IPO Co. Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of IPO Co. Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.9(f), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Law, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of IPO Co. Common Stock issued in exchange therefor without interest (i) promptly, the amount of any cash payable in lieu of a fractional share of IPO Co. Common Stock to which such holder is entitled pursuant to Section 1.9(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of IPO Co. Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of IPO Co. Common Stock.
      (d) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder of such

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shares of IPO Co. Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that AREP Oil & Gas or the Exchange Agent may, in its discretion, require the delivery of a suitable bond or indemnity.
      (e) All shares of IPO Co. Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.9(c) or 1.9(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares; subject, however, to IPO Co.’s obligation to pay any dividends or make any other distributions with a record date prior to the date of this Agreement that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of IPO Co. of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to IPO Co. for any reason, they shall be canceled and exchanged as provided in this Article I.
      (f) No fractions of a share of IPO Co. Common Stock shall be issued in the Merger but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of IPO Co. Common Stock (based upon the aggregate number of shares of IPO Co. Common Stock that would have been issued to such holder absent this provision) shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying the closing price for IPO Co. Common Stock, as reported by the securities exchange or quotation service on which shares of IPO Co. Common Stock are traded or quoted, on the first Business Day immediately following the Effective Time that such a quote is available, by the fractional share interest to which such holder would otherwise be entitled. For example, if a holder would receive, in the aggregate 100.25 shares of IPO Co. Common Stock in exchange for his aggregate holdings of Company Common Stock, then he would be entitled to receive cash in respect of 0.25 shares of IPO Co. Common Stock. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares. From time to time after the Effective Time, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests who have surrendered their Certificates to the Exchange Agent, the Exchange Agent shall so notify IPO Co., and IPO Co. shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 1.9(b) and (c).
      (g) Any portion of the Exchange Fund that remains undistributed to the holders of Shares upon the expiration of one (1) year after the Effective Time shall be delivered to IPO Co. upon demand and any holders of Shares who have not theretofore complied with this Article 1 shall thereafter look only to IPO Co. as general creditors for payment of their claim for IPO Co. Common Stock and cash in lieu of fractional shares, as the case may be, and any applicable dividends or distributions with respect to IPO Co. Common Stock.
      (h) Neither the Surviving Corporation nor IPO Co. shall be liable to any holder of Shares or IPO Co. Common Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
      (i) Each of IPO Co. and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state or local tax Law. To the extent that amounts are so withheld by IPO Co. or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by IPO Co. or the Exchange Agent, as the case may be.

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ARTICLE II
Representations and Warranties of the Company
      The Company hereby represents and warrants to AREP Oil & Gas and IPO Co., subject to the exceptions set forth in the Disclosure Schedule (the “Company Disclosure Schedule”) delivered by the Company to AREP Oil & Gas and IPO Co. in accordance with Section 4.10 (which exceptions shall specifically identify a Section, Subsection or clause of a single Section or Subsection hereof, as applicable, to which such exception relates) that:
      Section 2.1     Organization.
      (a) Each of the Company and its subsidiaries is duly organized, validly existing and, except as set forth in Section 2.1 of the Company Disclosure Schedule, in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Except as set forth in Section 2.1(a) of the Company Disclosure Schedule, the Company has no operating subsidiaries other than those incorporated in a state of the United States.
      (b) Except as set forth in Section 2.1(b) of the Company Disclosure Schedule, each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. When used in connection with the Company or its subsidiaries, the term “Material Adverse Effect on the Company” means any circumstance, change in, or effect on the Company and its subsidiaries, taken as a whole, that is, or is reasonably likely in the future to be, materially adverse to the operations, financial condition, earnings or results of operations, or the business (financial or otherwise), of the Company and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on the Company: (i) a change in the market price or trading volume of the Company Common Stock; (ii) a failure by the Company to meet internal earnings or revenue projections or the revenue or earnings predictions of equity analysts, or any other revenue or earnings predictions or expectations, for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Effective Date, provided further that this Section 2.1(b)(ii) shall not exclude any underlying change, effect, event, occurrence, state of facts or developments which resulted in such failure to meet such estimates, predictions or expectations; (iii) conditions affecting the oil and gas industry as a whole or the U.S. economy as a whole; or (iv) any disruption of customer or supplier relationships arising primarily out of or resulting primarily from actions contemplated by the parties in connection with the announcement of this Agreement and the transactions contemplated hereby, to the extent so attributable.
      Section 2.2     Capitalization.
      (a) The authorized capital stock of the Company consists of Fifteen Million (15,000,000) Shares, of which, as of the date of this Agreement, 11,190,650 Shares were issued and outstanding and One Million (1,000,000) shares of preferred stock, no shares of which are outstanding. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, there are outstanding (i) no shares of capital stock or other voting securities of the Company, except as set forth above, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other securities of the Company, (iii) no options, preemptive or other rights to acquire from the Company or any of its subsidiaries, and, except as described in the Company SEC Reports (as defined below), no obligations of the Company or any of its subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights other than as set forth in the limited liability company operating agreement of NEG Holding LLC (collectively “Company Securities”). Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, as of the date of this Agreement, there are

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no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.
      (b) All of the outstanding capital stock of the Company’s subsidiaries owned by the Company is owned, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, there are no (i) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options to acquire or (iii) other rights to acquire from the Company or any of its subsidiaries, any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, “Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for taxes that are not yet due and payable or are being contested in good faith by appropriate proceedings and are disclosed in Section 2.2(b) of the Company Disclosure Schedule or that are otherwise not material, (ii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws.
      (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
      Section 2.3     Authority.
      (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby, except (i) the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon and (ii) the filing and recordation of appropriate merger documents as required. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by AREP Oil & Gas and IPO Co., constitutes the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (i) any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally, (ii) fiduciary obligations under the laws of the jurisdiction of its incorporation, or (iii) general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).
      (b) Without limiting the generality of the foregoing, the Special Committee, at a meeting duly called and held, has approved and declared this Agreement and the transactions contemplated hereby advisable and has determined that the Merger is fair to, and in the best interests of, holders of the Shares (other than AREH and its affiliates). The Board of Directors of the Company, based on the recommendation of the Special Committee, has (i) determined that the Merger, upon the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, holders of the Shares (other than AREH and its affiliates), and

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(ii) approved and adopted this Agreement and the transactions contemplated hereby and declared their advisability.
      Section 2.4     SEC Reports; Financial Statements.
      (a) The Company has filed all required forms, reports and documents (“Company SEC Reports”) with the Securities and Exchange Commission (the “SEC”) since January 1, 2004, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company SEC Report filed subsequently and prior to the date of this Agreement. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present, in conformity in all material respects with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, the Company shall not be deemed to be in breach of any of the representations or warranties in this Section 2.4(a) as a result of any changes to the Company SEC Reports that the Company may make in response to comments received from the SEC on the S-4, the Information Statement or the S-1 (each as defined below).
      (b) The Company has heretofore made, and hereafter will make, available to AREP Oil & Gas a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.
      Section 2.5     Information Supplied. None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by the Surviving Corporation in connection with the issuance of shares of IPO Co. Common Stock in the Merger (the “S-4”) will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the information statement relating to the written consent of AREP Oil & Gas, as the holder of a majority of the outstanding Shares, approving the Merger (the “Information Statement”) will, at the date mailed to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading, or (iii) the registration statement on Form S-1 to be filed with the SEC by the Surviving Corporation in connection with the IPO Transaction (the “S-1”) will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Information Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by AREP Oil & Gas or IPO Co. that is contained in or omitted from any of the foregoing documents.
      Section 2.6     Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to and no material permit, authorization, consent or approval of any United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated

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hereby. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificate of Incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) except as set forth in Section 2.6 of the Company Disclosure Schedule, result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) except as set forth in Section 2.6 of the Company Disclosure Schedule, violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets.
      Section 2.7     No Default. Except as set forth in Section 2.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (i) its Certificate of Incorporation or bylaws (or similar governing documents), (ii) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets are bound or (iii) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of its properties or assets.
      Section 2.8     No Undisclosed Liabilities; Absence of Changes. Except as set forth in Section 2.8 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company (including the notes thereto), other than as publicly disclosed by the Company in the Company SEC Reports. Except as set forth in Section 2.8 of the Company Disclosure Schedule, between the date of filing of the latest Company SEC Report and the date of this Agreement, there have been no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have had a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as set forth in Section 2.8 of the Company Disclosure Schedule, between the date of filing of the latest Company SEC Report and the date of this Agreement, the Company and its subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practices. Except for increases in the ordinary course of business consistent with past practices or as set forth in Section 2.8 of the Company Disclosure Schedule, between the date of filing of the latest Company SEC Report and the date of this Agreement, there has not been any material increase in the compensation payable or that could become payable by the Company or any of its subsidiaries to (a) officers of the Company or any of its subsidiaries or (b) any employee of the Company or any of its subsidiaries.
      Section 2.9     Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.9 of the Company Disclosure Schedule, there is no suit, claim, action, arbitration, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person that is material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by the Company in the Company SEC Reports, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to be material or would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.
      Section 2.10     Compliance with Applicable Law. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”). Except as publicly disclosed by the Company in the

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Company SEC Reports, the Company and its subsidiaries are in material compliance with the terms of the Company Permits. Except as publicly disclosed by the Company in the Company SEC Reports, to the knowledge of the Company, the businesses of the Company and its subsidiaries have been and are being conducted in material compliance with all material Applicable Laws. Except as publicly disclosed by the Company in the Company SEC Reports, no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same.
      Section 2.11     Vote Required; Record Date. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement. The record date for determining the stockholders of record entitled to take the action described in Section 4.6 will, pursuant to Section 213(b) of the DGCL, be December 7, 2005.
      Section 2.12     Tax Treatment. This Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 368 of the Code. Neither the Company (including any of its subsidiaries) nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.
      Section 2.13     Opinion of Financial Adviser. Energy Spectrum Advisors, Inc. (the “Company Financial Adviser”) has delivered to the Special Committee its written opinion dated the date of this Agreement to the effect that, subject to the assumptions set forth therein, as of such date the Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than affiliates of the Company). Such opinion has not been withdrawn, revoked or modified. A true and complete copy of such opinion has been delivered to AREH.
      Section 2.14     Brokers. No broker, finder or investment banker (other than the Company Financial Adviser, a true and correct copy of whose engagement agreement has been provided to AREP Oil & Gas) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.
ARTICLE III
Representations and Warranties of AREP Oil & Gas and IPO Co.
      AREP Oil & Gas and IPO Co., subject to the exceptions set forth in the Disclosure Schedule (the “AREP Disclosure Schedule”) delivered by AREP Oil & Gas and IPO Co. to the Company in accordance with Section 4.10 (which exceptions shall specifically identify a Section, Subsection or clause of a single Section or Subsection hereof, as applicable, to which such exception relates) hereby jointly and severally represent and warrant to the Company as follows:
      Section 3.1     Organization.
      (a) Each of AREP Oil & Gas and IPO Co. is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.
      (b) Each of AREP Oil & Gas and IPO Co. is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on AREP Oil & Gas. When used in connection with AREP Oil & Gas or IPO Co. the term “Material Adverse Effect on AREP Oil & Gas” means any circumstance, change in, or effect on AREP Oil & Gas and its subsidiaries, taken as a whole, that is, or is reasonably likely in the future to be, materially adverse to the operations, financial condition, assets, earnings, or results of operations, or the business (financial or otherwise) of AREP Oil & Gas and its subsidiaries, taken as a whole, provided that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect on AREP Oil & Gas:

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(i) a change in the market price or trading volume of the depositary units representing limited partner interests in American Real Estate Partners, L.P. (“AREP”); (ii) a failure by AREP or AREP Oil & Gas to meet internal earnings or revenue projections or the revenue or earnings predictions of equity analysts, or any other revenue or earnings predictions or expectations, for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Effective Date, provided further that this Section 3.1(b)(ii) shall not exclude any underlying change, effect, event, occurrence, state of facts or developments which resulted in such failure to meet such estimates, predictions or expectations; (iii) conditions affecting the oil & gas industry as a whole or the U.S. economy as a whole; or (iv) any disruption of customer or supplier relationships arising primarily out of or resulting primarily from actions contemplated by the parties in connection with or resulting primarily from actions contemplated by the parties in connection with, or which is primarily attributable to, the announcement of this Agreement and the transactions contemplated hereby, to the extent so attributable.
      Section 3.2     Ownership.
      (a) AREH owns 100% of the issued and outstanding membership interests in AREP Oil & Gas; such membership interests have been duly authorized and validly issued in accordance with the limited liability company agreement of AREP Oil & Gas (the “AREP Oil & Gas Operating Agreement”) and are fully paid (to the extent required under the AREP Oil & Gas Operating Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware LLC Act); and AREH owns its membership interests free and clear of all liens, encumbrances, security interests, equities, charges or claims.
      (b) AREH owns 100% of the issued and outstanding capital stock of IPO Co.; such capital stock has been duly authorized and validly issued and is fully paid and nonassessable; and AREH owns such capital stock free and clear of all liens, encumbrances, security interests, equities, charges or claims.
      (c) AREP Oil & Gas owns 5,597,824 shares of the issued and outstanding shares of Company Common Stock, which constitutes approximately 50.1% of the issued and outstanding shares of Company Common Stock (the “NEG Interest”); and AREP Oil & Gas owns such capital stock free and clear of all liens, encumbrances, security interests, equities, charges or claims.
      (d) AREP Oil & Gas owns a membership interests in NEG Holding LLC (“NEG Holding”) calculated in accordance with the limited liability company agreement of NEG Holding (the “NEG Holding Operating Agreement”); such membership interest (the “NEG Holding Membership Interest”) has been duly authorized and validly issued in accordance with the NEG Holding Operating Agreement and is fully paid (to the extent required under the NEG Holding Operating Agreement) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware LLC Act); and AREP Oil & Gas owns its membership interest free and clear of all liens, encumbrances, security interests, equities, charges or claims.
      (e) AREP Oil & Gas wholly owns the sole general partner of each of National Onshore, LP, a Delaware limited partnership (“National Onshore”), and National Offshore, LP, a Delaware limited partnership (“National Offshore”). Such general partner interests have been duly authorized and validly issued in accordance with the Agreement of Limited Partnership of National Onshore, as amended (the “National Onshore Partnership Agreement”) and the Agreement of Limited Partnership of National Offshore, as amended (the “National Offshore Partnership Agreement”); and AREP Oil & Gas owns such general partner interests free and clear of all liens, encumbrances, security interests, equities, charges or claims.
      (f) AREP Oil & Gas wholly owns the sole limited partner of each of National Onshore and National Offshore; such limited partner interests represented thereby have been duly authorized and validly issued in accordance with each of the National Onshore Partnership Agreement and the National Offshore Partnership Agreement and are fully paid (to the extent required under the National Onshore Partnership Agreement and the National Offshore Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Section 17-607 of the Delaware LP Act).
      Section 3.3     Authority. Each of AREP Oil & Gas and IPO Co. has all necessary power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of

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the transactions contemplated hereby have been duly and validly authorized by the board of directors of AREP Oil & Gas, and the board of directors of IPO Co., and AREH, as the sole stockholder of IPO Co., will, immediately following the execution hereof by the parties hereto, approve and adopt this Agreement, and no other proceedings on the part of AREH, AREP Oil & Gas or IPO Co. are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of, AREP Oil & Gas and IPO Co. and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of AREP Oil & Gas and IPO Co. enforceable against each of AREP Oil & Gas and IPO Co. in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).
      Section 3.4     Financial Statements. AREP Oil & Gas has delivered to the Company unaudited consolidated balance sheets and unaudited statements of operations as of and for the year ended December 31, 2004 and the nine months ended September 30, 2005 (the “AREP Oil & Gas Financial Statement”). The AREP Oil & Gas Financial Statements fairly present in all material respects the financial position and results of operations of AREP Oil & Gas as of the dates and for the periods indicated. The AREP Oil & Gas Financial Statements have been prepared in accordance with GAAP consistently applied (except that the AREP Oil & Gas Financial Statements do not contain all of the financial statements or the notes required under GAAP). The balance sheet for the nine months ended September 30, 2005 continues to reflect the financial condition of AREP Oil & Gas as of the date of this Agreement in all material respects (subject to the occurrence of the Minden Field acquisition and related borrowings and changes occurring in the ordinary course of business).
      Section 3.5     Information Supplied. None of the information supplied or to be supplied by AREP Oil & Gas or IPO Co. in writing for inclusion or incorporation by reference to (i) the S-4 will at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Information Statement will at the date mailed to stockholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading, or (iii) the S-1 will at the time the S-1 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The S-4 and the S-1 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, none of AREP Oil & Gas or IPO Co. makes any representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from any of the foregoing documents.
      Section 3.6     Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by AREP Oil & Gas or IPO Co. of this Agreement or the consummation by AREP Oil & Gas or IPO Co. of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by AREP Oil & Gas or IPO Co. nor the consummation by AREP Oil & Gas or IPO Co. of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or bylaws (or similar governing documents) of AREP Oil & Gas or IPO Co., (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which AREP Oil & Gas or IPO Co. is a party or by which any of them or any of their respective properties or assets are bound or (iii) violate any material order, writ, injunction, decree, law,

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statute, rule or regulation applicable to AREP Oil & Gas or IPO Co. or any of their respective properties or assets.
      Section 3.7     Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of AREP Oil & Gas threatened, against AREP Oil & Gas or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that could reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Neither AREP Oil & Gas nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.
      Section 3.8     Tax Treatment. This Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 368 of the Code. None of AREP Oil & Gas or IPO Co. nor, to the knowledge of AREP Oil & Gas, any of their affiliates has taken, proposes to take, or has agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.
      Section 3.9     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AREP Oil & Gas or IPO Co.
      Section 3.10     No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, IPO Co. has not incurred any obligation or liability nor engaged in any business or activity of any type or kind or entered into any agreement or arrangement with any person.
      Section 3.11     No Undisclosed Liabilities; Absence of Changes. Except as set forth in Section 3.11 of the AREP Disclosure Schedule, as of the date of this Agreement, neither AREP Oil & Gas nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of AREP Oil & Gas (including the notes thereto), other than (i) as publicly disclosed by AREP in any reports or documents filed by AREP with the SEC (the “AREP SEC Reports”), (ii) as set forth in the AREP Oil & Gas Financial Statements and (iii) liabilities or obligations incurred since the date of the AREP Oil & Gas Financial Statements in the ordinary course of business and consistent with past practice. Except as set forth in Section 3.11 of the AREP Disclosure Schedule, between the date of filing of the latest AREP SEC Report and the date of this Agreement, there have been no events, changes or effects with respect to AREP Oil & Gas or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have had a Material Adverse Effect on AREP Oil & Gas. Without limiting the generality of the foregoing, except as set forth in Section 3.11 of the AREP Disclosure Schedule, between the date of filing of the latest AREP SEC Report and the date of this Agreement, AREP Oil & Gas and its subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practices. Except for increases in the ordinary course of business consistent with past practices or as set forth in Section 3.11 of the AREP Disclosure Schedule, between the date of filing of the latest AREP SEC Report and the date of this Agreement, there has not been any material increase in the compensation payable or that could become payable by AREP Oil & Gas or any of its subsidiaries to (a) officers of AREP Oil & Gas or any of its subsidiaries or (b) any employee of AREP Oil & Gas or any of its subsidiaries.
      Section 3.12     Compliance with Applicable Law. Except as publicly disclosed by AREP in the AREP SEC Reports, AREP Oil & Gas and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “AREP Oil & Gas Permits”). Except as publicly disclosed by AREP in the AREP SEC Reports, AREP Oil & Gas and its subsidiaries are in material compliance with the terms of AREP Oil & Gas Permits. Except as publicly disclosed by AREP in the AREP SEC Reports, to the knowledge of AREP Oil & Gas, the businesses of AREP Oil & Gas and its subsidiaries have been and are being conducted in material compliance with all material Applicable Laws. Except as publicly disclosed by AREP in the AREP SEC

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Reports, no investigation or review by any Governmental Entity with respect to AREP Oil & Gas or any of its subsidiaries is pending or, to the knowledge of AREP Oil & Gas, threatened, nor, to the knowledge of AREP Oil & Gas, has any Governmental Entity indicated an intention to conduct the same.
      Section 3.13     Capitalization. The authorized capital stock of IPO Co. consists of Fifty Million (50,000,000) shares of common stock, of which, as of the date of this Agreement, 1 share was issued and outstanding, One (1) share of Class B Common Stock, of which, as of the date of this Agreement, 1 share was issued and outstanding, and One Million (1,000,000) shares of preferred stock, no shares of which are outstanding. All of the outstanding shares of common stock and Class B Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as contemplated by this Agreement (including the schedules and exhibits hereto), there are outstanding (i) no shares of capital stock or other voting securities of IPO Co., except as set forth above, (ii) no securities of IPO Co. or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other securities of IPO Co., (iii) no options, preemptive or other rights to acquire from the IPO Co. or any of its subsidiaries, and no obligations of IPO Co. or any of its subsidiaries to issue any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other securities of IPO Co. and (iv) no equity equivalent interests in the ownership or earnings of IPO Co. or its subsidiaries or other similar rights (collectively “IPO Co. Securities”). As of the date of this Agreement, there are no outstanding rights or obligations of IPO Co. or any of its subsidiaries to repurchase, redeem or otherwise acquire any IPO Co. Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the IPO Co. is a party or by which it is bound relating to the voting or registration of any shares of capital stock of IPO Co.
ARTICLE IV
Covenants
      Section 4.1     Conduct of Business of the Company. Except as contemplated by this Agreement or in connection with the IPO Transaction or as described on Exhibit B or in Section 4.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, the Company will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement and except as contemplated by this Agreement or in connection with the IPO Transaction or as described on Exhibit B or in Section 4.1 of the Company Disclosure Schedule, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of AREP Oil & Gas:

(a) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights);

(c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

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(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

(e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities in each case, except for borrowings under lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

(g) except as may be required by Applicable Law, enter into, adopt or amend or terminate any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of this Agreement (including the granting of stock appreciation rights or performance units);

(h) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date of this Agreement, the terms of which are in all material respects completely and correctly disclosed on Schedule 4.1(h) or as required by applicable federal, state or local law or regulations;

(i) acquire, sell, lease, license, transfer, distribute or otherwise dispose of any material assets in any single transaction or series of related transactions, other than in the ordinary course of business consistent with past practices;

(j) except as may be required as a result of a change in law or in GAAP, materially change any of the accounting principles, practices or methods used by it;

(k) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein;

(l) make any material tax election or settle or compromise any material income tax liability or permit any material insurance policy naming it as a beneficiary or loss-payable to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to AREP Oil & Gas is obtained and in effect;

(m) fail to file any tax returns when due (or, alternatively, fail to file for available extensions) or fail to cause such tax returns when filed to be complete and accurate in all material respects;

(n) fail to pay any taxes or other material debts when due;

(o) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would be material to the Company;

(p) take any action or fail to take any action that could reasonably be expected to limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the Company or its subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder; or

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(q) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(p) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement (including the exhibits hereto) untrue or incorrect).
      Section 4.2     Conduct of Business of AREP Oil & Gas and IPO Co. Except as contemplated by this Agreement or in connection with the IPO Transaction or as described on Exhibit B or in Section 4.2 of the AREP Oil & Gas Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, each of AREP Oil & Gas and IPO Co. will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement and except as contemplated by this Agreement or in connection with the IPO Transaction or as described on Exhibit B or in Section 4.2 of the AREP Oil & Gas Disclosure Schedule, prior to the Effective Time, neither AREP Oil & Gas, IPO Co. nor any of their subsidiaries will, without the prior written consent of the Company:

(a) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

(b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights);

(c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of AREP Oil & Gas, IPO Co. or any of their subsidiaries (other than the Merger);

(e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

(f) (i) incur or assume any long-term or short-term debt or issue any debt securities in each case, except for borrowings under lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of AREP Oil & Gas or IPO Co. incurred in the ordinary course of business; (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of AREP Oil & Gas or IPO Co. or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of AREP Oil & Gas, IPO Co. or any of their subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon;

(g) except as may be required by Applicable Law, enter into, adopt or amend or terminate any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or

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employee or pay any benefit not required by any plan and arrangement as in effect as of the date of this Agreement (including the granting of stock appreciation rights or performance units);

(h) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date of this Agreement, the terms of which are in all material respects completely and correctly disclosed on Schedule 4.2(h) or as required by applicable federal, state or local law or regulations;

(i) acquire, sell, lease, license, transfer, distribute or otherwise dispose of any material assets in any single transaction or series of related transactions, other than in the ordinary course of business consistent with past practices;

(j) except as may be required as a result of a change in law or in GAAP, materially change any of the accounting principles, practices or methods used by it;

(k) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein;

(l) make any material tax election or settle or compromise any material income tax liability or permit any material insurance policy naming it as a beneficiary or loss-payable to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to the Company is obtained and in effect;

(m) fail to file any tax returns when due (or, alternatively, fail to file for available extensions) or fail to cause such tax returns when filed to be complete and accurate in all material respects;

(n) fail to pay any taxes or other material debts when due;

(o) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would be material to AREP Oil & Gas or IPO Co.;

(p) take any action or fail to take any action that could reasonably be expected to limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of AREP Oil & Gas, IPO Co. or their subsidiaries under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder; or

(q) take or agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through 4.2(p) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of AREP Oil & Gas or IPO Co. contained in this Agreement (including the exhibits hereto) untrue or incorrect).

      Section 4.3     Preparation of S-4, the Information Statement and the S-1. The Company and AREP Oil & Gas shall diligently work together and promptly prepare and file with the SEC the Information Statement, the S-4 and the S-1, respectively. Each of AREP Oil & Gas and the Company shall use all reasonable efforts to have the S-4 and the S-1 declared effective under the Securities Act as promptly as practicable after such filing. AREP Oil & Gas shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of IPO Co. Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Shares as may be reasonably requested in connection with any such action.
      Section 4.4     No Solicitation or Negotiation.
      (a) The Company, its affiliates (as reasonably determined by the Company) and their respective officers and other employees with managerial responsibilities, directors, representatives (including the Financial Advisor or any other investment banker and any attorneys and accountants) and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). The Company also agrees promptly to request each person that has heretofore executed a

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confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any of its subsidiaries, if any, to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries. Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than AREP Oil & Gas and IPO Co. or any designees of AREP Oil & Gas and IPO Co.) concerning any Third Party Acquisition.
      (b) The Company Board shall not approve or recommend, or cause or permit the Company to enter into any agreement or obligation with respect to, any Third Party Acquisition.
      (c) For the purposes of this Agreement, “Third Party Acquisition” means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act) other than AREP Oil & Gas, IPO Co. or any affiliate thereof (a “Third Party”); (ii) the acquisition by a Third Party of any material portion (which shall include fifteen percent (15%) or more) of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of fifteen percent (15%) or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its subsidiaries of more than ten percent (10%) of the outstanding Shares; or (vi) the acquisition (or any group of acquisitions) by the Company or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business (or businesses) whose annual revenues, net income or assets is equal or greater than ten percent (10%) of the annual revenues, net income or assets of the Company.
      Section 4.5     Comfort Letters.
      (a) The Company shall use all reasonable efforts to cause Grant Thornton LLP to deliver a letter dated not more than five days prior to the date on which each of the S-4 and the S-1 shall become effective and addressed to itself and AREP Oil & Gas and their respective Boards of Directors in form and substance reasonably satisfactory to AREP Oil & Gas and customary in scope and substance for agreed-upon procedures letters delivered by independent public accountants in connection with registration statements and information statements similar to the S-4, the Information Statement and the S-1.
      (b) AREP Oil & Gas shall use all reasonable efforts to cause Grant Thornton LLP to deliver a letter dated not more than five days prior to the date on which each of the S-4 and the S-1 shall become effective and addressed to itself and the Company and their respective Boards of Directors in form and substance reasonably satisfactory to the Company and customary in scope and substance for agreed-upon procedures letters delivered by independent accountants in connection with registration statements and information statements similar to the S-4, the Information Statement and the S-1.
      Section 4.6     Written Consent. AREP Oil & Gas agrees that immediately following the execution and delivery of this Agreement by the parties hereto, it shall deliver to the Company at its principal place of business a duly executed and dated written consent (the “Written Consent”) with respect to all Shares owned by it approving and adopting the Agreement as required by Section 251 of the DGCL. Following such delivery of the Written Consent, the Company shall provide to its stockholders the notice required pursuant to Section 228(e) of the DGCL.
      Section 4.7     Stock Exchange Listing. AREP Oil & Gas shall use all reasonable efforts to cause the shares of IPO Co. Common Stock to be issued in the Merger to be approved for listing on a national securities exchange or inter-dealer quotation system (an “Exchange”), subject to official notice of issuance, prior to the Effective Time.

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      Section 4.8     Access to Information.
      (a) Between the date of this Agreement and the Effective Time, the Company will give AREP Oil & Gas and its authorized representatives reasonable access during normal business hours to all employees, plants, offices, warehouses and other facilities, to all books and records and all personnel files of current employees of the Company and its subsidiaries as AREP Oil & Gas may reasonably require, and will cause its officers and those of its subsidiaries to furnish AREP Oil & Gas with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as AREP Oil & Gas may from time to time reasonably request. Notwithstanding the foregoing, access to the Company’s personnel files shall be only permitted to AREP Oil & Gas’s employees for which access is reasonably necessary to facilitate the consummation of the Merger and the transactions contemplated thereby. Without limiting any of AREP Oil & Gas’s other confidentiality obligations, AREP Oil & Gas shall maintain all information contained in the Company’s personnel files in strictest confidence, will not use such information in violation of any applicable laws, and shall not disclose such information to any third party whatsoever without the prior written consent of the Company and the applicable employee or employees. Between the date of this Agreement and the Effective Time, AREP Oil & Gas shall make available to the Company, as reasonably requested by the Company, a designated officer of AREP Oil & Gas to answer questions and make available such information regarding AREP Oil & Gas and its subsidiaries as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement.
      (b) Between the date of this Agreement and the Effective Time, the Company shall furnish to AREP Oil & Gas (1) within two (2) Business Days following preparation thereof (and in any event within twenty (20) Business Days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, stockholders’ equity (deficit) and cash flows for the quarter then ended, and (3) within two (2) Business Days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, stockholders’ equity (deficit) and cash flows, all of such financial statements referred to in clauses (1), (2) and (3) to prepared in accordance with GAAP in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and shall fairly present its financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.
      (c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement.
      Section 4.9     Public Announcements. Neither AREP Oil & Gas and IPO Co., on the one hand, nor the Company, on the other hand, shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, or any Third Party Acquisition, without the prior consent of AREP Oil & Gas and IPO Co. (in the case of the Company) or the Company (in the case of AREP Oil & Gas and IPO Co.), which consent shall not be unreasonably withheld, except as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the New York Stock Exchange or the OTC Bulletin Board. The first public announcement of this Agreement and the Merger shall be a joint press release agreed upon by AREP Oil & Gas, IPO Co. and the Company.
      Section 4.10     Notification of Certain Matters. The Company shall give prompt notice to AREP Oil & Gas and IPO Co., and AREP Oil & Gas and IPO Co. shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate such that the conditions in Section 5.2(a) or 5.3(a) would not be satisfied at or prior to the Effective Time and (ii) any material failure by such first party to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; provided,

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however, that the delivery of any notice pursuant to this Section 4.10 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.
      Section 4.11     Affiliates.
      (a) The Company shall use all reasonable efforts to obtain from a person that may be deemed to be affiliates of the Company under Rule 145 of the Securities Act (“Company Affiliates”), each of which is listed in Schedule 4.11 hereto and from any person who may be deemed to have become a Company Affiliate, after the date of this Agreement and on or prior to the Effective Time, a letter agreement substantially in the form of Exhibit A hereto as soon as practicable.
      (b) IPO Co. shall not be required to maintain the effectiveness of the S-4 for the purpose of resale of shares of IPO Co. Common Stock by stockholders of the Company who may be affiliates of the Company or AREP Oil & Gas pursuant to Rule 145 under the Securities Act.
      Section 4.12     Additions to and Modification of Disclosure Schedules. Concurrently with the execution and delivery of this Agreement, the Company has delivered the Company Disclosure Schedule and AREP Oil & Gas has delivered the AREP Oil & Gas Disclosure Schedule, each of which includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to AREP Oil & Gas and IPO Co., and AREP Oil & Gas and IPO Co. shall deliver to the Company, such additions to or modifications of any Sections of the Company Disclosure Schedule or the AREP Oil & Gas Disclosure Schedule, as the case may be, necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to the Company or AREP Oil & Gas, as the case may be, after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 2, nor limit the rights and remedies of (i) AREP Oil & Gas and IPO Co. under this Agreement for any breach by the Company of such representation and warranties or (ii) the Company under this Agreement for any breach by AREP Oil & Gas of such representation and warranties; provided, further, that failure to comply with the disclosure obligations required hereunder shall not be deemed to constitute a failure of the conditions set forth in Sections 5.2(b) or 5.3(b) unless the information to be disclosed would constitute a breach of representations or warranties that would cause a failure of the conditions set forth in Section 5.2(a) or 5.3(a) as the case may be.
      Section 4.13     Access to Company Employees. The Company agrees to provide AREP Oil & Gas with, and to cause each of its subsidiaries to provide AREP Oil & Gas with, reasonable access to its employees during normal working hours following the date of this Agreement, to among other things, deliver offers of continued employment and to provide information to such employees about AREP Oil & Gas. All communications by AREP Oil & Gas with Company employees shall be conducted in a manner that does not disrupt or interfere with the Company’s efficient and orderly operation of its business.
      Section 4.14     Company Compensation and Benefit Plans. The Company agrees to take all actions necessary to amend, merge, freeze or terminate all compensation and benefit plans, effective at the Closing Date, as requested in writing by AREP Oil & Gas.
      Section 4.15     Certain Financing and Other Transactions. Notwithstanding any covenants or other agreements contained herein to the contrary which are applicable to the Company, AREP Oil & Gas or IPO Co., each of the parties: (i) acknowledges and agrees that the IPO Transaction and one or more of the transactions, agreements, events or matters described or contemplated on Exhibit B attached hereto (or similar transactions) may occur prior to, contemporaneously with or following the Effective Time; (ii) hereby consents to the IPO Transaction and each of such transactions, agreements, events and matters; and (iii) agrees that the foregoing shall in no event give rise to any right by any party to (a) assert that any other party has breached any representation, warranty, covenant or other agreement contained herein or that any condition to Closing has failed to occur or (ii) terminate this Agreement pursuant to Article VI.

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      Section 4.16     Directors’ and Officers’ Indemnification and Insurance.
      (a) From and after the Effective Time, the Surviving Corporation shall, to an extent no less favorable than the certificate of incorporation, bylaws, indemnification agreements or other indemnification rights of the Company in effect as of the date of this Agreement (the “Existing Indemnification Agreements”), indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (collectively, the “Indemnified Parties”) against all costs and expenses (including, to the extent contemplated in the Existing Indemnification Agreements, attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), based on the fact that such person is or was a director or officer of the Company or any subsidiary of the Company and arising out of or pertaining to any action or omission occurring at or before the Effective Time (and, to the extent that the Existing Indemnification Agreements so provide, shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of an undertaking to repay such advances if required under DCGL).
      (b) The Surviving Corporation or, at AREH’s option, AREH or its affiliate, shall add as additional insured persons under its directors’ and officers’ liability insurance policy those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy, and the Surviving Corporation or, at AREH’s option, AREH, shall use its reasonable best efforts to maintain such coverage in effect for a period of six years from and after the Effective Time; provided, however, that in no event shall the Surviving Corporation or AREH or its affiliate be required to expend pursuant to this Section 4.16(b) more than an amount per year equal to 100% of the current annual premiums paid by the Company for such insurance. Notwithstanding the foregoing, in lieu of providing any person coverage under a directors’ and officers’ liability insurance policy, AREH may elect (the “Election”) to indemnify such person, in which event (i) such person shall have the same rights against AREH (and no greater rights) that such person would have had under the Company’s directors’ and officers’ liability insurance policy in effect immediately prior to the Effective Time had such insurance policy been maintained in accordance with the previous sentence and (ii) AREH will make such person whole with respect to any tax liabilities incurred by such person as a result of any such indemnification payments to the extent, if any, that tax liabilities arising from such payments exceed any tax liabilities that would have been incurred if such payments had been made in respect of an insurance policy and related indemnification provisions had the Election not been exercised.
      (c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or, at AREH’s option, AREH, shall assume the obligations set forth in this Section 4.16.
ARTICLE V
Conditions to Consummation of the Merger
      Section 5.1     Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) this Agreement shall have been approved and adopted by the requisite vote or written consent of the stockholders of the Company;

(b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

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(c) the IPO Transaction shall have been consummated substantially contemporaneously with the Closing;

(d) any governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the Business after the Effective Time in all material respects as it was operated prior thereto shall have been given, obtained or complied with, as applicable; and

(e) each of the S-4 and the S-1 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and IPO Co. shall have received all state securities laws or “blue sky” permits and authorizations necessary to issue shares of IPO Co. Common Stock in exchange for Shares in the Merger.
      Section 5.2     Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) the representations and warranties of AREP Oil & Gas and IPO Co. contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on AREP Oil & Gas) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, AREP Oil & Gas and IPO Co. shall have delivered to the Company a certificate to that effect, executed by an executive officer of AREP Oil & Gas and IPO Co.;

(b) each of the covenants and obligations of AREP Oil & Gas and IPO Co. to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, AREP Oil & Gas and IPO Co. shall have delivered to the Company a certificate to that effect, executed by an executive officer of AREP Oil & Gas and IPO Co.; and

(c) the shares of IPO Co. Common Stock issuable to the holders of the Shares pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been approved for listing on an Exchange, upon official notice of issuance.
      Section 5.3     Conditions to the Obligations of AREP Oil & Gas and IPO Co. The respective obligations of AREP Oil & Gas and IPO Co. to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) the representations and warranties of the Company contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches thereof would not have a Material Adverse Effect on the Company) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), and, at the Closing, the Company shall have delivered to AREP Oil & Gas and IPO Co. a certificate to that effect, executed by an executive officer of the Company;

(b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to AREP Oil & Gas and IPO Co. a certificate to that effect, executed by an executive officer of the Company; and

(c) AREP Oil & Gas shall have received from each affiliate of the Company referred to in Section 4.11(a) an executed copy of the letter attached hereto as Exhibit A.

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ARTICLE VI
Termination; Amendment; Waiver
      Section 6.1     Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company’s stockholders:

(a) by mutual written consent duly authorized by each of AREP Oil & Gas and IPO Co. and the Company (acting at the direction of the Special Committee);

(b) by AREP Oil & Gas and IPO Co. or the Company (with the prior approval of the Special Committee) if (i) any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by December 1, 2006 (the “Final Date”); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date;

(c) by the Company (acting at the direction of the Special Committee), upon a breach of any representation, warranty, covenant or agreement on the part of AREP Oil & Gas or IPO Co. set forth in this Agreement such that the conditions set forth in Section 5.2(a) or Section 5.2(b) shall have become incapable of fulfillment and such breach shall not have been waived by the Company; or

(d) by AREP Oil & Gas or IPO Co., upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 5.3(a) or Section 5.3(b) shall have become incapable of fulfillment and such breach shall not have been waived by the AREP Oil & Gas or IPO Co.
      Section 6.2     Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders other than the provisions of this Section 6.2, Section 6.3 and Article VII hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.
      Section 6.3     Fees and Expenses. Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated.
      Section 6.4     Amendment. This Agreement may be amended by action taken by the Company, AREP Oil & Gas and IPO Co. at any time before or after approval of the Merger by the stockholders of the Company but after any such approval no amendment shall be made that requires the approval of such stockholders under Applicable Law without such approval. This Agreement (including, subject to Section 4.12, the Company Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.
      Section 6.5     Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

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ARTICLE VII
Miscellaneous
      Section 7.1     Nonsurvival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements made herein and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.
      Section 7.2     Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that each of AREP Oil & Gas and IPO Co. may assign any or all of its rights and obligations under this Agreement to any directly or indirectly wholly owned subsidiary of AREH, but no such assignment shall relieve AREP Oil & Gas or IPO Co. of its obligations hereunder if such assignee does not perform such obligations.
      Section 7.3     Validity. If any term or other provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.
      Section 7.4     Notices. All notices, requests, claims, demands and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (A) in the case of personal delivery, on the date of such delivery, (B) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (C) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next Business Day after the date when sent and (D) in the case of mailing, on the third Business Day following that on which the piece of mail containing such communication is posted:
      (a) if to AREP Oil & Gas or IPO Co.:

c/o American Real Estate Holdings Limited Partnership
100 South Bedford Road
Mt. Kisco, New York 10549
Phone: (914) 242-7700
Fax: (914) 242-9282
Attention: Felecia Buebel Esq.

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      with a copy (which shall not constitute notice) to:

Keith Schaitkin, Esq.
Assistant General Counsel
Icahn Associates Corp.
767 Fifth Avenue, 47th floor
New York, New York 10153
Phone: (212) 702-4300
Fax: (212) 688-1158
      (b) if to the Company to:

National Energy Group, Inc.
4925 Greenville Avenue, Suite 1400
Dallas, Texas 75206
Phone: (214) 692-9211
Fax: (214) 692-9310
Attention: Phillip D. Devlin, Esq.
      with a copy (which shall not constitute notice) to:

Baker Botts LLP
2001 Ross Avenue, Suite 700
Dallas, Texas 75201
Phone: (214) 953-6500
Fax: (214) 953-6503
Attention: Neel Lemon, Esq.
      (c) if to the Special Committee to:

Robert H. Kite
6910 E. 5th Avenue
Scottsdale, Arizona 85251
Phone: (480) 946-3000
Fax: (480) 946-9000
      with a copy (which shall not constitute notice) to:

Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2781
Phone: (713) 221-1315
Fax: (713) 221-1212
Attention: Edgar J. Marston III
or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
      Section 7.5     Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue

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thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.

      Section 7.6     Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
      Section 7.7     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement nor shall any such person be entitled to assert any claim hereunder. In no event shall this Agreement constitute a third party beneficiary contract.
      Section 7.8     Certain Definitions. For the purposes of this Agreement the term:

(a) “affiliate” means (except as otherwise provided in Section 4.11) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person. Notwithstanding the foregoing, for the purpose of this agreement, (i) affiliates of the Company shall be deemed to include NEG Holding LLC and its subsidiaries and (ii) neither the Company nor any of its subsidiaries (including NEG Holding LLC and its subsidiaries) shall be deemed to be affiliates of AREP Oil & Gas, IPO Co. or the Surviving Corporation.

(b) “Applicable Law” means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date of this Agreement or as of the Effective Time applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

(c) “Business Day” means any day other than a day on which the New York Stock Exchange is closed;

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(d) “capital stock” means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

(e) “IPO Co.” shall have the meaning given such term in the Recitals of this Agreement but shall be broadly construed to mean the entity (which may be AREP Oil & Gas, an entity which owns an equity interest in AREP Oil & Gas or an affiliate of AREP Oil & Gas) that issues shares of common stock or other equity units pursuant to the S-1 in connection with the IPO Transaction.

(f) “IPO Transaction” means a transaction or series of related transactions pursuant to which: (i) AREP Oil & Gas or an affiliate of AREP Oil & Gas will, directly or indirectly, be and become the owner of 100% of the equity interests in each of National Onshore, National Offshore and the Company; (ii) IPO Co. will acquire an equity interest in AREP Oil & Gas or such affiliate; and (iii) IPO Co. will issue shares of common stock or other equity units pursuant to the S-1.

(g) “knowledge” or “known” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of any executive officer of the Company or AREP Oil & Gas, as the case may be.

(h) “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list.

(i) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity;

(j) “subsidiary” or “subsidiaries” of the Company, AREP Oil & Gas, IPO Co., the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, AREP Oil & Gas, IPO Co., the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity. Notwithstanding the foregoing, for the purpose of this agreement, (i) subsidiaries of the Company shall be deemed to include NEG Holding LLC and its subsidiaries and (ii) neither the Company nor any of its subsidiaries (including NEG Holding LLC and its subsidiaries) shall be deemed to be subsidiaries of AREP Oil & Gas, IPO Co. or the Surviving Corporation.
      Section 7.9     Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or AREP Oil & Gas or IPO Co. or any officer, director, employee, agent, representative or investor of any party hereto.
      Section 7.10     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.
(REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)

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      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

National Energy Group, Inc.

By:

Name:

Title:

AREP Oil & Gas LLC

By:

Name:

Title:

NEG IPOCO, Inc.

By:

Name:
Title:
      Solely for purposes of Sections 3.2, 3.3 and 4.16:

American Real Estate Holdings Limited Partnership

By: American Property Investors, Inc.

By:

Name:
Title:
[Signature Page to Agreement and Plan of Merger re National Energy Group]

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EXHIBIT A
Form of Affiliate Letter
National Energy Group, Inc.
4925 Greenville Avenue, Suite 1400
Dallas, Texas 75206
[DATE]
Ladies and Gentlemen:
      The undersigned, a holder of shares of common stock, par value $0.01 per share, of National Energy Group, Inc., a Delaware corporation (the “Company”), is entitled to receive in exchange for such shares, in connection with the merger (the “Merger”) of the Company with and into NEG IPOCO, INC., a Delaware corporation (“IPO Co.”), shares of Common Stock, par value $.01 per share, of IPO Co. (“IPO Co. Common Stock”). The undersigned acknowledges that the undersigned may be deemed an “affiliate” of the Company as that term is defined for purposes of Rule 145 (“Rule 145”) promulgated under the Securities Act of 1933, as amended (the “Act”), although nothing contained herein should be construed as an admission of such fact or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.
      If in fact the undersigned is an “affiliate” of the Company under the Act, the undersigned’s ability to sell, assign or transfer the IPO Co. Common Stock received by the undersigned pursuant to the Merger may be restricted unless such transaction is registered under the Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and the undersigned has obtained advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Act. The undersigned understands that, except as set forth in the Agreement and Plan of Merger, dated as of December 7, 2005, among AREP Oil & Gas, IPO Co. and the Company, IPO Co. is under no obligation to register the sale, transfer or other disposition of the IPO Co. Common Stock by, or on behalf of, the undersigned or to take any other action necessary in order to make compliance with an exemption from such registration available; provided, however, that IPO Co. will use commercially reasonable efforts to file the reports required to be filed by it under the Securities Exchange Act of 1934, as amended, to the extent required to enable the undersigned to sell IPO Co. Common Stock in accordance with Rules 144 and 145 promulgated under the Act.
      The undersigned hereby represents to and covenants with IPO Co. that the undersigned will not sell, assign, transfer or otherwise dispose of any of the IPO Co. Common Stock received by the undersigned pursuant to the Merger except (i) pursuant to an effective registration statement under the Act, (ii) in conformity with the volume and other applicable limitations of Rules 144 and 145 promulgated under the Act or (iii) in a transaction which, in the opinion of counsel reasonably satisfactory to IPO Co. or as described in a “no-action” or interpretive letter from the Staff of the Securities and Exchange Commission, is not required to be registered under the Act. In the event of a sale or other disposition by the undersigned of IPO Co. Common Stock received by the undersigned in the Merger pursuant to Rule 145, the undersigned will supply IPO Co. with evidence reasonably satisfactory to IPO Co. of compliance with Rule 145. The undersigned understands that IPO Co. may instruct its transfer agent to withhold the transfer of shares of IPO Co. Common Stock sold or disposed of by the undersigned, subject to receipt of such evidence of compliance. Following such receipt, IPO Co. shall instruct the transfer agent to effectuate the transfer of the IPO Co. Common Stock sold or disposed of by the undersigned.
      The undersigned acknowledges and agrees that there will be placed on certificates representing IPO Co. Common Stock (or on confirmations and account statements for shares of IPO Co. Common Stock held in

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book-entry form) received by the undersigned in the Merger or held by a transferee thereof a legend in substantially the following form:
      “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION.”
      The undersigned acknowledges and agrees that the legend and stop orders set forth above will be removed (i) upon receipt of evidence or representations satisfactory to IPO Co. that the IPO Co. Common Stock represented by such certificates are being or have been sold in a transaction made in conformity with the provisions of Rule 145 (as such rule may be hereafter amended) or if such certificates are being or have been sold in a transfer registered under the Act or (ii) upon receipt of an opinion in form and substance reasonably satisfactory to IPO Co. from counsel reasonably satisfactory to IPO Co. to the effect that such legends are no longer required for purposes of the Act.
      The undersigned acknowledges that (i) the undersigned has carefully read this letter and understands the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of securities and (ii) the receipt by AREP Oil & Gas of this letter is an inducement and a condition to AREP Oil & Gas’s obligations to consummate the Merger.

Very truly yours,

[STOCKHOLDER]
ACKNOWLEDGED AND AGREED
as of the date first written above:
NEG IPOCO, INC.

By:

Name:

Title:

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EXHIBIT B
Certain Financing and Other Transactions
      THE FOLLOWING LIST IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DEBT FINANCING TERM SHEETS PREVIOUSLY DELIVERED BY AREP OIL & GAS TO THE COMPANY (THE “TERM SHEETS”), THE CONTENTS OF WHICH ARE INCORPORATED HEREIN AND MADE A PART OF THIS EXHIBIT B.

1.	Prior to the Effective Time of the Merger, the shares of common stock of the Company held by AREP Oil & Gas will be distributed to AREH. The lien on such shares in favor of the Lenders (as defined below) will be released immediately following the conversion of such shares into IPO Co. Common Stock in the Merger.

2.	Immediately following the Effective Time of the Merger, the Company’s membership interest in NEG Holding LLC will be contributed to AREP Oil & Gas LLC.

3.	On the day prior to consummation of the IPO Transaction, AREP Oil and Gas shall have the right to surrender to the Company for cancellation all of the Company’s 10.75% Senior Notes due November 2006, in exchange for which the Company will transfer to AREP Oil & Gas the Company’s right to receive the “NEG Priority Amount” (as such term is defined in the limited liability company operating agreement of NEG Holding LLC) from NEG Holding LLC.

4.	Prior to or simultaneously with consummation of the IPO Transaction, AREP Oil & Gas may enter into a $500,000,000 Senior Secured Revolving Credit Agreement with Citicorp USA, Inc., Bear Stearns & Co., Inc. and certain financial institutions.**

5.	Prior to or simultaneously with consummation of the IPO Transaction, AREP Oil & Gas may enter into (i) a $200,000,000 Second Lien Senior Secured Term Loan Agreement with Citicorp USA, Inc., Bear Stearns & Co., Inc. and certain financial institutions or (ii) a $200,000,000 high yield bond offering.**

6.	The proceeds of the loans described in items (4) and (5) above (and the footnotes thereto) (the “Loans”) will be used as follows:

(a) A portion of the initial Loans (in an amount equal to the face amount of the purchased notes) will be used by AREP Oil & Gas to purchase the notes (and mortgages securing such notes) made by NEG Operating, LLC, a Delaware limited liability company (“NEGO”), under that certain Credit Agreement dated as of December 29, 2003 among NEGO and certain financial institutions presently providing for aggregate commitments of $145 million (the “Mizuho Facility”). The credit facility so purchased shall be restated by an intercompany credit facility from NEGO to AREP Oil & Gas in the same or a greater amount (the “Restated Mizuho Note”).

(b) A portion of the initial Loans (anticipated to be approximately $85 million) will be lent by AREP Oil & Gas to National Onshore to enable it to repay its indebtedness incurred in or about November 2005 to an affiliate to enable it to make an acquisition of oil and gas properties.

(c) The remainder of the proceeds of the initial Loans (after payment of all fees associated with the Loans), together with all other cash and cash equivalents held by AREP Oil & Gas, National Onshore and National Offshore (except for such reserves required to be retained by AREP Oil & Gas pursuant to the terms of the Loans), may be used by AREP Oil & Gas to pay a dividend or distribution to AREH or any of its subsidiaries that is an owner of AREP Oil & Gas.

7.	There will be a distribution of some or all of the intercompany notes given to AREP Oil & Gas by the Company, National Onshore and National Offshore (but excluding the Restated Mizuho Note), provided that the notes so distributed have first been pledged to the Collateral Agent under the Loans,

**	AREP Oil & Gas, IPO Co. or their affiliates may, in their discretion, enter into other debt financing transactions, whether in the form of secured or unsecured indebtedness, as “bank debt”, bonds or other arrangements, and in any amount, so long as the adjustment set forth in Section 1.7(b) of the Agreement is made to reflect such indebtedness.

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the notes so distributed are immediately contributed by AREH to a new subsidiary of AREH (“Debt Holdco”) whose sole permitted business and purpose is to hold such notes as investments, Debt Holdco expressly acknowledges that such notes are subject to pledges and also guaranties the Loans, and all rights to receive interest payments (rather than principal) on such notes are retained by AREP Oil & Gas.

8.	In connection with closing of the Loans, the existing hedges of National Onshore, National Offshore and the Company will be novated to provide that the counterparties thereto will be AREP Oil & Gas and various lenders under the Loans (the “Lenders”) rather than National Onshore, National Offshore and the Company and counterparties that do not become Lenders. All cash collateral supporting these hedges will be distributed to AREH or affiliates of AREH. The novated hedge transactions, together with any additional hedges entered into by AREP Oil & Gas and any Lender will be secured pro rata with the Loans.

9.	AREP Oil & Gas may use the funds it receives in the IPO Transaction for the following purposes:

(a) AREP Oil & Gas may lend up to $210 million to the Company, National Onshore and National Offshore under new intercompany notes, who will use the funds so lent to prepay their notes owing to Debt Holdco, including accrued but unpaid interest.

(b) AREP Oil & Gas will repay the lesser of the remaining net proceeds after payment of the above or $125 million on the revolving Loan, which repayment will not reduce the commitments or the Borrowing Base under the revolving Loan then in effect but will instead provide additional liquidity to AREP Oil & Gas.

(c) AREP Oil & Gas may lend any remaining proceeds to the Company, National Onshore and National Offshore under new intercompany notes, to allow them to prepay in full their notes owing to Debt Holdco.

(d) AREP Oil & Gas may use any remaining proceeds from the IPO Transaction (after payment of all fees associated with the IPO Transaction), together with all other cash and cash equivalents held by AREP Oil & Gas, National Onshore and National Offshore (except for such reserves required to be retained by AREP Oil & Gas pursuant to the terms of the Loans) to pay a dividend or distribution to AREH.

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EXHIBIT C
Form of Certificate of Incorporation of IPO Co.
CERTIFICATE OF INCORPORATION
OF
NEG IPOCO, INC.
      The undersigned, American Real Estate Holdings Limited Partnership, a Delaware limited partnership, for the purposes of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and generally known as the “General Corporation Law of the State of Delaware”), hereby certifies that:
      FIRST: The name of the corporation (hereinafter called the “Corporation”) is NEG IPOCO, INC.
      SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808; and the name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.
      THIRD: The nature of the business and the purposes to be conducted and promoted by the Corporation shall be any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
      FOURTH: The total number of shares which the Corporation shall have authority to issue is 51,000,001, consisting of 50,000,000 shares of Common Stock, all of a par value of one cent ($.01) each (“Common Stock”), 1 share of Class B Common Stock, with a par value of one cent ($.01) (“Class B Common Stock”), and 1,000,000 shares of Preferred Stock, all of a par value of one cent ($.01) each (“Preferred Stock”). The voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, in respect of the classes of stock of the Corporation are as follows:
      I. Preferred Stock

A. The Preferred Stock of the Corporation may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not canceled in any and all such series shall not exceed the total number of shares of preferred stock hereinabove authorized.

B. To the fullest extent permitted by law, authority is hereby vested in the Board of Directors from time to time to authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, to fix by resolution or resolutions providing for the issuance of shares thereof the rights, preferences and powers of each such series including, without limitation, the following:

1. the number of shares to constitute such series, which may subsequently be increased or decreased (but not below the number of shares of that series then outstanding) by resolution of the Board of Directors, the distinctive designation thereof and the stated value thereof if different than the par value thereof;

2. whether the shares of such series shall have voting rights or powers, full or limited, or no voting rights or powers, and if any, the terms of such voting rights or powers;

3. the dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of capital stock and whether such dividend shall be cumulative or noncumulative;

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4. whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to redemption, the times, prices and other terms, limitations, restrictions or conditions of such redemption;

5. the relative amounts, and the relative rights or preference, if any, of payment in respect of shares of such series, which the holders of shares of such series shall be entitled to receive upon the liquidation, dissolution or winding-up of the Corporation;

6. whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

7. whether or not the shares of such series shall be convertible into, or exchangeable for, shares of any other class, classes or series, or other securities, whether or not issued by the Corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting same;

8. the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock (as defined below) or any other class or classes of stock of the Corporation ranking junior to the shares of such series either as to dividends or upon liquidation, dissolution or winding-up;

9. the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issuance of any additional stock (including additional shares of such series or of any other series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distributions of assets upon liquidation, dissolution or winding-up; and

10. any other preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall not be inconsistent with law, this Article Fourth or any resolution of the Board of Directors pursuant hereto.
      II. Common Stock and Class B Common Stock. Except as otherwise provided in this Section II or as otherwise required by applicable law, all shares of Common Stock and Class B Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions.

A. Unless expressly provided by the Board of Directors of the Corporation in fixing the voting rights and powers of any series of Preferred Stock, the holders of the outstanding shares of Common Stock and Class B Common Stock together shall exclusively possess all voting rights and power for the election of directors and for all other purposes. Each holder of record of shares of Common Stock shall be entitled to one vote for each share of such stock standing in his name on the books of the Corporation. Except as set forth in Article Eleventh or as otherwise required by law, the Common Stock and the Class B Common Stock shall vote together as a single class on all matters, and shall not be entitled to vote as a separate class on any matter submitted to a vote of the shareholders of the Corporation.

1. At such time as there are no shares of Common Stock outstanding, the holders of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock.

2. At such time as there are shares of Common Stock outstanding, the holder of Class B Common Stock shall be entitled, with respect to the Class B Common Stock held by such holder, to such number of votes equal to (i) the total number of shares of Common Stock from time to time issuable upon conversion of all membership interests in AREP Oil & Gas LLC held by such holder at the close of business on the record date for the vote on the matter in question, divided by (ii) the number of shares of Class B Common Stock held by such holder.

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B. Subject to the prior rights of the holders of Preferred Stock now or hereafter granted pursuant to this Article Fourth, the holders of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for that purpose, dividends payable either in cash, stock or otherwise. The holders of Class B Common Stock are not entitled to the payment of dividends.

C. In the event of any liquidation, dissolution or winding-up of the Corporation, either voluntary or involuntary, after payment shall have been made in full to the holders of Preferred Stock of any amounts to which they may be entitled and subject to the rights of the holders of Preferred Stock now or hereafter granted pursuant to this Article Fourth, the holders of Common Stock and Class B Common Stock shall be entitled, to the exclusion of the holders of Preferred Stock of any and all series, to share, ratably accordingly to the number of shares held by each such holder, an amount equal to the par value per share (adjusted to reflect stock splits, combinations and dividends since the original date of issuance). After the payment in full of the amount described in the immediately preceding sentence to the holders of Common Stock and Class B Common Stock, the holders of the Common Stock shall be entitled to receive ratably, in accordance with the number of shares held by each such holder, all of the remaining assets of the Corporation available for distribution to the holders of Common Stock, and the holders of Class B Common Stock shall not be entitled to share in the distribution of such remaining assets.
      FIFTH: The name and the mailing address of the incorporator is as follows:

Name	Address

American Real Estate Holdings	100 South Bedford Rd.
Limited Partnership	Mt. Kisco, NY 10549
      SIXTH: The Corporation shall have perpetual existence.
      SEVENTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

1. The business of the Corporation shall be conducted by the officers of the Corporation under the supervision of the Board of Directors.

2. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. No election of Directors need be by written ballot.

3. Subject to the limitations set forth in this Certificate of Incorporation, the Board of Directors of the Corporation may adopt, amend or repeal the Bylaws of the Corporation at any time after the original adoption of the Bylaws according to Section 109 of the General Corporation Law of the State of Delaware.

4. The Corporation shall not adopt or approve the classification of directors of the Corporation for staggered terms pursuant to the provisions of subsection (d) of Section 141 of the General Corporation Law of the State of Delaware other than by an amendment to this Certificate of Incorporation duly adopted by the stockholders of the Corporation.
      EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment.

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      NINTH: The Corporation may, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which a person indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
      TENTH: Provisions Relating to the Founding Stockholders.

1. Founding Stockholders. In anticipation that the Founding Stockholders and the Corporation may engage, directly or indirectly, in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with the Founding Stockholders (including potential service of officers, directors, members, stockholders, partners or employees of the Founding Stockholders as officers, directors and employees of the Corporation), the provisions of this Article Tenth are set forth to regulate, define and guide, to the fullest extent permitted by the General Corporation Law of the State of Delaware, the conduct of certain affairs of the Corporation as they may involve the Founding Stockholders and their respective officers, directors, members, partners, stockholders and employees and the powers, rights and duties of the Corporation and the Founding Stockholders and their respective officers, directors, members, partners, stockholders and employees in connection therewith. The following provisions shall be applicable to the maximum extent permitted by applicable Delaware law.

2. Competition and Corporate Opportunities. None of the Founding Stockholders or any director, officer, member, partner, stockholder or employee of any Founding Stockholder (each, acting in such capacity, a “Specified Party ”), independently or with others, shall have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation and that might be in direct or indirect competition with the Corporation. In the event that any Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Founding Stockholder or Specified Party, as applicable, and the Corporation, none of the Founding Stockholders or Specified Parties shall have any duty to communicate or offer such corporate opportunity to the Corporation, and any Founding Stockholder and Specified Party shall be entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and the Corporation shall have no right in or to such corporate opportunity or to any income or proceeds derived therefrom.

3. Allocation of Corporate Opportunities.

a. To the maximum extent permitted by applicable Delaware law, in the event that a director, officer or employee of the Corporation who is also a Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to Section 3(b) of this Article Tenth, the Corporation shall have no interest in such corporate opportunity and no expectation that any corporate opportunity be offered to the Corporation, any such interest or expectation being hereby renounced, so that, as a result of such renunciation, and for the avoidance of doubt, such Founding Stockholder or Specified Party (i) shall have no duty to communicate or present such corporate opportunity to the Corporation, (ii) shall have the right to hold any such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than the Corporation and (iii) shall not breach any fiduciary duty to the Corporation by reason of the fact that such Founding Stockholder or Specified Party pursues or acquires any such corporate opportunity for itself or directs, sells, assigns or transfers such corporate opportunity to

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another person or does not communicate information regarding such corporate opportunity to the Corporation.

b. Notwithstanding the provisions of Sections 2 and 3(a) of this Article Tenth, the Corporation does not renounce any interest or expectation it may have in any corporate opportunity that is offered to any Founding Stockholder or Specified Party, if such opportunity is expressly offered to such Founding Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as a director, officer or employee of the Corporation.

c. No amendment or repeal of this Section 3 of this Article Tenth shall apply to or have any effect on the liability or alleged liability of any Founding Stockholder or Specified Party for or with respect to any corporate opportunity of which such Founding Stockholder or Specified Party becomes aware prior to such amendment or repeal.

4. Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this Article Tenth, a corporate opportunity shall not be deemed to belong to the Corporation, and the Corporation hereby renounces any interest therein, if it is a business opportunity that the Corporation is not financially able, contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectation.

5. Certain Definitions. For purposes of this Article Tenth only, (i) the term “Corporation” shall mean the Corporation and all corporations, limited liability companies, partnerships, joint ventures, associations and other entities in which the Corporation beneficially owns (directly or indirectly) fifty percent (50%) or more of the outstanding voting stock, voting power or similar voting interests, except that for purposes of determining those persons who are directors of the Corporation, such term shall mean the Corporation without regard to any other entities in which it may hold an interest, (ii) the term ”Founding Stockholder” shall mean American Real Estate Partners, L.P. (“AREP”) and its affiliates (other than the Corporation) and any other persons in which AREP or any such affiliate has any direct or indirect voting or economic interest, (iii) the term “affiliate”, when used with reference to any person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person, (iv) the term “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise, and (v) the term “person” shall mean an individual, partnership, limited partnership, limited liability company, corporation, trust, estate, association or any other entity.

6. Expiration of Certain Provisions. Notwithstanding anything in this Certificate of Incorporation to the contrary, the provisions of this Article Tenth shall expire as to any Specified Party on the date that such person ceases to be a Specified Party. Neither the alteration, amendment, change or repeal of any provision of this Article Tenth nor the adoption of any provision of this Certificate of Incorporation inconsistent with any provision of this Article Tenth shall eliminate or reduce the effect of this Article Tenth in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Tenth, would accrue or arise prior to such alteration, amendment, repeal or adoption.

7. Deemed Notice. Any person or entity purchasing or otherwise acquiring any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article Tenth.
      ELEVENTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article Eleventh; provided, however, that so long as both shares of Common Stock and Class B Common Stock remain outstanding, the Class B Common Stock and the rights

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of the holders thereof shall not be subject to redemption, change, modification or amendment (whether by merger, consolidation or otherwise), whether directly or indirectly, without the affirmative vote of the holders of 100% of the outstanding shares of Class B Common Stock. Without limiting the foregoing, in addition to any other approval required by applicable law or this Certificate of Incorporation, any issuance of Class B Common Stock (other than the initial issuance thereof) and any change to (i) Section II of Article Fourth, (ii) this Article Eleventh or (iii) any definitions pertaining thereto, shall require the affirmative vote of 100% of the outstanding shares of Class B Common Stock.
      TWELFTH: The Corporation expressly elects not be governed by Section 203 of the General Corporation Law of the State of Delaware.
      Signed on the 6th day of December, 2005.

AMERICAN REAL ESTATE HOLDINGS
LIMITED PARTNERSHIP

By:	American Property Investors, Inc.

By:	/s/ Keith Meister

Name: Keith Meister

Title:	Chief Executive Officer

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Schedule 1.7
Calculation of Percentage
      ALL NUMBERS BELOW ARE HYPOTHETICAL ASSUMPTIONS USED SOLELY FOR THE PURPOSE OF THIS EXAMPLE
Assumptions for Merger
      1. Following the Merger, capital accounts in AREP Oil & Gas will be reflected at Fair Market Value.
      2. Assume that, following the Merger, (i) the NEG Holding LLC interest is contributed to AREP Oil & Gas and (ii) capital accounts in AREP Oil & Gas are as follows: (x) AREH, $920, and (y) IPO Co., $80.
      3. Assume that net indebtedness of the Enterprise is $500 million immediately prior to or simultaneously with the consummation of the IPO Transaction.
Result
      Stock held in IPO Co. would be as follows: (i) AREH, 25,050,001 common; (ii) NEG public holders, 24,949,999 common; and (iii) AREH, 1 Class B Common.
Assumptions for IPO
      IPO Co. raises $380 and contributes this amount to AREP Oil & Gas and issues 232,485,878 shares of common stock to its new public stockholders (the “New Holders”).
Result
      A. The capital accounts in AREP Oil & Gas are as follows: (i) AREH, $920; and (ii) IPO Co., $460. Following $250 distribution to AREH, AREH’s capital account is reduced to $670.
      B. The holders of IPO Co. stock are as follows:

(i) AREH, 25,050,001 common

(ii) NEG public holders, 24,949,999 common

(iii) New Holders, 232,485,878 common

(iv) AREH, 1 Class B Common
      C. The interest of AREH in AREP Oil & Gas is convertible into 411,432,340 shares of IPO Co. Common Stock (the “Convertible Amount”). The Class B Common share is entitled to a number of votes as a common holder equal to the Convertible Amount.
Debt Adjustment
      If net indebtedness of the Enterprise is not $500 million immediately prior to or simultaneously with the consummation of the IPO Transaction, then the Percentage shall be adjusted in accordance with the following examples:

Example 1
      If net indebtedness of the Enterprise is $500 million immediately prior to or simultaneously with consummation of the IPO Transaction, then the Percentage shall be 7.990%

A-B-43

Example 2
      If net indebtedness of the Enterprise is $430 million immediately prior to or simultaneously with consummation of the IPO Transaction, then the Percentage shall be calculated as follows:
      7.990 - (0.6322 x 70/100) = 7.54746%

Example 3
      If net indebtedness of the Enterprise is $350 million immediately prior to or simultaneously with consummation of the IPO Transaction, then the Percentage shall be calculated as follows:
      7.990 - (0.6322 x 150/100) = 7.0417%

Example 4
      If net indebtedness of the Enterprise is $570 million immediately prior to or simultaneously with consummation of the IPO Transaction, then the Percentage shall be calculated as follows:
      7.990 + (0.6322 x 70/100) = 8.43254%

Example 5
      If net indebtedness of the Enterprise is $650 million immediately prior to or simultaneously with consummation of the IPO Transaction, then the Percentage shall be calculated as follows:
      7.990 + (0.6322 x 150/100) = 8.9383%

A-B-44

Schedule 4.11
Affiliates
Bob G. Alexander
AREP Oil & Gas LLC
Randall D. Cooley
Philip D. Devlin
Martin L. Hirsch
Robert H. Kite
Robert J. Mitchell
Jack G. Wasserman

A-B-45

Annex C
December 7, 2005
Special Committee of the Board of Directors
National Energy Group, Inc.
4925 Greenville Avenue, Suite 1400
Dallas, Texas 75206
Attention: Robert H. Kite, Chairman
Dear Mr. Kite:
      We understand that National Energy Group, Inc., a Delaware corporation (“NEG” or the “Company”), AREP Oil & Gas LLC, a Delaware limited liability company (“AREP”), and a newly formed Delaware corporation (“IPO Co.”) to be organized for the purpose and which we understand will be wholly owned by American Real Estate Holdings Limited Partnership, a Delaware limited partnership (“AREH”) are considering entering into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Company is anticipated to be merged (the “Merger”) with and into IPO Co., with IPO Co. as the surviving corporation. We also understand that the contemplated Merger is part of and conditioned upon a larger anticipated transaction (the “Transaction”) that will involve a combination or consolidation of certain entities, including National Onshore LP, a Delaware limited partnership (“NatOn”), National Offshore LP, a Delaware limited partnership (“NatOff”) with IPO Co. and the Company, with the combination or consolidation expected to take place in connection and substantially contemporaneously with an initial public offering (the “Offering”) of the shares of IPO Co.’s common stock (the “IPO Stock”). Finally, we understand that the anticipated business combination may be achieved, as to one or more of these entities, by the acquisition of equity interests. As a result of the Merger, holders of the Company’s common stock, $0.01 par value per share (the “Common Stock”), are expected to have their shares converted into the right to receive shares of the IPO Stock (the “Merger Consideration”).
      You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of the Common Stock, other than affiliates of the Company, of the Merger Consideration.
      In arriving at our Opinion, we have reviewed, among other information deemed relevant by us, the following:

1. the Company’s annual reports to stockholders on Form 10-K for the years ended December 31, 2003 and 2004, and quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, which the Company’s management has identified as being the most current financial statements available;

2. information provided by the Company relating to its business operations, financial condition, assets and liabilities, and independent reserve evaluations dated as of June 30, 2005, of the Company’s oil and gas reserves by Netherland, Sewell & Associates, Inc. -and DeGolyer and MacNaughton;

3. information provided by the Company relating to the business operations of NatOff in 2005, its financial condition, assets, liabilities, and the independent reserve evaluation of NatOff’s oil and gas reserves dated as of June 30, 2005, by Netherland, Sewell & Associates, Inc.;

4. information provided by the Company relating to the business operations of NatOn in 2005, its financial condition, assets, liabilities, and the independent reserve evaluation of NatOn’s oil and gas

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Special Committee to the Board of Directors
December 7, 2005

reserves, other than those associated with the Minden Field assets discussed below, dated as of June 30, 2005, by Netherland, Sewell & Associates, Inc.

5. certain limited information provided by the Company relating to the current production associated with assets referred to as the Minden Field which we understand were acquired by NatOn on November 8, 2005, and information provided by the Company with respect to the acquisition itself;

6. the historical market prices and trading volume for the Company’s publicly traded securities;

7. the range of discounts generally applied to minority interests in publicly traded companies in a position similar to that of the Company;

8. the historical market prices and trading volume of the publicly traded common equity and certain publicly available financial data for companies that we deem comparable to IPO Co., as we currently understand it to be contemplated;

9. the Operating Agreement of NEG Holding, LLC;

10. a draft of the Agreement, dated December 7, 2005; and

11. the Confidential Information Memorandum dated November 2005 for AREP with AREP’s placement agents, Citigroup Global Markets Inc. and Bear, Stearns & Co. Inc., for the private placement of $700 million in Senior Secured Credit Facilities (the “Bank Package”).
      We have also held discussions with certain members of management of the Company and with members of the Board of Directors of the Company in their respective capacities as management and Directors of the Company, respectively, and to the extent applicable, in their separate capacities as managers of the assets of NatOff and NatOn with respect to the past and current business operations, financial circumstances and future prospects of each of the Company, NatOff and NatOn, the anticipated effects of the Merger and the Transaction on the Company and on NatOff and NatOn, the prospects of the Company in the event the Merger and the Transaction are not consummated and certain other matters that we believed necessary or appropriate to our inquiry.
      In connection with our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and on behalf of NatOff and NatOn, and we have not assumed any responsibility or liability therefore. We have not conducted any valuation or appraisal of any specific assets or liabilities, nor have any such valuations or appraisals been provided to us other than the reserve reports described in numbered sentences 2, 3 and 4 above. In relying on financial analysis and forecasts provided to us, including the expected effects of the Transaction on the Company and on NatOff and NatOn, we have assumed that those analyses and forecasts have been reasonably prepared by knowledgeable, qualified parties and are based on assumptions reflecting the best currently available estimates and judgments by management of the Company or the managers of the assets of NatOn and NatOff, as the case may be, of the expected future financial performance of the Company, NatOn and NatOff. In relying upon the reserve reports described in numbered sentences 2, 3 and 4 above, we have assumed that they have been reasonably prepared by knowledgeable, qualified petroleum engineers, in consultation with management of the Company and managers of the assets of NatOn and NatOff, based upon assumptions reflecting the best currently available estimates and judgments of such persons as to the oil and gas reserves, related futures revenues and associated costs in question.
      We have assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, that the final form of the Agreement will be substantially similar to the last draft reviewed by us, that each of the AREP, the Company, NatOn and NatOff will be parties thereto (and that all of the assets of the AREP, the Company, NatOn and NatOff will continue to be owned by those entities and will be a part of the Enterprise (as defined in the Agreement)) and that the Merger and the Transaction will

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Special Committee to the Board of Directors
December 7, 2005

be negotiated and consummated in the manner and spirit contemplated in Section 1.7(b) of the Agreement, consistent with covenants of the parties set forth in Sections 4.1 and 4.2, in each case without giving effect to the provisions of any Disclosure Schedule contemplated therein, and in a manner consistent with the anticipated transactions described on Exhibit B to the Agreement and in the Bank Package. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger and the Transaction will be obtained without any material cost or adverse effect on the Company. We have assumed that except as specifically permitted by Sections 4.1 and 4.2 of the Agreement, as the case may be, and Exhibit B thereto, but without giving effect to any transaction described in an associated Disclosure Schedule, in no event will any affiliate of AREP or the Company become a party to any transaction with the Company, IPO Co., NatOn or NatOff, or any other party to the Transaction, or relating to any of their respective assets, that is material to the Company, IPO Co, NatOff, NatOn or any such other party to the Transaction or that would be required to be disclosed in a proxy or information statement if the Merger were subject to the provisions of Rule 13e-3 as promulgated under the Securities Exchange Act of 1934, as amended. Finally, we understand from conversations with management of the Company, and we have assumed, that AREP is not willing, in the foreseeable future, to entertain a transaction pursuant to which it would divest itself of its ownership interest in the Company or NEG Holding, LLC.
      Our Opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect our opinion of the matters described herein, but we do not undertake any obligation to update, revise or reaffirm this Opinion. Our Opinion is limited to the fairness, from a financial point of view, to the holders of the Common Stock, other than affiliates of the Company, of the Merger Consideration and we express no opinion as to the underlying decision by the Company to become a party to the Agreement or consummate the Merger or the Transaction. We are expressing no opinion herein, and have expressed no opinion elsewhere, as to the price at which the Common Stock, or the IPO Stock will trade at any time in the future. We have also expressed no opinion as to the likelihood that IPO Co. will be successful in consummating an initial public offering, nor have we expressed any opinion of the fairness of any interest in IPO Co. to be owned by AREP or any of the Company’s or AREP’s affiliates. Our Opinion also does not address the tax implications of the Transaction on the stockholders of the Company or the future stockholders of IPO Co.
      We have acted as financial advisor to the Company with respect to the proposed Merger and upon approval of the Merger Agreement, will receive a fee from the Company for our services. We and our affiliates have in the past provided investment banking and financial advisory services to the Company and its affiliates for customary compensation. Specifically, we were retained by the Special Committee to the Board of Directors of the Company to provided financial advisory services relating to the valuation of the assets of each of the Company, NatOn and NatOff in the past and received fees for those services.
      On the basis of and subject to the foregoing, we are of the opinion that the consideration to be received by the holders of the Common Stock, other than affiliates of the Company, as a result of the Merger is fair to those holders from a financial point of view.
      This Opinion has been provided in accordance with and subject to the limitations set forth in our engagement letter, is for the exclusive benefit of the Special Committee and Board of Directors of the Company, in their respective fiduciary capacities, and may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever, and may not be relied upon by any third

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Special Committee to the Board of Directors
December 7, 2005

party, including security holders of the Company, without our prior written consent, which consent may be withheld for any or no reason.

ENERGY SPECTRUM ADVISORS INC.
James P. Benson
Managing Director

A-C-4

Annex D
LETTER RECOMMENDATION OF THE SPECIAL COMMITTEE
Special Committee of the
Board of Directors
of
National Energy Group, Inc.
December 6, 2005
Board of Directors
National Energy Group, Inc.
4925 Greenville Avenue, Suite 1400
Dallas, Texas 75206

Re: Possible Merger Transaction with Majority Stockholder
Gentlemen:
As the sole member of the Special Committee of the Board of Directors of National Energy Group, Inc., I have been negotiating with representatives of Icahn Associates Corp. and its affiliate, American Real Estate Holdings Limited Partnership (“AREH”), the terms upon which a newly organized affiliate of AREH (“IPO Co.”) might acquire the shares of National Energy Group, Inc. (“NEG”) not presently owned by AREP Oil & Gas LLC (“AREP Oil”) substantially contemporaneously with the consummation of IPO Co.’s initial public offering (the “IPO Transaction”). Earlier today, I received a suggested form of definitive Agreement and Plan of Merger from AREH, a copy of which is attached hereto as Annex A (the “Agreement”). The Agreement has been the subject of review and negotiation by the Special Committee with the assistance of its legal counsel for many weeks and represents the culmination of this process.
Under the terms of the Agreement, NEG would be merged into IPO Co., as the surviving corporation, substantially contemporaneously with the closing of the IPO Transaction (the “Merger”). Each outstanding share of common stock of NEG would be converted in the Merger into shares of IPO Co. in accordance with the terms of Section 1.7 of the Agreement (the “Merger Consideration”), which provides as follows:

Section 1.7. Conversion of Shares.

(a) At the Effective Time, each share of Company Common Stock (individually a “Share” and collectively the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares held in the Company’s treasury or by any of the Company’s subsidiaries) shall, by virtue of the Merger and without any action on the part of AREP Oil & Gas, IPO Co., the Company or the holder thereof, be converted into the right to receive that fraction of a fully-paid and non-assessable share of common stock, par value $.01 per share, of IPO Co. (“IPO Co. Common Stock”) equal to the Exchange Ratio (as defined below) (the “Merger Consideration”).

A-D-1

Board of Directors
December 6, 2005

(b) The “Exchange Ratio” shall be determined by multiplying 0.00000008936 [i.e., 1/11,190,650 (the number of outstanding Shares)] by the Share Amount (as hereafter defined). The “Share Amount” shall mean that number of shares of IPO Co. Common Stock which results in the holders of the Shares receiving, in the aggregate, a 7.990% (the “Percentage”) economic interest in the entire equity of the Enterprise (as hereafter defined) immediately prior to consummation of the IPO Transaction; provided, however, that the parties acknowledge and agree that: (i) the Percentage is based upon the assumption that the Enterprise will be subject to $500 million of net indebtedness (i.e., total indebtedness minus cash) immediately prior to or simultaneously with consummation of the IPO Transaction (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries); (ii) to the extent that the Enterprise is subject to less than $500 million of net indebtedness at such time (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries), the Percentage will be reduced by subtracting the Adjustment Amount (as hereafter defined) from the Percentage; and (iii) to the extent that the Enterprise is subject to in excess of $500 million of net indebtedness at such time (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries), the Percentage will be increased by adding the Adjustment Amount to the Percentage. The “Adjustment Amount” shall mean the product of (x) 0.6322% and (y) that fraction obtained by dividing the positive difference between $500 million and the actual net indebtedness of the Enterprise immediately prior to or simultaneously with consummation of the IPO Transaction (after all incurrences and repayments of debt contemplated in Exhibit B hereto and excluding intercompany notes of the members of the Enterprise and their subsidiaries) by $100 million. Set forth on Schedule 1.7 hereto is an example of how the Percentage shall be calculated. At Closing, the remaining economic interest in the Enterprise will be held, directly or indirectly, by AREH. The term “Enterprise” shall mean a combination or consolidation of entities which includes 100% of the equity interests in each of AREP Oil & Gas, National Onshore, National Offshore and the Company.

(c) Each of the parties acknowledge and agree that the structure of the IPO Transaction and the transactions described in Exhibit B have not been determined as of the date of this Agreement but the parties will work together in good faith to ensure that, regardless of the structure of such transactions, the holders of the Shares will receive in the Merger, in the aggregate, the Percentage, it being understood that the percentage interests of such holders in the Enterprise shall be reduced as a result of the issuance of shares of IPO Co. Common Stock pursuant to the IPO Transaction. The dilution resulting from the issuance of shares of IPO Co. Common Stock pursuant to the IPO Transaction will be borne equally by all holders of the IPO Co. Common Stock prior to the

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Board of Directors
December 6, 2005

IPO Transaction (based upon the number of shares held). Attached as Schedule 1.7 is an example of the proportionate economic interests based on the assumptions set forth therein.

(d) The parties acknowledge and agree that, following consummation of the IPO Transaction, there will be no restrictions or limitations, other than as imposed by applicable law, on any transactions by IPO Co., including, without limitation, any issuances of securities by IPO Co. (whether involving the issuance of shares of IPO Co. Common Stock pursuant to any employee or executive option plan or other equity incentive plan adopted by IPO Co., the issuance of shares of IPO Co. Common Stock in connection with any secondary equity offering, the issuance of shares of IPO Co. Common Stock upon conversion of any convertible equity or debt securities that IPO Co. may issue in the future, or otherwise), or any adjustment, antidilution protection or preemptive right in respect thereof. The receipt of the Percentage is only for purposes of determining the Merger Consideration and is not an ongoing obligation, and neither IPO Co. nor any other person shall have any duty to cause the Percentage to be maintained following the Merger.

(e) The parties further acknowledge and agree that: (i) the structure of the IPO Transaction may involve IPO Co. owning an equity interest in AREP Oil & Gas, with the remaining interest (the “Interest”) as of the Closing owned by AREH or affiliates of AREH which would be convertible into shares of IPO Co. Common Stock based upon AREH’s pro rata ownership in the Enterprise (subject to typical anti-dilution protections) (the “Convertible Option”) as a result of the Interest; (ii) initial capital accounts in AREP Oil & Gas will be set at fair market value; and (iii) at the formation of IPO Co., AREH will be issued a share or shares of non-redeemable Class B Common Stock of IPO Co. which will provide AREH with that percentage of the outstanding voting power of IPO Co. Common Stock equivalent to the number of shares of IPO Co. Common Stock it would obtain upon exercise of the Convertible Option; provided, however, that such Class B Common Stock shall not be entitled to any dividends or liquidation preference (other than a nominal preference not to exceed $1,000 in the aggregate) over the shares of IPO Co. Common Stock. Attached as Schedule 1.7 is an example of AREH’s conversion and voting rights.

(f) At the Effective Time, each Share held in the treasury of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of any party, be canceled, retired and cease to exist, and no shares of IPO Co. Common Stock shall be delivered with respect thereto.

(g) At the Effective Time, each share of common stock and Class B Common Stock of IPO Co. issued and outstanding immediately prior to the Effective Time shall remain outstanding.

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Board of Directors
December 6, 2005

In order to evaluate the Agreement and the Merger Consideration, the Special Committee relied upon Bracewell & Giuliani LLP (“Bracewell”) and Energy Spectrum Advisors, Inc. (“ESA”) in various respects. Initially the Special Committee engaged ESA to provide financial advisory services as to the Net Asset Values (as defined in the engagement letter between NEG and ESA dated September 27, 2005) of participants in a potential transaction among NEG and various components of AREP Oil, including National Onshore, LP (“Onshore”) and National Offshore, LP (“Offshore”), all as more fully described in such engagement letter. Subsequent to that engagement, the Special Committee engaged ESA to opine on whether the Merger Consideration is fair from a financial point of view to the stockholders of NEG other than affiliates of NEG, which for these purposes would include AREP Oil. The Special Committee also consulted with Bracewell, its special legal counsel, regarding the terms and conditions of the Agreement.
The Special Committee has carefully reviewed and considered: (a) the prior offers from AREH to acquire the outstanding shares of capital stock of NEG not owed by AREP Oil that were not accepted by the Special Committee; (b) the most recent reserve reports available for NEC, Offshore and Onshore, including the nature and extent of their respective reserve categories; (c) the valuation of the oil and gas and related assets of NEG and AREP Oil prepared by ESA (in this connection, ESA assumed without verification that the value of the assets comprising the Minden Field purchased by Onshore in November 2005 was $85 million, being the purchase price paid for those assets); (d) the minimum asset base and the business prospects of IPO Co., (e) the range of discounts generally applied to minority equity interests in publicly traded companies such as NEG; (f) the rights and obligations of NEG and AREP Oil under the terms of the Operating Agreement applicable to NEG Holding LLC (“Holding”); (g) the terms of AREP Oil’s Confidential Information Memorandum (November 2005) relating to its $700,000,000 Senior Secured Credit Facilities (including the summary term sheets referred to therein); (h) the belief that the Merger Consideration represents the maximum consideration that AREH is prepared to allocate to the stockholders of NEG other than AREP Oil in the Merger; (i) receipt of the approval of NEG’s stockholders prior to AREH’s acquisition of a majority of NEG’s outstanding voting capital securities; (j) the likelihood that there will be a more active trading market and hence enhanced liquidity for the common stock of IPO Co. following the IPO Transaction than has been the case with regards to NEG’s shares; (k) the indirect controlling ownership position of AREH in NEG and the repeated assurances by affiliates of AREH that they have no interest in selling their equity interests in either NEG or Holding; (1) the approval of the corporate structure of NEG by a bankruptcy court prior to NEG’s emergence from bankruptcy; (m) the terms and provisions of the Agreement, including (x) the provision that was included at AREH’s insistence that the Merger and the Agreement be approved by written consent of AREP Oil, as the holder of a majority of NEG’s outstanding shares substantially contemporaneously with the execution of the Agreement, rather than be submitted to the stockholders of NEG at a meeting called for such purpose under circumstances that require, in addition to the requirements of the General Corporation Law of the State of Delaware, approval of the Merger by a majority of the shares voting at the meeting and held by stockholders of NEG other than AREP Oil, and (y) the absence of a mechanism for the evaluation of unsolicited offers for the acquisition of NEG or Holding, or significant interests therein, received by NEG after the execution of the Agreement because of the approval of the Agreement by written consent of AREP Oil substantially contemporaneously with the execution of the Agreement; (n) the

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Board of Directors
December 6, 2005

probability that the terms and structure of the IPO Transaction will be commercially reasonable in view of the contemplated participation by one or more responsible investment banking firms as managing underwriters of the transaction; (o) the contemplated qualification of the Merger as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended; (p) the written opinion of ESA attached hereto as Annex B that, based upon the considerations and assumptions set forth therein, the Merger Consideration as set forth in the Agreement is fair from a financial point of view to the stockholders of NEG other than affiliates of NEG (in this connection it should be noted that ESA has been studying and discussing with the Special Committee, among other things, the relative values of NEG and AREP Oil and its subsidiaries for many weeks); and (q) other factors deemed relevant by it.
Based on all relevant facts and circumstances, including the foregoing, the Special Committee has concluded that the Merger Consideration is fair from a financial point of view to the stockholders of NEG other than affiliates of NEG and recommends that the entire Board of Directors of NEG approve the Merger and the Agreement as being fair to, advisable and in the best interests of, the stockholders of NEG other than affiliates of NEG.

Yours respectfully,

/s/ Robert H. Kite

Robert H. Kite
Chairman and Sole Member
BK

A-D-5

Annex E
REPORTS OF NETHERLAND, SEWELL & ASSOCIATES, INC.

A-E-1

Annex F
REPORTS OF DEGOLYER AND MACNAUGHTON

A-F-1

Until        ●        , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

JOINT INFORMATION
STATEMENT/PROSPECTUS

National Energy Group, Inc.
NEG, Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or a party or is threatened to b, made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article 9 of our certificate of incorporation and Article 7 of our bylaws generally provide that we will indemnify our directors and officers and certain other persons to the fullest extent permitted by the DGCL.
      Section 145 of the DGCL also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.
      As permitted by the DGCL, Article 8 of our certificate of incorporation eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director:

•	for a breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Pursuant to Section 174 of the DGCL, which relates to the declaration of dividends and purchase or redemption of shares in violation of the DGCL; and

•	for any transaction from which the director derived an improper personal benefit.

Item 21.	Exhibits and Financial Statement Schedules.
      See the Exhibit Index, which follows the signature page, which is incorporated by reference.

Item 22.	Undertakings.
      1. The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
      2. The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      4. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      5. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 29th day of June, 2006.

NEG, Inc.

By:	/s/ Bob G. Alexander

Name: Bob G. Alexander

Title:	Chairman of the Board, President and Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bob G. Alexander and Randall D. Cooley, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Bob G. Alexander Bob G. Alexander	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	June 29, 2006

/s/ Randall D. Cooley Randall D. Cooley	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	June 29, 2006

/s/ Keith A. Meister Keith A. Meister	Director	June 29, 2006

EXHIBIT INDEX

Number		Exhibit

2.1		Agreement and Plan of Merger, dated as of December 7, 2005, by and between National Energy Group, Inc., AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC) and NEG IPOCO, Inc. (incorporated by reference to Exhibit 10.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 7, 2005).
3	.1*	Form of Amended and Restated Certificate of Incorporation of NEG, Inc.
3	.2*	Form of Amended and Restated Bylaws of NEG, Inc.
4	.1*	Specimen Common Stock Certificate
5	.1*	Opinion of DLA Piper Rudnick Gray Cary US LLP
8	.1*	Tax Opinion of Bracewell & Giuliani LLP
10	.1*	Form of Amended and Restated Limited Liability Company Agreement of NEG Oil & Gas LLC
10.2		Credit Agreement, dated as of December 20, 2005, by and among AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as borrower, Citicorp USA, Inc., as administrative agent, Bear Stearns Corporate Lending Inc., as syndication agent and certain Financial Institutions as lenders (incorporated by reference to Exhibit 10.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.3		Security Agreement, dated as of December 20, 2005, from the Guarantors referred to therein to Citicorp USA, Inc., as administrative Agent (incorporated by reference to Exhibit 10.2 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.4		Guaranty, dated as of December 20, 2005, from the Guarantors named therein and the Additional Guarantors referred to therein in favor of the Guaranteed Parties referred to therein (incorporated by reference to Exhibit 10.3 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.5		Amended and Restated Credit Agreement, dated as of December 20, 2005, among NEG Operating LLC, as the Borrower, AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as the Lender, AREP Oil & Gas LLC, as Administrative Agent for the Lender, and Citicorp USA, Inc., as Collateral Agent for the Lender and the Hedging Counterparties (incorporated by reference to Exhibit 10.4 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 29, 2005).
10.6		Purchase Agreement for Notes Issued by TransTexas Gas Corporation, dated December 6, 2004, by and between Thornwood Associates L.P., as seller, and AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as purchaser (incorporated by reference to Exhibit No. 99.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 10, 2004).
10.7		Membership Interest Purchase Agreement, dated as of December 6, 2004 by and among AREP Oil & Gas LLC (now known as NEG Oil & Gas LLC), as purchaser, and Arnos Corp., High River Limited Partnership and Hopper Investments LLC, as sellers (incorporated by reference to Exhibit No. 99.3 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 10, 2004).
10.8		Membership Interest Purchase Agreement, dated January 21, 2005, by and among American Real Estate Partners, L.P. as purchaser and Gascon Partners, as seller (incorporated by reference to Exhibit No. 99.1 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on January 27, 2005).
10.9		Agreement and Plan of Merger, dated January 21, 2005, by and among National Onshore LP, Highcrest Investors Corp. and TransTexas Corporation (incorporated by reference to Exhibit No. 99.2 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on January 27, 2005).
10.10		Agreement and Plan of Merger, dated January 21, 2005, by and among National Offshore LP, Highcrest Investors Corp., Arnos Corp., American Real Estate Partners, L.P. and Panaco, Inc. (incorporated by reference to Exhibit No. 99.3 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on January 27, 2005).
10.11		Term Loan and Security Agreement among Panaco, Inc., MidRiver LLC and lenders named therein, dated as of November 16, 2004 (incorporated by reference to Exhibit No. 99.7 to American Real Estate Partners, L.P.’s Form 8-K (SEC File No. 1-9516), filed on December 10, 2004).
10	.12*	Form of Mortgage

Number		Exhibit

10	.13*	Form of % Senior Notes due 2014 of NEG Oil & Gas LLC (included in Exhibit 10.12)
10	.14*	Indenture, dated as of , among NEG Oil & Gas LLC, as issuer, the subsidiaries of NEG Oil & Gas LLC party thereto as guarantors and , as trustee.
10	.16*	Form of Management Agreement by and between NEG, Inc. and NEG Oil & Gas LLC
10	.17*	Form of Exchange Agreement by and among NEG, Inc., American Real Estate Partners, L.P. and NEG Oil & Gas LLC.
10	.18*	Form of Investor Rights Agreement by and among American Real Estate Partners, L.P., NEG, Inc. and NEG Oil & Gas LLC.
10	.19*	Form of Tax Receivable Agreement by and between NEG, Inc. and American Real Estate Partners, L.P.
21.1		Subsidiaries of NEG, Inc.
23.1		Consent of Grant Thornton LLP
23.2		Consent of Grant Thornton LLP
23.3		Consent of Grant Thornton LLP
23.4		Consent of Grant Thornton LLP
23.5		Consent of DeGolyer and MacNaughton
23.6		Consent of Netherland, Sewell & Associates, Inc.
23.7		Consent of Netherland, Sewell & Associates, Inc.
23.8		Consent of Netherland, Sewell & Associates, Inc.
23.9		Consent of Prator Bett, L.L.C.
23	.10*	Consent of DLA Piper Rudnick Gray Cary US LLP (to be included in Exhibit 5.1)
23	.11*	Consent of Bracewell & Giuliani LLP (to be included in Exhibit 8.1)
24.1		Power of Attorney (included on page II-3)

*	To be filed by amendment.